Filed under Rule 424(b)(3)

Registration No. 333-107254

PROSPECTUS

XO Communications, Inc.

Rights Offering

43,333,333 Shares of Common Stock, $0.01 par value,

at $5.00 per share

     We are offering up to 43,333,333 shares of our common stock, $0.01 par value, in a rights offering, at a price of $5.00 per share, which we refer to as the Offering. The Offering has two stages. We recently emerged from Chapter 11 reorganization proceedings, and have granted three classes of non-transferable subscription rights to participate in the first stage of the Offering to certain of our former creditors and equity security holders as part of our plan of reorganization.

     We refer to our common stock, par value $0.01, as the New Common Stock. We refer to the class A, class B and class C non-transferable subscription rights to buy our New Common Stock at $5.00 per share in this offering collectively as Subscription Rights and individually as Class A Subscription Rights, Class B Subscription Rights or Class C Subscription Rights. We refer to this first stage of our offering as the Rights Offering.

     The Rights Offering will begin on the date of this prospectus and continue until November 14, 2003 at 5:00 p.m., New York City time, the Subscription Rights Expiration Date.

     Any Subscription Rights that remain unexercised on the Subscription Rights Expiration Date (excluding rights added to the offering pursuant to the shareholder stipulation) will be cancelled and, in the second stage of the Offering, in place of the cancelled Subscription Rights an equal number of Transferable Subscription Rights to purchase New Common Stock at $5.00 per share will be issued to the pre-petition secured lenders of XO Parent, including affiliates of XO Parent. We refer to this second stage of our offering as the Subsequent Rights Offering.

     The Subsequent Rights Offering, if any, will begin as soon as commercially practicable after the Subscription Rights Expiration Date and continue until 5:00 p.m. on the 29th day after the date of issuance of the Transferable Subscription Rights, New York City time, the Transferable Rights Expiration Date.

     No shares of New Common Stock will be issued until the completion of both stages of the Offering.

     Our New Common Stock is quoted on the Nasdaq over-the-counter bulletin board at www.otcbb.com, or OTCBB, and in the Pink Sheets at www.pinksheets.com, under the symbol “XOCM,” but is not listed on any national or regional securities exchange or quoted through NASDAQ. On October 10, 2003, the last reported sale price for our New Common Stock on the OTCBB was $5.34 per share.

     The net proceeds of this offering will be used to repay and reduce our outstanding secured debt.

     The information contained in this information prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

     In this prospectus, “XO Parent”, “XO”, “we”, “us” and “our” each refers to XO Communications, Inc., a Delaware corporation, and not to its current or future subsidiaries unless the context otherwise requires or as expressly stated. The “Company” refers to XO Parent and its current subsidiaries, unless the context otherwise requires or as expressly stated.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. WE URGE YOU TO CAREFULLY READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 22 BEFORE YOU MAKE ANY INVESTMENT DECISION.

The date of this prospectus is October 16, 2003

QUESTIONS AND ANSWERS

Q:	What rights have I received in this Offering?

A:	If you are an eligible participant, we have issued you directly or through your broker or other representative rights entitling you to subscribe for shares of XO Parent New Common Stock for $5.00 per share. Your rights are not transferable, but the New Common Stock is transferable subsequent to your purchase.

Q:	Why is XO Parent making this Offering?

A:	We are required to make this Offering as part of our Chapter 11 reorganization plan.

Q:	How will you use the proceeds of this Offering?

A:	We will use all of the proceeds of this Offering to repay our outstanding senior secured debt.

Q:	How long do I have to decide whether to exercise my rights?

A:	In the first stage of the Offering, the Subscription Rights expire on November 14, 2003 at 5:00 p.m., New York City time, which we refer to as the Subscription Rights Expiration Date.

In the second stage of the Offering, the Transferable Rights, if any, expire 29 days after the date of issuance of such Transferable Subscription Rights, at 5:00 p.m., New York City time, which we refer to as the Transferable Rights Expiration Date.

The Rights Agent must receive all required documents and payments before that date and time for your exercise to be valid.

Q:	Where is my rights certificate?

A:	If, as of November 15, 2002, you held pre-petition securities of XO Parent in your own name, or had a pre-petition general unsecured claim against XO Parent in its reorganization proceeding, your rights certificate for Subscription Rights is enclosed with this prospectus. If, as of November 15, 2002, you held pre-petition securities of XO Parent in street name through a broker, your broker should have either received the rights certificate or a Subscription Right electronically through Depository Trust Company, or DTC, and will exercise your Subscription Rights as you direct.

If as of November 15, 2002, you held senior secured lender claims of XO Parent, Mizuho Corporate Bank, Limited, the administrative agent under the New Credit Agreement, will distribute your rights certificate for Transferable Rights, if any, to you.

Q:	Who else is receiving Subscription Rights in this offering?

A:	We have issued non-transferable Subscription Rights to XO Parent’s pre-petition general unsecured creditors as of November 15, 2002, holders as of that date of XO Parent’s pre-petition senior notes, pre-petition subordinated notes, pre-petition preferred stock, pre-petition class A common stock, pre-petition class B common stock, and legal counsel for the pre-petition class A common stock.

We, however, are not issuing Subscription Rights to security holders who have previously waived in writing their rights to participate in this Rights Offering, including holders of certain series of XO Parent’s pre-petition preferred stock and certain holders of pre-petition common stock.

Q:	Are all holders of general unsecured claims entitled to Subscription Rights?

A:	No. You are only entitled to Subscription Rights in this offering as a holder of a general unsecured claim if you:

•	were a general unsecured creditor of XO Parent on November 15, 2002;

•	properly filed a claim with the bankruptcy court which was not disputed or was approved by or allowed by the bankruptcy court; and

•	did not elect to have your claim paid as a convenience claim under the Plan of Reorganization;

If you do not meet these requirements, you are not a holder of a pre-petition general unsecured claim and you are not entitled to Subscription Rights.

In this prospectus, when we refer to pre-petition holders of general unsecured claims, we are only referring to holders of general unsecured claims that meet these requirements.

Q:	How big is the total Offering?

A:	We are initially offering 40,000,000 shares of our New Common Stock in this Offering. We have guaranteed that holders of pre-petition class A common stock and their legal counsel will receive the opportunity to purchase, in the aggregate, at least 3,333,333 shares, of New Common Stock in the Rights Offering. Thus, it is possible that the Rights Offering will be expanded by up to 3,333,333 additional shares, if and to the extent the Rights Offering is subscribed by the holders of pre-petition senior notes and general unsecured creditors on a pro rata basis in amounts that would not leave at least 3,333,333 shares available in the Rights Offering to holders of pre-petition class A common stock and their legal counsel.

Q:	If the Rights Offering is expanded, will the additional shares be available to anyone other than holders of pre-petition class A common stock?

A:	No. On the Subscription Rights Expiration Date any unexercised additional Subscription Rights added to the Rights Offering to ensure that the holders of pre-petition class A common stock receive Subscription Rights for at least 3,333,333 shares of New Common Stock will be deemed cancelled and will not be allocated to other Eligible Participants in the Rights Offering or the Subsequent Rights Offering.

Q:	How much is that on a percentage basis?

A:	As of June 30, 2003, XO Parent had 95,740,826 shares of New Common Stock outstanding including shares held for distribution upon final determination of disputed claims in our reorganization proceeding. If the Rights Offering were fully subscribed, the 43,333,333 shares issued would represent approximately 31% of our outstanding shares of New Common Stock, subject to dilution by outstanding warrants and employee stock options, each with exercise prices that range from $4.80 to $10.00.

Q:	How many shares of New Common Stock are you offering to me?

A:	Holders of Subscription Rights can request as many shares of New Common Stock as they would like to purchase in the Rights Offering, up to the full 40,000,000 share amount of the offering, or any smaller number. If the Rights Offering is not fully subscribed, holders of the Subscription Rights will receive all the shares of New Common Stock they request. If it is over-subscribed, shares of New Common Stock will be allocated among the requesting Subscription Rights holders according to the pro ration procedures described below.

Holders of Transferable Rights can request as many shares of New Common Stock as listed in the upper right hand corner of their rights certificate for Transferable Rights, which we refer to as a Transferable Rights Certificate. Transferable Rights do not have any oversubscription rights.

Q:	When is payment for the shares due?

A:	You must send payment for the full number of shares of New Common Stock requested at the time you make your request, recognizing that your request might not be fulfilled completely. If you receive less than all the shares you requested because of pro ration, we will refund the excess payment to you without interest.

Q:	If the Rights Offering is oversubscribed, how will you determine how many shares of New Common Stock I will receive in the offering?

A:	The number of shares of New Common Stock you receive will depend on the classification under the chapter 11 reorganization plan of the pre-petition claims or interests of XO Parent that you hold, the number of shares of New Common Stock you requested, and the number of shares requested by other eligible participants participating in the Rights Offering. We will make the computations required by the pro ration procedures described on pages 16 - 18 of this Prospectus following the conclusion of the Rights Offering, and then will notify you as soon as commercially practicable of the number of shares you have purchased. Our determinations will be final and binding, absent manifest error.

Q:	When will I receive the shares of New Common Stock I have purchased?

A:	No shares of New Common Stock will be issued until the completion of both stages of the Offering. If a Subsequent Rights Offering does not occur, we will distribute the New Common Stock issued in the Rights Offering as soon as commercially practicable after the Subscription Rights Expiration Date. If a Subsequent Rights Offering occurs, we will distribute the New Common Stock issued in both the Rights Offering and the Subsequent Rights Offering as soon as commercially practicable after the Transferable Rights Expiration Date. Thus, if you subscribe for shares in the Rights Offering on the first day of the Rights Offering, you may not receive your shares until after the Subsequent Rights Offering is completed (at least 59 days later) and after the Rights Agent has examined and tabulated all rights certificates received.

Q:	How will I receive the shares of New Common Stock I have purchased?

A:	All holders of Class A Subscription Rights and Class B Subscription Rights who exercise their firm subscription rights through DTC will receive their shares of New Common Stock through a book-entry at DTC. Unless otherwise specified in writing to the Rights Agent, all other holders of Subscription Rights and Transferable Rights who purchased shares of New Common Stock in the Rights Offering will be distributed by mail in certificated form. If you have an account with DTC and want your shares of New Common Stock to be distributed to such account, you must submit your request in writing to the Rights Agent and the Rights Agent must receive confirmation from you and DTC that you have an account with them that is eligible to receive the New Common Stock. The Rights Agent reserves the right to mail any New Common Stock in certificate form and refuse such requests in its discretion.

Q:	If I subscribe for shares of New Common Stock, is there any guaranteed minimum number of shares I will be entitled to buy?

A:	That depends on the class and amount of pre-petition claims or interests of XO Parent that you hold. Holders of XO Parent’s pre-petition senior notes and pre-petition general unsecured claims will receive Class A Subscription Rights to purchase at least a defined minimum number of shares of New Common Stock. The minimum number of shares available to these holders will vary depending on the size of their holdings. Holders of XO Parent’s pre-petition class A common stock will receive Class B Subscription Rights with a number of underlying common rights allocated to each class B rights certificate listed in the front upper right hand corner of each rights certificate. Holders of XO Parent’s pre-petition class A common stock will be allocated one underlying common right for each share of pre-petition class A common stock held by such holder. For every 116 underlying common rights in a class B rights certificate, each holder will be entitled to one guaranteed right to purchase one share of New Common Stock. There is no guaranteed minimum for holders of pre-petition preferred stock or pre-petition subordinated notes.

Q:	What is the guaranteed minimum for senior noteholders and general unsecured creditors?

A:	Each holder of a pre-petition senior note and pre-petition general unsecured claim will have the right to subscribe for and receive its pro rata share of the initial 40,000,000 shares of New Common Stock offered in the Rights Offering. We call this number their firm subscription right. This pro rata share is a percentage equal to the amount of the holder’s claim divided by the total amount of all such claims.

Q:	Where can senior noteholders and unsecured creditors find out the number of their firm subscription rights?

A:	On the upper right hand corner of your rights certificate is the number of shares of New Common Stock available pursuant to the firm subscription rights, if any. If you hold your notes through a broker, your broker should have supplied you with this information. If your broker did not do so, please contact your broker.

Q:	Do holders of pre-petition class A common stock also have a minimum guaranteed right to subscribe?

A:	Yes. Each holder of pre-petition class A common stock will have the right to subscribe for and receive its pro rata share of at least 2,500,000 shares of New Common Stock offered in the Rights Offering. This pro rata share is a percentage equal to the number of shares of pre-petition class A common stock the holder holds divided by the total number of eligible shares of pre-petition XO Parent class A common stock outstanding on the record date (approximately one share of New Common Stock per each 116 shares of XO Parent’s pre-petition class A common stock held by such holder). Certain investment funds affiliated with Forstmann Little & Co., that held pre-petition class A common stock, have declined and waived any opportunity they might have been entitled to, or offered, to exercise or receive Subscription Rights in the Rights Offering. Therefore, the actual number of guaranteed rights to subscribe to be distributed to other holders has been increased accordingly.

Q:	Do any other classes of creditors and stockholders have a guaranteed minimum right to subscribe?

A.	No. If all holders of pre-petition senior notes and general unsecured creditors exercise all their firm subscription right in full, holders of pre-petition preferred stock, pre-petition subordinated notes and pre-petition class B common stock will not receive any New Common Stock in the Rights Offering.

Q:	Can senior noteholders subscribe for less than their firm subscription rights?

A.	Yes. They, like all other participants in the Rights Offering, may decline to participate in the Rights Offering or request any number of shares of New Common Stock from one share of New Common Stock up to 40,000,000 shares of New Common Stock. We will not permit subscriptions for fractional shares, and none will be issued in the Rights Offering.

Q:	Since holders of different kinds of pre-petition claims have different rights in this Rights Offering, will they receive different forms of Right’s Certificates?

A.	Yes. In this rights offering we are distributing three separate classes of non-transferable subscription rights:

•	Holders of pre-petition general unsecured claims and pre-petition senior notes will receive a BLUE class A rights certificate. The number of firm subscription rights allocated to each class A rights certificate will be printed in the upper right hand corner of the front of each BLUE certificate. Each firm subscription right represents the right to purchase one share of New Common Stock in the Offering.

•	Holders of pre-petition class A common stock will receive a GREEN class B rights certificate and will receive one underlying common right for each share of pre-petition class A common stock they hold. For every 116 underlying common rights in a class B rights certificate, each holder will be entitled to one firm right to purchase one share of New Common Stock. The number of underlying common rights will be printed in the upper right hand corner of the front of each GREEN certificate and must be divided by 116 to determine the number of firm rights it represents, with any quotient less than 1 rounded down to zero.

•	Holders of pre-petition subordinated notes, pre-petition preferred stock and pre-petition class B common stock will receive a RED class C rights certificate. RED certificates do not entitle the holder to any firm subscription rights. The number “— 1 — ” printed in the upper right hand corner of the front of each RED certificate will represent only the right to exercise oversubscription rights and will not represent a firm subscription right. Holders may use their class C rights certificate to exercise their oversubscription rights.

Although different claims of holders have differing numbers of firm subscription rights, each class has the same oversubscription rights, exercise price and Subscription Rights Expiration Date. For the purposes of this prospectus, we refer to each class A rights certificate, class B rights certificate and class C rights certificate collectively as “Rights Certificates”.

Q:	Why is there a number for underlying common rights on my green class B rights certificate?

A.	Underlying common rights are used to calculate the number of firm subscription rights available to holders of pre-petition common stock. Underlying common rights represent the number of shares of pre-petition class A common stock held by the registered holder of such Class B Rights Certificate.

Q:	How many underlying common rights do I need to get one firm subscription right?

A.	116. For every 116 underlying common rights in a Rights Certificate, each holder will be entitled to one guaranteed right to purchase one share of New Common Stock. Holders of less than 116 underlying common rights will only be entitled to oversubscription rights. All Rights Certificates are nontransferable and may not be aggregated with any other Rights Certificate.

Q:	What will happen if I do not exercise my Subscription Rights or Transferable Subscription Rights?

A.	If you do not exercise your rights, you will not receive any New Common Stock in this offering. Your pre-petition XO Parent claims and securities have been cancelled through the Plan of Reorganization and have no value. If you are currently a holder of New Common Stock, you will retain your current number of shares of New Common Stock whether or not you exercise your Subscription Rights. However, if you are currently a holder of New Common Stock and do not exercise your Subscription Rights or Transferable Subscription Rights and other eligible participants do, the percentage of the outstanding shares of New Common Stock of XO Parent that you own will diminish.

Q:	Are my Subscription Rights transferable?

A.	No. Your Subscription Rights are not transferable.

Q:	What will happen to the leftover Subscription Rights if the Rights Offering is not fully subscribed?

A.	Our Plan of Reorganization requires that they will be converted into Transferable Subscription Rights and awarded to XO Parent’s senior secured lenders as of the record date in the second stage of this Offering. Our Transferable Subscription Rights will have an exercise period of an additional 30 days, and may be exercised by those lenders or by their transferees. Any Transferable Subscription Rights not exercised prior to 5:00 p.m. on the Transferable Rights Expiration Date will be cancelled.

Q:	How do I exercise my Subscription Rights if I elect to purchase shares?

A.	If you are a record holder and your rights certificate is enclosed with this prospectus, you should:

(a) complete and sign the original rights certificate (copies will not be accepted and unsigned certificates will not be accepted) and

(b) return the signed original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for at the subscription price of $5.00 per share in the form of either:

(i) a check, bank draft, cashier’s check or money order in United States dollars for the full number of shares subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent — XO Communications, Inc. or

(ii) a wire transfer of payment and notification that payment for the shares was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

In any event, for your rights exercise to be valid you must deliver your subscription request before November 14, 2003, the Subscription Rights Expiration Date.

Q:	What should I do if I want to participate in this Rights Offering, but my pre-petition XO Parent securities are held in the name of my broker, dealer or other nominee?

A.	If you hold your pre-petition XO Parent securities through a broker, dealer or other nominee, for example, through a custodian bank, then your broker, dealer or other nominee is the record holder of the pre-petition XO Parent securities you beneficially own. This record holder must exercise the Subscription Rights on your behalf for the shares of New Common Stock you wish to purchase. Therefore, you will need to have your record holder act for you.

Q:	What should I do if I received my Subscription Rights through the Depository Trust Company?

A:	Holders of Class A Subscription Rights who receive their rights through book-entry of DTC may exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights who receive their rights through DTC’s book-entry procedures and hold at least 116 underlying common rights may also exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights with less than 116 underlying common rights have no firm subscription rights and may not exercise their oversubscription rights through DTC.

Q:	I am a broker, I received class B rights through DTC and I am not entitled to any firm subscription rights, how do I exercise my oversubscription rights?

A.	Please consult the broker information letter enclosed with this Prospectus for information on physical exercise of oversubscription rights. If you have not received a copy of the broker information letter, you may contact the Information Agent for an additional copy.

Q:	What fees or charges apply if I purchase shares of New Common Stock?

A:	We are not charging any fee or sales commission to issue rights to you or to issue shares of New Common Stock to you if you exercise Subscription Rights or Transferable Rights. If you exercise Subscription Rights or Transferable Rights through a record holder of your shares, you are responsible for paying any fees that such entity or person may charge.

Q:	May I change or cancel my exercise of Subscription Rights or Transferable Rights after I send in the required forms?

A:	No. Once you send in your rights certificate and payment, or your broker, dealer or other nominee sends in a rights certificate and such payment on your behalf, you cannot revoke the exercise of your Subscription Rights or Transferable Rights.

Q:	What happens if my payment does not correspond to the number of shares of New Common Stock that I have requested?

A:	If you do not indicate on your rights certificate the number of shares of New Common Stock you wish to purchase, or do not forward sufficient payment for the number of shares of New Common Stock that you indicate you wish to purchase, then we will accept the Rights Certificate and payment only for the maximum number of shares of New Common Stock that may be exercised based on the actual payment delivered.

Q:	I noticed that some Subscription Rights will be allocated “Pro Rata By Holdings”. What does this mean?

A:	“Pro rata by holdings” means that the number of Subscription Rights exercisable by any holder in the tier in question will equal the total number of Subscription Rights allocated to that tier multiplied by A/B where:

A = the total amount of the holder’s holdings in that tier, and

B = the total amount of all holdings in that tier.

Q:	I noticed that some Subscription Rights will be allocated “Pro Rata By Subscription”. What does this mean?

A:	“Pro rata by subscription” means that the number of Subscription Rights exercisable by any holder in the tier in question will equal the total number of Subscription Rights allocated to that tier multiplied by A/B where:

A = the total number of shares of New Common Stock theretofore requested by the holder, and

B = the total number of all shares of New Common Stock theretofore requested by all holders in that tier.

Q:	How many firm subscription rights are available in each Transferable Rights Certificate?

A:	Firm subscription rights are listed in the upper right hand corner of each Transferable Rights Certificate and may be exercised only by the person or entity named on such Transferable Rights Certificate.

Q:	Do Transferable Rights have oversubscription rights?

A:	Transferable Rights do not have oversubscription rights.

Q:	How may I effect a transfer of my Transferable Rights?

A:	At any time after the issuance of Transferable Rights until 5:00 p.m. on the Transferable Rights Expiration Date, you may contact the Rights Agent and effect transfers, divisions and combinations of Transferable Rights Certificates, with the form of transfer included on the reverse side of such Transferable Rights Certificate and request a new Transferable Rights Certificate. At your request, the Rights Agent will also deliver a copy of this prospectus to each assignee or transferee of Transferable Certificates upon the transfer thereof.

Q:	How do I exercise my Transferable Subscription Rights if I elect to purchase shares?

A.	To exercise Transferable Rights, the person or entity named on the Transferable Rights Certificate should:

(a) complete and sign the original rights certificate (copies will not be accepted and unsigned certificates will not be accepted) and

(b) return the signed original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for at the subscription price of $5.00 per share in the form of either:

(i) a check, bank draft, cashier’s check or money order in United States dollars for the full number of shares subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent — XO Communications or

(ii) a wire transfer of payment and notification that payment for the shares was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

In any event, for your rights exercise to be valid you must deliver your subscription request before the Transferable Rights Expiration Date.

Q:	How many shares of New Common Stock will be outstanding after the Offering?

A:	If we sell all of the shares of New Common Stock offered by this prospectus, then we will issue approximately 43.3 million shares of New Common Stock and then we will have approximately 139.1 million shares of New Common Stock outstanding (based on the number of shares of New Common Stock outstanding as of June 30, 2003).

Q:	Is this a good investment? Should I subscribe to purchase New Common Stock in this offering? Has the Board of Directors made a recommendation regarding this offering?

A:	We and our board of directors are making no recommendation to holders of Subscription Rights or Transferable Rights as to whether or not they should subscribe for shares of New Common Stock in the Offering. You should consult with your own financial advisor, refer to current prices for our New Common Stock on the OTCBB and in the Pink Sheets (Symbol: XOCM) and read this prospectus carefully before considering such an investment.

Q:	What risk factors should I consider in respect to this offering?

A:	We urge you to carefully read the “Risk Factors” Section beginning on page 22 before you make any investment decision.

Q:	Who can answer my other questions about the offering?

A:	If you have any questions about (1) the procedure for exercising the Subscription Rights in the Rights Offering, (2) the number of shares of New Common Stock available to you, or (3) a lost rights certificate or a damaged rights certificate, please contact the Information Agent:

MacKenzie Partners, Inc.

105 Madison Avenue, 14th Floor
New York, NY 10016
Attn: Robert Marese
(212) 929-5500
Toll-Free (800) 322-2885
proxy@mackenziepartners.com

If you have any questions as to whether your completed rights certificate or payment has been received, please contact the Rights Agent:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Attn: Shareholder Relations Department
Phone: (877) 248-6417

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus, including “Risk Factors,” and the information contained in the public documents that we have filed with the Securities and Exchange Commission.

Our Company

      We provide a comprehensive array of voice and data telecommunications services to business customers. Our voice services include local and long distance services, both bundled and stand-alone, other voice-related services such as conferencing, interactive voice response, domestic and international toll free services and voicemail, and transactions processing services for prepaid calling cards. Our data services include Internet access, private data networking, including dedicated transmission capacity on our networks, virtual private network services and Ethernet services, and hosting services. We also combine many of these services in flat rate service packages. These services are offered to a variety of customers, including small, medium and large retail businesses, multi-location businesses, local, state and federal governments and carrier or wholesale customers.

      To serve our customers’ broad and expanding telecommunications needs, we operate a network comprised of a series of rings of fiber optic cables located in the central business districts of numerous metropolitan areas, which we refer to as metro fiber networks, that are connected primarily by a network of numerous dedicated wavelengths of transmissions capacity on fiber optic cables, which we refer to as an inter-city network. By integrating these networks with advanced telecommunications technologies, we are able to provide a comprehensive array of communications services primarily or entirely over a network that we own or control, from the initiation of the voice or data transmission to the point of termination, which we refer to as end-to-end service. This capability enables us to provide telecommunications services between customers connected to our network and among customers with multiple locations primarily or entirely over our network.

      To develop our network, we have assembled a collection of metro and inter-city network assets in the United States, substantially all of which we own or control through indefeasible exclusive rights or other leasing arrangements, making us a facilities-based carrier. These network assets incorporate state-of-the-art fiber optic cable, dedicated wavelengths of transmission capacity on fiber optic networks and transmission equipment capable of carrying high volumes of data, voice, video and Internet traffic. We operate 37 metro fiber networks in 22 states and the District of Columbia, including 25 of the 30 largest metropolitan areas in the U.S. We have constructed, acquired or leased many of these metro fiber networks, which consist of up to 432 strands of fiber optic cable and, in some cases, additional empty conduits through which fiber optic cable can be deployed. For our inter-city network, we have leased dedicated, high-capacity wavelengths of transmission capacity on fiber optic cables, onto which we have deployed our own switching, routing and optical equipment, which gives us greater control over how voice and data information are transmitted. We also hold indefeasible exclusive rights to use 18 fiber optic strands on the routes served by our inter-city networks pursuant to arrangements with Level 3 Communications, Inc., herein referred to as Level 3, substantially all of which are unlit.

      We conduct our business primarily through the more than 60 subsidiaries we own and manage. Our principal executive and administrative offices are located at 11111 Sunset Hills Road, Reston, Virginia 20190, our telephone number is (703) 547-2000, and our Internet address is www.xo.com.

Our Chapter 11 Reorganization

      On June 17, 2002, XO Parent filed for protection under the Bankruptcy Code. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s plan of reorganization, and on January 16, 2003, XO Parent consummated its plan of reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet.

      During the period surrounding the filing of XO Parent’s Chapter 11 petition, we met with a committee of lenders under XO Parent’s $1.0 billion senior secured credit facility, which we refer to as the Pre-Petition Credit Facility, a committee of unsecured creditors that represented holders of our unsecured notes and potential investors to discuss potential transactions that could be implemented to reorganize our capital structure. These discussions led to an agreement with certain of our creditors regarding the terms of a plan of reorganization that envisioned two reorganization structures, the first of which was based on, among other things, a proposed cash investment in XO Parent by third parties which was ultimately abandoned, and the second of which contemplated a stand-alone restructuring with no new cash infusion committed in advance. The plan of reorganization, as supplemented, was filed with the Bankruptcy Court on July 22, 2002 and distributed to creditors of XO Parent eligible to vote in the reorganization. We refer to the stand-alone alternative under the plan of reorganization that ultimately was confirmed by the Bankruptcy Court as the Plan of Reorganization.

      On August 21, 2002, a limited partnership controlled by Mr. Carl Icahn, commenced an offer to purchase loans under the Pre-Petition Credit Facility at a purchase price of $0.50 for each $1.00 in principal amount thereof. Purchases made under this offer, together with the loans under the Pre-Petition Credit Facility that this partnership previously had acquired, resulted in it owning approximately 85% of the loans outstanding under the Pre-Petition Credit Facility.

      On November 15, 2002, the Bankruptcy Court confirmed the Plan of Reorganization. On January 16, 2003, XO Parent consummated the Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings.

Distributions Under the Plan of Reorganization

      The consummation of the Plan of Reorganization resulted in the $1.0 billion of loans under the Pre-Petition Credit Facility being converted into the following:

•	90.25 million shares of common stock, par value $0.01 per share, which we refer to as New Common Stock; and

•	$500.0 million of outstanding principal amount of loans under the New Credit Agreement.

      The Plan of Reorganization also resulted in the cancellation of all of XO Parent’s pre-petition senior unsecured notes and general unsecured claims in exchange for the following:

•	4.75 million shares of New Common Stock;

•	warrants to purchase up to an additional 23.75 million shares of New Common Stock that expire on January 16, 2010;

•	rights to purchase shares of New Common Stock at $5.00 per share in the Rights Offering; and

•	a portion of the cash consideration received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization, which we refer to as the Investment Termination Payment.

      The warrants consist of:

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

      Consequently, after the consummation of the Plan of Reorganization, and giving effect to the implementation of fresh start accounting, our capital structure consisted of the following:

•	$500.0 million in outstanding principal amount of loans under a restructured secured credit and guaranty agreement, which we refer to as the New Credit Agreement.

•	approximately $70.6 million of other long-term liabilities, which include various capital lease obligations

•	95.0 million outstanding shares of New Common Stock; and

•	warrants to purchase up to an additional 23.75 million shares of New Common Stock.

      In addition, under the Plan of Reorganization:

•	Holders of pre-petition subordinated notes of XO Parent had their securities cancelled and have the right to participate in the Rights Offering;

•	Holders of pre-petition class A common stock of XO Parent had their securities cancelled, and received the right to a portion of the cash consideration pursuant to the Stockholder Stipulation and have the right to participate in the Rights Offering; and

•	Holders of pre-petition class B common stock and holders of all series of pre-petition preferred stock of XO Parent had their securities cancelled and received only the right to participate in the Rights Offering.

      In addition to distributions under the Plan of Reorganization, holders of pre-petition subordinated notes also received a cash payment from a limited partnership controlled by Mr. Carl Icahn based upon the amount of the Investment Termination Payment that the partnership would have been entitled to receive as holder of the loans under the New Credit Agreement.

     Post-Bankruptcy Interests Held by Entities Owned by Carl Icahn

      After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, an entity controlled by Mr. Carl C. Icahn, Chairman of XO, holds more than 80% of the outstanding shares of New Common Stock. Upon final distribution of warrants under the Plan of Reorganization, we estimate this entity controlled by Mr. Icahn will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock at $6.25 per share, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock at $7.50 per share, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock at $10.00 per share. As companies controlled by Mr. Icahn owned portions of our predecessor unsecured debt, they are claimants in our reorganization and will receive approximately 40% of the rights to participate in our Rights Offering. If they elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, approximately 85% of the $500.0 million in loans outstanding under the New Credit Agreement are held by an entity which is also controlled by Mr. Icahn.

THE OFFERING

Rights Offering

Eligible Participants	Holders, as of November 15, 2002, of XO Parent’s pre-petition general unsecured claims, pre-petition senior notes, pre-petition subordinated notes, pre-petition preferred stock and pre-petition common stock.

Participant Eligibility Date; Non-Transferability of Subscription Rights	Only holders of pre-petition XO Parent claims and securities as of November 15, 2002 are entitled to participate in the Rights Offering. Subscription Rights are not transferable and will not be admitted for trading on any exchange.

Subscription Rights	Subscription Rights to purchase up to 43,333,333 shares of New Common Stock shall be issued to the Eligible Participants. Fractional shares will not be issued upon exercise of any Subscription Rights. Although different claims of holders have differing numbers of firm subscription rights, each class has the same oversubscription rights, exercise price and Subscription Rights Expiration Date.

Class A Subscription Rights	Holders of pre-petition general unsecured claims and pre-petition senior notes will receive a BLUE class A rights certificate. The number of firm subscription rights allocated to each class A rights certificate will be printed in the upper right hand corner of the front of each BLUE certificate. Each firm subscription right represents the right to purchase one share of New Common Stock in the Offering.

Class B Subscription Rights	Holders of pre-petition class A common stock will receive a GREEN class B rights certificate and will receive one underlying common right for each share of pre-petition class A common stock they hold. For every 116 underlying common rights in a class B rights certificate, each holder will be entitled to one firm right to purchase one share of New Common Stock. The number of underlying common rights will be printed in the upper right hand corner of the front of each GREEN certificate and must be divided by 116 to determine the number of firm rights it represents, with any quotient less than 1 rounded down to zero.

Class C Subscription Rights	Holders of pre-petition subordinated notes, pre-petition preferred stock and pre-petition class B common stock will receive a RED class C rights certificate. RED certificates do not entitle the holder to any firm subscription rights. The number “—1—” printed in the upper right hand corner of the front of each RED certificate will represent only the right to exercise oversubscription rights and will not represent a firm subscription right. Holders may use their class C rights certificate to exercise their oversubscription rights.

Subscription Rights Expiration Date	November 14, 2003.

Optional Exercise	You may exercise your Subscription Rights to purchase up to 40,000,000 shares of New Common Stock until the Subscription Rights Expiration Date. The Rights Agent will determine allocations of any over-subscribed shares after the Subscription Rights Expiration Date in accordance with the allocation procedures discussed in this Prospectus. Any Subscription Rights not exercised prior to 5:00 PM on the Subscription Rights Expiration Date will be cancelled.

Rights Exercise Price	$5.00 per share.

Exercise using Physical Certificates	To exercise any Subscription Rights you or your broker must:

(a) complete and sign the original rights certificate (copies will not be accepted and unsigned certificates will not be accepted) and

(b) return the signed, original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for, including any over-subscription shares, in the form of either:

(i) a check, bank draft, cashier’s check or money order in United States dollars for the full number of shares of New Common Stock subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent — XO Communications, Inc. or

(ii) a wire transfer of payment and notification that payment for the shares of New Common Stock was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

Exercise using DTC	Holders of Class A Subscription Rights who receive their rights through book-entry of the DTC, may exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights who receive their rights through DTC’s book-entry procedures and hold at least 116 underlying common rights may also exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights with less than 116 underlying common rights have no firm subscription rights and may not exercise their oversubscription rights through DTC. Such holders should consult the broker information letter enclosed with this Prospectus for information on physical exercise of oversubscription rights.

Subsequent Rights Offering

Transferable Subscription Rights	As soon as practicable after the Subscription Rights Expiration Date, XO Parent will issue, and the Rights Agent will deliver to the holders of pre-petition senior secured lenders claims, a number of Transferable Subscription Rights equal to the number of rights that remained unexercised on the Subscription Rights Expiration Date (excluding rights added to the offering pursuant to the shareholder stipulation). Such distribution will be made on a pro rata basis, based upon the amount of each such holder’s claim.

Optional Exercise	Transferable Subscription Rights may be executed until the Transferable Rights Expiration Date. Any Transferable Subscription Rights not exercised prior to 5:00 p.m. on the Transferable Rights Expiration Date will be cancelled.

Transferable Rights Expiration Date	The 29th day after the date of issuance of the Transferable Subscription Rights.

Other Terms of the Offering

No Interest on Payments	No interest will be paid with respect to any amounts received by the Rights Agent.

New Common Stock Distribution Date	No shares of New Common Stock will be issued until the completion of both stages of the Offering.

• If a Subsequent Rights Offering does not occur, we will distribute the New Common Stock issued in the Rights Offering as soon as commercially practicable after the Subscription Rights Expiration
Date.

• If a Subsequent Rights Offering occurs, we will distribute the New Common Stock issued in both the Rights Offering and the Subsequent Rights Offering as soon as commercially practicable after the Transferable Rights Expiration Date.

Thus, if you subscribe for shares in the Rights Offering on the first day of the Rights Offering, you may not receive your shares until after the Subsequent Rights Offering is completed (at least 59 days later) and after the Rights Agent has examined and tabulated all Rights Certificates received.

Overpayments	The Rights Agent will return to you or your broker, as applicable, by check or wire transfer any amount which you or your broker have overpaid in the Offering, as soon as commercially practicable after the Subscription Rights Expiration Date or Transferable Rights Expiration Date, as applicable.

Rights Agent	American Stock Transfer & Trust Company

Information Agent	MacKenzie Partners, Inc.

Use of Proceeds	The net proceeds of this offering will be used to repay and reduce our outstanding secured debt.

OTCBB and Pink Sheets symbol	“XOCM”

INFORMATION AGENT

The Information Agent for the Rights Offering is:

MacKenzie Partners, Inc.

105 Madison Avenue, 14th Floor
New York, NY 10016
Attn: Robert Marese
(212) 929-5500
Toll-Free (800) 322-2885
proxy@mackenziepartners.com

RIGHTS AGENT

The Rights Agent for the Rights Offering is:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038

Shareholder Relations Department

Toll Free: (877) 248-6417

IMPORTANT DATES TO REMEMBER

Event	Date

Record Date	November 15, 2002
Subscription Period	October 16, 2003 to November 14, 2003
Subscription Rights Expiration Date*	November 14, 2003

*	Eligible Participants exercising rights or brokers exercising rights on their behalf must deliver to the Rights Agent by the expiration date (i) the completed original rights certificates and (ii) payment as discussed above.

SUMMARY ALLOCATION TABLE

      The following categories of holders of the following XO Parent claims and securities as of November 15, 2002 will have the opportunity to exercise the Subscription Rights: (i) holders of pre-petition general unsecured claims and pre-petition senior notes, (ii) holders of pre-petition subordinated notes, (iii) holders of pre-petition preferred stock and (iv) holders of pre-petition common stock. We refer collectively to these holders as the “Eligible Participants”. Holders of pre-petition general unsecured claims, pre-petition senior notes and class A common stock will receive firm subscription rights and oversubscription rights. All other Eligible Participants will only receive oversubscription rights. Each Eligible Participant will have the opportunity to specify on its rights certificate the total number of shares of New Common Stock it wishes to purchase (up to 40,000,000 shares), subject to allocation and pro ration as set forth below:

First:	to the holders of pre-petition general unsecured claims and pre-petition senior notes, pro rata by holdings;

Second:	one-third of any remaining Subscription Rights to each of the following groups of holders:

(i) holders of pre-petition subordinated notes,

(ii) holders of pre-petition preferred stock, and

(iii) holders of pre-petition class A common stock (with 25% of the Subscription Rights allocated to holders of pre-petition class A common stock reallocated to legal counsel to the class of pre-petition class A common stockholders as part of their attorney’s fees in the stockholder class action suit. See “The Offering — Fees and Expenses” on page 42.), allocated within each of those groups pro rata by holdings. However, if, but only to the extent, that the category of holders of pre-petition class A common stock receive less than 3,333,333 Subscription Rights, additional Subscription Rights will be issued so that holders of pre-petition class A common stock are entitled to purchase at least 3,333,333 shares of New Common Stock (with at least 2,500,000 of those shares available for purchase by the holders of pre-petition class A common stock with the remaining 833,333 shares in the Rights Offering allocated to legal counsel for the class of pre-petition class A common stockholders). Any remaining Subscription Rights from such initial allocation to the holders of pre-petition class A common stock shall subsequently be reallocated to the holders of pre-petition class A common stock and the legal counsel for the class of pre-petition class A common stockholders, pro rata by subscription. Notwithstanding anything herein to the contrary, on the Subscription Rights Expiration Date any unexercised additional Subscription Rights added to the offering to ensure that the holders of pre-petition class A common stock receive Subscription Rights for at least 3,333,333 shares of New Common Stock will be deemed cancelled and will not be allocated beyond this Second allocation tier;

Third:	any remaining Subscription Rights to the holders of pre-petition general unsecured claims and pre-petition senior notes, pro rata by subscriptions; and

Fourth:	any remaining Subscription Rights to the holders of pre-petition subordinated notes, pre-petition preferred stock, pre-petition class B common stock and pre-petition class A common stock (including legal counsel for the class of pre-petition class A common stockholders), pro rata by subscriptions.

      As soon as practicable after the Subscription Rights Expiration Date, XO Parent will issue, and the Rights Agent will deliver to the holders of pre-petition senior secured lenders claims, a number of Transferable Subscription Rights equal to the number of rights that remained unexercised on the Subscription Rights Expiration Date (excluding rights added to the offering pursuant to the shareholder stipulation). Such distribution will be made on a pro rata basis, based upon the amount of each such holder’s claim in a subsequent rights offering.

      Please refer to page 35 for a full description of the Rights Offering and how you may exercise your Subscription Rights.

      The following flow chart graphically sets forth how the Rights are allocated in the Rights Offering:

XO Offering Flow Chart
Subscription Rights exercisable for 40,000,000 shares of New Common Stock pro rata by holdings (1)
Holders of allowed and undisputed Pre-Petition General Unsecured Claims and Pre-Petition Senior Note Claims (Class A Subscription Rights)
1/3 of any remaining, but no less than 3,333,333, pro rata by holdings (2)
1/3 of any remaining, pro rata by holdings
1/3 of any remaining, pro rata by holdings
Holders of Pre-Petition Class A Common Stock Interests (Class B Subscription Rights)
Holders of Pre-Petition Preferred Stock Interests (Class C Subscription Rights)
Holders of Pre-Petition Subordinated Note Claims (Class C Subscription Rights)
any remaining, pro rata by subscription (2) (3)
Holders of Pre-Petition Class A Common Stock Interests (Class B Subscription Rights)
any remaining, pro rata by subscription (2)
Holders of allowed and undisputed Pre-Petition General Unsecured Claims and Pre-Petition Senior Note Claims (Class A Subscription Rights)
any remaining, pro rata by subscription
Holders of Pre-Petition Class A Common Stock Interests (Class B Subscription Rights)
Holders of Pre-Petition Class B Common Stock Interests (Class C Subscription Rights)
Holders of Pre-Petition Preferred Stock Interests (Class C Subscription Rights)
Holders of Pre-Petition Subordinated Note Claims (Class C Subscription Rights)
any remaining, pro rata by holdings as Transferable Subscription Rights
Holders of Pre-Petition Senior Secured Lender Claims

(1)	“Pro Rata by Holdings” means that the number of rights exercisable by any holder in the tier in question will equal the total number of rights allocated to that tier multiplied by A/B where:

A = the total amount of the holder’s holdings in that tier, and
B = the total amount of all holdings in that tier.

(2)	XO has agreed to add additional rights to the rights offering to ensure that holders of Pre-Petition Class A Common Stock Interests receive the opportunity to subscribe for at least 2,500,000 shares of New Common Stock and the class action attorneys will receive the opportunity to subscribe for at least 833,333 shares of New Common Stock as part of their attorney’s fees. On the Subscription Rights Expiration Date any unexercised additional Subscription Rights added to the offering to ensure that the holders of pre-petition class A common stock receive Subscription Rights for at least 3,333,333 shares of New Common Stock will be deemed cancelled and will not be allocated further in this chart. Thus, the holders of pre-petition General Unsecured Claims and pre-petition Senior Note Claims will never receive such unexercised additional Subscription Rights.

(3)	“Pro Rata by Subscriptions” means that the number of rights exercisable by any holder in the tier in question will equal the total number of rights allocated to that tier multiplied by A/B where:

A = the total number of shares theretofore duly requested by such holder, and
B = the total amount of all shares theretofore duly requested by all holders in that tier.

      HOLDERS WHO ACQUIRED PRE-PETITION SECURITIES AND PRE-PETITION GENERAL UNSECURED CLAIMS OF XO PARENT AFTER NOVEMBER 15, 2002 ARE NOT ELIGIBLE TO PARTICIPATE IN THE RIGHTS OFFERING. ONLY HOLDERS OF PRE-PETITION SECURITIES AND PRE-PETITION GENERAL UNSECURED CLAIMS OF XO PARENT ON NOVEMBER 15, 2002 ARE ELIGIBLE TO PARTICIPATE IN THE RIGHTS OFFERING.

Summary Consolidated Financial Data

      Because the Plan of Reorganization was not consummated and effective until January 16, 2003, the predecessor summary consolidated financial data below as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the financial data as of and for the six months ended June 30, 2002 does not include the effects of the “fresh start” accounting provisions of AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7. The reorganized summary consolidated financial data as of and for the six months ended June 30, 2003 reflects the impact of adopting fresh start and is not comparable to that of predecessor XO. Although the effective date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the effective date, XO has accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. We refer to the effective date of our Plan of Reorganization herein as the Effective Date.

      Fresh start required that XO adjust the historical cost of its assets and liabilities to their fair values as determined by the reorganization value of XO Parent and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations,” or SFAS No. 141. We engaged an independent appraiser to assist in the allocation of the reorganization value to reorganized XO’s assets and liabilities by determining the fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases.

      The following table summarizes our audited predecessor company financial results as of and for the fiscal years ended December 31, 1998 through December 31, 2002 and our unaudited results for predecessor XO and reorganized XO, respectively, for the six months ended June 30, 2002 and 2003. The consolidated balance sheet data and the consolidated statement of operations data presented below as of December 31, 1998, 1999, 2000 and 2001, and for each of the years in the four-year period ended December 31, 2001, have been derived from our consolidated financial statements that were audited by Arthur Andersen LLP, independent public accountants. The consolidated balance sheet data and the consolidated statement of operations data presented below as of December 31, 2002 and for the year ended December 31, 2002, have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. You should also read the section in this prospectus captioned “Selected Financial Data,” our audited and unaudited financial statements and their accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” all of which are included elsewhere in this prospectus. The consolidated financial statements of reorganized XO are not comparable to that of the predecessor company.

						Predecessor XO(a)	Reorganized XO(a)

						Six Months
	Predecessor XO(a)					Ended
	Year Ended December 31,					June 30,

	1998	1999	2000(b)	2001	2002	2002	2003(a)

	(Dollars in thousands, except per share data)
						(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$139,667	$274,324	$723,826	$1,258,567	$1,259,853	$658,885	$570,011
Loss from operations(c)	(206,184)	(366,530)	(1,011,652)	(1,949,891)	(1,208,898)	(359,434)	(27,275)
Net loss(d)	(278,340)	(558,692)	(1,101,299)	(2,086,125)	(3,386,818)	(2,521,786)	(40,324)
Net loss applicable to common shares(d)(e)	(337,113)	(627,881)	(1,247,655)	(1,838,917)	(3,350,362)	(2,485,330)	(40,324)
Net loss per common share, basic and diluted(f)	(1.57)	(2.51)	(3.87)	(4.55)	(7.58)	(5.62)	(0.42)
Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(174,484)	$(349,192)	$(559,414)	$(560,877)	$17,602	$(64,175)	$21,752
Net cash provided by (used in) investing activities	(1,276,747)	(1,050,344)	(1,464,495)	(708,598)	57,582	152,390	22,208
Net cash (used in) provided by financing activities	1,381,653	1,948,503	1,648,663	1,019,647	(6,079)	(5,096)	3,163

						Predecessor XO(a)	Reorganized XO(a)

						Six Months
	Predecessor XO(a)					Ended
	Year Ended December 31,					June 30,

	1998	1999	2000(b)	2001	2002	2002	2003(a)

	(Dollars in thousands, except per share data)
						(unaudited)	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,478,062	$1,881,764	$1,860,963	$755,167	$560,983	$535,941	$363,408
Investment in debt securities(g)	—	—	—	—	—	—	158,516
Property and equipment, net	594,408	1,180,021	2,794,105	3,742,577	2,780,589	3,528,991	475,288
Investment in broadband wireless licenses, net	67,352	926,389	997,333	947,545	911,832	930,449	56,344
Total assets(d)	2,483,106	4,597,108	9,085,375	7,930,465	4,585,496	5,438,763	1,294,031
Total long-term debt	2,013,192	3,733,342	4,396,596	5,109,503	5,165,718	5,165,718	517,274
Redeemable preferred stock, net of issuance costs(e)	556,168	612,352	2,097,016	1,781,990	1,708,316	1,708,316	—
Total stockholders’ equity (deficit)	(246,463)	(13,122)	1,838,401	297,416	(3,032,282)	(2,178,687)	438,652

(a)	On June 17, 2002, XO Parent filed for protection under Chapter 11 of the United States Code. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s Plan of Reorganization, and, on January 16, 2003, XO Parent consummated the Plan of Reorganization. See further discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(b)	The selected financial data includes the accounts and activities of Concentric Network Corporation since June 16, 2000, the date that we merged with Concentric.

(c)	In 2002, loss from operations includes a non-cash asset write down totaling $477.3 million resulting from the return of previously acquired inter-city fiber in exchange for reduced maintenance expenses beginning in 2003. In 2001, loss from operations includes restructuring charges totaling $509.2 million associated with plans to restructure certain aspects of our business operations. In 2000, loss from operations includes a $36.2 million charge in connection with the June 2000 acquisition of Concentric resulting from the allocation of the purchase price to in-process research and development. Loss from operations in 1999 includes restructuring charges totaling $30.9 million associated with relocating our Bellevue, Washington headquarters to Reston, Virginia.

(d)	In 2002, net loss and total assets reflects a $1,876.6 million impairment charge to write-off all of our goodwill as a cumulative effect of accounting change, pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” or SFAS No. 142. In 2002, net loss also includes $91.1 million in net reorganization expenses which includes the write-off, in accordance with SOP 90-7, of deferred financing fees associated with the issuance of XO’s pre-petition debt and professional fees incurred in conjunction with XO’s recapitalization. During 2002, we ceased accruing interest and penalties on our pre-petition senior unsecured notes, subordinated notes and Pre-Petition Credit Facility, and we ceased accruing dividends and accreting the redemption obligation on all of our outstanding preferred stock as of the Petition Date, in accordance with SOP 90-7. In 2001, net loss includes a gain of $345.0 million resulting from the repurchase of certain of our senior notes and a write-down of $89.0 million for an other than temporary decline in the value of certain investments. In 2000, net loss includes a $57.7 million write-down for an other than temporary decline in the value of certain investments and a $225.1 million net gain from the sale of an equity investment.

(e)	The comparability of net loss applicable to common shares is impacted by the transactions disclosed in (d) above. In addition, in 2002, net loss applicable to common shares includes a net gain of $78.7 million resulting from the recognition of our deferred modification fee less the write off of our unamortized discounts and issuance costs. In 2001, net loss applicable to common shares includes a gain of $376.9 million resulting from the repurchase of certain of our preferred stock.

(f)	The net loss per share data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the six months ended June 30, 2002 has been calculated based on the shares outstanding of our class A and class B common stock prior to the consummation of our Plan of Reorganization. Effective January 16, 2003, the effective date of the Plan of Reorganization, all interests in our class A and class B common stock were terminated and all outstanding shares were cancelled. For further discussion of our Plan of Reorganization, see “The Business — Our Chapter 11 Reorganization”. The net loss per share data for the years ended December 31, 1998, 1999 and 2000 has been adjusted for the splits of our class A and class B common stock effected in 2000 and in prior periods.

(g)	Investment in debt securities at June 30, 2003 consists of investments in senior secured bank debt of Global Crossing Ltd. and Global Crossing Holdings Ltd., herein referred to as Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau system.

RISK FACTORS

      You should carefully consider the following risk factors and other information included in this prospectus. Certain of these risks could materially and adversely affect our business, financial condition, results of operations and prospects which could in turn materially and adversely affect the price of the New Common Stock issuable under the Plan of Reorganization and in the Rights Offering.

Risks Related to this Offering

If you elect to exercise your oversubscription rights, you will have to make an advance deposit of the full amount of the purchase price for all the New Common Stock you request, without any assurance as to whether you will receive any additional shares, or any further guidance as to the numbers requested by other participants in the offering.

      The offerings of New Common Stock at $5.00 per share upon exercise of both the firm subscription rights and the oversubscription rights will be simultaneous. Only those participants who deliver completed Subscription Rights Certificates and payment in full by the Subscription Rights Expiration Date will be entitled to participate. We will not be in a position to make any announcements during the offering period of the subscription requests received. Therefore, if you wish to exercise an oversubscription right, you will have to do so without any further information as to whether and to what extent the offering will be fully-subscribed. In that case, you would be advancing funds, subject to refund, without knowing whether you will receive all the additional shares you requested, or any shares at all.

You will not receive interest on subscription funds returned to you.

      If your participation in the Rights Offering is cut back because the Rights Offering is oversubscribed, neither we nor the Rights Agent will have any obligation with respect to the Subscription Rights except to return to you, without interest, any subscription payments to you that you have made for shares you requested but did not receive.

The price of our New Common Stock may decline before or after the Subscription Rights expire.

      The public trading market price of our New Common Stock may decline below $5.00 per share after you exercise your Subscription Rights. If that occurs, you will have committed to buy New Common Stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, you may not be able to sell any New Common Stock you purchase at a price equal to or greater than the subscription price.

      No shares of New Common Stock will be issued until the completion of both stages of the Offering. If a Subsequent Rights Offering does not occur, we will distribute the New Common Stock issued in the Rights Offering as soon as commercially practicable after the Subscription Rights Expiration Date. If a Subsequent Rights Offering occurs, we will distribute the New Common Stock issued in both the Rights Offering and the Subsequent Rights Offering as soon as commercially practicable after the Transferable Rights Expiration Date. Thus, if you subscribe for shares in the Rights Offering on the first day of the Rights Offering, you may not receive your shares until after the Subsequent Rights Offering is completed (at least 59 days later) and after the Rights Agent has examined and tabulated all Rights Certificates received.

      Even if the public trading market price of our New Common Stock is above $5.00 on the date you exercise your subscription rights, you might not be able to realize a profit on your investment. The small existing public float of the New Common Stock makes it impracticable to sell our stock short in connection with a Rights exercise, and, therefore, it is very difficult, if not impossible, to hedge your investment. Therefore, until the New Common Stock is delivered upon expiration of this Offering, you may not be able to sell the New Common Stock you purchase in this offering. The average daily volume of New Common Stock traded on the OTCBB and the Pink Sheets for the five day period of October 6, 2003 to October 10, 2003 was 314,700 shares. If the market for our New Common Stock remains small and illiquid after the Rights

Offering, your ability to sell shares of New Common Stock at a price at or above $5.00 in substantial amounts may remain severely limited.

Once you exercise your Subscription Rights or Transferable Rights, you may not revoke your commitment.

      Once you exercise your Subscription Rights or Transferable Rights, you may not revoke your commitment. Therefore, even if circumstances arise after you have subscribed in the offering that change your mind about investing in our New Common Stock, you will nonetheless be legally bound to proceed.

You will need to act promptly and follow instructions carefully if you want to exercise your Subscription Rights.

      Eligible participants and, if applicable, brokers acting on their behalf, who desire to purchase New Common Stock in this Rights Offering must act promptly to ensure that all required certificates and payments are actually received by the Rights Agent, American Stock Transfer & Trust Company, before the Subscription Rights Expiration Date. If you or your broker fails to complete and sign the required rights certificate or forms, sends an incorrect payment amount, or otherwise fails to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor the Rights Agent undertake any responsibility or obligation to contact you concerning, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker holds Subscription Rights on your behalf. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures. Any personal check used to pay for New Common Stock must clear before the Subscription Rights Expiration Date, and the clearing process may require five or more business days.

You should not consider the subscription price as an indication of the value of our company or our New Common Stock.

      The Plan of Reorganization sets forth all the terms and conditions of the Rights Offering, including the subscription price. The subscription price was negotiated with holders of loans under the Pre-Petition Credit Facility in 2002 and does not necessarily bear any relationship to our past or future operations, cash flows, current financial condition, or any other established criteria for value including market value of New Common Stock. As a result, you should not consider the subscription price as an indication of our value or that of our New Common Stock.

The ability of holders of Transferable Rights to sell their Transferable Rights may be limited.

      XO Parent is not applying for listing of the Transferable Rights on the Nasdaq National Market System or the New York Stock Exchange. XO Parent cannot provide any assurances that holders of Transferable Rights will be able to transfer their Transferable Rights on the OTCBB or the pink sheets. If no public market for Transferable Rights develops, it may be difficult for holders of Transferable Rights to make sales or obtain timely and accurate quotations with respect to trading of Transferable Rights. Even if the Transferable Rights trade on the OTCBB or the pink sheets, the market price of the Transferable Rights could be subject to significant fluctuations in response to various factors and events including the depth and liquidity of the trading market for such Transferable Rights and variations in the Company’s operating results.

      Market prices of securities of telecommunications companies such as XO have exhibited a high degree of volatility during recent periods. Shortfalls in revenues or in earnings before interest, income taxes, depreciation and amortization from the levels anticipated by the public markets could have an immediate and significant adverse effect on the trading price of the Transferable Rights in any given period. The trading price of these securities may also be affected by developments which may not have any direct relationship with the business or long-term prospects, including reported financial results and fluctuations in the trading prices of the shares of other publicly held companies in the telecommunications industry.

If you elect to exercise your Subscription Rights or Transferable Subscription Rights, your proposed acquisition of New Common Stock may be subject to notification obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

      If you intend to hold New Common Stock valued in excess of $50,000,000 as a result of exercising your Subscription Rights or Transferable Subscription Rights, your proposed acquisition may trigger notification obligations under the HSR Act, and all waiting periods under the HSR Act will need to have expired or otherwise been terminated before you may consummate your acquisition. There can be no guarantee that the Federal Trade Commission and U.S. Department of Justice will allow such waiting periods to expire or terminate. The HSR Act and the rules and regulations related thereto also contain exemptions that may exempt some Eligible Participants from filing. You may consider seeking advice of legal counsel to determine the applicability of the HSR Act to your subscription.

This Offering could result in a dilution to your percentage ownership of XO Parent.

      If you currently hold shares of New Common Stock and do not exercise any of your rights, then your percentage ownership in XO Parent will be reduced if other eligible participants exercise their rights. Even if you participate in this Offering, your percentage ownership of XO Parent may be reduced depending on the number of shares for which you subscribe relative to the subscriptions of other participants.

Risks Related to Our Operations

The wave of bankruptcies in the Internet and communications-related industries has diminished our marketing prospects and may have a material adverse effect on the results of our operations in future periods.

      We historically have provided services to, and generated significant revenues from, customers that conduct business in the Internet and communications-related segments. Many businesses that operated in those segments, particularly start-ups in the Internet service provider segment, have liquidated, otherwise gone out of business, or modified their business plans in ways that have significantly reduced their need for communications services. These developments have decreased the size of the potential market for many of our wholesale and carrier-related services, particularly data transport services. Those of our Internet and communications-related customers that remain in business and have not sought bankruptcy protection nevertheless have been adversely affected by recent business trends in the sectors. To the extent the credit quality of these customers deteriorates or these customers seek bankruptcy protection, we may not be able to collect all amounts due from them and our ability to generate revenue in future periods from them could be materially adversely affected.

The failure of our operations support systems to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures, which would materially adversely affect our revenues or capital resources.

      Our operations support systems are an important factor in our success. Critical information systems used in daily operations perform sales and order entry, provisioning, billing and accounts receivable functions, and cost of service verification and payment functions, particularly with respect to facilities leased from ILECs. If any of these systems fail or do not perform as expected, it would impact our ability to process orders and provision sales, and to bill for services efficiently and accurately, which could cause us to suffer customer dissatisfaction, loss of business or the inability to add customers on a timely basis, any of which would adversely affect our revenues. In addition, system failure or performance issues could impact our ability to effectively audit and dispute invoicing and provisioning data provided by service providers from whom we lease facilities. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

      We are in the process of updating and replacing software and related systems for sales tracking, order entry and provisioning and plan to implement changes to our billing systems later this year to support our growth and improve the order and provisioning processes. We have experienced, and may continue to experience, delays and related problems in processing orders, provisioning sales and billing in connection with the transition to these new systems. Our ability to efficiently and accurately provision new orders for services on a timely basis is necessary for us to begin to generate revenue related to those services. If the delays or related problems continue, or if any unforeseen problems emerge in connection with our migration to the new provisioning software and systems, delays and errors may occur in the provisioning process, which could significantly increase the time until an order for new service can begin to generate revenue, which could have a material adverse effect on our operations.

It is expensive and difficult to switch new customers to our network, and lack of cooperation of the ILEC can slow the new customer connection process, which could impact our ability to compete.

      It is expensive and difficult for us to switch a new customer to our network because:

•	we charge the potential customer certain one-time installation fees, and, although the fees are less than the actual cost to install a new customer, they may act as a deterrent to become our customer, and

•	we require cooperation from the incumbent local telephone carriers (ILECs) in instances where there is no direct connection between the customer and our network, which can complicate and add to the time that it takes to provision a new customer’s service.

      Our principal competitors, the ILECs, are already established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Their physical connections from their premises to those of their customers are expensive and difficult to duplicate. To complete the new customer provisioning process, we rely on the ILEC to process certain information. The ILECs have a financial interest in retaining their customers, which could reduce their willingness to cooperate with our new customer provisioning requests.

We depend on our key personnel and qualified technical staff and, if we lose their services, our ability to manage the day-to-day aspects of our complex network will be weakened. We may not be able to hire and retain qualified personnel, which could adversely affect our operating results.

      We are highly dependent on the services of our management and other key personnel. The loss of the services of our senior executive management team or other key personnel could cause us to make less successful strategic decisions, which could hinder the introduction of new services or make us less prepared for technological or marketing problems, which could reduce our ability to serve our customers or lower the quality of our services.

      We believe that a critical component for our success will be the attraction and retention of qualified, professional technical and sales personnel. We have experienced intense competition for qualified personnel in our business with the sales, technical and other skill sets that we seek. We may not be able to attract, develop, motivate and retain experienced and innovative personnel. If we fail to do so, there will be an adverse effect on our ability to generate revenue and operate our business.

Our rights to the use of the wavelengths and dark fiber that make up our network may be affected by the financial health of our capacity providers.

      We hold some of the fiber and all of the wavelengths that make up the foundation of our network, particularly in our inter-city network, through long-term leases or indefeasible right of use agreements. A bankruptcy or financial collapse of one of these capacity providers could result in a loss of our rights under such leases and agreements with the provider, which, in turn, could have a negative impact on the integrity of our network and ultimately on our results of operations. Since early 2001, there has been increasing financial pressure on some of our capacity providers as part of the overall weakening of the telecommunications market. Several such providers have sought bankruptcy protection. To our knowledge, the rights of the holder of such rights in strands of fiber and wavelengths have never been addressed by the judiciary at the state or federal level in bankruptcy and, therefore, under such circumstances, our rights under dark fiber and wavelength agreements would be unclear.

We may not be able to continue to connect our network to the ILEC’s network or maintain Internet peering arrangements on favorable terms, which would impair our growth and performance.

      We must be a party to interconnection agreements with the ILEC and certain independent carriers in order to connect our customers to the public telephone network. If we are unable to renegotiate or maintain interconnection agreements in all of our markets on favorable terms, it could adversely affect our ability to provide services in the affected markets.

      Peering agreements with Internet service providers allow us to access the Internet and exchange transit for free with these providers. Depending on the relative size of the carriers involved, these exchanges may be made without settlement charge. Recently, many Internet service providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these service providers are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have a material adverse effect on our margins for our products that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair our growth and performance.

If our selection of IP technology is incorrect, ineffective or unacceptably costly, implementation of our business strategy could be delayed, which would adversely affect our growth and operating results.

      We rely on IP technology as the basis for our metro and inter-city networks. Integrating this technology into our network may prove difficult and may be subject to delays. In addition, affordable IP customer premise equipment may not become available in a timely fashion, if at all. If the technology choices we make prove to be incorrect, ineffective or unacceptably costly, our strategy of meeting our customer’s demand for existing and future telecommunications services using IP technology could fail, which would adversely affect our growth and operating results.

Physical space limitations in office buildings and landlord demands for fees or revenue sharing could limit our ability to connect customers to our networks and increase our costs, which would adversely impact our results.

      In some circumstances, connecting a customer who is a tenant in an office building to our network requires installation of in-building cabling through the building’s risers from the customer’s office to our fiber in the street or building equipment room, or our antenna on the roof. In some office buildings, particularly the premier buildings in the largest markets, the risers are already close to their maximum physical capacity due to the entry of other competitive carriers into the market. Broadband wireless direct connections require us to obtain access to rooftops from building owners. Moreover, the owners of these buildings are increasingly requiring competitive telecommunications service providers like us to pay fees or otherwise share revenue as a condition of access to risers and rooftops. Although we generally do not agree to revenue sharing arrangements, we may continue to be required to pay fees to access buildings, particularly for building located in larger markets, which would reduce our operating margins.

Our reliance on third-party DSL service providers could affect adversely our ability to provide service to our DSL customers.

      We provide a significant portion of our DSL service through wholesale arrangements with ILECs and other DSL service providers. To the extent that such DSL service providers are unable to provide wholesale DSL service to us, we in turn may be unable to provide that service to our customers if we cannot provide service on our own DSL equipment or obtain wholesale service from another DSL service provider. In addition, the transition of our DSL customers’ services to another source of DSL service may cause potential disruptions for the affected DSL customers’ services. If we are unable to serve these customers, we will lose the related revenues.

Risks Related to Competition and Our Industry

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices, which could impair our operating/financial results.

      New technologies, such as voice-over-IP, and regulatory changes — particularly those permitting to the four largest ILECs to provide long distance services in all or most of the states within their service territories — are blurring the distinctions between traditional and emerging telecommunications markets. In addition, the increasing importance of data services has focused the attention of most telecommunications companies on this growing sector. As a result, a competitor in any of our business areas is potentially a competitor in our other business areas, which could impair our prospects, put downward pressure on prices and adversely affect our operating results.

      We face competition in each of our markets principally from the ILEC in that market, but also from recent and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace and ILECs seeking to enter into the long distance market as they are granted the regulatory authority to do so. This competition places downward pressure on prices for local and long distance telephone service and data services, which can adversely affect our operating results. In addition, we face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users. If we are not able to compete effectively with these industry participants, our operating results could be adversely affected.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

      Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. As a result, some of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Finally, our competitors’ cost advantages give them the ability to reduce their prices for an extended period of time if they so choose.

The technologies we use may become obsolete, which would limit our ability to compete effectively and adversely impact our results.

      The telecommunications industry is subject to rapid and significant changes in technology. Most technologies and equipment that we use or will use, including wireline and wireless transmission technologies, circuit and packet switching technologies, multiplexing technologies, data transmission technologies, including the DSL, ATM and IP technologies, and server and storage technologies may become obsolete. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers, which could cause our results to suffer.

      The introduction of new technologies may reduce the cost of services similar to those that we plan to provide. As a result, our most significant competitors in the future may be new entrants to the telecommunications industry. These new entrants may not be burdened by an installed base of outdated or undepreciated equipment and, therefore, may be able to more quickly respond to customer demands.

      Additionally, the markets for data and Internet-related services are characterized by rapidly changing technology, evolving industry standards, changing customer needs, emerging competition and frequent new product and service introductions. The future success of our data services business will depend, in part, on our ability to accomplish the following in a timely and cost-effective manner:

•	effectively install and use leading technologies and update or convert from existing technologies and equipment;

•	continue to develop technical expertise;

•	develop new services that meet changing customer needs; and

•	influence and respond to emerging industry standards and other technological changes.

      Our pursuit of necessary technological advances may require substantial time and expense.

Our company and industry are highly regulated, which restricts our ability to compete in our target markets and imposes substantial compliance costs on us that adversely impact our results.

      We are subject to varying degrees of regulation from federal, state and local authorities. This regulation imposes substantial compliance burdens and costs on us. It also restricts our ability to compete. For example, in each state in which we desire to offer our services, we are required to obtain authorization from the appropriate state commission. If any required authorization for any of our markets or services is revoked or otherwise terminated, our ability to operate in the affected markets would be adversely affected. We are also subject to federal and state regulatory changes to the pricing of many of the underlying network elements that we lease from the ILECs. For example, federal regulators have initiated a new proceeding to consider significantly revamping the current formula for setting prices for network elements that we lease from the ILECs. An adverse ruling in the new proceeding will allow the ILECs to increase rates we pay for leased network elements and this would raise our costs in the future.

Attempts to limit the basic competitive framework of the Telecom Act could interfere with the successful implementation of our business plan.

      Successful implementation of our business plan is predicated on the assumption that the basic framework for competition in the local exchange services market established by the Telecom Act will remain in place. We expect that there will be attempts to limit or eliminate this basic framework through a combination of federal legislation, new rulemaking by the FCC and challenges to existing and proposed regulations by the Regional Bell Operating Companies, or RBOCs. It is not possible to predict the nature of any such actions or their impact on our business and operations.

The requirement that we obtain permits and rights-of-way to develop our network increases our cost of doing business and could adversely affect our performance and results.

      In order for us to acquire and develop our fiber networks, we must obtain local franchises and other permits, as well as rights-of-way and fiber capacity from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. The process of obtaining these permits and rights-of-way is time-consuming and burdensome and increases our cost of doing business.

      We may not be able to maintain our existing franchises, permits and rights-of-way that we need for our business. We may also be unable to obtain and maintain the other franchises, permits and rights that we require. A sustained and material failure to obtain or maintain these rights could materially adversely affect our performance and operating results in the affected metropolitan area.

Risks Related to Liquidity and Financial Resources

We incurred a substantial net loss in 2002 and are incurring increasing net operating losses in 2003. In the near term, we will not generate funds from operations sufficient to meet all of our cash requirements, and may use our available cash to fund acquisitions.

      For each period since inception, we have incurred substantial net losses, and those losses are continuing. For 2002, we posted a net loss attributable to common stockholders of approximately $3.4 billion and a loss from operations of $1.2 billion. Loss from operations was $13.3 million for the second quarter of 2003 and $27.3 million for the first half of 2003.

      XO preliminarily estimates that total revenue for the third quarter of 2003 will be in the range of $278 million to $284 million compared to actual second quarter revenue of $284 million. In addition, XO preliminarily estimates that total operating expenses will be in the range of $310 million to $320 million which is greater than actual second quarter total operating expenses of $297 million. Consequently, XO estimates that its loss from operations for the third quarter of 2003 will be in the range of $26 million to $42 million compared to actual second quarter 2003 loss from operations of $13 million. XO does not expect fourth quarter loss from operations to improve compared to the above estimated third quarter financial results. We have not followed a practice of releasing such preliminary financial information and may not again do so in the future. No inference should be drawn in the future from the failure to release preliminary financial information.

      Our current financial projections do not assure that we will have sufficient cash to repay debt amounts due in 2007 under the New Credit Agreement. We expect to be able to refinance the debt outstanding under our New Credit Agreement in or prior to 2007, and expect to be in position to do so on commercially reasonable terms, however no assurance can be given that we will be successful in refinancing this debt or under terms that are commercially reasonable.

      We may in the future make offers to acquire additional telecommunication companies or assets. If we do so, we do not know what the terms of any such transaction would be. Such transactions, if any, involving cash consideration could significantly and adversely affect our liquidity. To support further business expansion, including investments in or acquisitions of other companies, we may consider additional equity and debt financings.

The covenants in our New Credit Agreement restrict our financial and operational flexibility, which could have an adverse affect on our results of operations.

      Our New Credit Agreement contains covenants that require us to maintain certain amounts of unrestricted cash, require us to achieve specified operating results, and restrict, among other things, the amount of our capital expenditures, our ability to borrow money, grant additional liens on our assets, make particular types of investments or other restricted payments, sell assets or merge or consolidate. A company owned by Mr. Icahn holds approximately 85% of the principal amount of the loans outstanding under the New Credit Agreement. Because amendments to or waivers of covenants under the New Credit Agreement generally require the approval or consent of holders of only a majority of the outstanding principal amount under the New Credit Agreement, decisions whether to amend or waive compliance with such covenants by the holders of loans under the New Credit Agreement can be made by this company, and, ultimately, Mr. Icahn, whether or not the other holders consent.

      The security for the New Credit Agreement consists of substantially all of the assets of XO Parent and our subsidiaries. A default under the New Credit Agreement could adversely affect our rights under other commercial agreements.

      The net proceeds of this offering will be used to repay our outstanding secured debt under the New Credit Agreement.

      The New Credit Agreement and the existence of the loans under the New Credit Agreement also could affect our financial and operational flexibility, as follows:

•	they may impair our ability to obtain additional financing in the future;

•	they may limit our flexibility in planning for or reacting to changes in market conditions; and

•	they may cause us to be more vulnerable in the event of a downturn in our business.

We have not assumed any duty to disclose or update our business projections.

      We do not, as a matter of course, publish projections of our anticipated financial position, results of operations or cash flows. We were required, as a condition to the confirmation of our plan of reorganization to include certain financial projections in the related disclosure statement, but expressly disclaimed any obligation to update those projections. Since those projections have not been updated to reflect either subsequent events and/or financial results of changes in our business strategy, they should not be relied upon as reflecting the company’s current anticipation of future results.

Our investment in Global Crossing has reduced our cash available for operating needs, and we cannot assure you that we will recover the value of that investment.

      During the second quarter of 2003, we made an offer to acquire any and all of the outstanding senior secured bank debt of Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. To date, we have paid $158.5 million to purchase $761.1 million principal amount of senior secured bank debt of Global Crossing. We hold approximately 34.4% of the $2.214 billion principal amount of such debt outstanding.

      The Global Crossing bankruptcy process remains subject to significant uncertainties and could continue for a substantial period of time. If we elect to liquidate our investment in Global Crossing senior secured debt, we cannot assure you that we will be able to dispose of that investment for an amount greater than or equal to the amount we paid for it, or that any distribution we receive in respect of it upon consummation of Global Crossing’s bankruptcy case will have a value greater than the amount of our investment.

As a result of the recent investment history of the telecommunications sector, the access of telecommunications service providers like us to capital for growth or acquisitions is likely to be limited.

      Telecommunications companies, including us, have experienced massive defaults on debt securities and bank loans in recent years, as well as the elimination of equity positions in the ensuing bankruptcy reorganizations. This experience has made the industry one of the worst-performing investment sectors in recent years. This history has led to extremely limited, if any, access to the capital markets by companies in our industry, and this situation may continue for some time. As a result, we may have to rely entirely on cash on hand and internally generated funds from operations to finance our business in the future, which would diminish our financial and operational flexibility, and diminish our ability to take advantage of opportunities for expansion of our network and for growth through business acquisitions.

We may be required to make cash payments in respect of certain disputed administrative claims in our bankruptcy proceedings.

      Claims of approximately $32 million for professional fees and creditor claims in connection with our reorganization that we are disputing have been submitted to the Bankruptcy Court. Depending on the resolution of these matters, we could be required to pay some or all of these claims in cash.

Risks Related to Our New Common Stock

A company owned and controlled by Mr. Carl Icahn is our majority stockholder.

      A company owned and controlled by Mr. Carl Icahn, beneficially owns over 80% of our outstanding New Common Stock. Another company which is owned and controlled by Mr. Icahn holds approximately 85% of the loans outstanding under the New Credit Agreement. As a result, Mr. Icahn can elect all of our directors, appoint the members of the Committees of our Board of Directors, appoint key members of our executive management team, and appoint our auditors. Currently Mr. Icahn is chairman of the Board of Directors and three employees of Icahn Associates sit on the Board of Directors and various committees of the Board of Directors. Under applicable law and our certificate of incorporation and by-laws, certain actions can not be taken without the approval of holders of a majority of our voting stock including, without limitation, mergers and the sale of substantially all of our assets and amendments to our certificate of incorporation and by-laws.

We could be liable for the funding and termination liabilities of certain pension plans sponsored by affiliates of Mr. Carl Icahn.

      As discussed above, affiliates of Mr. Icahn hold over 80% of the outstanding New Common Stock of XO Parent. Applicable pension and tax laws make each member of a plan sponsor’s “controlled group” (generally defined as entities in which there is at least an 80% common ownership interest) jointly and severally liable for certain pension plan obligations of a plan sponsor that is a member of the controlled group. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, or the PBGC, against the assets of each member of the plan sponsor’s controlled group.

      As a result of the more than 80% ownership interest in XO Parent by Mr. Icahn’s affiliates, XO Parent and its subsidiaries will be subject to the pension liabilities of any entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%, which includes ACF Industries LLC, which is the sponsor of certain pension plans. As most recently determined by the ACF plans’ actuaries, pension plans maintained by ACF are underfunded in the aggregate by approximately $14 million on an ongoing actuarial basis and by approximately $102 million if those plans were terminated. As a member of the same controlled group, XO Parent and each of its subsidiaries would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans.

      The current underfunded status of the ACF pension plans requires ACF to notify the PBGC if XO Parent or its subsidiaries cease to be a member of the ACF controlled group. In addition, so long as we remain a member of the ACF controlled group, certain other “reportable events,” including certain extraordinary dividends and stock redemptions, must be reported to the PBGC.

Because our New Common Stock is not listed for quotation on either the Nasdaq National or Small Cap Market, we are not subject to certain reporting and corporate governance provisions.

      The New Common Stock is not quoted on the Nasdaq National or SmallCap Markets. Companies whose shares are quoted on the Nasdaq National Market and the Nasdaq SmallCap Market are required to comply with the Nasdaq Marketplace Rules, which, as required by the Sarbanes-Oxley Act of 2002, contain or will contain corporate governance requirements in addition to those contemplated by the Delaware General Corporation Law and the federal securities laws, including requirements related to:

•	Distribution of interim reports

•	Solicitation of proxies

•	Independent directors

•	Audit committees

•	Stockholder approval

•	Stockholder voting rights

•	Auditor peer review

      As our New Common Stock is not so quoted, we are not subject to these requirements. As a result, for example, we are not required to comply with recently adopted rules that will require listed companies to have increased independent director representation on their boards of directors or an audit committee composed solely of independent directors. We do not currently intend to seek a listing on any exchange or the Nasdaq National Market or the Nasdaq SmallCap Market.

Limited liquidity of our New Common Stock may result in delays in your ability to sell your common stock or lower your returns; you should be prepared to hold your investment indefinitely.

      Although there currently is a limited trading market for our New Common Stock on the OTCBB and in the Pink Sheets, we cannot assure that an active trading market for our stock will exist in the future. Unlike the Nasdaq National Market and Small Cap Market where the issuer applies for listing of its securities, an active and orderly trading market on the OTCBB and in the Pink Sheets depends on the existence, and individual decisions, of willing buyers and sellers at any given time. We will not have any control over the willingness of any such parties to create a trading market.

      As of the date of this prospectus, there were proposals pending at the OTCBB which would eliminate the OTCBB. If such proposals are adopted, the only trading market for your securities would be in the Pink Sheets. If the OTCBB and/or in the Pink Sheets’ trading market does not continue or becomes more sporadic, the market value of our New Common Stock could be affected adversely and it would become difficult to buy or sell shares on short notice. Consequently, you should be prepared to hold your New Common Stock indefinitely. We currently have no plans to apply or qualify for listing on any other market or exchange.

      If shares of New Common Stock trade at less than $5.00 per share on the OTCBB or in the Pink Sheets, under Commission regulations the New Common Stock may be defined as “penny stock,” which could adversely affect the market liquidity of our New Common Stock during such period. These rules impose additional sales practice requirements on broker-dealers that sell low priced securities to persons other than established customers and institutional accredited investors and required the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our New Common Stock may decline.

Future sales of our New Common Stock could adversely affect its price and/or our ability to raise capital.

      Future sales of substantial amounts of New Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the New Common Stock and our ability to raise capital.

      As of June 30, 2003, there were approximately 95.7 million shares of New Common Stock outstanding. The shares of New Common Stock owned by an entity controlled by Mr. Icahn, are restricted shares that may be sold only under a registration statement or an exemption from federal securities registration requirements. Mr. Icahn, through various entities that he owns or controls, may cause us to register sales of that stock at any time, whether pursuant to its contractual registration rights or otherwise.

      Pursuant to our Plan of Reorganization, we have issued three series of warrants to purchase up to an aggregate of approximately 9.5 million, 7.1 million and 7.1 million additional shares of New Common Stock, at exercise prices of $6.25, $7.50 and $10.00 per share, respectively. The warrants will expire on January 16, 2010. In addition, if the eligible participants exercise all the rights in the Rights Offering, up to an additional approximately 43.3 million shares of New Common Stock will be issued to such eligible holders.

      We have options outstanding to purchase approximately 10.0 million shares of New Common Stock under our stock incentive plan as of June 30, 2003, with exercise prices ranging from $4.80 to $5.00 per share. Unless surrendered or cancelled earlier under the terms of the stock incentive plan, those options will expire in 2013. At June 30, 2003, our stock incentive plan authorizes future grants of options to purchase New Common Stock, or awards of restricted New Common Stock, with respect to an additional 6.8 million shares of New Common Stock in the aggregate.

      On June 20, 2003, XO filed a registration statement covering the offer and sale of stock options and stock appreciation rights, herein referred to as SARs, to be granted in conjunction with the 2003 Employee Retention and Incentive Plan, herein after referred to as the 2003 Retention Plan, for an aggregate award of 1.9 million shares of New Common Stock. In the third quarter of 2003, 208,375 options and 10,644 SARs were granted. Additional grants may be made in 2004 if XO attains certain financial goals in the second half of 2003.

Other Risks

Our adoption of fresh start accounting makes comparisons of our financial position and results of operations with those of prior periods more difficult.

      Due to our emergence from bankruptcy pursuant to the Plan of Reorganization, we implemented fresh start accounting for periods following the restructuring. Fresh start accounting required us to restate all our assets and liabilities to reflect their respective fair values. As a result, the consolidated financial statements for periods after our emergence from bankruptcy are not comparable to our consolidated financial statements for the periods prior to our emergence from bankruptcy, which were prepared on an historical basis. The application of fresh start accounting may make it more difficult to compare our post-emergence operations and results to those in pre-emergence periods.

There may be risks related to our use of Arthur Andersen as our independent auditors for the year ended December 31, 2001 and prior periods.

      Arthur Andersen, LLP, our former independent public accountants, which audited our financial statements for the years ended December 31, 2001 and 2000, was found guilty on June 15, 2002 of federal obstruction of justice charges in connection with the federal government’s investigation of Enron Corp. Arthur Andersen ceased practicing before the Commission effective August 31, 2002. Based on our understanding of Arthur Andersen’s financial condition, it may be unable to satisfy any claims that arise out of its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audits of our consolidated financial statements in years prior to 2002. The Commission has said that it will continue to accept financial statements audited or reviewed by Arthur Andersen in compliance with applicable rules and orders issued by the Commission in March 2002 in connection therewith.

      When we seek to access the capital markets in an offering that requires registration of securities under the Securities Act of 1933, as will be the case in the Rights Offering, current Commission rules require that three years of audited financial statements be included or incorporated by reference into the related prospectus. These rules would require that we present financial statements for one or more fiscal years that were audited by Arthur Andersen, until our audited financial statements for the year ending December 31, 2004 become available. The Commission recently adopted rules that exempt certain issuers that file registration statements under the Securities Act that contain financial statements audited by Arthur Andersen from having to comply with regulations that require such issuers to present manually signed accountants’ reports and written consents of Arthur Andersen to include such financial statements in the registration statement. If the Commission ceases accepting financial statements audited by Arthur Andersen without such reports and consents, we could be precluded from filing such a registration statement, unless our current independent auditors, KPMG LLP, or another independent accounting firm, audits the financial statements for the years ended December 31, 2001 and 2000, which originally were audited by Arthur Andersen. The time to complete such an audit would delay, and could prevent, us from accessing the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      Some statements and information contained in this Prospectus are not historical facts, but are “forward-looking statements,” as such term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding:

•	our services, including the development and deployment of data products and services based on IP, Ethernet and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP protocols;

•	liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness; and

•	trends related to and expectations regarding the results of operations in future periods, including but not limited to those statements set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

      All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from our actual experience involving any one or more of these matters and subject areas. The operation and results of our business also may be subject to the effect of other risks and uncertainties, in addition to the relevant qualifying factors identified in the above “Risk Factors” section and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, including, but not limited to:

•	general economic conditions in the geographic areas that we are targeting for communications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable communications services offered or to be offered by our current or future competitors; and

•	future telecommunications-related legislation or regulatory actions.

      Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Forms 10-K, 10-Q and 8-K reports to the Commission. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 22 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

THE OFFERING

      Before exercising any rights, you should read carefully the information set forth under the “Risk Factors” beginning on page 22.

The Rights

      We are offering up to 43,333,333 shares of our common stock, $0.01 par value, which we refer to as New Common Stock, in a two-stage Offering. Certain of our pre-petition unsecured creditors and equity security holders as of November 15, 2002, whose claims and interests were discharged or cancelled by the confirmation of our Plan of Reorganization, are entitled to participate in the Offering pursuant to the terms of our Plan of Reorganization.

      In the Offering, each Subscription Right or Transferable Right entitles a holder to purchase one share of New Common Stock for a subscription price of $5.00 per share. On October 10, 2003 the last reported sale price for our New Common Stock on the OTCBB was $5.34 per share.

The Rights Offering

      Subscription Rights may be exercised at any time during the subscription period of the Rights Offering, which commences on the date of this Prospectus and ends at 5:00 p.m., New York City Time, on November 14, 2003.

      Subscription Rights are evidenced by Rights Certificates. As explained in “Subscription Rights” below, certain eligible participants are entitled to Subscription Rights that include both firm subscription rights and oversubscription rights while Subscription Rights available to others include only oversubscription rights. If you are entitled to firm subscription rights, your rights certificate specifies the number of shares of New Common Stock you are entitled to purchase. All eligible participants electing to purchase New Common Stock in the Rights Offering are asked to indicate the total number of shares of New Common Stock they wish to purchase on their rights certificate. The method by which Subscription Rights may be exercised and shares of New Common Stock paid for is explained in the sections below entitled “Procedure.”

      Subscription Rights are non-transferable. Shares of New Common Stock issued in the Rights Offering are not listed or quoted on any exchange, but there currently is a limited trading market for the New Common Stock on the OTCBB and in the Pink Sheets. Fractional shares will not be issued upon exercise of Subscription Rights.

      The net proceeds of this offering will be used to repay our outstanding senior secured debt.

Record Date and Eligible Participants

      The record date of the Offering is November 15, 2002. Only holders of pre-petition senior notes, general unsecured claims, pre-petition subordinated notes, pre-petition preferred stock and pre-petition common stock on November 15, 2002 will have the opportunity to exercise Subscription Rights to subscribe for any or all of the New Common Stock in the Rights Offering, subject to the priority and allocation rules described below.

      The following series of pre-petition senior notes of XO Parent were outstanding as of November 15, 2002:

•	12 1/2% Senior Notes due 2006 (CUSIP Nos. 65333A AC 2, 65333A AA 6 and 65333A AB 4);

•	9 5/8% Senior Notes due 2007 (CUSIP No. 65333H AA 1);

•	9% Senior Notes due 2008 (CUSIP Nos. 65333H AB 9, 65333H AC 7 and 65333H AD 5);

•	9.45% Senior Discount Notes due 2008 (CUSIP Nos. 65333H AE 3, 65333H AF 0 and 65333H AG 8);

•	10 3/4% Senior Notes due 2008 (CUSIP Nos. 65333H AH 6 and 65333H AJ 2);

•	12 1/4% Senior Discount Notes due 2009 (CUSIP No. 65333H AL 7);

•	10 3/4% Senior Notes due 2009 (CUSIP Nos. 65333H AK 9);

•	12 1/8% Senior Discount Notes due 2009 (CUSIP Nos. 65333H AN 3 and 65333H AQ 6);

•	10 1/2% Senior Notes due 2009 (CUSIP Nos. 65333H AP 8 and 65333H AM 5); and

•	12 3/4% Senior Notes due 2007 (CUSIP Nos. 65333H AR 4 and 20589R AC 1).

      The following series of pre-petition subordinated notes of XO Parent was outstanding as of November 15, 2002:

•	5 3/4% Convertible Subordinated Notes due 2009 (CUSIP Nos. 983764 AC 5, 983764 AA9 and 983764 AB5)

      The following series of pre-petition preferred stock of XO Parent were outstanding as of November 15, 2002 and are eligible to participate in the Rights Offering:

•	14% Series A Senior Exchangeable Preferred Stock (CUSIP Nos. 983764 20 0, 983764 30 9 and 983764 40 8, 983764 86 1 and 983764 87 9);

•	6 1/2% Series B Convertible Preferred Stock (CUSIP Nos. 983764 80 4 and 983764 85 3);

•	13 1/2% Series E Senior Exchangeable Preferred Stock Due 2010 (CUSIP Nos. 983764 50 7, 983764 60 6 and 983764 70 5);

•	7% Series F Convertible Redeemable Preferred Stock Due 2010;

      Certain investment funds affiliated with Forstmann Little & Co., which collectively held all outstanding shares of XO Parent’s pre-petition Series C Cumulative Convertible Participating Preferred Stock, Series D Convertible Participating Preferred Stock, Series G Cumulative Convertible Participating Preferred Stock and Series H Convertible Participating Preferred Stock, have waived their rights to participate in the Rights Offering.

      The following series of pre-petition common stock of XO Parent were outstanding as of November 15, 2002:

•	class A common stock, par value $0.02 per share (CUSIP Nos. 983764 10 1 and 983764 88 7); and

•	class B common stock, par value $0.02 per share.

      Certain holders of pre-petition class A common stock, including certain investment funds affiliated with Forstmann Little & Co., have declined and waived any opportunity they might have been entitled to, or offered, to exercise or receive Subscription Rights in the Rights Offering.

Subscription Price

      The subscription price is $5.00 per share, payable in United Stated dollars by personal check, cashier’s check, money order or wire transfer. All payments must be delivered to the Rights Agent and cleared on or before the Subscription Rights Expiration Date.

Subscription Rights

      If you are an eligible participant in the Rights Offering you will receive Subscription Rights with either (a) a firm subscription right and an oversubscription right or (b) only an oversubscription right.

Firm Subscription Right

      Firm subscription rights entitle eligible participants to exercise their Subscription Rights exercisable for a fixed minimum number of shares of New Common Stock in the first stage of the Rights Offering. Holders as of November 15, 2002 of the following claims in our Chapter 11 reorganization proceedings will have firm subscription rights: general unsecured claims, holders of pre-petition senior notes or holders of pre-petition class A common stock.

Oversubscription Right

      All Subscription Rights confer oversubscription rights, which entitle the holder to a portion of any shares remaining after exercise of the firm subscription rights.

      Shares will be allocated upon exercise of oversubscription rights in accordance with the pro ration procedures described on pages 16-18.

      Holders of pre-petition class A common stock will receive firm subscription rights exercisable for at least 2,500,000 shares of New Common Stock. Legal counsel for the class of pre-petition class A common stockholders will receive firm subscription rights exercisable for 833,333 (25% of the initial 3,333,333 distribution to the category of pre-petition class A common stock) as part of their attorney’s fees in the settlement of certain stockholder class action litigation. See “The Offering — Fees and Expenses” on page 42.

      To exercise your oversubscription rights, you must specify the number of shares of New Common Stock that you wish to purchase and pay the full subscription price for all the shares of New Common Stock you have requested. If the offering is oversubscribed, we will refund by mail to you any payment you have made for shares which are not available to issue to you as soon as commercially practicable after the Subscription Rights Expiration Date. Interest will not be payable on amounts refunded.

Expiration Time and Date.

      The Subscription Rights expire on November 14, 2003 at 5:00 p.m. New York City time, the Subscription Rights Expiration Date. Subscription Rights (including the firm subscription rights and/or oversubscription rights contained therein) must be exercised prior to the Subscription Rights Expiration Date to be valid. Any Subscription Right not exercised by the Subscription Rights Expiration Date will be null and void.

      In order to exercise Subscription Rights in a timely manner, you must ensure that the Rights Agent actually receives, prior to Subscription Rights Expiration Date, the properly executed and completed rights certificate together with full payment for all New Common Stock you wish to purchase.

No Revocation

      You will not be allowed to revoke or change your exercise of Subscription Rights after you send in your subscription forms and payment, even if you later learn new or additional information about us that you consider to be unfavorable.

Not Transferable

      Your rights certificates are not transferable and are only exercisable by the record holder of such certificate.

Classes of Rights, Numbering and Color of Rights Certificates

      The following is a list of the three classes of rights:

•	Class A Subscription Rights — Holders of pre-petition general unsecured claims and pre-petition senior notes will receive a BLUE class A rights certificate. The number of firm subscription rights allocated to each class A rights certificate will be printed in the upper right hand corner of the front of each BLUE certificate. Each firm subscription right represents the right to purchase one share of New Common Stock in the Offering.

•	Class B Subscription Rights — Holders of pre-petition class A common stock will receive a GREEN class B rights certificate and will receive one underlying common right for each share of pre-petition class A common stock they hold. For every 116 underlying common rights in a class B rights certificate, each holder will be entitled to one firm right to purchase one share of New Common Stock. The number of underlying common rights will be printed in the upper right hand corner of the front of each GREEN certificate and must be divided by 116 to determine the number of firm rights it represents, with any quotient less than 1 rounded down to zero.

•	Class C Subscription Rights — Holders of pre-petition subordinated notes, pre-petition preferred stock and pre-petition class B common stock will receive a RED class C rights certificate. RED certificates do not entitle the holder to any firm subscription rights. The number “— 1 —” printed in the upper right hand corner of the front of each RED certificate will represent only the right to exercise oversubscription rights and will not represent a firm subscription right. Holders may use their class C rights certificate to exercise their oversubscription rights.

      Although each class of rights are different in the number of firm subscription rights, each class has the same oversubscription rights, exercise price and Subscription Rights Expiration Date.

Mailing of Rights Certificates and Record Holders

      The Rights Agent will be sending a rights certificate to each eligible participant or record holder, as applicable, of Class A Subscription Rights that are not eligible for electronic distribution through DTC, and Class C Subscription Rights, along with this prospectus and related instructions to evidence the Subscription Rights. Holders of all other Subscription Rights will receive their rights electronically through DTC.

      If you own pre-petition XO Parent securities held in a brokerage, bank or other custodial or nominee account, to exercise your Subscription Rights you must promptly send the proper instruction form to the person holding your securities. Your broker, dealer, depository or custodian bank or other person holding your securities is the record holder of your securities and will have to act on your behalf in order for you to exercise your Subscription Rights. We have asked your broker, dealer or other nominee holders of certain categories of our pre-petition securities to contact the beneficial owners to obtain instructions concerning Subscription Rights the beneficial owners it represents are entitled to exercise.

      If you are a holder of a claim or security entitled to receive Subscription Rights in the Plan of Reorganization and did not receive a Rights Certificate, received a damaged Rights Certificate or lost your Rights Certificate, or if you have any questions concerning the procedures for exercising your Rights, please call MacKenzie Partners, Inc., the Information Agent for this offering, at (212) 929-5500 or Toll-Free (800) 322-2885.

Foreign and Unknown Addresses

      We are not mailing rights certificates to stockholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the rights certificates will be held by the Rights Agent for those eligible participants. To exercise their Subscription Rights, these eligible participants must notify the Rights Agent prior to 11:00 a.m., New York City time, on the third business day prior to the Subscription Rights Expiration Date.

Right to Block Exercise Due to Regulatory Issues

      We reserve the right to refuse the exercise of Subscription Rights by any holder of Subscription Rights who would, in our opinion, be required to obtain prior clearance or approval from any U.S. state or federal or regulatory authorities for the exercise of rights or ownership of additional shares of New Common Stock if, at the Subscription Rights Expiration Date, this clearance or approval has not been obtained. We are not undertaking to pay any expenses incurred in seeking such clearance or approval.

      We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this offering is not permitted. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer Subscription Rights to residents of any state or other jurisdiction whose law would require a change in this offering in order to carry out this offering in such state or jurisdiction.

Procedure

      Please do not send rights certificates or related forms to us. Please send the properly completed and executed form of rights certificate with full payment to American Stock Transfer & Trust Company, the Rights Agent for this offering.

      You should read carefully the rights certificate and related instructions and forms which accompany this prospectus. Please contact MacKenzie Partners, Inc., the Information Agent for this offering, at the address and telephone number listed below under the caption “Questions; Additional Information” promptly with any questions you may have.

      All shares of New Common Stock issuable upon exercise of the Subscription Rights will be offered simultaneously throughout the thirty day period ending on the Subscription Rights Expiration Date with shares offered upon exercise of oversubscription rights offered on a contingent basis.

Physical Method of Exercise of Rights.

      If you are entitled to purchase shares of New Common Stock pursuant to the Rights Offering and you have a rights certificate, you must

      (a) complete and sign your original rights certificate (copies will not be accepted) and

      (b) return the signed original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for in the form of either:

(i) a check, bank draft, cashier’s check or money order for the full number of shares of New Common Stock subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent-XO Communications, Inc. or

(ii) a wire transfer of payment and notification that payment for the shares of New Common Stock was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

      To be valid, your subscription must include a properly completed Rights Certificate requesting shares and payment of $5.00 for each requested share. Only valid requests will receive shares in the Rights Offering.

      The Rights Agent will deposit all share purchase funds it receives prior to the final due date into a segregated account pending proration and distribution of shares of New Common Stock. The Rights Agent will not accept cash as a means of payment for shares of New Common Stock.

      Any payment required from a holder of Subscription Rights must be received by the Rights Agent on or prior to the Subscription Rights Expiration Date. Any excess payment to be refunded by the Rights Agent to a holder of Subscription Rights will be mailed by the Rights Agent to the holder as soon as commercially practicable after the Subscription Rights Expiration Date.

      IN ORDER FOR YOU TO EXERCISE YOUR SUBSCRIPTION RIGHTS, YOUR RIGHTS CERTIFICATE MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE INSTRUCTIONS THEREON. ALL RIGHTS CERTIFICATES AND PAYMENT FOR SHARES MUST BE RECEIVED BY AMERICAN STOCK TRANSFER & TRUST

COMPANY, THE RIGHTS AGENT, NO LATER THAN 5:00 P.M. (NEW YORK CITY TIME) ON NOVEMBER 14, 2003, THE SUBSCRIPTION RIGHTS EXPIRATION DATE.

Signatures

      (a) Signatures by Registered Holder. The signature on the Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Rights Certificate, without any alteration or change whatsoever. Joint owners should each sign. Persons who sign the Rights Certificate in a representative or other fiduciary capacity, such as an executor, trustee or corporate officer, must indicate such capacity when signing and, unless waived by the Rights Agent in its sole and absolute discretion, must present to the Rights Agent satisfactory evidence of their authority to so act.

      (b) Execution by Person Other than Registered Holder. If the Rights Certificate is signed by a person other than the holder named on the face of the Rights Certificate, proper evidence of authority of the person signing the Rights Certificate must accompany the same unless, for good cause, the Rights Agent dispenses with proof of authority.

DTC Method of Exercise of Rights

      Holders of Class A Subscription Rights who receive their rights through book-entry of the DTC may exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights who receive their rights through DTC’s book-entry procedures and hold at least 116 underlying common rights may also exercise their rights through DTC’s procedures. Holders of Class B Subscription Rights with less than 116 underlying common rights have no firm subscription rights and may not exercise their oversubscription rights through DTC. Such holders should consult the broker information letter enclosed with this Prospectus for information on physical exercise of oversubscription rights.

Incomplete Forms; Insufficient Payment; Ineligible Forms

      If you do not or incorrectly indicate on your rights certificate the number of shares of New Common Stock you wish to purchase, or do not forward sufficient payment for the number of shares of New Common Stock that you indicate you wish to purchase, then we will accept the rights certificate and payment only for the maximum number of shares of New Common Stock that may be exercised based on the actual payment delivered. We will make this determination as follows: (1) you will be deemed to have exercised your firm subscription rights, if any, to the full extent of the payment received, and (2) if any funds remain, you will be deemed to have exercised your oversubscription rights to the extent of the remaining funds. We will return any payment not applied to the purchase of New Common Stock under this offering as soon as commercially practicable after the Subscription Rights Expiration Date. Interest will not be paid on amounts refunded.

      IF YOU ARE NOT A RECORD HOLDER OF SECURITIES OF XO PARENT, BUT HOLD YOUR SECURITIES OF XO PARENT THROUGH A BROKER, TRUSTEE OR DEPOSITORY FOR SECURITIES OR OTHER NOMINEE HOLDER OR REPRESENTATIVE, ANY FORM RECEIVED BY THE RIGHTS AGENT OR THE COMPANY FROM YOU WILL BE DISREGARDED AS AN INELIGIBLE FORM FOR THE PURPOSE OF THIS RIGHTS OFFERING. YOU MUST BE THE RECORD HOLDER OF SECURITIES OF XO PARENT TO EXERCISE SUBSCRIPTION RIGHTS ALLOCATED TO THE HOLDERS OF SECURITIES OF XO PARENT. YOU MUST CONTACT A BROKER, TRUSTEE OR DEPOSITORY FOR SECURITIES OR OTHER NOMINEE HOLDER OR REPRESENTATIVE AND HAVE THEM COMPLETE AND RETURN A RIGHTS CERTIFICATE AND PAYMENT TO PARTICIPATE IN THIS RIGHTS OFFERING.

No Fractional Shares

      Each Subscription Right entitles you to purchase one share of New Common Stock at the subscription price. We will accept any inadvertent subscription indicating a purchase of fractional common stock by rounding down to the nearest whole share and refunding without interest any payment received for a fractional share as soon as commercially practicable after the Subscription Rights Expiration Date.

Instructions to Banks, Brokers and other Nominees

      If you are a broker, trustee or depository for securities or other nominee holder for any eligible participant, we are requesting that you contact such eligible participants as soon as possible to obtain instructions and related certifications concerning their Subscription Rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.

      To the extent so instructed, nominee holders should complete appropriate rights certificates on behalf of beneficial owners and submit them on a timely basis to the Rights Agent with the proper payment.

      Banks, brokers and other nominees who exercise the Subscription Rights on behalf of beneficial owners of pre-petition XO Parent securities must report certain information to the Rights Agent and us and record certain other information received from each beneficial owner exercising rights. Generally, banks, brokers and other nominees must report with specificity:

•	the number and type of pre-petition XO Parent security held on the record date on behalf of each beneficial owner;

•	the number of Subscription Rights as to which the firm subscription rights, if any, has been exercised on behalf of each beneficial owner;

•	that each beneficial owner’s firm subscription rights held in the same capacity has been exercised in full; and

•	the number of shares of New Common Stock subscribed for under the oversubscription rights by each beneficial owner.

Risk of Loss on Delivery of Rights Certificate Forms and Payments

      THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE PURCHASE PRICE FOR SHARES OF NEW COMMON STOCK TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT THE CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE SUBSCRIPTION RIGHTS EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER. PERSONAL CHECKS DRAWN UPON NON-U.S. BANKS WILL NOT BE ACCEPTED.

How Procedural and Other Questions are Resolved

      We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of Subscription Rights. Our determination of such questions will be final and binding. We, in our reasonable discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any Subscription Right because of any defect or irregularity.

      Rights certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our reasonable discretion. Neither we nor the Rights Agent have any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or any other required document. Neither we nor the Rights Agent will incur any liability for failure to give such notification.

      We reserve the right to reject any exercise of Subscription Rights if the exercise does not comply with the terms of this offering or is not in proper form or if the exercise of Subscription Rights would be unlawful or materially burdensome. See also “Right to Block Exercise Due to Regulatory Issues.”

      Notwithstanding anything contained herein, we reserve the right to accept substitute forms, pre-approved by us, in lieu of a Rights Certificate from Banks, Brokers and other Nominees in accordance with the information contained in the broker information letter enclosed with this Prospectus on physical exercise of oversubscription rights. Exercise by such a pre-approved form will be considered a valid exercise in this Rights Offering.

Issuance of New Common Stock

      No shares of New Common Stock will be issued until the completion of both stages of the Offering. If a Subsequent Rights Offering does not occur, we will distribute the New Common Stock issued in the Rights Offering as soon as commercially practicable after the Subscription Rights Expiration Date. If a Subsequent Rights Offering occurs, we will distribute the New Common Stock issued in both the Rights Offering and the Subsequent Rights Offering as soon as commercially practicable after the Transferable Rights Expiration Date. Thus, if you subscribe for shares in the Rights Offering on the first day of the Rights Offering you may not receive your shares until after the Subsequent Rights Offering is completed (at least 59 days later) and after the Rights Agent’s has examined and tabulated all Rights Certificates received.

      All holders of Class A Subscription Rights and Class B Subscription Rights who exercise their firm subscription rights through DTC will receive their shares of New Common Stock through a book-entry at DTC. Unless otherwise specified in writing to the Rights Agent, all other holders of Subscription Rights who purchased shares of New Common Stock in the Rights Offering will be distributed by mail in certificated form. If you have an account with DTC and want your shares of New Common Stock to be distributed to such account, you must submit your request in writing to the Rights Agent and the Rights Agent must receive confirmation from you and DTC that you have an account with them that is eligible to receive the New Common Stock. The Rights Agent reserves the right to mail any New Common Stock in certificate form and refuse such requests in its discretion. New Common Stock purchased by the exercise of Subscription Rights will be registered in the name of the person exercising the Subscription Rights.

Common Stock Outstanding After the Rights Offering

      Assuming we issue all of the New Common Stock available in the Rights Offering, based on the number of shares of New Common Stock outstanding as of June 30, 2003, approximately 139.1 million shares of New Common Stock will be issued and outstanding after the Rights Offering. Such newly issued shares would represent approximately 31% of the number of shares of New Common Stock outstanding thereafter, without giving effect to any exercise of warrants or options currently outstanding.

Fees and Expenses

General

      We will pay all fees charged by the Rights Agent. You will be responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Subscription Rights and Transferable Rights. Neither we nor the Rights Agent will pay these expenses.

Fees and Expenses of Stockholder Settlement

      In December 2001 and January 2002, three state law complaints were filed against XO and/or its directors, among others, by alleged stockholders of XO, purportedly on behalf of themselves and others similarly situated in the New York State Supreme Court for Nassau County. These New York actions were consolidated by order dated April 5, 2002 with the matter styled as Irving Schoenfeld et al v. XO Communications, Inc. et al., Index No. 01-018358.

      Pursuant to a Stipulation of Compromise and Settlement dated July 11, 2002, which we refer to as the Stockholder Settlement, the Schoenfeld action was settled and the plaintiff class dismissed and released all claims and causes of action against the defendants in that action and their respective affiliates and current and former officers, partners, directors, employees, agents, members, stockholders, advisors, including any attorneys, financial advisors, investment bankers and other professionals retained by such persons, based upon or relating to XO or any of the facts or events alleged in the action.

      As part of their compensation for legal fees and expenses incurred pursuant to the Schoenfeld action and the Stockholder Settlement, counsel for the plaintiffs in the Schoenfeld action will receive, pursuant to the Shareholder Settlement, Subscription Rights with firm subscription rights for 833,333 shares of New Common Stock (representing 25% of the firm subscription rights allocated to the holders of class A common stock) and the same oversubscription rights as holders of Common Stock.

Priority and Allocation of Subscription Rights

      The following categories of holders as of November 15, 2002 will have the opportunity to exercise the Subscription Rights: (i) holders of pre-petition general unsecured claims and pre-petition senior notes, (ii) holders of pre-petition subordinated notes, (iii) holders of pre-petition preferred stock and (iv) holders of pre-petition common stock. Holders of pre-petition general unsecured claims and pre-petition senior notes will receive firm subscription rights and oversubscription rights. All other eligible participants will only receive oversubscription rights.

      Allocations of New Common Stock within any tier and/or category of the priority and allocation table below will be made either “pro rata by holdings” or “pro rata by subscription”:

•	“Pro rata by holdings” means that the number of rights exercisable by any holder in the tier in question will equal the total number of rights allocated to that tier multiplied by A/B where:

A = the total amount of the holder’s holdings in that tier, and

B = the total amount of all holdings in that tier.

•	“Pro rata by subscription” means that the number of rights exercisable by any holder in the tier in question will equal the total number of rights allocated to that tier multiplied by A/B where:

A = the total number of shares of New Common Stock theretofore requested by the holder, and

B = the total number of all shares of New Common Stock theretofore requested by all holders in that tier.

Each eligible participant will have the opportunity to specify on its rights certificate the total number of shares of New Common Stock it wishes to purchase (up to 40,000,000 shares), subject to allocation and pro ration as set forth below:

First:	to the holders of pre-petition general unsecured claims and pre-petition senior notes, pro rata by holdings;

Second:	one-third of any remaining Subscription Rights to each of the following groups of holders:

(i) holders of pre-petition subordinated notes,

(ii) holders of pre-petition preferred stock, and

(iii) holders of pre-petition class A common stock (with 25% of the Subscription Rights allocated to holders of pre-petition class A common stock reallocated to legal counsel to the class of pre-petition class A common stockholders as part of their attorney’s fees in the stockholder class action suit. See “The Offering — Fees and Expenses” on page 42.), allocated within each of those groups pro rata by holdings. However, if, but only to the extent, that the category of holders of pre-petition class A common stock receive less than 3,333,333 Subscription Rights, additional Subscription Rights will be issued so that holders of pre-petition class A common stock are entitled to purchase at least 3,333,333 shares of New Common Stock (with at least 2,500,000 of those shares available for purchase by the holders of pre-petition class A common stock with the remaining 833,333 shares in the Rights Offering allocated to legal counsel for the class of pre-petition class A common stockholders). Any remaining Subscription Rights from such initial allocation to the holders of pre-petition class A common stock shall subsequently be reallocated to the holders of pre-petition class A common stock and the legal counsel for the class of pre-petition class A common stockholders, pro rata by subscription. Notwithstanding anything herein to the contrary, on the Subscription Rights Expiration Date any unexercised additional Subscription Rights added to the offering to ensure that the holders of pre-petition class A common stock receive Subscription Rights for at least 3,333,333 shares of New Common Stock will be deemed cancelled and will not be allocated beyond this Second allocation tier;

Third:	any remaining Subscription Rights to the holders of pre-petition general unsecured claims and pre-petition senior notes, pro rata by subscriptions; and

Fourth:	any remaining Subscription Rights to the holders of pre-petition subordinated notes, pre-petition preferred stock, pre-petition class B common stock and pre-petition class A common stock (including legal counsel for the class of pre-petition class A common stockholders), pro rata by subscriptions.

Subsequent Rights Offering

Issuance of Transferable Subscription Rights

      As soon as practicable after the Subscription Rights Expiration Date, XO Parent will issue and the Rights Agent will deliver to the holders of pre-petition senior secured lenders claims, a number of Transferable Subscription Rights equal to the number of rights that remained unexercised on the Subscription Rights Expiration Date (excluding rights added to the offering pursuant to the shareholder stipulation). Such distribution will be made on a pro rata basis, based upon the amount of each such holder’s claim in a subsequent rights offering. These Transferable Subscription Rights will be exercisable until 5:00 p.m. on the 29th day after the date of issuance of the Transferable Subscription Rights, New York City time. Transferable Subscription Rights may be exercised using the same methods of exercise as the Subscription Rights.

      Transferable Subscription Rights have firm subscription rights, but do not have any oversubscription rights.

Transfer of Transferable Subscription Rights

      At any time after the issuance of Transferable Rights until 5:00 p.m. on the Transferable Rights Expiration Date, holder of Transferable Rights may contact the Rights Agent and effect transfers, divisions and combinations of Transferable Rights Certificates, with the form of transfer included on the reverse side of such Transferable Rights Certificate and request a new Transferable Rights Certificate. At such holder’s request, the Rights Agent will also deliver a copy of this prospectus to each assignee or transferee of Transferable Certificates upon the transfer thereof.

Exercise of Transferable Subscription Rights

      To exercise Transferable Rights, the person or entity named on the Transferable Rights Certificate should:

(a) complete and sign the original rights certificate (copies will not be accepted and unsigned certificates will not be accepted) and

(b) return the signed original rights certificate in the envelope provided, together with payment for all shares of New Common Stock subscribed for at the subscription price of $5.00 per share in the form of either:

(i) a check, bank draft, cashier’s check or money order in United States dollars for the full number of shares subscribed, including any over-subscription shares, payable to: American Stock Transfer & Trust Company as Rights Agent — XO Communications or

(ii) a wire transfer of payment and notification that payment for the shares was sent prior to the final due date via wire transfer directly to a bank account maintained by American Stock Transfer & Trust Company at Chase Manhattan Bank, ABA ROUTING #: 021-000-021, for credit to Account #: 323053785, Contact: XO Communications Rights Offering.

      In any event, for your rights exercise to be valid you must deliver your subscription request before the Transferable Rights Expiration Date.

PERSONS WHO ACQUIRED PRE-PETITION SENIOR SECURED LENDERS CLAIMS AGAINST XO PARENT AFTER NOVEMBER 15, 2002 ARE NOT ELIGIBLE TO PARTICIPATE IN THE SUBSEQUENT RIGHTS OFFERING. ONLY SUCH CLAIMANTS AS OF NOVEMBER 15, 2002 ARE ELIGIBLE TO PARTICIPATE IN THE SUBSEQUENT RIGHTS OFFERING.

The Board Makes No Investment Recommendations to Eligible Participants.

      Our board of directors has approved the registration statement of which this prospectus is a part, but has and does not make any recommendation to you about whether you should exercise any Subscription Rights. In making the decision to exercise or not exercise your Subscription Rights or Transferable Rights, you must consider your own best interests.

      If you choose not to exercise your Subscription Rights or Transferable Rights in full and you currently hold New Common Stock, your relative ownership interest in us will be diluted. If you exercise Subscription Rights or Transferable Rights, you risk investment loss on new money invested. The trading price of our New Common Stock may decline below the subscription price. We cannot assure you that the subscription price will remain below any trading price for our New Common Stock or that its trading price will not decline to below the subscription price during or after this Rights Offering. For a summary of some of the risks a new investment would entail, see “Risk Factors” beginning on page 22.

IMPORTANT

PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE RIGHTS CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND RIGHTS CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND

DELIVERY METHOD FOR YOUR RIGHTS CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR RIGHTS CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS PRIOR TO NOVEMBER 14, 2003, THE SUBSCRIPTION RIGHTS EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE OR MORE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER’S CHECK OR BANK DRAFT DRAWN UPON A U.S. BANK, OR A U.S. POSTAL MONEY ORDER.

Questions; Additional Information

      If you have any questions about (1) the procedure for exercising the Subscription Rights in the Rights Offering, (2) the number of shares of New Common Stock available to you, (3) a lost or damaged rights certificate, please contact the Information Agent:

MacKenzie Partners, Inc.

105 Madison Avenue, 14th Floor
New York, NY 10016
Attn: Robert Marese
(212) 929-5500
Toll-Free (800) 322-2885
proxy@mackenziepartners.com

      If you have any questions as to whether your completed rights certificate or payment has been received, please contact the Rights Agent:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Attn: Shareholder Relations Department
Phone: (877) 248-6417

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $216.1 million if all holders of Subscription Rights exercise their rights in full. The net proceeds of this offering will be used to repay and reduce our outstanding secured debt.

DETERMINATION OF OFFERING PRICE

      The Subscription Rights are being issued pursuant to the Plan of Reorganization. The exercise price of the Subscription Rights, like all other aspects of our Plan of Reorganization, was determined through arm’s length negotiations between us and our various creditor constituencies and approved by the bankruptcy court. This price represents the same price per share attributed to the shares of New Common Stock issued under the Plan of Reorganization to our former senior secured lenders.

PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES

Predecessor Market Information

      Our pre-petition class A common stock was traded on the Nasdaq National Market under the symbol “XOXO” until December 2001, at which time we voluntarily delisted it from that market. On December 17, 2001, our pre-petition class A common stock began trading on the OTCBB until January 16, 2003, the effective date of our Plan of Reorganization, at which time trading was halted on the OTCBB.

      The following table shows, for the periods indicated, the high and low closing bid prices for our pre-petition class A common stock as reported by the Nasdaq National Market or OTCBB, as applicable. All interests in our pre-petition class A common stock were cancelled effective as of January 16, 2003, pursuant to our Plan of Reorganization.

	2002		2001

	High	Low	High	Low

First Quarter	$0.19	$0.04	$27.81	$6.25
Second Quarter	$0.07	$0.02	$5.22	$1.63
Third Quarter	$0.08	$0.02	$1.97	$0.33
Fourth Quarter	$0.15	$0.02	$1.72	$0.08

Successor Market Information

      Our New Common Stock trades on the OTCBB and in the Pink Sheets under the symbol “XOCM”. It began trading shortly after the first distribution of New Common Stock pursuant to our Plan of Reorganization. On October 10, 2003, the last reported sale price for our New Common Stock was $5.34 per share. See also “Risks Related to Our New Common Stock” on page 30 of this prospectus.

      As of August 31, 2003, there were six stockholders of record and 96,049,026 shares of our New Common Stock outstanding. The following table shows, for the periods indicated, the high and low closing bid prices for our New Common Stock as reported by the OTCBB.

	2003

	High	Low

First Quarter	$4.00	$0.25
Second Quarter	$7.80	$3.95

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our pre-petition class A common stock or our New Common Stock and do not intend to declare or pay any cash dividends on our New Common Stock. Covenants within the New Credit Agreement restrict our ability to pay cash dividends on our capital stock.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

      Because the Plan of Reorganization was not consummated and effective until January 16, 2003, the predecessor summary consolidated financial data below as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the predecessor summary consolidated financial information for the six months ended June 30, 2002 does not include the effects of the fresh start accounting provisions of SOP 90-7. The reorganized summary consolidated financial data as of and for the six months ended June 30, 2003 reflects the impact of adopting fresh start and is not comparable to that of predecessor XO. Although the effective date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the effective date, XO has accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date.

      Fresh start required that XO adjust the historical cost of its assets and liabilities to their fair values as determined by the reorganization value of the Company and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by SFAS No. 141. We engaged an independent appraiser to assist in the allocation of the reorganization value to the reorganized Company’s assets and liabilities by determining the fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases. Reorganized XO’s consolidated financial statements issued for periods beginning after consummating our Plan of Reorganization and adopting fresh start accounting are not comparable to that of predecessor XO.

						Predecessor XO(a)	Reorganized XO(a)

	Predecessor XO(a)
	Year Ended December 31,					Six Months Ended June 30,

	1998	1999	2000(b)	2001	2002	2002	2003(a)

	(Dollars in thousands, except per share data)
						(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$139,667	$274,324	$723,826	$1,258,567	$1,259,853	$658,885	$570,011
Loss from operations(c)	(206,184)	(366,530)	(1,011,652)	(1,949,891)	(1,208,898)	(359,434)	(27,275)
Net loss(d)	(278,340)	(558,692)	(1,101,299)	(2,086,125)	(3,386,818)	(2,521,786)	(40,324)
Net loss applicable to common shares(d)(e)	(337,113)	(627,881)	(1,247,655)	(1,838,917)	(3,350,362)	(2,485,330)	(40,324)
Net loss per common share, basic and diluted(f)	(1.57)	(2.51)	(3.87)	(4.55)	(7.58)	(5.62)	(0.42)
Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(174,484)	$(349,192)	$(559,414)	$(560,877)	$17,602	$(64,175)	$21,752
Net cash provided by (used in) investing activities	(1,276,747)	(1,050,344)	(1,464,495)	(708,598)	57,582	152,390	22,208
Net cash (used in) provided by financing activities	1,381,653	1,948,503	1,648,663	1,019,647	(6,079)	(5,096)	3,163
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,478,062	$1,881,764	$1,860,963	$755,167	$560,983	$535,941	$363,408
Investment in debt securities(g)	—	—	—	—	—	—	158,516
Property and equipment, net	594,408	1,180,021	2,794,105	3,742,577	2,780,589	3,528,991	475,288
Investment in broadband wireless licenses, net	67,352	926,389	997,333	947,545	911,832	930,449	56,344
Total assets(d)	2,483,106	4,597,108	9,085,375	7,930,465	4,585,496	5,438,763	1,294,031
Total long-term debt	2,013,192	3,733,342	4,396,596	5,109,503	5,165,718	5,165,718	517,274
Redeemable preferred stock, net of issuance costs(e)	556,168	612,352	2,097,016	1,781,990	1,708,316	1,708,316	—
Total stockholders’ equity (deficit)	(246,463)	(13,122)	1,838,401	297,416	(3,032,282)	(2,178,687)	438,652

(a)	On June 17, 2002, XO Parent filed for protection under Chapter 11 of the United States Code. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s Plan of Reorganization, and, on January 16, 2003, XO Parent consummated the Plan of Reorganization. See further discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(b)	The selected financial data includes the accounts and activities of Concentric Network Corporation since June 16, 2000, the date that we merged with Concentric.

(c)	In 2002, loss from operations includes a non-cash asset write down totaling $477.3 million resulting from the return of previously acquired inter-city fiber in exchange for reduced maintenance expenses beginning in 2003. In 2001, loss from operations includes restructuring charges totaling $509.2 million associated with plans to restructure certain aspects of our business operations. In 2000, loss from operations includes a $36.2 million charge in connection with the June 2000 acquisition of Concentric resulting from the allocation of the purchase price to in-process research and development. Loss from operations in 1999 includes restructuring charges totaling $30.9 million associated with relocating our Bellevue, Washington headquarters to Reston, Virginia.

(d)	In 2002, net loss and total assets reflects a $1,876.6 million impairment charge to write-off all of our goodwill as a cumulative effect of accounting change, pursuant to SFAS No. 142. In 2002, net loss also includes $91.1 million in net reorganization expenses which includes the write-off, in accordance with SOP 90-7, of deferred financing fees associated with the issuance of XO’s pre-petition debt and professional fees incurred in conjunction with XO’s recapitalization. During 2002, we ceased accruing interest and penalties on our pre-petition senior unsecured notes, subordinated notes and Pre-Petition Credit Facility, and we ceased accruing dividends and accreting the redemption obligation on all of our outstanding preferred stock as of the Petition Date, in accordance with SOP 90-7. In 2001, net loss includes a gain of $345.0 million resulting from the repurchase of certain of our senior notes and a write-down of $89.0 million for an other than temporary decline in the value of certain investments. In 2000, net loss includes a $57.7 million write-down for an other than temporary decline in the value of certain investments and a $225.1 million net gain from the sale of an equity investment.

(e)	The comparability of net loss applicable to common shares is impacted by the transactions discussed in d. above. In addition, in 2002, net loss applicable to common shares includes a net gain of $78.7 million resulting from the recognition of our deferred modification fee less the write off of our unamortized discounts and issuance costs. In 2001, net loss applicable to common shares includes a gain of $376.9 million resulting from the repurchase of certain of our preferred stock.

(f)	The net loss per share data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the six months ended June 30, 2002 has been calculated based on the shares outstanding of our class A and class B common stock prior to the consummation of our Plan of Reorganization. Effective January 16, 2003, the effective date of the Plan of Reorganization, all interests in our class A and class B common stock were terminated and all outstanding shares were cancelled. For further discussion of our Plan of Reorganization, see “Business — Our Chapter 11 Reorganization”. The net loss per share data for the years ended December 31, 1998, 1999 and 2000 has been adjusted for the splits of our class A and class B common stock effected in 2000 and in prior periods.

(g)	Investment in debt securities at June 30, 2003 consists of investments in senior secured bank debt of Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau system.

FRESH START ACCOUNTING INFORMATION

      XO adopted fresh start as of January 1, 2003. Although the Effective Date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, XO has accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. Fresh start required that XO adjust the historical cost of its assets and liabilities to their fair values as determined by the reorganization value of XO Parent and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by SFAS No. 141. We engaged an independent appraiser to assist in the allocation of the reorganization value to reorganized XO’s assets and liabilities by determining the fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases. A reconciliation of the adjustments recorded in connection with our reorganization and the adoption of fresh start is presented below (in thousands):

	Predecessor				Reorganized
	XO				XO
	December 31,			Fresh Start	January 1,
	2002	Reorganization		Adjustments(d)	2003

	(Audited)				(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$314,038	$—		$—	$314,038
Marketable securities	246,945	—		—	246,945
Accounts receivable, net	116,541	—		—	116,541
Other current assets	83,480	—		(48,288)	35,192

Total current assets	761,004	—		(48,288)	712,716
Property and equipment, net	2,780,589	—		(2,304,001)	476,588
Broadband wireless licenses and other intangibles, net	984,614	—		(848,936)	135,678
Other assets, net	59,289	—		(36,181)	23,108

Total assets	$4,585,496	$—		$(3,237,406)	$1,348,090

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$63,729	$—		$3,539	$67,268
Accrued liabilities	266,102	—		(30,910)	235,192
Current liabilities subject to compromise	5,497,207	(5,466,667	)(a)	(30,540)	—

Total current liabilities	5,827,038	(5,466,667)		(57,911)	302,460
Long-term debt	—	500,000	(b)	—	500,000
Other long-term liabilities	75,242	—		(4,612)	70,630
Long-term liabilities subject to compromise	7,182	—		(7,182)	—

Total liabilities	5,909,462	(4,966,667)		(69,705)	873,090
Predecessor XO redeemable preferred stock — subject to compromise	1,708,316	(1,708,316	)(a)	—	—
Stockholders’ (deficit) equity:
Predecessor XO common stock	4,628,139	—		(4,628,139)	—
Reorganized XO common stock and warrants	—	475,000	(c)	—	475,000
Deferred compensation	(8,500)	—		8,500	—
Accumulated other comprehensive income	2,512	—		(2,512)	—
Accumulated deficit	(7,654,433)	6,199,983		1,454,450	—

Total stockholders’ (deficit) equity	(3,032,282)	6,674,983		(3,167,701)	475,000

Total liabilities and stockholders’ (deficit) equity	$4,585,496	$—		$(3,237,406)	$1,348,090

(a)	To record the discharge of pre-petition indebtedness, including a $1.0 billion credit facility, $4.2 billion of senior and convertible subordinated notes, $245.2 million of accrued interest, and the elimination of $1.7 billion of pre-petition redeemable preferred stock and $50.6 million of accrued dividends, all in accordance with the Plan of Reorganization.

(b)	To record the outstanding principal under the New Credit Agreement, in accordance with the Plan of Reorganization.

(c)	To record the issuance of New Common Stock and warrants in accordance with the Plan of Reorganization.

(d)	To adjust the carrying value of assets, liabilities and stockholders’ equity to fair value, in accordance with fresh start.

     Net reorganization gain on January 1, 2003 consisted of the following (dollars in thousands):

Net gain resulting from reorganization of debt, preferred stock and equity	$6,199,983
Net loss resulting from fresh start fair value adjustments to assets and liabilities	(3,167,701)

Total reorganization gain, net	$3,032,282

      As of December 31, 2002, we had incurred $91.1 million in net reorganization expenses which included the write-off of deferred financing fees associated with the issuance of XO’s pre-petition debt and professional fees incurred in conjunction with the Company’s recapitalization.

THE BUSINESS

      The following description of our business should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Introduction

      XO Communications, Inc., a Delaware corporation, through its predecessor entities, was formed in 1994. XO Parent was originally organized as a Washington limited partnership and in 1995 merged into a Washington limited liability company, which following several name changes became known as NEXTLINK Communications, L.L.C. In January 1997, NEXTLINK Communications, L.L.C. merged into NEXTLINK Communications, Inc., a Washington corporation, which in June 1998 reincorporated in Delaware under the same name. On June 16, 2000, in connection with XO Parent’s merger with Concentric Network Corporation, NEXTLINK Communications, Inc. merged with XO Parent and XO Parent, as the surviving corporation in the merger, changed its name to NEXTLINK Communications, Inc. On September 25, 2000, XO Parent began doing business as “XO Communications” and, on October 25, 2000, XO Parent changed its name to XO Communications, Inc. We conduct our business primarily through the more than 50 subsidiaries that XO Parent owns and manages.

      On June 17, 2002, XO Parent filed for protection under Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s plan of reorganization, and, on January 16, 2003, XO Parent consummated the plan of reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet.

      In December 2001, XO Parent voluntarily delisted its pre-petition class A common stock from the Nasdaq National Market, which was traded under the symbol “XOXO”, and, on December 17, 2001, began trading on the OTCBB. XO Parent’s pre-petition class A common stock stopped trading on the OTCBB as of January 16, 2003, the effective date of XO Parent’s plan of reorganization, at which time all interests in XO Parent’s pre-petition class A common stock were terminated pursuant to the plan of reorganization. The New Common Stock of reorganized XO Parent issued pursuant to its plan of reorganization began trading on the OTCBB and in the Pink Sheets under the symbol “XOCM” shortly after the first distribution of common stock pursuant to the plan.

      Our principal executive and administrative offices are located at 11111 Sunset Hills Road, Reston, Virginia 20190 and our telephone number is (703) 547-2000. Our Internet address is www.xo.com, where, under “About XO-Investor Center”, you can find copies of our annual report as of and for the year ended December 31, 2002 on Form 10-K, and XO Parent’s quarterly reports on Form 10-Q and current reports on Form 8-K, all of which we make available as soon as reasonably practicable after the report is filed with the Securities and Exchange Commission, or the Commission.

Overview of Our Company

      We provide business customers with a comprehensive array of communications services, which include local and long distance voice, Internet access, private data networking and hosting services. Our services are designed to take advantage of our network assets, which are capable of carrying high volumes of all types of telecommunications traffic, and to meet the needs of all sizes of business customers, from small and medium businesses to large enterprise, government, and carrier and wholesale customers. Although these services are of significant benefit to businesses of all sizes, we believe them to be of particular benefit to multi-location businesses that desire to improve telecommunications among their locations, whether within a single metropolitan area or across the country. These services include the following:

•	Voice services:

•	Local and long distance services, both bundled and stand-alone, other voice-related services such as conferencing, domestic and international toll free services and voicemail, and transaction processing services for prepaid calling cards; and

•	Interactive voice response, or IVR, systems that we develop, host and manage that enable our customers’ end-users to order products and services, collect and receive information, seek assistance, facilitate bill payment and a host of other capabilities over the telephone using natural language speech recognition and systems that enable persons to access web-based information over the telephone;

•	Internet access:

•	Dedicated Internet access for customers with large, high-speed Internet access requirements;

•	Digital subscriber line, or DSL, services for businesses that require high-speed Internet access over existing copper wire telephone lines; and

•	Dial access, which allows remote users to connect to a customer’s network;

•	Private data networking:

•	Dedicated transmission capacity on our network, including dedicated circuits and the lease of one or more dedicated wavelengths on a fiber optic cable, to customers that desire high-bandwidth links between locations;

•	Virtual private network, or VPN, services, which provide customers with a managed, private data service over the public Internet, designed for medium and large businesses that want to create secure, wide-area networks for users at various and remote locations; and

•	Ethernet services, which are designed to connect the local area networks, or LANs, of medium and large customers within and between metropolitan areas at speeds of up to one gigabit per second;

•	Hosting services:

•	Web site services, which allow a customer to establish a Web presence;

•	Web hosting, including hosting and web site traffic management tools, for Internet-centric businesses, and streamed media services designed for small and medium-sized businesses; and

•	Server collocation and management and customer support to manage a customer’s hosting needs; and

•	Shared tenant services:

•	Telecommunications management services provided to groups of small and medium-sized business located in the same office building.

      We also combine many of these services in integrated, flat rate service packages, known as XOptions that are tailored to the communications needs of small and medium-sized businesses and larger businesses with multiple locations. These packages eliminate the separation between local and long-distance communications services, and combine this “all distance” telephone service with high-speed Internet access and web hosting services, all for one flat monthly rate.

      We believe that one of the significant factors used by business customers in making purchase decisions relating to communications services is the quality of service and customer support offered by the service provider. Our customer care representatives offer customer support 24 hours a day, seven days a week. We focus on proactive resolution of customer issues by training our customer care representatives extensively on the services that we offer and promoting accountability of the customer care team. We also have developed a secure, on-line Business Center, through which many customers can access information about their accounts and track requests, review services, analyze trends, make decisions and pay bills.

      To serve our customers’ broad and expanding telecommunications needs, we operate a network comprised of a series of rings of fiber optic cables located in the central business districts of numerous metropolitan areas, which we refer to as metro fiber networks, that are connected primarily by a network of numerous dedicated wavelengths of transmission capacity on fiber optic cables, which we refer to as an inter-city network. By integrating these networks with advanced telecommunications technologies, we are able to provide a comprehensive array of telecommunications services primarily or entirely over a network that we own or control, from the initiation of the voice or data transmission to the point of termination, which we refer to as end-to-end service. This capability enables us to provide telecommunications services between customers connected to our network, and among a customer’s multiple locations, primarily or entirely over our network.

      To develop our network, we have assembled a collection of metro and inter-city network assets in the United States, substantially all of which we own or control through indefeasible exclusive rights or other leasing arrangements, making us a facilities-based carrier. These network assets incorporate state-of-the-art fiber optic cable, dedicated wavelengths of transmission capacity on fiber optic networks and transmission equipment capable of carrying high volumes of data, voice, video and Internet traffic. We operate 37 metro fiber networks in 22 states and the District of Columbia, including 25 of the 30 largest metropolitan areas in the U.S. We have constructed, acquired or leased many of these metro fiber networks, which consist of up to 432 strands of fiber optic cable and, in some cases, additional empty conduits through which fiber optic cable can be deployed. For our inter-city network, we have leased dedicated, high-capacity wavelengths of transmission capacity on fiber optic cables, onto which we have deployed our own switching, routing and optical equipment, which gives us greater control over how voice and data information is transmitted. We also hold indefeasible exclusive rights to use 18 fiber optic strands on the routes served by our inter-city networks pursuant to arrangements with Level 3, substantially all of which are unlit.

      During the second quarter of 2003, we commenced an offer to purchase any and all of the senior secured bank debt of Global Crossing for an aggregate maximum purchase price of $472.5 million. To date, we have paid $158.5 million to purchase $761.1 million of the approximately $2.214 billion principal amount of such debt outstanding. On July 1, 2003, the U.S. Bankruptcy Court for the Southern District of New York approved Global Crossing’s request to extend until October 28, 2003 the exclusivity period of its purchase agreement with Singapore Technologies Telemedia PTE. On September 19, 2003 Global Crossing announced that it received approval from the Committee for Foreign Investment in the United States for ST Telemedia’s proposed investment in Global Crossing. Approval from the FCC is still pending. Upon consummation of Global Crossings Plan of Reorganization, we estimate that we will receive the following in exchange for our share of Global Crossings pre-petition senior secured bank debt:

•	$105 million in cash;

•	$60 million face amount of new senior secured notes of Global Crossing; and

•	8 million shares or approximately 2% of new common stock in Global Crossing.

Our Chapter 11 Reorganization

      On June 17, 2002, XO Parent filed for protection under the Bankruptcy Code. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s plan of reorganization, and, on January 16, 2003, XO Parent consummated the plan of reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet.

Events Leading Up to the Chapter 11 Reorganization

      From 1996 through 2001, we financed the construction and acquisition of our network, our growth and our working capital requirements through public and private offerings of senior and subordinated unsecured notes and common and preferred equity securities. In addition, in 2000, we financed certain network acquisitions and some of our working capital requirements through secured borrowings under XO Parent’s $1.0 billion senior secured credit facility, which we refer to as the Pre-Petition Credit Facility. As of December 31, 2001, we had approximately $5.2 billion in secured and unsecured long term debt obligations and approximately $1.8 billion in liquidation preference of preferred stock.

      In 2001, market valuations of debt and equity securities of telecommunications companies, especially emerging providers such as us, experienced significant declines, leading to a wave of bankruptcies in the industry. As a result, the capital markets were largely closed to emerging telecommunications companies which made it difficult or impossible for companies like us to obtain additional funding. In response to these conditions, we implemented stringent measures in 2001 that were designed to conserve cash and reduce operating expenses and capital expenditures. Despite these efforts, we concluded that our cash on hand would not be sufficient to fund operations, capital expenditures and debt service until such time as we expected our operations to become profitable and we determined that a restructuring of our balance sheet was necessary.

The Chapter 11 Petition and Plan of Reorganization

      During the period surrounding the filing of XO Parent’s Chapter 11 petition, we met with a committee of lenders under the Pre-Petition Credit Facility, a committee of unsecured creditors that represented holders of our unsecured notes and potential investors to discuss potential transactions that could be implemented to reorganize our capital structure. These discussions led to an agreement with certain of our creditors regarding the terms of a plan of reorganization that envisioned two structures, the first of which was based on, among other things, a proposed cash investment in XO Parent by third parties, and the second of which contemplated a stand-alone restructuring with no new cash infusion committed in advance. The plan of reorganization, as supplemented, was filed with the Bankruptcy Court on July 22, 2002 and distributed to creditors of XO Parent eligible to vote in the reorganization. We refer to the stand-alone alternative under the plan of reorganization that ultimately was confirmed by the Bankruptcy Court as the Plan of Reorganization.

      On August 21, 2002, a limited partnership owned by Mr. Carl Icahn, commenced an offer to purchase loans under the Pre-Petition Credit Facility at a purchase price of $0.50 for each $1.00 in principal amount thereof. Purchases made under this offer, together with the loans under the Pre-Petition Credit Facility that this partnership previously had acquired, resulted in it owning approximately 85% of the loans outstanding under the Pre-Petition Credit Facility.

      On November 15, 2002, the Bankruptcy Court confirmed the Plan of Reorganization. On January 16, 2003, XO Parent consummated the Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings.

Distributions Under the Plan of Reorganization

      The consummation of the Plan of Reorganization resulted in the $1.0 billion of loans under the Pre-Petition Credit Facility being converted into the following:

•	90.25 million shares of common stock, par value $0.01 per share, which we refer to as New Common Stock; and

•	$500.0 million of outstanding principal amount of loans under the New Credit Agreement.

      The Plan of Reorganization also resulted in the cancellation of all of XO Parent’s pre-petition senior unsecured notes and general unsecured claims in exchange for the following:

•	4.75 million shares of New Common Stock;

•	warrants to purchase up to an additional 23.75 million shares of New Common Stock that expire on January 16, 2010;

•	rights to purchase shares of New Common Stock at $5.00 per share in this Rights Offering; and

•	a portion of the cash consideration received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization, which we refer to as the Investment Termination Payment.

      The warrants consist of:

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

      Consequently, after the consummation of the Plan of Reorganization, and giving effect to the implementation of fresh start accounting, our capital structure consists of the following:

•	$500.0 million in outstanding principal amount of loans under a restructured secured credit and guaranty agreement, which we refer to as the New Credit Agreement;

•	approximately $70.6 million of other long-term liabilities, which include various capital lease obligations;

•	95.0 million outstanding shares of common stock, par value $0.01 per share, which we refer to as New Common Stock; and

•	warrants to purchase up to an additional 23.75 million shares of New Common Stock.

      In addition, under the Plan of Reorganization:

•	Holders of pre-petition subordinated notes of XO Parent had their securities cancelled and have the right to participate in the Rights Offering;

•	Holders of pre-petition class A common stock of XO Parent had their securities cancelled, and received the right to a portion of the cash consideration pursuant to the Stockholder Stipulation and have the right to participate in the Rights Offering; and

•	Holders of pre-petition class B common stock and holders of all series of pre-petition preferred stock of XO Parent had their securities cancelled and received only the right to participate in the Rights Offering.

      In addition to distributions under the Plan of Reorganization, holders of pre-petition subordinated notes also received a cash payment from a limited partnership controlled by Mr. Carl Icahn based upon the amount of the Investment Termination Payment that the partnership would have been entitled to receive as holder of the loans under the New Credit Agreement.

Post-Bankruptcy Interests Held by Entities Owned by Mr. Carl Icahn

      After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, an entity controlled by Mr. Carl C. Icahn, Chairman of XO, holds more than 80% of the outstanding shares of New Common Stock. Upon final distribution of warrants under the Plan of Reorganization, we estimate this entity controlled by Mr. Icahn will receive Series A Warrants to purchase approximately 4.0 million shares of New Common Stock at $6.25 per share, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock at $7.50 per share, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock at $10.00 per share. As companies controlled by Mr. Icahn owned portions of our predecessor unsecured debt, they are claimants in our reorganization and will receive approximately 40% of the rights to participate in our Rights Offering. If they elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, approximately 85% of the $500.0 million in loans outstanding under the New Credit Agreement are held by an entity which is also controlled by Mr. Icahn.

Accounting for Consummation of Plan of Reorganization

      As a result of the consummation of the Plan of Reorganization, XO Parent was required to implement the fresh start accounting provisions of SOP 90-7 to its financial statements. The fresh start accounting provisions required that we establish a “fair value” basis for the carrying value of the assets and liabilities for Reorganized XO, the implementation of which resulted in a substantial reduction in the carrying value of our long-lived assets, including property and equipment, broadband wireless licenses, other intangible assets and other noncurrent assets.

      Under SOP 90-7, the implementation of fresh start accounting was triggered by the emergence of XO Parent from its Chapter 11 proceedings. Although the effective date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, we have accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date.

      For further discussion of the effects of our implementation of the Plan of Reorganization on our financial condition and results of operations, see “Our Chapter 11 Reorganization” and “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Applications and Services

      We provide business customers with a comprehensive array of data and voice telecommunications services, which include voice, Internet access, private data networking and hosting services. We have designed these telecommunications services to meet the needs of all sizes of business customers, from small and medium businesses to multi-location businesses, and large enterprise, and carrier and wholesale customers.

Voice Applications and Services

Local and Long Distance Voice Services

      We offer a variety of voice applications and services, generally to businesses at prices significantly lower than for comparable local services from the ILEC. These voice services include:

•	local standard dial tone, including touch-tone dialing, 911 access and operator assisted calling;

•	local multi-trunk dial tone services, including direct inward dialing, and direct outward dialing;

•	long distance services, including 1+, toll free, calling card and operator services;

•	voice messaging with personalized greetings, send, transfer, reply and remote retrieval capabilities;

•	conferencing services, including voice and web conferencing services; and

•	directory listings and assistance.

      In each of our markets, we have negotiated and entered into interconnection agreements with the ILEC and certain independent carriers, and implemented permanent local number portability, which allows customers to retain their telephone numbers when changing telephone service providers.

Hosted Interactive Voice Response

      We develop and manage hosted interactive voice response, or IVR, systems for customers that enable end users to order products and services, collect and receive information, seek assistance, facilitate bill payments, and a host of other capabilities over the telephone. Our hosted IVR capabilities utilize a wide range of technologies, from standard touch-tone/push-button dialing to natural language speech recognition and extensible markup language, or XML, and VoiceXML technologies, which are sophisticated systems that enable persons to access Web-based information over the telephone. We customize for our clients’ particular needs telephony-based software applications and technologies developed by third parties to create IVR systems. We integrate these IVR systems with our clients’ other business systems, such as information databases and customer relationship management systems. We host and maintain the IVR systems in data centers and deploy them to clients across a network, thereby alleviating the need for our clients to purchase, own, install, or maintain these applications. Clients pay for the use of these customized solutions through a combination of “upfront” payments for development and recurring fees based on transaction volume. We also host and manage personal-identification number, or PIN, management systems, primarily pre-paid calling card systems for customers, which includes providing transaction processing services relating to prepaid calling card services provided by other telecommunications carriers.

Data Applications and Services

Internet Access

      Our Internet access offerings include dedicated access services targeted at businesses that desire single or multipoint high-speed, dedicated connections to the Internet. Our Dedicated Internet Access service provides service guarantees for internet speeds ranging from 56 kilobits per second, or kbps to 1 Gigabit per second, or Gbps. Our digital subscriber line, or DSL service also includes a wide range of dedicated access speeds for Server Message Blocks, or SMBs. We are a tier-1 Internet backbone provider in the U.S., with over 200 public and private peering arrangements with other Internet backbones.

Private Data Networking

      We provide dedicated transmission capacity on our networks to customers that desire high-bandwidth links between locations. We offer special access and point-to-point circuits to long distance carriers and other high volume customers, which are used as both primary and back-up circuits. In addition, fiber optic technology that enables signals to be transmitted at different wavelengths on a single fiber allows us to lease one or more dedicated wavelengths to customers that desire high-bandwidth links between locations. We currently offer these services with connections of up to 9.6 gigabits per second, or what our industry refers to as OC-192. This service supports a variety of transmission protocols, including ATM, Frame Relay and SONET.

      Our virtual private network, or VPN, services enable customers to deploy tailored, Internet Protocol-based mission-critical business applications for secure internal enterprise, business-to-business and business-to-customer data communications among geographically dispersed locations, while also affording high-speed access to the Internet. VPN services also provide secure access for remote users, such as traveling employees and employees working from home or a remote location, which is not possible using private line and frame relay services. We also offer managed firewall services.

      Finally, we offer a suite of Ethernet services, including Gigabit Ethernet, or GigE, in most of our U.S. markets, as well as inter-city Ethernet services between our markets. Our Ethernet services are designed to provide high-speed, high-capacity connections between customers’ local area networks, or LANs, within and between metropolitan areas, while eliminating the need for ongoing configuration, management and acquisition of equipment by the customer. These services are designed to provide private networking data speeds ranging from 10 or 100 megabits per second to one gigabit per second connections, to simplify customers’ network connections, and to significantly reduce their costs.

Hosting Services

      We offer a range of applications hosting services, which can manage a customer’s web-based infrastructure and operational needs allowing customers to focus on their web-based content. In addition, we provide server management tools and services to manage customers’ larger computers (which are known as servers) for them.

      To provide this service, we have equipped our data centers and have configured the central offices of our network backbone with electrical and environmental controls and 24-hour maintenance and technical support, to provide an attractive location for our customers to locate their servers or from which they can run important applications on servers that we maintain.

      Our hosting services include:

•	Web Hosting: support for customers’ websites, including design, maintenance and telecommunications services;

•	Server Collocation: collocation of customers’ servers in our data centers; and

•	Application Hosting: running our customers’ enterprise-wide applications at our data centers and distributing them as needed over our network or servers to ensure uniformity, reduce costs and implement upgrades on a continuous and immediate basis.

      As part of some of our XOptions integrated packages of telecommunications services, we offer web hosting with Microsoft’s bCentral web-based tools and applications, which enables customers to conduct targeted email marketing, register their web site with hundreds of Internet search engines and directories, build catalogues and sell products over the web, and coordinate meetings and appointments online. We also offer a suite of hosting outsourcing services that provide customers web-based access to email, group distribution lists, calendaring, contacts databases management and file sharing. Hosting can be “shared”, in which we own the equipment and provide the underlying services, or “dedicated,” in which we provide some or all of the hosting and services from our data centers using the customer’s own equipment.

Integrated Voice and Data Services

      We offer bundled packages of voice and data products, known as XOptions, to small and medium-sized businesses that include integrated, flat-rate packages for specified amounts of certain services, including local and long distance voice services, Internet access and web hosting services. These services include a variety of service packages designed to accommodate different sized customers with anywhere from 10 to 100 employees per location. XOptions eliminates the complexity of working with multiple service providers for installation, maintenance and billing, and also can result in significant savings over the average cost of buying these services from separate competitive voice and data providers. We also offer Integrated Access Services, which can reduce telecommunications costs by combining local voice, long distance, and dedicated Internet access on a single facility.

      In 2002, we introduced a number of new XOptions packages designed to meet the needs of larger customers, specifically, those with small offices at multiple locations, those desiring to pool hosting and email accounts across multiple locations under a single account, and those that rely heavily on voice communications services. We also introduced XOptions packages that combine the benefits of XOptions’ local and long distance voice, Internet access and web hosting with Microsoft’s bCentral web-based tools and applications.

      Our integrated services also include shared tenant services, which are telecommunications management services provided to groups of small and medium-sized businesses located in the same office building. This service enables businesses too small to justify hiring their own telecommunications managers to benefit from the efficiencies, including volume discounts, normally available only to larger enterprises. We install an advanced telecommunications system throughout each building we serve, leasing space for on-site sales and service, and offer tenants products and services such as telephones, voice mail, local calling lines, discounted long distance and high-speed Internet connections, all on a single, detailed invoice.

XO’s Networks

      We have built fiber optic networks with robust capacity in many urban centers in North America. Our IP-optimized inter-city network in North America connects these local networks to one another.

      The following diagram depicts the physical components of our nationwide networks.

Metro Fiber Optic Networks

      The core of each of our metro fiber networks is a ring of fiber optic cable in a city’s central business district that connects to our central offices. These central offices contain the switches and routers that direct data and voice traffic to their destinations, and also have the space to house the additional equipment necessary for future telecommunications services. Whenever we can, we build and own these metro fiber networks ourselves or obtain indefeasible rights to use fiber so that we can control the design and technology used to best meet our customers’ needs. We operate 37 metro fiber networks serving the cities noted below.

State	Market

Arizona	Phoenix
California	Los Angeles
Orange County: Anaheim; Costa
  Mesa; Fullerton; Garden
  Grove; Huntington Beach;
  Inglewood; Irvine;
  Long Beach; Orange;
  and Santa Ana
Sacramento
San Diego
San Francisco Bay Area:
  Fremont; Milpitas;
  Mountain View; Oakland;
  Palo Alto; San Jose; San
  Francisco; Santa Clara and
Sunnyvale
Colorado	Denver
Delaware	Wilmington
District of Columbia	Washington
Florida	Miami Fort Lauderdale Orlando Tampa Bay
Georgia	Atlanta Marietta
Illinois	Chicago
Maryland	Baltimore
Massachusetts	Boston
Michigan	Detroit
Minnesota	Greater Minneapolis/St. Paul
Missouri	St. Louis
Nevada	Las Vegas
New Jersey	Bergen/Passaic Middlesex Newark
New York	Manhattan
Ohio	Cleveland Columbus Akron Canton
Oregon	Portland
Pennsylvania	Central Pennsylvania: Allentown; Harrisburg; Lancaster; and Reading Philadelphia Scranton/Wilkes-Barre
Tennessee	Memphis Nashville
Texas	Austin Dallas Houston San Antonio
Utah	Salt Lake City Orem/Provo
Washington	Seattle Spokane Vancouver

      We built our high capacity metro fiber networks using a backbone density typically ranging between 72 and 432 strands of fiber optic cable. Fiber optic cables have the capacity, or bandwidth, to carry tens of thousands of times the amount of traffic as traditionally-configured copper wire. We believe that installing high-count fiber strands will allow us to offer a higher volume of broadband and voice services without incurring significant additional construction costs. To enhance our ability to economically connect customers to our networks and services, we design our networks to serve both core downtown areas and other metropolitan and suburban areas where business development supports the capital required for the network build.

Inter-City Network

      We provide inter-city transport primarily by leasing wavelength capacity from Level 3 on routes linking our metro fiber networks to one another and onto which we have deployed transmission and routing equipment to create a single, end-to-end network. By using our own transmission and routing equipment, we maximize the capacity and enhance the performance of the network as needed to meet our customers’ current and future broadband data and other telecommunications needs, rather than relying on the owners of leased lines to make those upgrades.

      Using Level 3 wavelength services and our own routers and transport equipment, we also operate an OC-192 capacity Internet backbone, onto which a substantial amount of our Internet-related services and customer traffic runs. This backbone provides our customers with improved network redundancy, security and performance, and enables us to offer customers services that take advantage of future Internet Protocol technologies.

      In addition to our wavelength capacity, we have inter-city network assets primarily consisting of an exclusive interest in 18 fibers in a shared, filled conduit in the Level 3 North American network, substantially all of which are unlit and which consists of a fiber network that traverses over 16,000 miles and connects more than 60 cities in the United States and Canada, including most of the major metropolitan markets served by our metro networks. All of our metro networks are connected to this inter-city network, either directly or through other connections. To conserve capital, we have delayed “lighting” much of our inter-city fiber network. However we have begun to install optical network equipment to “light” specific segments of this inter-city fiber where the demand for telecommunications capacity makes the related capital expenditures economical in comparison to acquiring wavelength or other capacity. Due to the need for additional, cost efficient capacity along the segment of this network that runs from Los Angeles to San Diego, we recently lit this section, and we are in the process of lighting Denver to Salt Lake City with our own optical network equipment. Additionally, we previously lit fiber acquired from Metromedia Fiber Network, Inc. from New York to Washington, DC to provide a diverse route from the Level 3 fiber. Much of the equipment used in connection with our inter-city network is positioned so that we can easily transfer voice and data traffic from the wavelength capacity we currently lease from Level 3 to optical network equipment on our inter-city fiber network as portions of that network are lit.

Connecting Customers to Our Networks

      We attempt to connect our customers directly to our networks where it is economical to do so. We believe that by deploying direct connections to our customers, rather than connecting through the ILECs’ facilities, we will reduce our costs and be better positioned to meet our customers’ telecommunications requirements and to more rapidly deploy our service. We connect customers to our networks by using fiber optic cable and, in limited circumstances, broadband wireless spectrum.

      In most cases, we must lease facilities from an ILEC to connect a customer to our network. By building our metro networks in central business districts, in many cases we have minimized the distance from our network to a potential customer, which results in lower costs associated with these leased facilities because the cost of those facilities is generally based, in part, on the length of the leased connection.

      Fiber Optics. In cases where expected revenues justify the construction cost, we will install a new fiber optic extension from our network to the customer’s premises. Whether it is economical to construct a fiber optic extension depends, among other things, on:

•	the existing and potential revenue base located in the building in question;

•	the building location relative to our network and our ability to access the communications equipment in that building, and

•	local permit requirements and construction costs.

      Even if we initially determine that it is not economical to construct a fiber connection to a building, we will continually reexamine the costs and benefits of a fiber connection and may, at a later date, determine that construction of one is justified.

      Broadband Wireless Spectrum. In cases where construction of a fiber optic connection is not practical or economical, in limited cases we have deployed a high-bandwidth wireless connection between an antenna on the roof of the customer’s premises and an antenna attached to our fiber rings.

      In those limited cases where we decide to install equipment to operate fixed broadband licenses, we and/or our customers must secure roof and other building access rights, including access to conduits and wiring from the owners of each building or other structure on which we propose to install our equipment, and may need to obtain construction, zoning, franchise or other governmental permits.

      DSL Technology. We have also deployed DSL technology to meet the high-bandwidth needs of those customers located less than three miles from the ILEC’s central office and whose customer connection remains over copper wire. DSL technology reduces the bottleneck in the transport of information, particularly for data services, by increasing the data carrying capacity of copper telephone lines. We believe that, for many small to medium sized customers within the geographic areas that can be served by DSL technology, existing copper connections using DSL technology from customer buildings to our local fiber optic networks will offer a lower cost solution for providing high-quality broadband services than fiber or broadband wireless connections.

      We offer DSL service in numerous markets in the U.S., mainly through wholesale arrangements with the ILECs and other DSL service providers. We have introduced our own DSL equipment and services at many collocation sites, including central offices of the ILECs that serve a significant number of business customers.

Network Technology

Overview

      The wires, cables and spectrum that comprise the physical layer of our networks can support a variety of communications technologies. We seek to offer customers a set of technology options that can support services that meet their changing needs and introduce new technologies as necessary. Specifically, we believe that a service platform based on Internet Protocol, or IP, will provide us with significant future opportunities, because it will enable data, voice and video to be carried inexpensively over our end-to-end, facilities-based network. Consequently, we have supplemented our current data and voice switching technology with IP equipment.

      Over the past few years, both optical and IP-based networking technologies have undergone rapid innovation. These technological developments enable us to offer our customers numerous high-speed data services. Many of these innovations have the effect of increasing the efficiency of the physical components of our network by increasing the effective capacity of networks for these types of applications. In the future, we expect that IP-based technology will become the preferred technology for voice calls and facsimile transmission as well. We plan to remain flexible in our use of technology, so that, as underlying telecommunications technology changes, we will have the ability to take advantage of and implement new technologies that best meet our network requirements and customers’ needs.

      The illustration below depicts the configured circuit capacities deployed in the IP network.

Fiber Optic Technology

      To enhance the capacity of our metro networks, we are incorporating dense wavelength division multiplexing technology, which makes it possible to simultaneously transmit data at more than one wavelength, thereby allowing the transmission of multiple signals through the same fiber at different wavelengths. When applied to the state-of-the-art optical fiber deployed in many of our metro networks and in our inter-city network, this technology can dramatically increase the capacity of an optical fiber.

Switching Technology

      There are two widely used switching technologies currently deployed in telecommunications networks: circuit-switching systems and packet-switching systems. Circuit switch-based communications systems, which currently dominate the public telephone network, establish a dedicated channel for each telecommunication (such as a telephone call for voice or fax), maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call.

      Packet switch-based telecommunications systems, which format the information to be transmitted into a series of shorter digital messages called “packets,” are the preferred means of data transmission. Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. A key feature that distinguishes Internet architecture from the public telephone network is that on the packet-switched Internet, a single dedicated channel between telecommunication points is not required.

      Packet switch-based systems offer several advantages over circuit switch-based systems, particularly the ability to commingle packets from several telecommunications sources together simultaneously onto a single channel. For most communications, particularly those with bursts of information followed by periods of “silence,” the ability to commingle packets provides for superior network utilization and efficiency, resulting in more information being transmitted through a given telecommunication channel.

      IP technology, an open protocol that allows unrelated computer networks to exchange data, is the technological basis of the Internet. The Internet’s explosive growth in recent years has focused intensive efforts worldwide on developing IP-based networks and applications. In contrast to protocols like ATM, which was the product of elaborate negotiations between the world’s monopoly telephone companies, IP is an open standard, subject to continuous improvement.

      We believe that a form of IP based switching will eventually replace both ATM and circuit switched technologies, and will be the foundation of integrated networks that treat all transmissions — including voice, fax and video — simply as forms of data transmission. Although not always the case, voice over IP technology now incorporates the quality of service necessary for commercial deployments, but the pricing of equipment that must be installed at customer locations in order to implement voice over IP applications is not yet cost-effective for widespread application. We expect that over time improved technology and the manufacture of sufficient volumes of equipment will make customer adoption of voice over IP applications more cost-effective.

      We have constructed IP points of presence in all of our major markets using high-capacity IP routers, through which we offer Internet-related services. We currently connect these points of presence with our inter-city fiber network, which serves as our OC-192 IP backbone.

      We have deployed a number of next generation switching technologies, including soft-switch, optical and Ethernet switching technologies. The soft-switch is a distributed computer system that performs the same functions as a circuit switch. It can route and switch information at an extremely fast rate. Initially, we will use soft-switch technology to complement and relieve traffic from our circuit switches. We have deployed optical switching, routing and transmission equipment on our inter-city network to create an all-optical network. This technology is designed to make significant amounts of bandwidth available to our customers. It also is designed to enable us to more effectively and efficiently manage our customers’ transmissions and to enhance our deployment of dense wavelength division multiplexing technology. Optical switching will support all transmission protocols, including IP, ATM, and frame relay. We also are deploying Ethernet switching technology to support and expand our Ethernet services.

Broadband Wireless Technology

      We hold licenses for 1,150 to 1,300 MHz of local multipoint distribution services, or LMDS spectrum in 59 cities. Our licenses also include;

•	150 MHz of LMDS spectrum in 14 other cities;

•	150 MHz of LMDS spectrum in the five boroughs that comprise New York City (300 MHz total); and

•	400 MHz of LMDS spectrum in Denver.

      We also hold ten broadband wireless licenses in the 39 GHz (gigahertz) frequency band, of which five provide from 100 to 300 additional MHz in two cities where we hold a 150 MHz LMDS license, plus 100 MHz in Denver and 200 MHz of spectrum in Las Vegas, where we do not hold a LMDS license.

      The spectrum under the licenses we hold is not suitable for mobile telephones, but can transmit voice, data or video signals from one fixed antenna to one or many others. As the word “local” in the local multipoint distribution service name implies, the radio links provided using LMDS frequencies are of limited distance, typically five miles or less, due to the degradation of these high-frequency signals over greater distances. This also is true of the 39 GHz spectrum. We use the spectrum for point-to-point or multi-point broadband transport in those situations where it is more cost-efficient than installing a fiber cable or leasing facilities from the ILEC.

      A wireless connection typically consists of paired antennas placed at a distance of up to 5 miles from one another with a direct, unobstructed line of sight. The antennas are typically installed on rooftops, towers or windows. Because of the very high frequencies assigned to these links, rainfall can weaken the received signal as it travels between antennas. To maintain the quality of the digital signal year-round, links are shorter in areas of high intensity rainfall then they are in areas of less rainfall.

      There are existing users of the 39 GHz spectrum that may require XO as a new user of the spectrum to coordinate its use to avoid interference with an existing user. We do not believe that the coordination process will significantly limit our ability to make use of the spectrum.

      The term of the licenses for our broadband wireless spectrum generally is ten years. The initial term of the LMDS licenses expire in 2008 (except one that expires in 2006) and all 39 GHz licenses expire in 2010. Although the licenses are renewable for an additional ten year term, renewal is conditioned on us satisfying certain utilization requirements established by the Federal Communications Commission herein referred to as the FCC. Our current utilization of some licenses may not be sufficient to satisfy these renewal requirements, and, unless we begin to use substantially more broadband wireless spectrum, the FCC may not renew one or more of our licenses. Any then-current usage may be subject to termination or transfer to a new licensee.

Sales and Customer Care

Overview

      Our sales organization includes a direct field sales force and alternative sales channels. Our direct sales force for services other than shared tenant services includes two sales organizations. Our market sales organization focuses on small to medium-sized customers and larger or growing businesses within a market and multi-market accounts. Our national sales organization focuses on targeted larger and national accounts, and specific enterprise and carrier channels.

      Our market sales organization focuses on selling our full suite of services to small to medium and larger businesses and multi-market accounts. Our market research indicates that these customers prefer a single source for all of their telecommunications requirements, including products, billing, installation, maintenance, and customer service. By offering these customers our local and long distance services or our XOptions packages, which combine local and long distance voice services, Internet access and web hosting services, we believe we provide our customers a level of convenience that generally is unavailable in the communications marketplace.

      We market and sell services to other telecommunications carriers and large commercial users and national accounts through our national sales team. The expansion of our data service capabilities has enabled our national sales team to expand our targeted customers to include larger national and multi-market accounts customers that can benefit from our broad range of services.

      We market and sell our shared tenant services through a separate direct sales force, which targets high concentrations of business customers in multi-tenant commercial office buildings in the metropolitan areas in which we provide this service.

Direct Sales Force

      We have established highly motivated and experienced direct sales forces. Our strategy is to design the structure of our sales efforts so that our sales personnel are able to establish a direct and personal relationship with our customers. We seek to recruit salespeople with strong sales and telecommunications backgrounds, including salespeople from long distance companies, telecommunications equipment manufacturers, network systems integrators and the ILECs. Salespeople are offered incentives through a commission structure that generally targets 40% to 50% of a salesperson’s total compensation to be based on performance. Our sales organization consisted of approximately 1,200 employees at June 30, 2003, up from approximately 1,100 employees at December 31, 2002.

Other Sales Channels

      We have complemented our direct sales force by developing alternative sales channels to distribute the increasing number of products and services available to our broadening customer base. These channels include numerous third party sales agents. We currently have distribution arrangements with a number of national, regional and local agents and agency firms, whose representatives market a broad range of XO Parent services. At June 30, 2003, we have a staff of approximately 52 employees who manage our agent relationships and the over 500 indirect agents in markets throughout the United States as compared to a staff of 65 employees who managed these relationships as of December 31, 2002. We also sell and market certain services via our telesales operation and via the Internet at www.xo.com.

Customer Care

      Once a customer’s services have been installed, our customer care operations support customer retention and satisfaction. Our goal is to provide customers with a customer care group that has the ability and resources to respond to and resolve customer questions and issues as they arise, 24 hours a day, seven days a week. In 2002, although we conducted much of our customer care operations from four call centers, we also provided locally-based care for many large customers. Although we believe that a centralized care structure not only takes advantage of economies of scale, but also enables us to provide better customer service, we intend to close one of our care facilities in 2003 and are evaluating whether to place additional customer care resources locally. The size of our customer care organization has remained constant from December 31, 2002 to June 30, 2003, with approximately 700 employees at December 31, 2002 and June 30, 2003.

Regulatory Overview

Overview

      The Telecommunications Act of 1996, or the “Telecom Act”, which substantially revised the Communications Act of 1934, has established the regulatory framework for the introduction of competition for local telecommunications services throughout the United States by new competitive entrants such as us. Prior to the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier — often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC — which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of the following companies: BellSouth, Verizon, Qwest Communications and SBC Communications.

      Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing telecommunications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation. Consequently, federal, state and local regulation, and other legislative and judicial actions relating to the telecommunications industry could significantly affect our business.

      We believe that the Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. We have developed our business and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers, and believe that the continued viability of the provisions relating to these matters is critical to the success of the competitive regime contemplated by the Telecom Act.

      Although the Telecom Act and the related rules governing competition issued by the FCC, as well as pro-competitive policies already developed by state regulatory commissions, have enabled new entrants like us to capture a portion of the incumbent carriers’ market share of local services, there have been numerous attempts to limit or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We expect these efforts to limit the benefits of the Telecom Act to continue. Successful implementation of our business plan is predicated on the assumption that the basic competitive framework will remain in place.

Federal Regulation

      The FCC exercises jurisdiction over our communication facilities and services. We have authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services. In addition, we have obtained FCC authorizations for the operation of our Local Multipoint Distribution System (LMDS) and 39 GHz broadband wireless facilities. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, which leaves us free to set our own pricing policies for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable, and non-discriminatory. The FCC allows us to file interstate tariffs on an ongoing basis for interstate access (rates charged among carriers for access to their networks). The FCC, however, has issued a decision that required us (with only minor exceptions) to withdraw tariffs for interstate domestic long distance services and international long distance services. We, however, are still required to make the terms, conditions and rates of the detariffed services available to the public on our Company web page and such terms, conditions, and rates are located at http://www.xo.com/legal/.

      The following is a summary of the interconnection and other rights granted by the Telecom Act that are most important for full local competition and our belief as to the effect of the requirements, if properly implemented:

•	Interconnection with the networks of incumbents and other carriers, which permits customers of ours to exchange traffic with customers connected to other networks;

•	Local loop unbundling, which allows us to selectively gain access to incumbent carriers’ facilities and wires that connect the incumbent carriers’ central offices with customer premises, thereby enabling us to serve customers, on a facilities basis, not directly connected to our networks;

•	Reciprocal compensation, which mandates arrangements for local traffic exchange between us and both incumbent and competitive carriers and compensation for terminating local traffic originating on other carriers’ networks, thereby improving our margins for local service;

•	Number portability, which allows customers to change local carriers without changing telephone numbers, thereby removing a significant barrier for a potential customer to switch to our local voice services;

•	Access to phone numbers, which mandates assignment of new telephone numbers to our customers, thereby enabling us to provide telephone numbers to new customers on the same basis as the incumbent carrier; and

•	Collocation of telecommunications equipment in incumbent central offices, which enables us to have direct access to unbundled loops and other network elements and facilitates their efficient integration with our switching and other network facilities.

      In January 1999, the U.S. Supreme Court, in a decision that was generally favorable to competitive telephone companies such as us, upheld key provisions of the FCC rules implementing the Telecom Act. In finding that the FCC has general jurisdiction to implement the Telecom Act’s local competition provisions, the Supreme Court confirmed the FCC’s role in establishing national telecommunications policy, and thereby created greater certainty regarding the rules governing local competition going forward.

      Although the rights established in the Telecom Act are a necessary prerequisite to the introduction of full local competition, they must be properly implemented and enforced to permit competitive telephone companies like us to compete effectively with the incumbent carriers. Discussed below are several FCC and court proceedings relating to the application of certain FCC rules and policies that are significant to and directly impact our operations as well as the nature and scope of industry competition.

Unbundling of Incumbent Network Elements

      In the January 1999 Supreme Court decision discussed above, the Court affirmed the FCC’s interpretation of matters related to unbundling of incumbent carriers’ network elements. It held that the FCC correctly interpreted the meaning of the term “network element”, which defines the parts of an incumbent carrier’s operations that may be subject to the “unbundling” requirement of the Telecom Act. The Court, however, also held that the FCC did not correctly determine which network elements must be unbundled and made available to competitive telephone companies such as us. In November 1999, the FCC released its “UNE (unbundled network element) Remand Order”, which addressed the deficiencies in the FCC’s original ruling cited by the Supreme Court. The order generally was viewed as favorable to us and other competitive carriers because it ensured that incumbent carriers would be required to continue to make available those network elements, including unbundled loops that are crucial to our ability to provide local and other services. The UNE Remand Order subsequently was appealed by the incumbent carriers.

      On May 24, 2002, the United States Court of Appeals for the D.C. Circuit released an opinion remanding the UNE Remand Order to the FCC for further consideration. The Court of Appeals stated that it had remanded the order because it felt that:

•	the FCC had adopted uniform national rules with respect to almost every unbundled element for every geographic market without regard to the state of competition in any particular market; and

•	the FCC’s determination of when cost disparities impair a competitor’s ability to provide service without unbundled elements was too broad.

      In response to the Court of Appeals’ decision, and as part of its statutorily required periodic review of its list of unbundled elements, the FCC initiated its “Triennial Review” proceeding.

      On August 21, 2003, the FCC released its Triennial Review decision. Under the Triennial Review Order, our ability to obtain access to certain unbundled network elements and incumbent network upgrades may be curtailed or more costly in the future. Also, the order has delegated to the states the overall responsibility for deciding what unbundled elements should be available to competitors like us in local markets of each of the respective states. Delegation of these determinations creates the risk that some states may decide to limit or eliminate unbundled elements to which we have access today and that we will be faced with different sets of rules and costs if states issue inconsistent decisions.

      The following Triennial Review Order matters impact us and many of our competitors:

•	Curtailed Access to Broadband: The Order adopted new rules that will restrict competitive carriers from leasing as unbundled elements certain upgrades that the incumbent carriers make to their networks, such as the deployment of new optical fiber or upgrades from copper to optical fiber. For example, a new fiber loop to a customer that replaces an existing copper loop could be exempt from unbundling, except that incumbents must continue to unbundle the pre-existing copper loop or provide a voice channel for us on the new fiber loops that is equivalent to the old copper loop. Although the imposition of any restrictions on our access to the incumbents’ broadband networks is not a favorable development for us, we believe that the adverse impact is partially mitigated by the fact that incumbents are required to continue to provide us with basic access to those facilities that we currently lease from them to serve many of our customers.

•	Unbundled Local Loops: The Order made a general, national finding that competitive carriers should have access to certain unbundled loops of the incumbent carriers. The states, however, may remove competitive carriers’ access to such loops based on the results of specified competitive analyses. Incumbent carriers will no longer be required to provide competitive carriers with access to certain very high-capacity loops. We believe that the net result of these changes will not have a significant impact on us, as the access to the vast majority of unbundled loops that we use today will be preserved.

•	Unbundled Transport: The Triennial Review Order has changed the definition of “dedicated transport” in such a way that competitive carriers will have to purchase certain transport facilities at higher rates than they do today. The order has maintained access to many types of transport between incumbent facilities, such as transport between incumbent central offices, but it redefines transport to eliminate the unbundling of other transport. The order also set forth a test that the states must follow in considering whether transport should be available in local markets within the states. The order also ruled that certain very high-capacity transport would no longer be available as an unbundled element and that shared transport would be unavailable as an unbundled element in most business markets. We believe that it is likely that these actions will raise our costs for transport services in the future.

•	Enhanced Extended Links and Co-Mingling: The order will facilitate the ability of competitive carriers like us to obtain a loop and transport combination of unbundled elements known as “enhanced extended links”, provided that the underlying loop and transport elements are available on an unbundled basis. The Triennial Review Order created new rules that will permit competitive carriers to mix unbundled network elements with retail services instead of requiring them to artificially segregate unbundled elements from the remainder of our network. Because we currently take advantage of both services from the incumbent carriers, we believe that these developments will result in cost savings for us.

•	Calculation of Unbundled Element Rates: The order will allow the incumbent carriers to utilize a higher cost of capital and shorter depreciation lives to establish rates for unbundled elements. We believe that these modifications could raise our costs for leasing unbundled elements in the future.

      Incumbent carriers and other entities have filed for appellate review of the order. The US Court of Appeals for the 8th Circuit in St. Louis will have jurisdiction over the appellate review process. In addition, many incumbent carriers will continue to seek to institute follow-on administrative proceedings with the FCC and state regulatory agencies, and lobby the United States Congress, all in an effort to affect laws and regulations in a manner even more favorable to them and against the interests of competitive carriers. At the same time, we anticipate that competitive carriers will endeavor to improve their positions and access to the incumbents’ networks through similar means. The implementation and review of the Triennial Review decision is expected to continue for the next year or more. The final outcome of this review and implementation process cannot be known at this time but it is possible that further changes to the rules established in the order could adversely affect our cost of doing business by increasing the cost of purchasing or leasing network facilities from the RBOCs.

Collocation in Incumbent Central Offices

      Collocation regulations promulgated by the FCC specify in greater detail obligations that the Telecom Act imposes upon the incumbent carriers to open their local networks to competition by providing competitors space to locate their equipment in incumbent central offices and remote terminals for the purpose of interconnection. This allows the competitive carriers to provide local telephone services and to use portions of the incumbent carriers’ existing networks to offer new and innovative services. Over the past four years, the FCC’s collocation regulations have been the subject of very contentious proceedings at the FCC and litigation before several courts. On remand from a March 2000 decision by the U.S. Court of Appeals for the D.C. Circuit, the FCC issued a decision that revised its rules in a manner that permits incumbent companies to exercise more discretion in determining the placement of competitors’ equipment in their central offices, and does not require the incumbents to allow competitors to install and maintain cross-connections between other collocated competitors, but requires the incumbent carriers to provide this as part of their collocation services.

In June, 2002, the U.S. Court of Appeals for the D.C. Circuit affirmed the FCC’s remand order, and the FCC has since clarified that incumbent carriers should make their cross-connection service available in the physical collocation tariffs they file with the FCC.

      In October 2002, Verizon filed an application with the FCC requesting authority to discontinue providing federally-tariffed physical collocation services, as required under current FCC regulations applicable to most incumbent carriers. Verizon asked the FCC to require its competitors instead to order collocation services solely pursuant to terms and conditions approved by state public service commissions. Verizon’s application remains pending but, if this authority is granted, such discontinuance would make it more costly and difficult for competitors such as us to obtain collocation services because the rates set by state public service commissions are typically significantly higher than those approved by the FCC, and may require competitors to engage in costly and lengthy negotiations in different states. If Verizon is successful, the RBOCs and other large incumbent carriers are likely to seek and receive comparable relief.

Regulation of the RBOCs’ Ability to Provide Long Distance Service

      The FCC has primary jurisdiction over the implementation of Section 271 of the Telecom Act, which provides that the RBOCs cannot offer in-region long distance services until they have demonstrated that:

•	they have entered into an approved interconnection agreement with a facilities-based competitive telephone company or that no such competitive telephone company has requested interconnection as of a statutorily determined deadline;

•	they have satisfied a 14-element checklist designed to ensure that the RBOC is offering access and interconnection to all local exchange carriers on competitive terms; and

•	the FCC has determined that allowing the RBOC to offer in-region, long distance services is consistent with the public interest, convenience and necessity.

      The FCC has granted each of the RBOCs the authority to provide long distance service in a number of states. Verizon and BellSouth have been granted authority to provide long distance service in every state they operate. SBC has authority to provide long distance service in most of the states where it operates and is currently seeking authority to provide long distance service in the four remaining states (Ohio, Wisconsin, Illinois, Indiana). Qwest has been granted authority to provide long distance in every state where it operates except for Arizona. We expect that the RBOCs will receive authority with respect to all of the remaining states in the near term. Although we cannot predict when such approvals are likely to occur, RBOC authorization to provide in-region long distance services could have an adverse affect on our ability to compete if not accompanied by effective post-approval safeguards to ensure that the RBOCs continue to comply with the market-opening requirements.

Provision of Broadband Telecommunications Services and Information Services

      Current federal and state regulation places certain restrictions and conditions on the provision of advanced telecommunications services, or broadband services, such as data and DSL services, by the RBOCs. Furthermore, the network elements that RBOCs must make available under the FCC’s unbundling rules to competitors may be used for the provision of broadband services. However, at the urging of the RBOCs and other incumbent carriers, the FCC, in its Triennial Review decision, appears to have greatly curtailed the extent to which the incumbents must unbundle the broadband portion of their networks for their competitors. Despite this apparent victory, the RBOCs have vowed to continue to push for further deregulation through federal and state legislative efforts. For example, broadband deregulation legislation is currently under consideration in several states, including Georgia, Texas and Missouri. In addition, it is anticipated that deregulatory legislation will be pursued by the RBOCs in Congress. In addition to possible legislation, the FCC has initiated another pending proceeding that could result in a further diminishment of incumbent carriers’ requirement to make unbundled network elements that are used for certain broadband or information services available to us. The FCC has issued a Notice of Proposed Rulemaking entitled “Appropriate Framework for Broadband Access to the Internet Over Wireline Facilities” that requests comments on the proper classification of broadband access services as either regulated telecommunications services or unregulated information services. The Triennial Review decision significantly restricts the availability on an unbundled basis of certain network elements deploying fiber or packet-switching technologies. That decision, in conjunction with a decision in this proceeding, legislative change or a court ruling further broadening the definition of what constitutes unregulated information services could have the effect of allowing RBOCs to provide terms, conditions and pricing to their own affiliates that provide data or information services that are better than those made available to competitive carriers such as us. Such developments could also be expected to adversely affect our cost of doing business by increasing the cost of purchasing or leasing such facilities from the RBOCs.

Universal Service

      In 1997, the FCC established a significantly expanded federal telecommunications subsidy regime known as “universal service”. Specifically, the FCC established new subsidies for services provided to qualifying schools and libraries and rural health care providers, and expanded existing subsidies to low income consumers. Most telecommunications companies, including us, must pay for these programs based on their share of interstate and international telecommunications end user revenues. In a 1999 decision, the U.S. Court of Appeals for the Fifth Circuit issued a ruling that had the net effect of lowering our contribution of revenues to universal service, which was 7.28% of end user telecommunications revenues for the first quarter of 2003. On March 21, 2003, the FCC increased the contribution factor to 9.10% of end user telecommunications revenue for the second quarter of 2003. The FCC has subsequently taken further steps to modify the system for assessment and recovery of universal service funds. In a December 2002 Notice of Proposed Rulemaking, the FCC has asked many broad-ranging questions regarding universal service, including whether to change its method of assessing contributions due from carriers by basing it on the number and capacity of connections they provide, rather than on interstate and international end user revenues they earn. At this time, we are unable to predict whether the FCC’s rulemaking or legislative initiatives will increase the size of our subsidy payments, the scope of the subsidy program, or our costs of calculating, collecting and remitting the universal service related payments.

Intercarrier Compensation Reform

      Currently, telecommunications carriers are required to pay other carriers for interstate access charges and local reciprocal compensation charges, both of which are being considered for reform.

      Interstate Access Charges. Long distance carriers pay local facilities-based carriers, including us, interstate access charges for both originating and terminating the calls of long distance customers on the local carriers’ networks. Historically, the RBOCs set access charges higher than cost and justified this pricing to regulators as a subsidy to the cost of providing local telephone service to higher cost customers. With the establishment of an explicit and competitively neutral universal service subsidy mechanism, however, the FCC is under increasing pressure to revise the current access charge regime to bring the charges closer to the actual cost of providing access. In response, the FCC issued a decision in 2001 setting the rates that competitive local carriers charge to long distance carriers at a level that will gradually decrease over three years from a current maximum of $0.025 per minute to the rates charged by incumbent carriers. As long as we are in compliance with the FCC’s rate schedule, the FCC’s order forbids long distance carriers from challenging our interstate access rates. Although this FCC decision lowering access charges will reduce our access charge revenues over time, we do not expect that such a reduction will have a material impact on our total revenues or financial position. The FCC is also considering, in a declaratory ruling proceeding commenced in November 2002, the question of whether voice over the Internet services or services utilizing an Internet protocol should be made subject to interstate access charges in the same manner as traditional telephone traffic. Like a growing number of carriers, we utilize an Internet protocol for a portion of our traffic as do some of our customers. The FCC has indicated on several occasions that such services are exempt from interstate access charges but, until the FCC issues its ruling in the current proceeding, it is unclear how such traffic will be treated for intercarrier compensation purposes.

      AT&T Declaratory Ruling Re: VOIP. AT&T has asked the FCC to find that voice over IP services (VOIP), including phone to phone services, are exempt from switched access charges. This proceeding has broad implications for the future of IP-based services, since a positive ruling will make VOIP extremely attractive. An adverse ruling would place VOIP services in the same regulatory category as traditional telecommunications services and therefore subject the services to access charges.

      Local Reciprocal Compensation Charges. Local telephone companies such as us that originate traffic that is terminated on the network of other carriers typically compensate the other local carriers for terminating that traffic. These payments flow in both directions between any two carriers. First, when we terminate traffic for another local carrier to a customer on our network, we collect compensation. Second, when we send our customers’ traffic to another carrier for termination, we pay compensation. Some competitors, however, have a customer base that generates many more minutes of terminating traffic from other carriers than originating traffic destined for other carriers. For example, a competitor that has a customer base that has many information service providers typically will have a large amount of compensation being paid to it by other carriers, while it will owe very little reciprocal compensation to other carriers. The FCC revamped the local reciprocal compensation structure in 2001 on an interim basis for three years to eliminate or reduce the opportunity for carriers to take advantage of an imbalance of originating and terminating traffic flows due to traffic terminated to information service providers. The FCC also initiated a rulemaking to examine inter-carrier compensation more comprehensively. Under the decision, at the election of the incumbent carrier, terminating traffic that is out-of-balance by a ratio of more than 3 to 1 can be compensated at a lower rate, or in some cases, at no charge. This ruling allows us to continue to collect reciprocal compensation payments from other carriers since we have an imbalance in the amount of traffic we terminate versus the amount we originate. Going forward, an adverse ruling in the general intercarrier compensation reform proceeding could end reciprocal compensation payments and eliminate this line of revenue for us.

      TELRIC Proceeding. On September 10, 2003, the FCC initiated a new proceeding to consider significantly revamping the current TELRIC costing methodology applicable to pricing UNEs. An adverse ruling in the new proceeding will allow the incumbent carriers to increase UNE rates and this would raise our costs for leasing unbundled elements in the future. The comment and reply period extends to the end of 2003 and a decision would be expected sometime in mid to late 2004.

Competition

      The industry environment in which we operate has changed significantly recently. In particular, with the steep decline in the market valuations of debt and equity securities of telecommunications companies, particularly emerging providers, in the last two years the financial condition of many competitive and other carriers has deteriorated, and a number of these competitors have attempted to reorganize, or have completed reorganizations, under Chapter 11 of the Bankruptcy Code. Several competitors who have completed these reorganization efforts, have emerged from bankruptcy with significant improvements to their financial condition or are newly formed entities that have acquired the assets of others at substantial discounts when compared to their original cost basis.

      At the same time, the regulatory environment has changed and continues to change rapidly. Although the Telecom Act and other actions by the FCC and state regulatory authorities have had the general effect of promoting competition in the provision of communications services, it also has allowed the ILECs to begin to provide long distance services in many states. These effects, together with new technologies, such as voice-over-IP, and the importance of data services, have blurred the distinctions among traditional communications markets. As a result, a competitor in any of our business areas potentially is a competitor in our other business areas.

      Many of our existing and potential competitors have greater market presence, including name recognition, engineering and marketing capabilities, and financial, technological and personnel resources, including resources for the development and deployment of new technology and services, than those available to us.

ILECs

      In each market that we serve, we face, and expect to continue to face, significant competition from the ILECs, which currently dominate the local telecommunications markets, primarily the RBOCs, which include BellSouth, Verizon, Qwest Communications and SBC Communications. We compete with the ILECs in our markets for local exchange and other services on the basis of product offerings, quality, capacity and reliability of network facilities, state-of-the-art technology, price, route diversity, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various transmission and switching services that we, in many cases, do not currently offer. Competition, however, is not based on any proprietary technology. Because our fiber optic networks have been recently installed compared to those of the ILECs, our networks’ dual path architectures and state-of-the-art technology may provide us with cost, capacity, and service quality advantages over some existing ILEC networks. ILECs also have received regulatory approval to provide and have begun to provide long distance voice service in a number of regions.

Other Voice Service Competitors

      We face, and expect to continue to face, competition for local and long distance telecommunications services from competitors and potential competitors in addition to the ILECs, primarily AT&T, WorldCom, Inc. and Sprint Corporation. With respect to local telecommunications services, we also face, and expect to continue to face, competition from other carriers and competitors, such as Time Warner Telecom, Allegiance Telecom Inc., Focal Communications and McLeodUSA Incorporated. With respect to long distance telecommunications services, although the market is dominated by AT&T, WorldCom, and Sprint, hundreds of other companies, as well as the RBOCs, also compete in the long distance marketplace.

Data Service Competitors

      We face, and expect to continue to face, competition for Internet access and other data services from telecommunications companies, including AT&T, WorldCom, and Sprint, online service providers, DSL service providers, and Internet service providers and web hosting providers.

Other Business Competitors

      Our enhanced communications service offerings are also subject to competition. For example, there are several competitors that offer interactive voice response services similar to those offered by our Interactive division, such as Basis, Interactive Telesis and West Corporation, which we believe focus their sales efforts on large volume interactive voice response service users, live agent call centers and IVR hardware sales.

Employees

      As of June 30, 2003 we employed approximately 5,000 people, including full-time and part-time employees. We consider our employee relations to be good. None of our employees is covered by a collective bargaining agreement.

Properties

      We own or lease, in our operating territories, telephone property which includes: fiber optic backbone and distribution network facilities; point-to-point distribution capacity; central office switching equipment; connecting lines between customers’ premises and the central offices; and customer premise equipment. Our central office switching equipment includes electronic switches and peripheral equipment.

      The fiber optic backbone and distribution network and connecting lines include aerial and underground cable, conduit, and poles and wires. These facilities are located on public streets and highways or on privately-owned land. We have permission to use these lands pursuant to consent or lease, permit, easement, or other agreements.

      We, and our subsidiaries, lease facilities for our and their administrative and sales offices, central switching offices, network nodes and warehouse space. The various leases expire in years ranging from 2003 to 2025. Most have renewal options.

      Our headquarters are located in Reston, Virginia, where we are currently leasing approximately 170,000 square feet of space. In February 2003, Dixon Properties, LLC, which is owned by Mr. Carl Icahn, acquired ownership of the building in which our headquarters is located in a transaction that was approved by the Bankruptcy Court in our Chapter 11 proceedings.

Legal Proceedings

Chapter 11 Related Disputes

      Although XO Parent has consummated its Plan of Reorganization and emerged from its Chapter 11 proceedings, disputes with respect to the amount of allowed claims owed by XO Parent to certain of its general unsecured creditors, and claims of certain professionals remain outstanding. In addition, a party has filed a complaint in the Bankruptcy Court seeking relief from the court’s order confirming the Plan of Reorganization and a declaratory judgment that such party’s derivative suit for the benefit of the Company against a former director of XO Parent and an affiliate of that director should not be released by the confirmation order. While the outcome of these matters, or any other relief that may be granted, is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Commitments and Contingencies

Prepaid Calling Card Tax Matter

      On July 26, 2002, the Company was advised by the staff of the Commission that it was conducting an informal inquiry primarily relating to the Company’s obligations with respect to, and its accrual of liabilities for, specified federal excise and state sales tax and similar tax obligations arising in connection with prepaid calling card services and relating to certain other matters. On July 29, 2003, we were notified by the Commission that the investigation was terminated and no enforcement action has been recommended.

Unfunded Affiliate Pension Obligation

      As affiliates of Mr. Icahn hold over 80% of the outstanding New Common Stock of XO Parent, applicable pension and tax laws make each member of a plan sponsor’s “controlled group” (generally defined as entities in which there is at least an 80% common ownership interest) jointly and severally liable for certain pension plan obligations of the plan sponsor. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, or the PBGC against the assets of each member of the plan sponsor’s controlled group.

      As a result of the more than 80% ownership interest in XO Parent by Mr. Icahn’s affiliates, XO Parent and its subsidiaries will be subject to the pension liabilities of any entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%, which includes ACF Industries, Inc. or ACF, which is the sponsor of certain pension plans. As most recently determined by the ACF plans’ actuaries, pension plans maintained by ACF are underfunded in the aggregate by approximately $14 million on an ongoing actuarial basis and by approximately $102 million if those plans were terminated. As a member of the same controlled group, XO Parent and each of its subsidiaries would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans.

      The current underfunded status of the ACF pension plans requires ACF to notify the PBGC if XO Parent or its subsidiaries cease to be a member of the ACF controlled group. In addition, so long as the Company remains a member of the ACF controlled group, certain other “reportable events,” including certain extraordinary dividends and stock redemptions, must be reported to the PBGC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview of Our Business

      We provide a comprehensive array of voice and data communications services to business customers. Our voice services include local and long distance services, both bundled and stand-alone, other voice-related services such as conferencing, domestic and international toll free services and voicemail, and transactions processing services for prepaid calling cards. Our data services include Internet access, private data networking, including dedicated transmission capacity on our networks, virtual private network services and Ethernet services, and hosting services. We also combine many of these services in flat rate service packages. These services are offered to a variety of customers, including small, medium and large retail businesses, multi-location businesses, and carrier or wholesale customers.

      To serve our customers’ broad and expanding telecommunications needs, we operate a network comprised of a series of rings of fiber optic cables located in the central business districts of numerous metropolitan areas, which we refer to as metro fiber networks, that are connected primarily by a network of numerous dedicated wavelengths of transmission capacity on fiber optic cables, which we refer to as an inter-city network. By integrating these networks with advanced communications technologies, we are able to provide a comprehensive array of communications services primarily or entirely over a network that we own or control, from the initiation of the voice or data transmission to the point of termination, which we refer to as end-to-end service. This capability enables us to provide communication services between customers connected to our network and among customers with multiple locations primarily or entirely over our network.

      To develop these networks, we have assembled a collection of metro and inter-city network assets in the United States, substantially all of which we own or control through indefeasible exclusive rights or other leasing arrangements, making us a facilities-based carrier. These network assets incorporate state-of-the-art fiber optic cable, dedicated wavelengths of transmission capacity on fiber optic networks and transmission equipment capable of carrying high volumes of data, voice, video and Internet traffic. We operate 37 metro fiber networks in 22 states and the District of Columbia, including 25 of the 30 largest metropolitan areas in the U.S. We have constructed, acquired or leased many of these metro fiber networks, which consist of up to 432 strands of fiber optic cable and, in some cases, additional empty conduits through which fiber optic cable can be deployed. For our inter-city network, we have leased dedicated, high-capacity wavelengths of transmission capacity on fiber optic cables, onto which we have deployed our own switching, routing and optical equipment, which gives us greater control over how voice and data information is transmitted. We also hold indefeasible exclusive rights to use 18 fiber optic strands on the routes served by our inter-city networks pursuant to arrangements with Level 3, substantially all of which are unlit.

Our Chapter 11 Reorganization and Emergence

The Reorganization Proceedings

      On June 17, 2002, XO Parent filed for protection under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s Plan of Reorganization, and, on January 16, 2003, XO Parent consummated the Plan of Reorganization and it emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet.

      During the period surrounding the filing of XO Parent’s Chapter 11 petition, we met with a committee of lenders under the Pre-Petition Credit Facility, a committee of unsecured creditors that represented holders of our senior unsecured notes and potential investors to discuss potential restructuring transactions that could be implemented to reorganize our capital structure. These discussions led to an agreement with the lenders under the Pre-Petition Credit Facility regarding the terms of a Plan of Reorganization that envisioned two potential reorganization structures the first of which was based on, among other things, a proposed cash investment in XO Parent by third parties (which was ultimately abandoned) and the second of which contemplated a stand alone restructuring with no new cash infusion. The Plan of Reorganization, as supplemented, was filed with the Bankruptcy Court on July 22, 2002 and distributed to creditors of XO Parent eligible to vote in the reorganization.

      On November 15, 2002, the Bankruptcy Court confirmed the Plan of Reorganization. On January 16, 2003, XO Parent consummated the Plan of Reorganization and it emerged from the Chapter 11 reorganization proceedings. The consummation of the Plan of Reorganization resulted in the following changes in our debt and equity capital structure:

•	The conversion of $1.0 billion of loans under the Pre-Petition Credit Facility into $500.0 million of outstanding principal amount under a New Credit Agreement;

•	The extinguishment of all amounts due under our pre-petition unsecured senior and subordinated notes and certain general unsecured obligations; and

•	The cancellation of all outstanding shares and interest in our pre-petition preferred stock and pre-petition class A and class B common stock.

      Under our Plan of Reorganization, the following equity securities have been or will be distributed to holders of the Pre-Petition Credit Facility and holders of XO Parent’s pre-petition unsecured senior and subordinated notes and pre-petition general unsecured claims:

•	95.0 million shares of New Common Stock;

•	43.3 million shares will be offered in this Rights Offering

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

      For more information concerning the terms of the securities and distributions under our Plan of Reorganization, see “The Business — Our Chapter 11 Reorganization.”

Distributions to and Interests Held by Entities Owned by Mr. Carl C. Icahn

      After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, Cardiff Holding LLC, a Delaware limited liability company owned by Mr. Carl C. Icahn, holds more than 80% of the outstanding shares. Upon final distribution of the warrants under the Plan of Reorganization Cardiff will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock. In addition, approximately 85% of the $500.0 million in loans outstanding under the New Credit Agreement, an entity which is also controlled by Mr. Icahn.

      As companies controlled by Mr. Icahn owned portions of our predecessor unsecured debt, they are claimants in our reorganization and will received approximately 40% of the rights to participate in this Rights Offering. If they elect to exercise these rights, they could acquire additional shares of New Common Stock.

Accounting Impact of Implementing the Plan of Reorganization

      Due to XO Parent’s emergence from its Chapter 11 proceeding, we have implemented the “fresh start” accounting provisions of the American Institute of Certified Public Accountants, or the AICPA, Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” to our financial statements. Fresh start requires that, upon our emergence, we establish a “fair value” basis for the carrying value of the assets and liabilities for reorganized XO. Although the effective date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, we accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. The January 1, 2003 balance sheet included in “Fresh Start Accounting Information” and Note 2 to the accompanying condensed consolidated financial statements, illustrates the impact of applying fresh start.

Recent Events in 2003

Announcement of Offer to Acquire All of the Assets of Global Crossing Ltd. And Global Crossing Holdings, Ltd.

      On May 30, 2003, we made the first of a series of offers to acquire all of the assets and business of Global Crossing, a telecommunications company which is currently in Chapter 11 reorganization proceedings. Thereafter, we made several modifications to, and enhancements of, our initial offer, and, on June 24, 2003, commenced an offer to purchase all of the senior secured bank debt of Global Crossing that we did not already own. To date, we have paid approximately $158.5 million to acquire approximately $761.1 million principal amount of the approximately $2,214.0 million principal amount of such debt outstanding.

      On July 1, 2003, the United States Bankruptcy Court for the Southern District of New York approved Global Crossing’s request to extend until October 28, 2003 the exclusivity period of its existing purchase agreement with Singapore Technologies PTE. On September 19, 2003 Global Crossing announced that it received approval from the Committee for Foreign Investment in the United States for ST Telemedia’s proposed investment in Global Crossing. Approval from the FCC is still pending. Upon consummation of Global Crossings Plan of Reorganization, we estimate that we will receive the following in exchange for our share of Global Crossings pre-petition senior secured bank debt:

•	$105 million in cash;

•	$60 million of new senior secured notes of Global Crossing; and

•	8 million shares of new common stock in Global Crossing.

Bid to Purchase Assets

      In August 2003, XO bid at a Bankruptcy Court auction on certain of the assets and business of Touch America, Inc., a facilities-based telecommunications provider serving enterprise and carrier customers in the Western, Central and Southern United States. XO’s final bid of approximately $42.5 million, less $5.6 million of pass through revenue, was the second-highest bid received in the auction. As a result, under the rules governing the auction, if the winning bidder fails to close its proposed asset purchase, Touch America will have the right, but not the obligation, to accept XO’s final bid. XO’s final bid was subject to a number of contractual terms including, without limitation, Touch America’s compliance with representations and warranties, the absence of any material adverse change in Touch America’s business, additional covenants, regulatory approval, and other conditions.

Announcement of Chief Executive Officer Appointment

      On April 28, 2003, we announced that we had hired Carl J. Grivner as our new Chief Executive Officer effective May 15, 2003. Effective May 1, 2003, Mr. Grivner joined XO as a member of the newly created Office of the Chairman. Mr. Grivner’s career in the telecommunications and technology industries spans more than 25 years. He most recently served as Chief Operating Officer of Global Crossing, Ltd. Prior to joining Global Crossing in June 2000, Mr. Grivner served as Chief Executive Officer of Worldport Communications and, before that, he served as Chief Executive Officer, Western Hemisphere, of Cable & Wireless PLC. Additionally, Mr. Grivner has held various senior executive positions at Advanced Fiber Communications and Ameritech.

Significant Transactions in 2002

Inter-city Network Agreement

      On August 8, 2002, we entered into a Master Agreement with Level 3 Communications, Inc., which amends various agreements related to XO Parent’s acquisition of fiber networks in the United States from Level 3 and the recurring maintenance charges relating to those networks. Beginning on January 1, 2003 and continuing over the remaining term of the initial agreement, Level 3 will reduce the operating and maintenance fees as well as fiber relocation it charges us from approximately $17.0 million annually to a fixed rate of $5.0 million annually. In exchange for this reduction and certain other concessions, effective as of February 11, 2003, the closing date for the transaction, we surrendered our indefeasible right to use an empty conduit and our indefeasible right to use six of the 24 fibers previously acquired from Level 3. Because we had committed to this plan of disposal and believed at the time that we entered into the Master Agreement that consummation of the contemplated transaction was probable, we recorded a $477.3 million non-cash write-down of these assets during the third quarter of 2002. Pursuant to applicable accounting principles, the write-down is based on the book value of the surrendered facilities and does not reflect the future benefits to be received by us under the Master Agreement.

Prepaid Calling Card Tax Matter

      On July 26, 2002, we were advised by the staff of the Commission that it was conducting an informal inquiry primarily relating to our obligations with respect to, and our accrual of liabilities for, specified federal excise and state sales tax and similar tax obligations arising in connection with prepaid calling card services and relating to certain other matters. On July 29, 2003, we were notified by the Commission that the investigation was terminated and no enforcement action has been recommended.

Comparison of Financial Results

Three and Six Months Ended June 30, 2003 versus Three and Six Months Ended June 30, 2002

      As a consequence of the Chapter 11 reorganization, the financial results for the three and six months ended June 30, 2003 have been separately presented under the label “Reorganized XO.” The results for “Predecessor XO” for January 1, 2003 reflect solely the impact of the application of fresh start on that date. The reorganized Company has adopted the policy of expensing customer installation costs and internal labor directly associated with network construction in the period in which the costs are incurred. The predecessor Company capitalized and amortized these costs. In accordance with SOP 90-7, the reorganized Company was required to implement newly issued accounting pronouncements that would require adoption within twelve months of applying fresh start.

      The operational results for the three and six months ended June 30, 2003 are discussed below.

      Revenue. Total revenue for the three months ended June 30, 2003 decreased 12.8% to $283.9 million from $325.5 million in the same period of 2002 while total revenue for the six months ended June 30, 2003 decreased 13.5% to $570.0 million from $658.9 million for the same period of 2002. This decline is primarily due to a high level of customer disconnects due to reduced demand from other telecommunications companies, customer bankruptcies in the telecommunications industry, and the weakened economy. In addition, sales productivity has declined due to fewer direct sales representatives and adverse public perception that accompanied our Chapter 11 proceedings. To increase sales activity in 2003, we have hired and continue to hire additional direct sales personnel. Programs launched in 2002 to decrease customer disconnects will continue. However, as it will take time for new sales personnel to produce, revenue for the second quarter of 2003 declined $2.1 million from the first quarter of 2003, and we expect that revenue for the third quarter of 2003 will be less than second quarter results. Revenue was earned from providing the following services (dollars in thousands):

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	June 30,		June 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Voice services	$150,020	52.8%	$175,321	53.9%	(14.4)%
Data services	97,321	34.3%	118,630	36.4%	(18.0)%
Integrated voice and data	36,577	12.9%	31,529	9.7%	16.0%

Total revenue	$283,918	100.0%	$325,480	100.0%	(12.8)%

	Reorganized XO		Predecessor XO
	Six Months Ended		Six Months Ended
	June 30,		June 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Voice services	$300,743	52.7%	$344,155	52.2%	(12.6)%
Data services	199,298	35.0%	254,391	38.6%	(21.7)%
Integrated voice and data	69,970	12.3%	60,339	9.2%	16.0%

Total revenue	$570,011	100.0%	$658,885	100.0%	(13.5)%

      Voice services revenue includes revenue from bundled local and long distance voice services, prepaid calling card processing, and other voice telecommunications based services, interactive voice response services and stand-alone long distance services. Voice services revenue for the three months ended June 30, 2003 decreased to $150.0 million from $175.3 million for the same period of 2002, and for the six months ended June 30, 2003, decreased to $300.7 million from $344.2 million in the same period of 2002. The decrease is primarily attributable to customer disconnects and usage reductions arising from customers’ downsizing due to the state of the domestic economy and reduction in sales productivity while we were in bankruptcy.

      Data services revenue includes revenue from Internet access, network access and web applications hosting services. Data services revenue for the three months ended June 30, 2003 decreased to $97.3 million from $118.6 million for the same period of 2002, and for the six months ended June 30, 2003, it decreased to $199.3 million from $254.4 million for the same period of 2002. The decline was attributable to customer bankruptcies, continued customer disconnects, and a lower demand from large customers due to reductions in those customers’ data capacity needs. The sale of our European operations in February 2002 also partially contributed to this decline.

      Integrated voice and data services revenue is generated largely from our XOptions service offerings, a flat-rate bundled package offering a combination of voice and data services. Integrated voice and data services revenue for the three months ended June 30, 2003 increased to $36.6 million from $31.5 million for the same period in 2002, and for the six months ended June 30, 2003, it increased to $70.0 million from $60.3 million in the same period of 2002. The increase is due to the acceptance in the marketplace of our XOptions service offering.

      Costs and expenses. The table below provides costs and expenses by classification and as a percentage of revenue (dollars in thousands):

	Reorganized XO		Predecessor XO
	Three Months Ended		Three Months Ended
	June 30,		June 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Costs and expenses:
Cost of service	$104,898	36.9%	$134,346	41.3%	(21.9)%
Selling, operating and general	165,042	58.1%	188,253	57.8%	(12.3)%
Stock-based compensation	—	—	8,891	2.7%	NM
Depreciation and amortization	27,238	9.6%	167,843	51.6%	(83.8)%
Restructuring and asset write-downs	—	—	2,918	0.9%	NM

Total	$297,178		$502,251		(40.8)%

	Reorganized XO		Predecessor XO
	Six Months Ended		Six Months Ended
	June 30,		June 30,

	2003	% of Revenue	2002	% of Revenue	% Change

Costs and expenses:
Cost of service	$212,404	37.3%	$274,713	41.7%	(22.7)%
Selling, operating and general	331,277	58.1%	393,503	59.7%	(15.8)%
Stock-based compensation	—	—	17,986	2.7%	NM
Depreciation and amortization	53,605	9.4%	329,199	50.0%	(83.7)%
Restructuring and asset write-downs	—	—	2,918	0.4%	NM

Total	$597,286		$1,018,319		(41.3)%

NM — Not Meaningful

      Cost of service. Cost of service includes expenses directly associated with providing telecommunications services to our customers. Cost of service includes, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party service providers for interconnect access and transport services. Cost of service for the three and six months ended June 30, 2003 decreased in absolute dollars and as a percentage of revenue compared to the same period in 2002. The year over year decline was due primarily to cost optimization programs which reduced expenses by transferring traffic from leased facilities onto our owned or controlled facilities, reduced costs due to customer disconnects, and $12.4 million of favorable resolution of disputed third party costs during the first half of 2003. The decline was partially offset by our adoption of an accounting policy during the first quarter of 2003 (in connection with the implementation of fresh start accounting), to cease the deferral of costs associated with the installation of customer services and instead, to expense such installation costs as incurred.

      We anticipate that cost of service will increase to historical levels as a percentage of revenue in future periods, based on our expectation that the reduction in expenses resulting from favorable dispute resolutions will be less than we experienced in the six months ended June 30, 2003. In addition, we expect cost of service will fluctuate based on trends in revenue, product mix, the impact of customer bankruptcies, the extension of services into new markets, and regulatory decisions.

      Selling, operating and general. Selling, operating and general expense includes expenses related to sales and marketing, internal network operations and engineering, information systems, general corporate office functions and collection risks. Selling, operating and general expense for the three months ended June 30, 2003 was $165.0 million versus $188.3 million for the same period in 2002. For the six months ended June 30, 2003, selling, operating and general expense was $331.3 million versus $393.5 million for the same period in 2002. Selling, operating and general expense decreased in part due to the centralization of many functions, cost reduction and restructuring initiatives that included significant headcount reductions and the February 2002 divestiture of our European operations. In addition, recording our real estate contracts at their fair value, as required by fresh start, contributed to the decrease. During June 2003, a new Employee Retention and Incentive Plan, hereinafter referred to as the 2003 Retention Plan, was implemented which provides for both cash and equity based awards. Eligible employees were permitted to elect the Retention Plan in lieu of our existing cash only bonus plan. As a result, the Company reduced its bonus liability and selling, operating and general costs by approximately $5.4 million. The reduction was partially offset by our adoption of the policy of expensing internal labor costs directly associated with customer installation and the construction of our network. We expect selling, operating and general expense to increase in absolute dollars and as a percentage of revenue for the remainder of 2003 due primarily to increased head count and new sales incentive and marketing programs.

      Stock-based compensation. Stock-based compensation expense represents non-cash charges recorded in connection with the grant of compensatory stock options and restricted stock to employees whose compensation is included in selling, operating and general expense. During the three months and six months ended June 30, 2003, XO incurred no stock-based compensation expense as its deferred compensation balance was eliminated in conjunction with fresh start. XO incurred $8.9 million in deferred compensation expense in the second quarter of 2002 and $18.0 million in the first half of 2002. The reorganized company will recognize stock-based compensation with respect to new grants of compensatory stock options and restricted stock, if any, when such awards are granted at less than fair market value on the grant date.

      Depreciation and amortization. As discussed above, we implemented fresh start on January 1, 2003 which resulted in a reduction of the carrying value of our property and equipment to its estimated fair value which is significantly lower than historical cost. Consequently, depreciation expense decreased to $20.7 million for the three months ended June 30, 2003, versus $141.5 million for the same period in 2002 and to $40.5 million for the first six months of 2003 versus $276.5 million in the first six months of 2002. Amortization expense includes the amortization of broadband wireless licenses and other intangible assets with definite lives. As a result of fresh start accounting, the carrying value of broadband wireless licenses and intangible assets was adjusted to their estimated fair value. The aggregate estimated fair value of these assets is significantly lower than their historical cost. Total amortization expense decreased to $6.5 million for the three months ended June 30, 2003 versus $26.4 million for the same period in 2002 and it decreased to $13.1 million for the first six months of 2003 versus $52.7 million for the first six months of 2002.

      We expect depreciation and amortization expense for the remainder of the year to continue to track with the first half of 2003. As of June 30, 2003, we had approximately $598 million of long-lived assets, including approximately $98 million of construction-in-progress and certain broadband wireless licenses that are not currently ready for their intended use or placed into service and, accordingly, are not currently being depreciated or amortized.

      Loss from operations. Loss from operations was $13.3 million for the second quarter of 2003 and $27.3 million for the first half of 2003. As discussed above, we expect revenue to decrease and costs and expenses to increase from second quarter results. Consequently we expect our loss from operations to increase during the second half of 2003, as compared to the first half of 2003.

      Interest income. Interest income for the three months ended June 30, 2003 increased to $4.7 million from $4.2 million for the same period in 2002. The increase is due to the gain recognized on available-for-sale marketable securities that were sold to purchase the Global Crossing debt securities discussed in Recent Events. Prior to selling the marketable securities, the unrealized gains on these investments were recognized in comprehensive income. For the six months ended June 30, 2003, interest income decreased to $7.8 million versus $9.8 million for the first six months of 2002. The decrease in interest income is due primarily to reduced interest rates on lower invested balances, offset by the gain recognition.

      Interest expense, net. Interest expense, net for the reorganized Company for the three and six months ended June 30, 2003 was $11.7 million and $21.4 million, respectively. For the three and six months ended June 30, 2002, interest expense was $104.4 million and $225.1 million, respectively. The significant reduction was caused by the cancellation of our pre-petition senior notes, pre-petition convertible subordinated notes and the Pre-Petition Credit Facility upon consummation of our Plan of Reorganization. Interest expense for the six months ended June 30, 2003 primarily relates to interest on the New Credit Agreement. Proceeds from the Rights Offering will be used to retire outstanding debt of the New Credit Agreement, discussed further in Liquidity and Capital Resources.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Because our Plan of Reorganization was not consummated until January 16, 2003, the results of our operations for 2002 do not include the effects of the resulting cancellations of pre-petition indebtedness and preferred stock or the reduction in the carrying value of our long-lived assets from the implementation of fresh start accounting. As of the Effective Date the cancellation of our pre-petition indebtedness and preferred stock resulted in a significant gain that was partially offset by a loss on the reduction in the carrying value of our long-lived assets as a result of the application of fresh start accounting. The net gain and the adjustment to our financial position are reflected in our financial statements for the first quarter of 2003. The extinguishment of indebtedness and preferred stock will result in interest expense and preferred stock dividends being lower, and the reduction in the carrying value of our long-lived assets will result in depreciation and amortization expense being lower in periods subsequent to the effective date of the Plan of Reorganization.

      Revenue. Total revenue in 2002 of $1,259.9 million was consistent with total revenue in 2001 of $1,258.6 million. The weakened economy and the perceived uncertainties in the market regarding XO Parent’s recently concluded Chapter 11 proceedings had a negative impact on our ability to generate new sources of revenue. Consequently, we were not able to maintain the level of growth that we had historically achieved. We experienced a high level of customer disconnects in 2002 due to reduced demand from other telecommunications companies and increased customer bankruptcies in the telecommunications and dot-com industries. Total revenue declined from $343.0 million in the fourth quarter of 2001 to $299.4 million in the fourth quarter of 2002.

      Revenue was earned from providing the following services (dollars in thousands):

	Year Ended December 31,

		% of 2002		% of 2001
	2002	Revenue	2001	Revenue	% Change

Voice services	$658,453	52.3%	$606,848	48.2%	8.5%
Data services	472,247	37.5%	596,664	47.5%	(20.9)%
Integrated voice and data services	128,048	10.2%	52,018	4.1%	146.2%
Other services	1,105	0.0%	3,037	0.2%	(63.6)%

Total revenue	$1,259,853	100.0%	$1,258,567	100.0%	0.1%

      Voice services revenue includes revenue from bundled local and long distance voice services, prepaid calling card processing, and other voice communications based services, interactive voice response services and stand-alone long distance services. Voice services revenue in 2002 increased to $658.5 million from $606.8 million in 2001. The increase was primarily due to more sales to larger business customers, including the impact of the rollout of our carrier long distance service. Voice revenue declined from $166.5 million in the fourth quarter of 2001 to $157.3 million in the fourth quarter of 2002.

      Data services revenue includes revenue from Internet access, network access and web applications hosting services. Data services revenue in 2002 decreased to $472.2 million from $596.7 million in 2001. This decline was attributable primarily to customer bankruptcies affecting some large network access customers, increased levels of customer disconnects, and a lower demand from large customers due to reductions in those customers’ data and fiber capacity needs. The sale of our European operations in February 2002 also contributed to this decline. Data service revenue declined from $152.8 million in the fourth quarter of 2001 to $108.0 million in the fourth quarter of 2002.

      Integrated voice and data services revenue is generated largely from our XOptions service offerings, a flat-rate bundled package offering a combination of voice and data services. Integrated voice and data services revenue in 2002 increased to $128.0 million from $52.0 million in 2001. The increase is primarily attributed to an increase in the number of customers to whom we provide XOptions service.

      Costs and expenses. The table below provides costs and expenses by classification and as a percentage of revenue (dollars in thousands):

	Year Ended December 31,

		% of 2002		% of 2001
	2002	Revenue	2001	Revenue	% Change

Costs and expenses:
Cost of service	$522,924	41.5%	$527,698	41.9%	(0.9)%
Selling, operating and general	736,925	58.5%	971,714	77.2%	(24.2)%
Stock-based compensation	28,928	2.3%	37,173	3.0%	(22.2)%
Depreciation and amortization	699,806	55.5%	1,162,671	92.4%	(39.8)%
Restructuring and asset write-downs	480,168	38.1%	509,202	40.5%	(5.7)%

Total	$2,468,751		$3,208,458		(23.1)%

      Cost of service. Cost of service includes expenses directly associated with providing telecommunications services to our customers. Cost of service includes, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for interconnect access and transport services. Cost of service in 2002 was $522.9 million compared to $527.7 million in 2001. The 2002 decline was due primarily to cost optimization programs to reduce expenses by transferring traffic from leased facilities onto facilities owned or controlled by us. These cost reductions were offset to some extent by increased costs of service that were attributable to the increase in voice and integrated services revenue as a percentage of our total revenue, which generally carry lower margins when compared to data services because voice and integrated services are more likely to utilize leased versus owned network facilities to terminate calls.

      Selling, operating and general. Selling, operating and general expense includes expenses related to sales and marketing, internal network operations and engineering, information systems, general corporate office functions and expenses relating to collection risks. Selling, operating and general expense in 2002 was $736.9 million compared to $971.7 million in 2001. Selling, operating and general expense decreased both in absolute dollars and as a percentage of revenue in 2002 when compared to 2001 due to efficiencies resulting from the centralization of and process improvements in many functions and cost reduction and restructuring initiatives that included significant headcount reductions and savings from the planned exit of certain leased facilities, as well as the February 2002 sale of our European operations.

      Stock-based compensation. Stock-based compensation expense represents non-cash charges recorded in connection with the grant of compensatory stock options and restricted stock grants to employees whose compensation is included in selling, operating and general expense. Compensation expense is recognized over the vesting periods of such grants based on the excess of the fair value of the common stock at the date of grant (determined by reference to the market price on that date) over the exercise price. Stock-based compensation in 2002 decreased to $28.9 million from $37.2 million in 2001 primarily due to certain grants becoming fully amortized.

      Depreciation and amortization. We have constructed an integrated facilities-based network in the United States. Primarily in late 2001 and early 2002, we expanded our services in existing markets, placed more assets into service, and increased our obsolescence expense, all of which caused depreciation expense to increase to $598.5 million in 2002 from $447.0 million in 2001.

      Amortization expense includes the amortization of broadband wireless licenses and other intangibles assets with definite lives and, for 2001, also includes the amortization of goodwill. Amortization expense decreased to $101.3 million in 2002 from $715.7 million in 2001. The significant decrease is primarily due to our implementation of SFAS No. 142 and the resulting write-off of all our goodwill as of January 1, 2002.

      As of December 31, 2002, our balance sheet reflected approximately $731.0 million of long-lived assets, including construction-in-progress and certain broadband wireless licenses that had not been placed into service and, accordingly, were not being depreciated or amortized.

      Restructuring and asset write-downs. Restructuring and asset write-downs were $480.2 million in 2002 and $509.2 million in 2001. During 2001, restructuring charges primarily related to the implementation of our plan to restructure certain of our business operations. The restructuring plan included divesting certain assets and businesses, and reducing our discretionary spending, capital expenditures and workforce, based on our assessment of current and future market conditions. The 2001 restructuring charges include a $366.8 million write-down for the excess of carrying value of assets to be sold or abandoned, including our European business unit and a $134.4 million restructuring charge relating to the consolidation and exiting of domestic facility leases, which was determined based on the future minimum rent commitments for the buildings that management intends to exit less estimated sublease rental streams. The 2001 restructuring charges also included an $8.0 million restructuring charge related to involuntary termination severance costs with respect to 700 persons whose employment was terminated in connection with a workforce reduction, the majority of whom were terminated by December 31, 2001.

      During 2002, we continued to restructure our operations and reduced our workforce by approximately 350 additional employees, the majority of whom were employed in network operations, sales and marketing and information technology, and recorded a $2.9 million restructuring charge related to the involuntary termination severance costs. In addition, we recorded a $477.3 million non-cash asset write-down during the third quarter of 2002 as a result of returning inter-city assets to Level 3 in exchange for reduced future maintenance expenses beginning in 2003.

      Interest income. Interest income in 2002 decreased to $16.5 million from $77.9 million in 2001. The decrease in interest income corresponds to the decrease in our average cash and marketable securities balances and a reduction in interest rates. The amount of interest income attributable to increased cash balances during the bankruptcy proceedings was not material.

      Interest expense, net. Interest expense, net in 2002 decreased to $226.5 million from $465.4 million in 2001, as we ceased accruing interest and penalties on our pre-petition senior unsecured, subordinated notes and Pre-Petition Facility as of the petition date, in accordance with SOP 90-7. The contractual interest amounts of $501.1 million reflected on the consolidated statement of operations represents the interest expense that would have been accrued under the relevant financing agreements had we not ceased accruing interest as described above.

      Other income (loss), net. Other income (loss), net was a loss of $0.2 million in 2002 and a loss of $93.8 million in 2001. The 2001 balance includes an $89.0 million write-down for an other than temporary decline of the value of certain equity method investments.

      Reorganization. Reorganization expenses include adjustments to our financial position and professional service fees that are a direct result of our June 17, 2002 Chapter 11 filing and our application of the accounting required by SOP 90-7. Reorganization expense in 2002 was $91.1 million and included the (i) non-cash charges relating to the write off of issuance costs, discounts and purchase accounting adjustments to adjust the historical carrying amounts of our debt to the allowed claim amount by the Bankruptcy Court, (ii) professional fees associated with our Plan of Reorganization, (iii) the penalties from the rejection of contracts, (iv) adjustments to unpaid pre-petition accounts payable and accrued expenses to the claim amounts allowed by the bankruptcy court, and (v) the net gain resulting from payments received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization, less amounts paid to settle certain stockholder claims.

      Net loss before extraordinary gain and cumulative effect of accounting change. Net loss before extraordinary gain and cumulative effect of accounting change during 2002 improved to $1,510.2 million from a net loss of $2,431.1 million in 2001 due to the foregoing factors.

      Extraordinary gain on repurchases of debt, net. During 2001, we recorded an extraordinary gain totaling $345.0 million related to our repurchase of $557.1 million of senior notes at a substantial discount from their respective face values.

      Cumulative effect of accounting change. We performed the newly required transitional impairment tests of goodwill as required by SFAS No. 142 as of January 1, 2002. Based on these tests, we recorded a $1,876.6 million impairment charge to write-off all of our goodwill as a cumulative effect of accounting change during the first quarter of 2002.

      Net loss. Net loss in 2002 increased to $3,386.8 million from a net loss of $2,086.1 million in 2001 due to the foregoing factors.

      Recognition of preferred stock modification fee, net-reorganization item. In order to adjust the historical carrying amount of our preferred stock to the amount allowed by the Bankruptcy Court, we recognized the unamortized balance of a deferred modification fee with respect to our preferred stock as of the petition date and wrote off certain unamortized issuance costs and recognized certain purchase accounting adjustments related to the preferred stock which netted a $78.7 million gain during 2002.

      Gain on repurchases of preferred stock, net. In 2001, we recorded a net gain totaling $376.9 million related to our repurchase of $472.6 million in liquidation preference of our preferred stock at a substantial discount from the respective carrying amounts.

      Preferred stock dividends and accretion of preferred stock redemption obligation, net. As our preferred stock was deemed subject to compromise under SOP 90-7, we ceased accruing dividends and accreting the redemption obligation on all of our outstanding preferred stock as of our petition date. As a result, we recorded $42.2 million of preferred stock dividends during 2002 as compared to $129.7 million in such dividends in 2001. The contractual dividend amount of $98.8 million reflected on the accompanying condensed consolidated statement of operations represents the dividends that would have been accrued under the terms of our preferred stock had we not ceased accruing such dividends as described above.

      Net loss applicable to common shares. Net loss applicable to common shares in 2002 increased to $3,350.4 million from $1,838.9 million in 2001 due to the foregoing factors.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenue. Total revenue in 2001 increased to $1,258.6 million from $723.8 million in 2000. The increase was primarily due to the increase in the number of customers and growth in network traffic and average monthly revenue per customer. The growth in our customer base was largely due to our penetration of existing markets, expansion into new markets in 2001 and 2000 and our June 2000 Concentric acquisition. The growth in network traffic and average monthly revenue per customer was primarily due to the expansion of our service offerings and our emphasis on selling to larger business customers.

      Revenue was earned from providing the following services (dollars in thousands):

	Year Ended December 31,

		% of 2001		% of 2000
	2001	Revenue	2000	Revenue	% Change

Voice services	$606,848	48.2%	$386,796	53.4%	56.9%
Data services	596,664	47.5%	331,892	45.9%	79.8%
Integrated voice and data services	52,018	4.1%	2,693	0.4%	NM
Other services	3,037	0.2%	2,445	0.3%	24.2%

Total revenue	$1,258,567	100.0%	$723,826	100.0%	73.9%

*	NM — Not Meaningful

     Voice services revenue includes revenue from bundled local and long distance voice services, prepaid calling card processing, and other voice communications based services, including shared tenant services, interactive voice response services and stand-alone long distance services. Voice services revenue in 2001 increased to $606.8 million from $386.8 million in 2000. The increase was primarily due to the growth in the number of our voice services customers and our targeting of larger business customers.

      Data services revenue includes revenue from Internet access, network access and applications hosting services. Data services revenue in 2001 increased to $596.7 million from $331.9 million in 2000. A primary contributor to this growth was our migration from voice-centric service offerings to a more balanced portfolio of voice and data services, facilitated in large part by our June 2000 acquisition of Concentric and the integration of its data products with our pre-existing services and by our development of new and enhanced data services. Data services revenue increased slightly as a percentage of total revenue for 2001 compared to 2000 due to a full year impact of the integration of data products and the new and enhanced data services we have developed. However, the majority of the impact realized from fully integrating these data products was partially offset by new customers choosing our integrated voice and data services and customer bankruptcies.

      Integrated voice and data services revenue is generated largely from our XOptions product, a flat-rate bundled package offering a combination of voice and data services. Integrated voice and data services revenue in 2001 increased to $52.0 million from $2.7 million in 2000. The increase is primarily attributable to the addition of XOptions to our product portfolio beginning in the fourth quarter of 2000.

      Costs and expenses. The table below provides costs and expenses by classification and as a percentage of revenue (dollars in thousands):

	Year Ended December 31,

		% of 2001		% of 2000
	2001	Revenue	2000	Revenue	% Change

Costs and expenses:
Cost of service	$527,698	41.9%	$302,666	41.8%	74.3%
Selling, operating and general	971,714	77.2%	730,604	100.9%	33.0%
Stock-based compensation	37,173	3.0%	48,328	6.7%	(23.1)%
Depreciation and amortization	1,162,671	92.4%	617,714	85.3%	88.2%
Restructuring charge	509,202	40.5%	—	—	NM
In-process research and development	—	—	36,166	5.0%	NM

Total	$3,208,458		$1,735,478		84.9%

*	NM — Not meaningful

     Cost of service. Cost of service includes expenses directly associated with providing telecommunications services to our customers. Cost of service includes, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for interconnect access and transport services. Cost of service in 2001 was $527.7 million compared to $302.7 million in 2000. Cost of service for 2001 was consistent as a percentage of revenue as compared to 2000, but increased in absolute dollars on a period-over-period comparison due to the corresponding increase in revenue.

      Selling, operating and general. Selling, operating and general expense includes expenses related to sales and marketing, internal network operations and engineering, information systems, and general corporate office functions. Selling, operating and general expense in 2001 was $971.7 million compared to $730.6 million in 2000. The majority of the period-over-period increase was due to the full year impact of increased sales, network operations and customer support headcount associated with the expansion of our business and the June 2000 Concentric acquisition. Selling, operating and general expense decreased as a percentage of revenue in 2001 compared to the same period in 2000 due to continued efficiencies generated by the centralization of many functions.

      Stock-based compensation. Stock-based compensation in 2001 decreased to $37.2 million from $48.3 million in 2000 primarily due to the vesting of a fixed number of shares of restricted stock issued in 2000 in conjunction with the Concentric acquisition.

      Depreciation and amortization. Our net property and equipment increased to $3,742.6 million as of December 31, 2001 versus $2,794.1 million as of December 31, 2000. As we launched and expanded services in new and existing markets, more assets were placed into service, which caused depreciation expense to increase to $447.0 million in 2001 from $223.8 million in 2000. Amortization expense increased to $715.7 million in 2001 from $393.9 million in 2000. Of the total 2001 amortization expense, 83.1% relates to goodwill amortization. The significant increase is primarily due to the amortization of additional goodwill and intangible assets recorded as a result of the June 2000 Concentric acquisition, which are being amortized over a period of up to five years. In conjunction with the implementation of SFAS No. 142, we wrote off all of the carrying value of our goodwill in the first quarter of 2002.

      Restructuring charge. During 2001, we recorded $509.2 million of estimated restructuring charges primarily related to implementation of our plan to restructure certain of our business operations. The restructuring plan includes divesting certain assets and businesses, and reducing our discretionary spending, capital expenditures and workforce, based on our assessment of current and future market conditions. The restructuring charges include a $366.8 million write-down for the excess of carrying value of assets that were to be sold or abandoned, including our European business unit. The consolidation and exiting of domestic facility leases accounted for $134.4 million of the restructuring charges and was determined based on the future minimum rent commitments for the buildings management intended to exit less estimated sublease rental streams. We also reduced our workforce by approximately 700 employees and recorded an $8.0 million restructuring charge related to involuntary termination severance. The employment of the majority of the notified employees was terminated by December 31, 2001.

      In-process research and development. As a result of the Concentric merger in June 2000, we incurred a $36.2 million one-time charge in the second quarter of 2000 resulting from an allocation of the purchase price to in-process research and development. The allocation represents the estimated fair value based on risk-adjusted future cash flows of Concentric’s incomplete projects at that time.

      Interest income. Interest income in 2001 decreased to $77.9 million from $180.9 million in 2000. The decrease in interest income corresponds to the decrease in our 2001 average cash and marketable securities balances and a reduction in interest rates.

      Interest expense, net. Interest expense, net in 2001 increased to $465.4 million from $434.1 million in 2000. The increase in interest expense, net was primarily due to an increase in our average outstanding indebtedness over the respective periods resulting from our increased borrowings under our Pre-Petition Credit Facility during 2000 and 2001, the issuance of $517.5 million of 5 3/4% convertible subordinated notes in January 2001, and the assumption of $150.0 million of debt in connection with our June 2000 acquisition of Concentric offset in part by the impact of the repurchase of certain senior notes discussed below, a reduction in interest rates and increased capitalized interest on constructed assets.

      Other income (loss), net. Other income (loss), net decreased from income of $163.6 million in 2000 to a loss of $93.8 million in 2001. The 2001 loss relates primarily to an $89.0 million write down for an other than temporary decline in the value of certain available-for-sale investments. The other income in 2000 relates primarily to a $225.1 million gain on the sale of an equity investment partly offset by a $57.7 million write-down for an other than temporary decline in the value of certain available-for-sale investments.

      Extraordinary gain on repurchases of debt, net. In the second half of 2001, we recorded an extraordinary gain totaling $345.0 million related to our repurchase of $557.1 million of senior notes at a substantial discount from their respective face values.

      Net loss. Net loss in 2001 increased to $2,086.1 million from a net loss of $1,101.3 million in 2000 due to the foregoing factors.

      Gain on repurchases of preferred stock, net. In the second half of 2001, we recorded a net gain totaling $376.9 million related to our repurchase of $472.6 million in liquidation preference of our preferred stock at a substantial discount from their respective carrying amounts.

      Preferred stock dividends and accretion of preferred stock redemption obligation, net. Preferred stock dividends and the accretion of the preferred stock redemption decreased to $129.7 million in 2001 from $146.4 million in 2000 due to the impact of the repurchase of the preferred stock discussed above offset in part by the increase in our average outstanding preferred stock balance during the first half of 2001.

      Net loss applicable to common shares. Net loss applicable to common shares in 2001 increased to $1,838.9 million from $1,247.7 million in 2000 due to the foregoing factors.

Liquidity and Capital Resources

      Our goal is to provide our customers complete, integrated, voice and data network applications and services primarily through networks that we own or control. We believe that the consummation of our Plan of Reorganization and the changes in our capital structure as a result of our emergence from Chapter 11 bankruptcy along with the various initiatives we have undertaken to reduce operating costs and capital expenditures over the past two years, position us to be able to successfully execute our business plans and generate cash flow over the long term. However, in the near term we expect to incur net negative cash flows from operating and investing activities.

Reorganization Overview — Changes in our Capital Structure

      As described in our 2002 Annual Report, in light of conditions in the capital markets and our funding needs, XO Parent took a number of steps during 2001 to conserve cash on hand and raise additional capital. However, conditions in the capital markets for telecommunications companies continued to deteriorate, and, in late 2001, we determined that, in light of the substantial declines in market valuation suffered by telecommunications service providers throughout the industry in 2001, we would be unable to obtain the additional funding needed to conduct our business plan without a significant balance sheet reorganization.

      In order to complete this reorganization, on June 17, 2002, XO Parent filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Concurrent with its Chapter 11 filing, XO Parent submitted a proposed Plan of Reorganization, which is discussed in detail in the Overview section above, in note 2 to our consolidated financial statements as of and for the year ended December 31, 2002 and in “The Business — Our Chapter 11 Reorganization”. On November 15, 2002, the Plan of Reorganization was confirmed by the Bankruptcy Court. On January 16, 2003, XO Parent consummated the transactions contemplated by the Plan of Reorganization and emerged from Chapter 11 bankruptcy protection. Under the Plan of Reorganization, XO Parent has emerged from its Chapter 11 proceedings with:

•	no preferred stock and dividend obligations;

•	significantly reduced debt and interest obligations; only $500 million of long-term indebtedness remains, pursuant to the New Credit Agreement, which includes:

•	financial covenants generally more favorable than those included in the Pre-Petition Credit Facility,

•	amended maturity and principal repayment terms modified so that required principal payments are deferred by two and a half years when compared to the Pre-Petition Credit Facility, and

•	amended interest payment terms modified so that no cash interest payments are required to be made by us until we achieve specified financial targets.

      The maturity date of the outstanding principal under the New Credit Agreement is July 15, 2009. Automatic and permanent quarterly reductions of the principal amount commence on October 15, 2007 with scheduled principal repayments totaling $25 million in 2007, $150 million in 2008 and $325 million in 2009. All of the proceeds from the Rights Offering will be used to prepay a portion of the principal amount outstanding. To that extent future interest payments and scheduled principal repayments would be reduced.

      The security for the New Credit Agreement consists of all of the assets of XO Parent, including stock of its direct and indirect subsidiaries, and all assets of virtually all of those subsidiaries. The New Credit Agreement limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to minimum cash balance, minimum EBITDA (earnings before interest, taxes, depreciation and amortization) requirements and maximum capital expenditures. Loans under the New Credit Agreement bear interest, at our option, at an alternate base rate, as defined, or reserve-adjusted London Interbank Offered Rate plus, in each case, applicable margins. We are not required to pay cash interest accrued on the principal amount under the New Credit Agreement until we meet certain financial ratios. Nevertheless, we may elect to begin paying interest in cash earlier than the required date, but, based on our current funding requirement, we would not anticipate making such an election in the foreseeable future. Once we begin to pay accrued interest in cash, even in the case of an early election, the applicable margins are reduced. Approximately 85% of the underlying loans of the New Credit Agreement are held by Arnos Corp., an entity owned by Mr. Icahn.

Capital Resources and Liquidity Assessment

      Our balance of cash, marketable securities, and investments in debt securities decreased to $521.9 million at June 30, 2003 from $561.0 million at December 31, 2002. During the second quarter of 2003, we liquidated our entire portfolio of marketable securities containing U.S. government agency issued securities. We made an offer to acquire any and all of the outstanding senior secured bank debt of Global Crossing. To date, we have paid $158.5 million to purchase $761.1 million principal amount of secured bank debt of Global Crossing Holdings Ltd. and Global Crossing North America, Inc., telecommunications companies which are currently in reorganization proceedings. We now hold approximately 34% of the $2.214 billion principal amount of such debt outstanding. These Global Crossing securities are classified as investment in debt securities, are significantly higher in risk than our previous marketable securities as they are thinly traded between dealers, not listed on any exchange or on the over-the-counter market, and may not be recoverable at our cost should Global Crossing’s financial condition deteriorate or reorganization plan be further delayed or not consummated.

      We expect that, in the near term, our business will use existing cash to fund capital expenditures and working capital requirements. We expect that the majority of our planned capital expenditure requirements will be “success-based” in that they will be used to purchase and install optical equipment, channel banks, routers, servers or other customer-related equipment and electronics in connection with growing revenue by adding new customers or increasing the amount of services provided to existing customers. Much of the remaining planned capital expenditures will be for the continued development and implementation of our information systems to support and enhance the provisioning and billing of new and existing customers. Part of our working capital requirements are commitments under lease and contractual obligations for software licenses and ongoing support of software for information technology and network applications. As of June 30, 2003, such future minimum commitments were as follows (dollars in thousands):

			Other Long-Term	Total Minimum
	Operating Lease	Capital Lease	Contractual	Long-Term
Year Ending December 31,	Obligations	Obligations	Obligations	Obligations

2003	$26,633	$1,639	$21,788	$50,060
2004	60,401	2,809	34,757	97,967
2005	57,040	2,668	27,323	87,031
2006	52,724	2,416	16,206	71,346
2007	48,537	1,733	12,803	63,073
Thereafter	228,554	277	110,028	338,859

Total future minimum long-term obligations	$473,889	$11,542	$222,905	$708,336

      There are no additional borrowings available under our New Credit Agreement, although, under certain circumstances, the New Credit Agreement permits us to obtain a senior secured facility of up to $200.0 million, less the amount of any proceeds from the Rights Offering, so long as the terms are satisfactory to the administrative agent and holders of a majority of the principal amount of the loans outstanding under the New

Credit Agreement. We cannot predict at this time how much capital will be raised in this Rights Offering, but all proceeds will be used to pay down principal outstanding under the New Credit Agreement and will reduce the amount permissible under the $200.0 million senior secured facility discussed above.

      We expect that our June 30, 2003 cash balance of $361.2 million will be sufficient to fund our working capital and capital expenditure needs and allow us to successfully execute our business plans. Current economic conditions of the telecommunications industry, however, have created potential opportunities for XO to acquire companies, portions of companies, or other assets at attractive prices. We may in the future make offers to acquire additional debt instruments or control of, or otherwise invest in, lend to or otherwise do business with Global Crossing, as well as acquire additional telecommunication companies or assets. If we do so, we do not know what the terms of any such transactions would be. Such transactions, if any, involving cash consideration could significantly and adversely affect our liquidity. To support further business expansion, including investments in or acquisitions of other companies, we may consider additional equity and debt financings.

      Our current financial projections do not assure that we will have sufficient cash to repay debt amounts due in 2007 under the New Credit Agreement. We expect to be able to refinance the debt outstanding under our New Credit Agreement in or prior to 2007, and expect to be in position to do so on commercially reasonable terms, however no assurance can be given that we will be successful in refinancing this debt or under the terms that are commercially reasonable. Approximately 85% of the underlying loans of the New Credit Agreement are currently held by an entity controlled by Mr. Icahn.

Off-Balance Sheet Transactions

      We are not currently engaged in the use of off-balance sheet derivative financial instruments, to hedge or partially hedge interest rate exposure.

Credit Risk

      During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with a duration of less than one year. XO invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured bank debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If XO chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that XO will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it, or that any distribution that may be received upon consummation of Global Crossing’s bankruptcy case will have a value equal to or greater than this investment.

      Other financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade receivables. Although our trade receivables are geographically dispersed and include customers in many different industries, a portion of our revenue is generated from services provided to other telecommunications service providers. Several of these companies have filed for protection under Chapter 11 of the Bankruptcy Code. We believe that our established valuation and credit allowances are adequate as of June 30, 2003 to cover these risks.

Critical Accounting Policies

      As discussed in note 2 to the condensed consolidated financial statements for the three and six months ended June 30, 2003, included in this prospectus, we adopted fresh start accounting as of January 1, 2003, creating, in substance per SOP 90-7, a new reporting entity. SOP 90-7 also requires that changes in accounting principles that will be required in the financial statements of the emerging entity within twelve months following the adoption of fresh start reporting be adopted at the time fresh start reporting is adopted.

      Our significant accounting policies are more fully described in the notes to the consolidated financial statements in our 2002 annual report. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates and actual results could differ from those estimates and assumptions that are used to prepare our financial statements at any given time. Despite these inherent limitations, management believes that Management’s Discussion and Analysis and the financial statements and footnotes provide a meaningful and fair perspective of the Company’s financial condition and its operating results. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements included in this prospectus.

Investment in Debt Securities

      Investment in debt securities at June 30, 2003 consists of investments in senior secured bank debt of Global Crossing Ltd. and Global Crossing Holdings Ltd. (collectively “Global Crossing”), a telecommunications company which is currently in Chapter 11 reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. Accordingly, XO is currently reporting all Global Crossing debt securities at cost and has not accrued any interest income on this investment.

Long-Lived Assets

      Our long-lived assets include property and equipment, broadband wireless licenses, and identifiable intangible assets to be held and used. Property and equipment acquired prior to December 31, 2002 is stated at fair value as required by fresh start, net of accumulated depreciation. Additions to property and equipment during 2003 are stated at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of telecommunications networks and acquired bandwidth are 3 to 20 years and 5 to 7 years for furniture, fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the network architecture and asset utilization. This latter assessment is significant because we operate within an industry in which new technological changes could render some or all of our network related equipment obsolete requiring application of a shorter useful life or, in certain circumstances, a write-off of the entire value of the asset. Accordingly, in making this assessment, we consider our planned use of the assets, the views of experts both from internal and outside sources regarding the impact of technological advances and trends in the industry on the value and useful lives of our network assets. Costs of additions and improvements (other than internal labor costs related to network construction, as discussed below) are capitalized and repairs and maintenance are charged to expense as incurred. Direct external costs of constructing property and equipment are capitalized including interest costs related to construction. The reorganized Company has adopted the policy of expensing internal labor directly associated with network construction in the period in which the costs are incurred.

      Investments in broadband wireless licenses acquired prior to December 31, 2002 are stated at fair value as required by fresh start, net of accumulated amortization. We are amortizing these over the license period of 10 years as determined by the Federal Communications Commission. Other intangibles consist of customer relationships, internally developed technology and XO’s trade name. The customer relationships and internally developed technology are being amortized using the straight-line method over the estimated useful lives of three years. The XO trade name was determined to have an indefinite life and is not being amortized, but is reviewed at least annually for impairment, as required under SFAS No. 142.

      Depreciation or amortization of the long-lived asset begins when the asset is substantially complete or placed into service. At June 30, 2003, our balance sheet includes approximately $598 million of long-lived assets, including approximately $98 million of construction-in-process and certain broadband wireless licenses, that were either not ready for their intended use or not placed into service, and accordingly are not being depreciated or amortized.

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. The criteria for determining impairment for long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. We believe that no impairment existed under SFAS No. 144 as of June 30, 2003. In the event that there are changes in the planned use of our long-lived assets or our expected future undiscounted cash flows are reduced significantly, our assessment of our ability to recover the carrying value of these assets under SFAS No. 144 could change.

Revenue Recognition

      Revenues from telecommunications services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs. For example, if a customer files for bankruptcy, we believe the probability of collection is weakened. Consequently, under such circumstances, although we continue to bill the customer for all services provided, we do not recognize revenue until cash is received. In addition, telecommunications customers often dispute the amounts that we invoice them due to regulatory issues, late payment fees and early termination charges based on differences of opinion regarding contract terms or service levels. Accordingly, these billings are not considered fixed and determinable and collection of such amounts is not considered probable while these amounts are disputed, revenue recognition is deferred until the dispute is resolved and the cash is collected.

      Service discounts and incentives related to telecommunications services are recorded as a reduction of revenue when granted or ratably over a contract period. Fees billed in connection with customer installations and other nonrecurring fees are deferred and recognized ratably over the estimated customer life. The estimated customer life is calculated by analyzing customer disconnects as a percentage of revenue. This calculation is reviewed every quarter.

      We establish an allowance for collection of doubtful accounts and other sales credit adjustments. Allowances for sales credits are established through a charge to revenue, while allowances for doubtful accounts are established through a charge to selling, operating and general expenses. We assess the adequacy of these reserves monthly by considering general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit worthiness of our customers. As considered necessary, we also assess the ability of specific customers to meet their financial obligations to us and establish specific valuation allowances based on the amount we expect to collect from these customers. We can and have experienced material changes to our reserve requirements on a month to month basis as significant customers have in the past unexpectedly filed for bankruptcy or otherwise became insolvent. We believe that our established valuation allowances were adequate as of June 30, 2003. If circumstances relating to specific customers change or economic conditions worsen such that our past collection experience and assessment of the economic environment are no longer valid, our estimate of the recoverability of our trade receivables could be changed. If this occurs, we would adjust our valuation allowance in the period the new information is known.

      Revenue from the sale or lease of unlit network capacity is recognized upon consummation of the transaction and the purchaser’s acceptance of the capacity in instances when we receive upfront cash payments and are contractually obligated to transfer title to the specified capacity at the end of the contract term. If the transaction does not meet these criteria, revenue is recognized ratably over the contract term. There were no sales of unlit capacity during 2002 and the three months and six months ended June 30, 2003.

Cost of Service

      Cost of service includes expenses directly associated with providing telecommunications services to customers, including, among other items, the cost of connecting customers to our networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for local access and transport services. All such costs are expensed as incurred. We accrue for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. We accrue for all invoiced amounts, even amounts in dispute, as these amounts represent contingent liabilities that are considered probable and measurable. Disputes resolved in our favor may reduce cost of service in the period the dispute is settled and typically reflect costs paid in prior periods. Because the period of time required to resolve these types of disputes often lapses over several quarters, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice.

Income Taxes

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires that deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

      As of December 31, 2002, the Company had net operating loss carryforwards of approximately $4.0 billion and capital loss carryforwards of approximately $0.5 billion. As of the Effective Date, the Company recognized a substantial amount of taxable income from the cancellation of indebtedness, eliminating a substantial portion of these capital and net operating loss carryforwards. Other tax attributes, including property bases, have also been reduced. Any surviving capital or net operating loss carryforwards will be subject to limitations imposed under the ownership change rules in the U.S. Internal Revenue Code. As discussed in more detail in note 10 to the unaudited June 30, 2003 interim financial statements, the Company will join with the affiliated group of corporations controlled by Mr. Carl C. Icahn in filing a consolidated federal income tax return for periods following the Effective Date.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143, which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which a legal or contractual removal obligation is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, SFAS No. 143 requires the liability to be recognized when a reasonable estimate of the fair value can be made. As required by SOP 90-7, we implemented SFAS No. 143 on January 1, 2003, in conjunction with the implementation of fresh start and recorded an asset retirement obligation of $12.0 million.

      Effective January 1, 2003, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002” or SFAS No. 145, which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity’s statement of operations. SFAS No. 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an extraordinary item only when the extinguishment meets the criteria of both “unusual in nature” and “infrequent in occurrence” as prescribed under Accounting Principles Board Opinion, or APB, No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The adoption of SFAS No. 145 had no effect on our financial position or results of operations for the three and six months ended June 30, 2003 and 2002. We recognized extraordinary gains from debt repurchases in the third and fourth quarters of 2001. In the future, such gains will be reclassified in the respective consolidated statements of operations in accordance with SFAS No. 145.

      Effective January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” or SFAS No. 146, which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements’ commitment to an exit plan, which is generally before an actual liability has been incurred. In the first quarter of 2003, we did not have any exit or disposal activities initiated after December 31, 2002; however, the provisions of SFAS No. 146 were implemented in conjunction with our implementation of fresh start accounting. Accordingly, our remaining restructuring accrual has been reduced to its net present value.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” or SFAS No. 148 which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, “Interim Financial Reporting,” or APB No. 28, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 28. Effective January 1, 2003, we adopted the disclosure provisions of SFAS No. 148. As allowed by SFAS No. 148, we have chosen to continue to account for compensation cost associated with our employee stock plans in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

      In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” or SFAS No. 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150, which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective beginning with the second quarter of fiscal 2004. We do not believe the adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

      As of June 30, 2003, the New Credit Agreement was comprised of $517.3 million in junior secured loans with principal amounts of $500.0 million payable beginning October 2007. Currently, we do not pay cash interest on the New Credit Agreement. Interest accrues based on variable rates. Interest expense and future cash flow exposure as of June 30, 2003 are illustrated in the following table (dollars in millions).

No
	Annual Interest Expense Given			Change in	Annual Interest Expense Given
	an Interest Rate decrease of			Interest	an Interest Rate increase of
	X Basis Points			Rates	X Basis Points

Cash Flow Risk	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	50 BPS	100 BPS	150 BPS

New Credit Agreement	$31.2	$33.8	$36.4	$39.0	$41.6	$44.2	$46.8

      The sensitivity analysis provides only a limited, point in time view of the market risk sensitivity of the loans under our New Credit Agreement. The actual impact of market interest rate and price changes on the financial instruments may differ significantly from those shown in the above sensitivity analysis.

      Marketable securities at December 31, 2002 and June 30, 2003 consist of U.S. government agency issued and other high-grade securities with original maturities beyond three months. These securities were classified as “available for sale.” During the second quarter of 2003, we liquidated our entire portfolio of marketable securities for cash. A portion of the cash proceeds, $158.5 million, was invested in $761.1 million principal amount of senior secured bank debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If we choose to liquidate our investment in this debt, we cannot be assured that we will be able to dispose of the investment for an amount greater than or equal to the amount we paid for it, or that any distribution that may be received upon consummation of Global Crossing’s bankruptcy case will have a greater value than that of our investment.

      We are not currently engaged in the use of off-balance sheet derivative financial instruments, to hedge or partially hedge interest rate exposure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      On May 15, 2002, we dismissed our independent auditors, Arthur Andersen LLP, and appointed Ernst & Young LLP to serve as our new independent auditors for the year ending December 31, 2002. Our Board of Directors approved this decision. We filed a current report on Form 8-K with the Commission on May 16, 2002, which included a notification that the change was effective on May 15, 2002.

      Arthur Andersen’s report on our financial statements for the fiscal year ending December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. Arthur Andersen’s report on the Company’s financial statements for the fiscal year ending December 31, 2001 included an explanatory paragraph that discussed the substantial doubt concerning our ability to continue as a going concern.

      During each of the two fiscal years ending December 31, 2000 and 2001, there were: (i) no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to Arthur Andersen’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our financial statements for such years; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

      During each of our two fiscal years ending December 31, 2000 and 2001 and through the date of their appointment, we did not consult Ernst & Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

      On September 24, 2003, we notified our independent auditors, Ernst & Young LLP that we had decided to change auditors. On September 30, 2003, the Audit Committee of XO’s Board of Directors appointed KPMG, LLP to serve as its new independent auditors for the year ending December 31, 2003. The change will be effective immediately. XO has not restricted Ernst & Young LLP from responding fully to KPMG’s inquiries with respect to any matters.

      Ernst & Young LLP’s report on XO’s consolidated financial statements as of and for the year ended December 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

      During the year ended December 31, 2002 and the interim period between December 31, 2002 and September 30, 2003, there were no disagreements between XO and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Ernst & Young LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report for such year.

      During each of the years ended December 31, 2002 and December 31, 2001 and through the date of their appointment, neither XO nor anyone acting on its behalf consulted KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on XO’s consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

      Prior to January 16, 2003, the Effective Date of our Plan of Reorganization, our Board of Directors was comprised of the following individuals: Daniel F. Akerson, Nathaniel A. Davis, Nicolas Kauser, Craig O. McCaw, Sharon L. Nelson, Henry R. Nothhaft, Jeffrey S. Raikes, Peter C. Waal, and Dennis M. Weibling. Additional information concerning these former board members is included in our Annual Report on Form 10-K for the year ended December 31, 2001.

      As an entity controlled by Mr. Icahn owns more than 80% of our outstanding common stock, that entity appointed new directors in January 2003. The names, ages and positions with XO Parent of our current directors and executives and other key officers are listed below.

Name	Age	Position

Carl C. Icahn(1)	67	Chairman of the Board of Directors
Carl J. Grivner(1)	49	Chief Executive Officer, President and Director
Andrew R. Cohen(1)	41	Director
Adam Dell(2)	32	Director
Vincent J. Intrieri(2)(3)	46	Director
Keith Meister(1)(2)(3)	30	Director
John H. Jacquay	51	President, Business Markets
Wayne M. Rehberger	47	Executive Vice President, Chief Financial Officer
Mark W. Faris	49	Senior Vice President, Network Operations
William Garrahan	46	Vice President, Corporate Development and Strategic Planning
John Curran	39	Vice President, Technology and Engineering
Robert Geller	50	Vice President, Chief Information Officer
Brian Oliver	47	Executive Vice President, Strategy and Corporate Development
Lee Weiner	46	Senior Vice President and General Counsel
Doug Kelly	54	Executive Vice President, Network Services

(1)	Member of the Executive Committee of the Board of Directors.

(2)	Member of the Audit Committee of the Board of Directors.

(3)	Member of the Compensation Committee of the Board of Directors.

      Brief biographies of our directors are set forth below.

      Carl C. Icahn. Mr. Icahn has served as our Chairman of the Board of Directors since January 2003. Since 1984, he has served as the Chairman of the Board and a Director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately-held holding company, and Chairman of the Board and a Director of various subsidiaries of Starfire, including ACF Industries, Incorporated, a privately-held railcar leasing and manufacturing company. Since 1968, he served as the Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. Since 1993, Mr. Icahn has been a Director of Cadus Pharmaceutical Corporation, a firm which holds various biotechnology patents. Since October 1998, Mr. Icahn has been the President and a Director of Stratosphere Corporation which operates the Stratosphere Hotel and Casino. Since September 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, a holding company that owns the Sands Hotel and Casino in Atlantic City, New Jersey.

      Carl J. Grivner. Mr. Grivner has served as our Chief Executive Officer and President since May 15, 2003. From May 1, 2003 to May 15, 2003, he served as a member of the Office of the Chairman of the Board of XO. Mr. Grivner has been a member of our Board of Directors since May 1, 2003. From February 2002 to April 2003, he was Chief Operating Officer of Global Crossing, Ltd. From June 2000 to February 2002, he

was Executive Vice President, Operations of Global Crossing. On January 28, 2002, Global Crossing and certain of its subsidiaries filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. From July 1999 to April 2000, Mr. Grivner was Chief Executive Officer of Worldport Communications. From July 1998 to July 1999, he was Chief Executive Officer, Western Hemisphere of Cable & Wireless Plc.

      Andrew R. Cohen. Mr. Cohen has been a member of our Board of Directors since January 2003. Since 2000, he has served as Chief Technology Officer of Icahn Associates Corp. From 1999 to 2000, Mr. Cohen served as senior vice president and chief technology officer of American Greetings & Americangreetings.com. From 1998 to 1999, he served as President of CNS Development, which provides website transaction consulting services. From 1992 to 1998, Mr. Cohen served as vice president of development of Micrografx, Inc., a consumer and business enterprise software company.

      Adam Dell. Mr. Dell has been a member of our Board of Directors since January 2003. Since January 2000, he has served as the Managing General Partner of Impact Venture Partners, a venture capital firm focused on information technology investments. From October 1998 to January 2000, Mr. Dell was a Senior Associate and subsequently a Partner with Crosspoint Venture Partners in Northern California. From July 1997 to August 1998, he was a Senior Associate with Enterprise Partners in Southern California. From January 1996 to June 1997 Mr. Dell was associated with the law firm of Winstead Sechrest & Minick, in Austin, Texas, where he practiced corporate law.

      Vincent J. Intrieri. Mr. Intrieri, has been a member of our Board of Directors since January 2003. Since March 2003, he has been Managing Director of Icahn Associates Corp. From 1998 to March 2003, he served as a portfolio manager of High River Limited Partnership, a partnership controlled by Mr. Icahn. From 1995 to 1998, Mr. Intrieri served as portfolio manager for distressed investments with Elliot Associates L.P., a New York investment fund. Prior to 1995, Mr. Intrieri was a partner at the Arthur Andersen accounting firm and is a certified public accountant. Mr. Intrieri currently serves on the board of TransTexas Gas Corporation.

      Keith Meister. Mr. Meister has been a member of our Board of Directors since January 2003. Since June 2002, he has served as senior investment analyst of High River Limited Partnership, a partnership controlled by Mr. Icahn. Since August 2003, Mr. Meister has also served as President and Chief Executive Officer of American Property Investors, the General Partner of American Real Estate Partners, L.P. (NYSE: ACP). From March 2000 through 2001, Mr. Meister co-founded and served as co-president of J Net Ventures, a venture capital fund focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners. From 1995 to 1997, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. Mr. Meister currently serves on the board of TransTexas Gas Corporation.

      John H. Jacquay. Mr. Jacquay has been our President, Business Markets since May 2003. From February 2002 to April 2003, he was our Senior Vice President and then Executive Vice President, National Sales. From November 1999 to February 2002, he was Chairman and Chief Executive Officer of Pagoo, Inc. From January 1999 to July 1999, Mr. Jacquay was President and Chief Operating Officer of GRIC Communications. From 1997 to 1999, he was Chief Operating Executive — Regulated Industries unit of MCI Systemhouse. From 1996 to 1997, Mr. Jacquay was President — Network Services of US ONE Communications.

      Wayne M. Rehberger. Mr. Rehberger has served as our Executive Vice President, Chief Financial Officer since April 2003. From December 2000 to April 2003, he was our Senior Vice President, Chief Financial Officer. From August 2000 to October 2000, Mr. Rehberger was our Senior Vice President of Finance. From April 2000 to August 2000, he was Chief Financial Officer of Nettel Communications. On September 28, 2000, Nettel filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. From April 1999 to March 2000, Mr. Rehberger was Senior Vice President of Finance at MCI WorldCom. From June 1986 to March 1999, he held other senior level finance positions at MCI.

      Mark W. Faris. Mr. Faris has been our Senior Vice President, Network Operations since April 2001. From September 2000 to April 2001, he was the Chief Operating Officer of Gemeni Networks. From March

2000 to September 2000, Mr. Faris was President and Chief Operating Officer of BlueStar Communications. Prior to that, he had been employed by Southwestern Bell for over 20 years.

      William Garrahan. Mr. Garrahan has served as our Vice President, Corporate Development and Strategic Planning since July 2001. From September 1996 to February 2001, he was a Senior Vice President with Lehman Brothers, in its equity research department.

      John Curran. Mr. Curran has been our Chief Technology Officer since May 2003. From March 1999 through April 2003, he was our Vice President of Network Engineering. Prior to that, he was Chief Technology Officer of Bolt, Beranek, and Newman (BBN)/ GTE Internetworking. Mr. Curran provided technical leadership to BBN’s commercial Internet efforts, as well as supporting early Internet research networks (CSNET and NEARNET) and the NSFNET Network Service Center (NNSC) which served as the main coordination center for the pre-commercial Internet.

      Robert Geller. Mr. Geller has served as Vice President, Chief Information Officer since August, 2002. From January 2002 to August 2002, Mr. Geller served XO in the same capacity as a consultant. From September, 1999 to September, 2001 he served as Senior Vice President of Information Technology at U.S. West/ Qwest. From May, 1992 to August, 1999, Mr. Geller was the Vice President of Software Development for MCI where he held a variety of senior executive positions.

      Brian Oliver. Mr. Oliver has served as our Executive Vice President of Strategy and Corporate Development since May 2003. Prior to joining XO, he was the Founder, Chairman and CEO of Cambrian Communications, a facilities-based metropolitan area network provider, delivering end-to-end, all-optical network solutions between New York and Washington, DC. Prior to forming Cambrian, Mr. Oliver was the founder, President and CEO of Wave International, Inc. He also held various senior positions at Bell Atlantic Corporation including Vice President of Corporate Development and Vice President of Federal Regulatory Relations. In addition, Mr. Oliver was a board member for Pontio Communications.

      Lee Weiner. Mr. Weiner has served as our Senior Vice President and General Counsel since June 2003. Prior to joining XO, Mr. Weiner was Executive Vice President, General Counsel and Secretary at Net2000 Communications, Inc. He also served as Vice President and Acting General Counsel/ Senior Associate Counsel at Qwest Communications International, Inc. after its merger with LCI International, Inc. Prior to that, he was Vice President and General Counsel at LCI International, Inc. Mr. Weiner also held several senior positions at MCI Telecommunications Corporation.

      Doug Kelly. Mr. Kelly is Executive Vice President of Network Services at XO Communications. In this role, he oversees all service delivery, service assurance and network performance functions and is responsible for the end-to-end customer experience, from order entry, through service installation, billing and customer care. Prior to joining XO, Mr. Kelly founded DEK Consulting Services which provided both technical and business analyses to telecommunications companies involved in acquisitions, business development and restructuring strategies. Prior to that, he was President, Network Services for Global Crossing. He also held several senior management positions at MCI including Vice President Network Management, Vice President Central Operations and Director of West Operations. Mr. Kelly also held positions at New York Telephone Company and AT&T.

      Each director will hold office until the first meeting of stockholders immediately following expiration of his one-year term of office and until his successor is qualified and elected, or until his earlier resignation or removal. We do not have a classified or staggered board.

      As discussed above, on June 17, 2002, XO Parent filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, and emerged from bankruptcy on January 16, 2003. Messrs. Davis, Jacquay, Rehberger, Faris, Salemme and Garrahan and Ms. Gofus each were executive officers of XO Parent during the bankruptcy proceedings.

Committees

      The Board of Directors were appointed as of January 15, 2003 and held their first meeting on January 15, 2003. The Board of Directors has standing audit, compensation and executive committees. There is no standing nominating committee. In addition to attending meetings, directors discharge their responsibilities by review of company reports to directors, visits to company facilities, and correspondence and telephone conferences with company executive officers and other employees regarding matters of interest and concern to us.

      Messrs. Meister, Dell and Intrieri serve on the Audit Committee. The Audit Committee is responsible for reviewing the services provided by our independent auditors on audits and proposed audits of our financial statements and reviewing the need for internal auditing procedures and the adequacy of internal controls.

      Messrs. Meister and Intrieri serve on the Compensation Committee. The Compensation Committee determines executive compensation and stock option and cash bonus compensation awards for all employees.

      Messrs. Icahn, Grivner, Cohen and Meister serve on the Executive Committee. The Executive Committee exercises all powers of the Board between meetings of the Board, to the maximum extent permitted by law, except those functions assigned to specific committees of the Board as a whole.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any person who owns more than 10% of our common stock, whom we refer to collectively as the Reporting Persons, to file with the Securities and Exchange Commission reports of ownership and reports of changes in ownership of our common stock. Under Securities and Exchange Commission rules, we receive copies of all Section 16(a) forms that these Reporting Persons file. We have reviewed copies of these reports and written representations from the Reporting Persons. We believe all Reporting Persons complied with their Section 16(a) reporting obligations during 2002, except for the following individuals: Messrs Davis, Rehberger, Salemme, Ms. Gofus and Gary Begeman, Doug Carter and Scott Macleod, former executive officers of ours, had a late Form 5 filing with respect to the cancellation of certain options to purchase pre-petition class A common stock in connection with our May 2001 option exchange program; Mr. Faris had a late Form 5 filing with respect to the purchase of shares of pre-petition class A common stock under our employee stock purchase plan; and Jeffrey S. Raikes, a former member of our Board of Directors, had a late Form 4 filing with respect to the sale of shares of our pre-petition class A common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

      Predecessor Executive Compensation. The following table sets forth, for the six months ended June 30, 2003 and the fiscal years ended December 31, 2002, 2001, and 2000, individual compensation information for our former Chief Executive Officer, and each of our four most highly compensated executive officers, each of whom has resigned from their positions and terminated their employment with us and whom we refer to collectively as the Predecessor Named Executive Officers.

						Long Term
						Compensation Awards

		Annual Compensation				Restricted	Securities	All Other
						Stock Award(s)	Underlying	Compensation
Name and Principal Position	Year	Salary($)(1)		Bonus($)(2)		($)(3)	Options(#)(4)	($)(5)

Daniel F. Akerson (6)	2003	38,462		750,000		—	—	44,421
Chief Executive Officer	2002	377,303	(7)	—	(7)	—	—	5,606
	2001	318,006	(7)	—	(7)	—	—	38,331
	2000	500,000		477,950		—	500,000	57,580
Nathaniel A. Davis (8)	2003	161,250		140,625		—	1,300,000	543,594
President and Chief Operating Officer	2002	382,212		—		—	1,423,750	8,769
	2001	375,000		296,136		432,500	—	194
	2000	375,000		239,524		—	1,975,000	179
R. Gerard Salemme (9)	2003	132,275		208,333		—	325,000	2,998
Senior Vice President, Regulatory	2002	217,300		85,417		—	59,500	3,224
and Legislative Affairs	2001	213,200		223,655		86,500	—	6,787
	2000	221,400		205,000		—	70,000	8,687
Michael S. Ruley (10)	2003	92,072		85,938		—	450,000	25,761
Executive Vice President, Market	2002	280,289		—		—	301,665	9,329
Sales Operations	2001	268,846		192,653		51,900	—	56,848
	2000	244,443		191,648		—	253,100	36,324
Nancy B. Gofus (11)	2003	140,673		163,282		—	390,000	3,625
Executive Vice President, Marketing	2002	275,000		—		—	212,500	9,489
and Customer Care	2001	275,000		178,503		51,900	—	8,950
	2000	253,846		157,723		—	350,000	3,154

(1)	Annual Salary for 2003 represents earnings for each Predecessor Named Executive as of the earlier of June 30, 2003 or their respective termination dates.

(2)	Includes bonuses earned for the corresponding fiscal years that were paid subsequent to the stated calendar year end. No bonuses were paid to any Predecessor Executive Officer with respect to performance for 2002, other than to Mr. Salemme.

(3)	Represents an award of shares of our pre-petition class A common stock granted on August 20, 2001, the fair market value of which was $1.73 per share on the grant date. These shares were restricted and subject to forfeiture until vested. All such shares were forfeited in 2002.

(4)	Represents options to acquire shares of class A common stock. Share figures have been restated retroactively to reflect stock splits with respect to our class A common stock. Grants in 2002 were made in connection with the Offer to Exchange with respect to outstanding options that we undertook in May 2001. See “Report on Repricing of Options” in our Annual Report on Form 10-K for the year ended December 31, 2001. Pursuant to XO Parent’s Plan of Reorganization, all interests in such stock options and such shares of class A common stock issued upon exercise thereof, were cancelled and terminated effective January 16, 2003, the date that the Plan of Reorganization was consummated.

(5)	For 2003, includes for Mr. Akerson: $44,421 in accrued vacation paid upon Mr. Akerson’s termination of employment, $5,904 for contributions made on behalf of Mr. Akerson under our 401(k) Plan and $55 for premiums for group term life insurance paid by us; for Mr. Davis: $508,385 in separation and severance payments and $30,000 in accrued vacation paid upon Mr. Davis’ termination of employment as well as $5,000 for contributions made on behalf of Mr. Davis under our 401(k) Plan and $209 for premiums for group term life insurance paid by us; for Mr. Salemme: $2,854 for contributions made on behalf of Mr. Salemme under our 401(k) Plan and $144 for premiums for group term life insurance paid by us; for Mr. Ruley: $22,212 in accrued vacation paid upon Mr. Ruley’s termination of employment,$3,427 for contributions made on behalf of Mr. Ruley under our 401(k) Plan and $122 for premiums for group term life insurance paid by us; for Ms. Gofus: $3,471 for contributions made on behalf of Ms. Gofus under our 401(k) Plan and $154 for premiums for group term life insurance paid by us.

For 2002, includes for Mr. Akerson: $5,404 for contributions made by us on behalf of Mr. Akerson under our 401(k) Plan and $202 for premiums for group term life insurance paid by us; for Mr. Davis: $8,558 for contributions made by us on behalf of Mr. Davis under our 401(k) Plan and $211 for premiums for group term life insurance paid by us; for Mr. Salemme: $3,116 for contributions made by us on behalf of Mr. Salemme under our 401(k) Plan and $108 for premiums for group term life insurance paid by us; for Mr. Ruley: $1,216 for reimbursement of relocation expenses; $8,000 for contributions made by us on behalf of Mr. Ruley under our 401(k) Plan and $113 for premiums for group term life insurance paid by us; for Ms. Gofus: $9,309 for contributions made by us on behalf of Ms. Gofus under our 401(k) Plan and $180 for premiums for group term life insurance paid by us.

(6)	Effective January 17, 2003, Mr. Akerson resigned from his position as Chief Executive Officer and terminated his employment with us. On January 16, 2003, Mr. Akerson received a payment of $750,000 under the XO Communications, Inc. Employee Retention and Incentive Plan or the Restructuring Retention Plan described further in “Employee Retention and Incentive Plans” below.

(7)	In August 2001, Mr. Akerson elected to forgo all of his salary for the period between August 2001 and April 2002, after which time he elected to receive his salary. For 2001, he elected not to receive a bonus.

(8)	Effective in May 2003, Mr. Davis resigned from his position as President and Chief Operating Officer and terminated his employment with us. In January 2003, Mr. Davis received 1.3 million options to purchase shares of New Common Stock at an exercise price of $5.00 per share with 25% vested on the date of grant pursuant to our 2002 Stock Incentive Plan and a payment of $140,625 under the Restructuring Retention Plan. Mr. Davis also received a separation payment of $500,000, pursuant to the mutual release and settlement agreement dated as of May 23, 2003, by and among Mr. Davis and us, herein referred to as the Davis Settlement Agreement. The Davis Settlement Agreement also provides that the vested options that Mr. Davis held on his separation date of 325,000 shares of our common stock granted to him pursuant to our 2002 Stock Incentive Plan will remain exercisable through November 30, 2003, at which time the options will expire. In consideration of the benefits he will receive under the Davis Settlement Agreement, Mr. Davis agreed to provide certain consulting and transition services to us until January 31, 2004, and agreed not to disclose certain information that was supplied to him by us that is confidential, proprietary or otherwise not generally available to the public.

(9)	Effective in June 2003, Mr. Salemme resigned from his position as Senior Vice President, Regulatory and Legislative Affairs and terminated his employment with us. In January 2003, Mr. Salemme received 325,000 options to purchase shares of New Common Stock at an exercise price of $5.00 per share with 25% vested on the date of grant pursuant to our 2002 Stock Incentive Plan and a payment of $208,333 under the Restructuring Retention Plan.

(10)	Effective in April 2003, Mr. Ruley resigned from his position as Executive Vice President, Market Sales Operations and terminated his employment with us. In January 2003, Mr. Ruley received 450,000 options to purchase shares of New Common Stock at an exercise price of $5.00 per share with 25% vested on the date of grant pursuant to our 2002 Stock Incentive Plan and a payment of $85,938 under the Restructuring Retention Plan.

(11)	Effective in July 2003, Ms. Gofus resigned from her position as Executive Vice President, Marketing and Customer Care and terminated her employment with us. In January 2003, Ms. Gofus received 390,000 options to purchase shares of New Common Stock at an exercise price of $5.00 per share with 25% vested on the date of grant pursuant to our 2002 Stock Incentive Plan and a payment of $85,938 under the Restructuring Retention Plan. As of June 30, 2003, as a participant in the XO Communications, Inc. 2003 Employment Retention and Incentive Plan or the 2003 Employee Retention Plan, described more fully in “Employee Retention and Incentive Plans” below, Ms. Gofus earned an additional bonus of $77,344 and stock options which were 50% vested.

      Successor Executive Compensation. The following table sets forth, for the period beginning January 1, 2003 and ending June 30, 2003, individual compensation information for our current Chief Executive Officer, and each of our four most highly compensated executive officers whom we refer to collectively as the Successor Named Executive Officers.

						Long Term
						Compensation Awards
		Annual Compensation
						Restricted
		Estimated				Stock	Securities		All Other
		2003 Total	Annual			Awards(s)	Underlying		Compensation
Name and Principal Position	Year	Earnings(1)	Salary($)(2)	Bonus($)(3)		($)(4)	Options(#)		($)(5)(10)

Carl J. Grivner(10)	2003	$467,945	$700,000	—		—	2,000,000	(8)	$21,439
Chief Executive Officer, President and Director
Brian D. Oliver(10)	2003	170,433	288,000	50,400	(6)	—	400,000	(8)	32
Executive Vice President, Strategy and Corporate Development
John H. Jacquay(10)	2003	288,000	288,000	148,438	(7)	—	390,000	(9)	2,175
Executive Vice President, National Sales	2002	—	218,269	—		—	—		1,654
Wayne M. Rehberger	2003	287,500	287,500	148,438	(7)	—	450,000	(9)	3,005
Executive Vice President, Chief	2002	—	255,008	142,575		—	233,750		10,163
Financial Officer	2001	—	250,000	50,390		173,000	—		3,055
	2000	—	62,500	—		—	300,000		2,432
Doug Kelly(10)	2003	151,890	280,000	—		—	350,000	(8)	—
Executive Vice President, Network Services

(1)	Estimated 2003 total earnings has been calculated based on annual salary and the period of time each executive will have been employed by XO as of December 31, 2003.

(2)	Annual salary for 2003 represents a full year’s base annual salary for each executive. For periods prior to 2003, these numbers reflect actual salary paid to these executives.

(3)	These numbers include bonuses earned for the period ending June 30, 2003, but do not include any payments which may become due pursuant to the 2003 Employee Retention Plan for the second half of 2003. For further information about this plan, please see “Employee Retention and Incentive Plan” below.

(4)	Represents an award of shares of our pre-petition class A common stock granted on August 20, 2003, the fair value of which was $1.73 per share on the date of grant. These shares were restricted and subject to forfeiture until vested. All such shares were forfeited in 2002.

(5)	For 2003, includes for Mr. Grivner: $146 for premiums for group term life insurance paid by us and $21,293 for reimbursement of relocation expenses; for Mr. Oliver: $32 for premiums for group term life insurance paid by us; for Mr. Jacquay: $2,000 for contribution made by us on behalf of Mr. Jacquay under our 401(k) Plan and $175 for premiums for group term life insurance paid by us; for Mr. Rehberger: $2,828 for contributions made by us on behalf of Mr. Rehberger under our 401(k) Plan and $177 for premiums for group term life insurance paid by us.

For 2002, includes for Mr. Jacquay: $1,452 for contribution made by us on behalf of Mr. Jacquay under our 401(k) Plan and $202 for premiums for group term life insurance paid by us; for Mr. Rehberger:

$10,000 for contributions made by us on behalf of Mr. Rehberger under our 401(k) Plan and $163 for premiums for group term life insurance paid by us.

For 2001 and 2000, respectively, includes for Mr. Rehberger: $2,868 and $2,404, respectively, for contributions made by us on behalf of Mr. Rehberger under our 401(k) Plan and $187 and $28, respectively, for premiums for group term life insurance paid by us.

(6)	Mr. Oliver received $50,400 of his projected 2003 Annual Bonus as a signing bonus in June 2003.

(7)	Mr. Jacquay and Mr. Rehberger received $78,125 of these payments pursuant to the Restructuring Retention Plan upon emergence from bankruptcy on January 16, 2003. Both Mr. Jacquay and Mr. Rehberger have agreed to withdraw from the Restructuring Retention Plan and are now participants in the 2003 Employee Retention Plan pursuant to which they both earned an additional bonus of $70,313 as of June 30, 2003. They may earn additional amounts in 2003 pursuant to the 2003 Employee Retention Plan. For further information about these plans, please see “Employee Retention and Incentive Plans” below.

(8)	These options were granted in connection with Messrs. Grivner, Oliver and Kelly’s acceptance of employment with XO. Messrs. Oliver and Kelly had late Form 4 filings with respect to the issuance of these options.

(9)	In January 2003, Mr. Jacquay and Mr. Rehberger received these options to purchase shares of New Common Stock at an exercise price of $5.00 per share with 25% vested on the date of grant pursuant to our 2002 Stock Incentive Plan. The numbers do not include 11,452 in options which will be issued to each of Mr. Jacquay and Mr. Rehberger in 2003 or any additional options which may be earned in 2003 pursuant to the 2003 Employee Retention Plan.

(10)	Messrs. Grivner, Oliver, and Kelly were employed by XO in 2003 after our emergence from bankruptcy. Accordingly, the table reflects no compensation for these employees prior to 2003. Mr. Jacquay’s employment at XO commenced in February, 2002. Accordingly the table reflects no compensation for Mr. Jacquay prior to 2002. Pursuant to their employment arrangements, XO is obligated to reimburse Messrs. Grivner, Jacquay and Kelly for relocation expenses totaling $100,000, $35,000 and $25,000, respectively. As discussed in note (5) above, as of June 30, 2003, we had reimbursed Mr. Grivner for $21,293 of such relocation expense.

Option Grants

Predecessor Option Grants in Last Fiscal Year

      Share and per share figures (including exercise or base price figures) have been restated retroactively to reflect stock splits with respect to our pre-petition class A common stock. All option grants in 2002 were made in connection with the Offer to Exchange with respect to outstanding options that we undertook in May 2001. See “Report on Repricing of Options” in our Annual Report on Form 10-K for the year ended December 31, 2001. Pursuant to XO Parent’s Plan of Reorganization, all interests in such stock options and all such shares issuable upon exercise thereof were cancelled and terminated effective January 16, 2003, the date that the Plan of Reorganization was consummated.

	Individual Grants(1)

		% of Total				Potential Realizable Value at
	Number of	Options				Assumed Annual Rates of
	Securities	Granted to		Market Price		Stock Price Appreciation for
	Underlying	Employees	Exercise or	on Date of		Option Terms($)(2)
	Options	in Fiscal	Base Price	Grant	Original Expiration
Name	Granted(#)	Year(%)	($/Sh)	($/Sh)	Date	0%	5%	10%

Daniel F. Akerson	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Nathaniel A. Davis	1,423,750	5.71	0.14	0.14	January 16, 2012	—	125,355	317,673
R. Gerard Salemme	59,500	0.24	0.14	0.14	January 16, 2012	—	5,239	13,276
Michael S. Ruley	301,665	1.21	0.14	0.14	January 16, 2012	—	26,561	67,308
Nancy B. Gofus	212,500	0.86	0.14	0.14	January 16, 2012	—	18,710	47,413

(1)	All options were granted on January 17, 2002, at which time 30% of the shares subject to the option were vested, with the remainder vesting monthly on a ratable basis over the 36-month period commencing on the date of grant.

(2)	The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. The gains shown are net of the option exercise price, but do not include deductions for taxes and other expenses payable upon the exercise of the option or for sale of underlying shares of pre-petition class A common stock. No Predecessor Named Executive Officer, however, realized or can realize any value with respect to such grants because, pursuant to XO Parent’s Plan of Reorganization, all interests in such stock options and all such shares issuable upon exercise thereof were cancelled and terminated effective January 16, 2003, the date that the Plan of Reorganization was consummated, and no Named Executive Officer exercised any such option prior to January 16, 2003.

Successor Option Grants

      The following table sets forth, for the period beginning January 1, 2003 and ending June 30, 2003, individual option grants and potential realizable value at assumed annual rates of stock price appreciation for the Successor Named Executive Officers.

	Individual Grants
					Potential Realizable Value at
	Number of	% of Total			Assumed Annual Rates of Stock
	Securities	Options			Price Appreciation for Option
	Underlying	Granted to	Exercise		Term($)(1)
	Options	Employees in	Price per	Original Expiration
	Granted	FY 2003(%)	Share($/Sh)	Date	0%	5%	10%

Carl J. Grivner	2,000,000 (2)	14.73	4.80	April 24, 2013	—	6,037,388	15,299,928
Brian D. Oliver	—	—	N/A	N/A	N/A	N/A	N/A
John H. Jacquay	390,000 (3)	2.87	5.00	January 15, 2013	—	1,226,345	3,107,798
Douglas Kelly	—	—	N/A	N/A	N/A	N/A	N/A
Wayne M. Rehberger	450,000 (3)	3.32	5.00	January 15, 2013	—	1,415,013	3,585,921

(1)	The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. The gains shown are net of the option exercise price, but do not include deductions for taxes and other expenses payable upon exercise of the option or for sale of underlying shares of New Common Stock.

(2)	In conjunction with his acceptance of employment with us, options to purchase shares of our New Common Stock were granted to Mr. Grivner, 25% of which shares were fully vested, and the remainder of which rest in equal annual installments on the first, second and third anniversary of the grant date.

(3)	Options were granted to Mr. Jacquay and Mr. Rehberger in January 2003 pursuant to the XO Communications, Inc. 2002 Stock Incentive Plan, at which time 25% of the shares subject to the options were vested with the remainder vesting at a rate of 25% annually thereafter on the anniversary date of the grant.

Predecessor Aggregate Option Exercises and Option Values at December 31, 2002

      The following table sets forth aggregate option exercises during 2002 and option values as of December 31, 2002 for options held by the Predecessor Named Executive Officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money Options at
	Shares		Year-End(#)(1)		Fiscal Year-End($)(2)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel F. Akerson	—	—	5,200,000	1,000,000	129,600	—
Nathaniel A. Davis	—	—	731,648	892,102	—	9,600
R. Gerald Salemme	—	—	400,876	28,924	—	—
Michael S. Ruley	—	—	561,319	158,646	283	566
Nancy B. Gofus	—	—	159,201	153,299	2,400	2,400

(1)	Pursuant to XO Parent’s Plan of Reorganization, all interests in such stock options, all such shares issued upon exercise thereof, were cancelled and terminated effective January 16, 2003, the date that the Plan of Reorganization was consummated.

(2)	For purposes of these calculations, the value of our pre-petition class A common stock was $0.053 per share, which was derived based on trading on the OTCBB. Nevertheless, XO Parent’s Plan of Reorganization provided that interests in its pre-petition class A common stock would be cancelled and terminated without any recovery, and none of the Named Executive Officers exercised any exercisable options set forth above prior to the effective date of such plan.

Predecessor Aggregate Option Exercises and Option Values at June 30, 2003

      The following table sets forth aggregate option exercises during the period January 1 through June 30, 2003 and option values as of June 30, 2003 for options held by the Predecessor Named Executive Officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		June 30, 2003(#)		June 30, 2003 ($)(1)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel F. Akerson	—	—	—	—	—	—
Nathaniel A. Davis	196,600	525,696	128,400	—	288,900	—
R. Gerald Salemme	32,000	72,000	49,250	—	110,813	—
Michael S. Ruley	112,500	229,500	—	—	—	—
Nancy Gofus	—	—	97,500	292,500	—	219,375

(1)	For purposes of these calculations, the value of our New Common Stock was $7.25 per share, which was derived based on trading on the OTCBB.

Successor Aggregate Option Exercises and Option Values at June 30, 2003

      The following table sets forth aggregate option exercises during the period January 1 through June 30, 2003 and option values as of June 30, 2003 for options held by the Successor Named Executive Officers.

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		June 30, 2003(#)		June 30, 2003($)(1)
	Acquired on	Value
	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Carl J. Grivner	—	—	500,000	1,500,000	1,225,000	3,675,000
Brian D. Oliver	—	—	—	—	—	—
John H. Jacquay	—	—	97,500	292,500	219,375	658,125
Douglas Kelly	—	—	—	—	—	—
Wayne M. Rehberger	—	—	112,500	337,500	253,125	759,375

(1)	For purposes of these calculations, the value of our New Common Stock was $7.25 per share, which was derived based on trading on the OTCBB.

Employment Agreements and Other Arrangements

      Carl J. Grivner. We have entered into an Employment Term Sheet and a Change of Control Agreement with Mr. Grivner. The Employment Term Sheet provides for his employment as President and Chief Executive Officer through April 30, 2004, but renews annually for an additional one year term unless, prior to February 1 of the year in which the term sheet or extension thereof expires, Mr. Grivner notified us, or we notify Mr. Grivner, that the term sheet will not be renewed. It provides for an annual base salary of $700,000, which we may increase annually and for an annual bonus of up to 100% of base salary, based on certain revenue and cash targets to be mutually agreed upon between us and Mr. Grivner. Pursuant to the term sheet, in connection with Mr. Grivner’s acceptance of employment with us, we granted him options to purchase 2,000,000 shares of our New Common Stock, with an exercise price of $4.80, 25% of which shares are fully vested, and the remainder of such shares vest in equal annual installments on the first, second and third anniversary of the date of grant. The term sheet also provides that we will reimburse Mr. Grivner for certain relocation and related costs and expenses.

      The Change of Control Agreement generally provides that if both (i) a Change in Control occurs and (ii) at any time on or after such Change in Control, but before the end of the 24-month period immediately thereafter, the Mr. Grivner’s employment with us for any reason other than (A) by Mr. Grivner without Good Reason, (B) by us as a result of Mr. Grivner’s disability or with Cause or (C) as a result of the death of Mr. Grivner, we shall pay him an amount equal to Mr. Grivner’s annual base salary, plus his targeted annual bonus, reduced by any cash severance benefits paid to Mr. Grivner. Under such circumstances, we also will provide Mr. Grivner with certain health and life insurance benefits for a period of 12 months. In addition, under certain circumstances, we will make additional payments to Mr. Grivner for taxes due with respect to any payments or benefits under this agreement treated as excise taxes under specified provisions of the Internal Revenue Code.

      Under the Change of Control Agreement, Mr. Grivner will have been deemed to have terminated his employment for Good Reason if there is:

•	a material change in his duties that is inconsistent with his status as one of our key management employees or a substantial adverse alteration in the nature or status of his responsibilities;

•	a reduction in his annual base salary or target annual bonus;

•	a relocation of his principal place of business of more than 35 miles; or

•	a failure by us to provide him with benefits as favorable in the aggregate in all material respects as those enjoyed by him under applicable plans.

      Under the Change of Control Agreement, a Change of Control means the occurrence of any of the following events:

•	Any person or entity becomes the owners of securities of our that represent 50% or more of the voting power of our then outstanding securities, other than certain persons or entities, including those that owns securities that represent more than 10% of the voting power of us as of April 1, 2003. For purpose of this calculation, securities acquired from us are excluded from the determination of the percentage ownership of a person or entity, but any such securities shall be included in the then total number of securities outstanding.

•	We merge or consolidate with another company, other than a merger or consolidation that would result in our stockholders holding more than 65% of the combined voting power of the company surviving the merger or consolidation;

•	We are liquidated or we sell all or substantially all of our assets to any other company.

      Despite the occurrence of one of the forgoing events, no Change of Control will be deemed to have occurred for purposes of the Change of Control Agreement if Mr. Icahn and/or his affiliates is our largest stockholder and owns in excess of 15% of our outstanding shares.

      Under the Change of Control Agreement, Cause means the occurrence of any of the following events:

•	the failure by Mr. Grivner to substantially perform his duties, other than a failure resulting from his incapacity due to physical or mental illness that continues for a period of 30 days;

•	he engages in misconduct that is demonstrably and materially injurious to us, monetarily or otherwise; and

•	an act or acts by him that constitutes any felony or a misdemeanor involving moral turpitude.

Director Compensation

      Each director is entitled to reimbursement for out-of-pocket expenses incurred for each meeting of the full Board or a committee of the Board attended. The annual compensation for our independent director, Mr. Dell, is $40,000. Mr. Dell also earns $10,000 annually as an independent member of the Audit Committee. Our pre-petition stock option plans permitted, and our 2002 Stock Incentive Plan permits, grants and awards to non-employee directors. We made no such grants during 2002 or the six months ended June 30, 2003.

Compensation Committee Interlocks and Insider Participation

      During 2002, Messrs. Jeffrey S. Raikes, Peter C. Waal and Dennis M. Weibling served on the Compensation Committee of our Board of Directors. From September 1994 to January 1997, Mr. Weibling was Executive Vice President of XO Parent. Effective January 16, 2003, each of Messrs. Raikes, Waal and Weibling resigned from our Board of Directors and all committees thereof.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information, as of June 30, 2003, with respect to the beneficial ownership of our New Common Stock by (1) each member of the Board of Directors, (2) all directors and executive officers as a group, and (3) persons known to us to be the beneficial owners of more than five percent of a class of our New Common Stock.

	Shares Beneficially Owned

	Amount and Nature of
Name	Ownership(1)	Percent of Class (%)

Carl Icahn(2)	85,583,827	82.89
Carl J. Grivner(3)	500,000	*
Wayne M. Rehberger	112,500	*
Mark W. Faris	97,500	*
John H. Jacquay	97,500	*
William Garrahan	43,750	*
Andrew R. Cohen	—	—
Adam Dell	—	—
Vincent J. Intrieri	—	—
Keith Meister	—	—

All directors and executive officers as a group (13 persons)(4)	86,435,077	83.03

*	Less than 1%

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days after June 30, 2003. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of our common stock beneficially owned. Share figures do not represent any right to participate in the Rights Offering pursuant to the Plan of Reorganization.

(2)	As reported in the Schedule 13D of Mr. Icahn and other parties to a joint filing agreement filed with the Commission, represents 78,078,993 shares of New Common Stock held by Cardiff Holding LLC, a Delaware limited liability company, and 3,001,936 shares of New Common Stock issuable upon exercise of Series A warrants, 2,251,449 shares of New Common Stock issuable upon exercise of Series B warrants, and 2,251,449 shares of New Common Stock issuable upon exercise of Series C warrants, all held by Cardiff. Cardiff is wholly-owned by ACF Industries Holding Corp., a Delaware corporation, which is wholly-owned by Highcrest Investors Corp., a Delaware corporation, which is approximately 99% owned by Buffalo Investors Corp., a New York corporation, which is wholly-owned by Starfire Holding Corporation, a Delaware corporation, which is wholly-owned by Mr. Icahn. Mr. Icahn is the chairman and sole director of Starfire Holding, and the chairman and a director of each of Cardiff, ACF Industries, Highcrest Investors and Buffalo Investors. Additional shares of New Common Stock and warrants to purchase shares of New Common Stock may be allocated to Cardiff on a pro rata basis under the Plan of Reorganization to the extent that shares and warrants held back in respect of claims of general unsecured creditors of XO Parent ultimately are redistributed under the terms of the Plan of Reorganization.

(3)	Represents shares of New Common Stock obtainable as of June 30, 2003 or 60 days thereafter by Mr. Grivner upon the exercise of nonqualified stock options.

(4)	Represents (a) 78,078,993 shares of New Common Stock held by Cardiff, as described in note 2 above, (b) warrants to purchase 7,504,834 shares of New Common Stock held by Cardiff as described in note 2 above, and (c) 851,250 shares of New Common Stock obtainable as of June 30, 2003 or 60 days thereafter by executive officers as a group upon the exercise of nonqualified stock options. See notes (2) and (3) above.

Equity Compensation Plan Information

Our Pre-Petition Stock Option Plans

      As of December 31, 2002, options to purchase securities had been issued and were outstanding under the following equity compensation plans: XO Communications, Inc. Stock Option Plan; and the following stock options plans assumed in connection with the acquisition of Concentric Network Corporation: Delta Internet Services, Inc. 1996 Stock Option Plan; Concentric Network Corporation 1995 Stock Incentive Plan for Employees and Consultants; Concentric Network Corporation 1996 Stock Plan; Concentric Network Corporation 1997 Stock Plan; Concentric Network Corporation 1999 Nonstatutory Stock Option Plan; and certain grants of stock options to Concentric employees not pursuant to any plan. Pursuant to our Plan of Reorganization, which became effective as of January 16, 2003, interests in each such plan, and rights to securities to be issued upon the exercise of options outstanding under each such plan, were terminated and cancelled, and holders of such interests and options under each such plan were not entitled to any distribution pursuant to the Plan of Reorganization. The table below presents information with respect to the above referenced plans as of December 31, 2002.

Equity Compensation Plan Information

	Number of Securities to be		Number of Securities
	Issued Upon Exercise of	Weighted-Average Exercise	Remaining Available for
	Outstanding Options,	Price of Outstanding Options,	Future Issuance Under Equity
Plan Category	Warrants and Rights(1)	Warrants and Rights(1)	Compensation Plans

Equity compensation plans approved by security holders	41,567,555	$6.78	43,894,303
Equity compensation plans not approved by security holders	0	N/A	0

Total	41,567,555	$6.78	43,894,303

(1)	Excludes options to purchase 2,630,417 shares of our pre-petition class A common stock granted prior to our June 16, 2000 acquisition of Concentric Network Corporation pursuant to various stock option plans of Concentric, which options we assumed in connection with the Concentric acquisition and have a weighted average exercise price of $16.68 per share.

Our 2002 Stock Incentive Plan Under Our Plan of Reorganization

      In connection with the confirmation of our Plan of Reorganization by the Bankruptcy Court, the Bankruptcy Court approved the adoption of the XO Communications, Inc. 2002 Stock Incentive Plan, or the 2002 Stock Incentive Plan, which became effective as of January 16, 2003, the date that we consummated our Plan of Reorganization. Under the 2002 Stock Incentive Plan, we are authorized to issue, in the aggregate, stock awards with respect of up to 17,590,020 of shares of New Common Stock, in the form of options to purchase stock or restricted stock. Of those shares, non-qualified options to purchase 10.0 million shares of New Common Stock have been granted and are outstanding as of June 30, 2003 pursuant to the 2002 Stock Incentive Plan, each at a purchase price of $5.00 per share. With respect to the underlying shares of these options, 25% are fully vested and the remainder vest over a period of three years.

      The primary purpose of the 2002 Stock Incentive Plan is to provide a means through which we may continue to attract, motivate and retain selected employees, officers and independent contractors who can materially contribute to our growth and success, and to encourage stock ownership in us through granting incentive stock options or nonqualified stock options, or both, to purchase our common stock or shares of restricted stock.

      The 2002 Stock Incentive Plan is administered by the Compensation Committee of our Board of Directors, and as such has the discretionary authority to determine all matters relating to awards of stock options and restricted stock, including the selection of eligible participants, the number of shares of common stock to be subject to each option or restricted stock award, the exercise price of each option, vesting, and all other terms and conditions of awards.

      Unless the Compensation Committee designates otherwise, all options expire on the earlier of (i) ten years after the date of grant, (ii) twelve months after termination of employment with XO Parent due to death or complete and permanent disability, (iii) immediately upon termination of employment by us for Cause (as defined in the Stock Incentive Plan), or (iv) three months after termination of employment by the employee or by us for other than Cause.

      The Compensation Committee may award shares of restricted stock and may establish terms, conditions and restrictions applicable thereto. Subject to the restrictions on restricted stock, award recipients generally will have all the rights and privileges of a stockholder, including the right to vote such restricted stock. Restricted stock generally is subject to restrictions related to transferability and forfeiture until vested at the expiration of the restricted period

      Upon a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of us as a result of which our stockholders receive cash, stock or other property in exchange for or in connection with their shares of common stock, any award granted under the 2002 Stock Incentive Plan will terminate, and, in the case of options, the recipients shall have the right immediately prior to any such event to exercise their vested options. In the event that our stockholders receive capital stock of another corporation in exchange for their shares of common stock in any transaction involving a merger, consolidation, acquisition of property or stock, separation or reorganization, unless otherwise determined by us, all awards granted under the 2002 Stock Incentive Plan shall be converted into awards with respect to shares of such exchange stock.

      Unless otherwise expressly determined by a resolution of our Board of Directors on the date of grant or such later date when the Board of Directors may ratify the award, (i) awards granted to non-affiliated directors will vest in full immediately upon the occurrence of a change in control, as defined in the 2002 Stock Incentive Plan, or (ii) awards granted to employees whose employment is terminated by us without Cause, and awards granted to certain officers whose employment is terminated by us without Cause or by the officer for Good Reason (as defined in the 2002 Stock Incentive Plan), will vest in full if such termination occurs within one year following such change in control. In all other cases, in the event of a change in control, unless otherwise determined by the Board prior to the occurrence of such change in control, any unvested awards shall not become fully vested merely by the occurrence of such change in control. Because the Stock Incentive Plan took effect in connection with the consummation of our Plan of Reorganization, the transactions contemplated thereby were not deemed a change of control for purposes of the Stock Incentive Plan.

Employee Retention and Incentive Plans

      In connection with our Plan of Reorganization, we established the XO Communications, Inc. Employee Retention and Incentive Plan, which we refer to as the Restructuring Retention Plan. In June of 2003, the Restructuring Retention Plan was replaced with a new Employee Retention and Incentive Plan, which we refer to as the 2003 Retention Plan, for all but a few individuals who are no longer employed by us. Thirty five of our former employees may be entitled to a partial bonus payment under the Restructuring Retention Plan. Seven hundred and five of our current and former employees who were participants in the Restructuring Retention Plan are now participants in the 2003 Retention Plan.

     Restructuring Retention Plan

      The Restructuring Retention Plan became effective on October 23, 2002. The primary purposes of the Restructuring Retention Plan were (a) to encourage certain of our key employees (including the Named Executive Officers) to continue their employment with us during the period of our restructuring and (b) to establish incentives for those employees to achieve certain corporate performance goals, including the completion of XO Parent’s Chapter 11 reorganization and certain EBITDA earnings objectives. The maximum amount payable, in the aggregate, to 35 of our former employees under the Restructuring Retention Plan is $256,000. No active employees are participants in this plan and no further bonus awards will be made thereunder.

     2003 Employee Retention Plan

      On June 20, 2003, we filed a registration statement covering the offer and sale of stock options and stock appreciation rights, or SARs, to be granted in conjunction with the 2003 Retention Plan, herein referred to as the 2003 Retention Plan Awards, for an aggregate award of 1.9 million shares of New Common Stock. The 2003 Retention Plan, which provides long-term equity incentives to senior management, based on certain revenue and cash balance performance targets, replaced the Restructuring Retention Plan. The 2003 Retention Plan was offered to participants of the Restructuring Retention Plan as an alternative to the EBITDA targets under the Restructuring Retention Plan. Participants in the Restructuring Retention Plan who elected into the 2003 Retention Plan forfeited their rights under the Restructuring Retention Plan in exchange for the opportunity to participate in the 2003 Retention Plan.

      The 2003 Retention Plan provides for a bonus award aligned with each of our first two and last two quarters of 2003. Each participant received a guaranteed bonus award associated with the first two quarters of 2003, regardless of XO’s operating results for that period. The cash portion of the bonus award, which was paid on or after July 11, 2003, totaled approximately $6.0 million. In the third quarter of 2003, we granted 208,375 options and 10,644 SARs in conjunction with the 2003 Retention Plan, 50% of which were vested and exercisable on the date of grant, with the remaining 50% vesting ratably every month over the next twenty four months following the month of grant. Additional grants may be made in 2004 if we attain certain financial goals in the second half of 2003. The financial goals and the terms of the 2003 Retention Plan were established by our Board of Directors. The per share exercise price for the 2003 Retention Plan Awards was set at $5.84. Any compensation expense will be recorded based on the associated vesting period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships and Related Transactions with Predecessor Company

      Pre-Petition Stockholders. Prior to the effective date of our Plan of Reorganization, certain investment funds affiliated with Forstmann Little & Co. had a significant equity interest in us and had designated certain individuals to serve as members of our board of directors. Such investment funds and other entities affiliated with Forstmann Little & Co. currently hold a significant equity interest in McLeodUSA Incorporated. McLeod provides interconnection and facilities based telecommunications services to us, for which we paid McLeodUSA approximately $2.0 million in 2002 and $8.4 million in 2001. We provide limited telecommunications services to McLeodUSA, for which we received approximately $373,000 in 2002 and $7.1 million in 2001.

      Craig O. McCaw. In January 2002, we retained an entity owned by Craig O. McCaw to act as our agent with respect to the sale of our Falcon 2000 aircraft, for which it received a commission of $161,250. In March 2000, we retained an entity owned by Craig O. McCaw to act as our agent with respect to the sale of our Falcon 50 aircraft, for which it received a commission of $147,500. In March 2000, we also retained this entity to act as our agent with respect to the purchase of a Falcon 900 aircraft, for which it received a commission of $50,000.

      In June 2000, as part of the reorganization under which we acquired Concentric, we acquired from Craig O. McCaw the 50% interest that we did not already own of XO Intercity Holdings No. 1, LLC, (f/k/a

INTERNEXT, L.L.C.), the joint venture formed to hold interests in a national fiber optic network under construction. The purchase price was approximately 6.8 million shares of our pre-petition class A common stock and the assumption of approximately $9.9 million of liabilities.

      Craig O. McCaw owns a 20% interest in Communications Consultants, Inc., which employs Mr. Salemme and from which we had previously retained Mr. Salemme for service as XO’s Senior Vice President, Regulatory and Legislative Affairs.

      Other Transactions and Relationships. In April 2001, we lent $700,000 to Henry R. Nothhaft, a former Vice Chairman of XO Parent, to provide short term bridge financing to Mr. Nothhaft in connection with the retirement of amounts due to third parties that were secured by XO stock. The loan has been paid in full. The loan had a term of 60 days interest accrued at a per annual rate of 5%, and was secured by approximately 650,000 shares of our pre-petition class A common stock owned by Mr. Nothhaft.

Relationships and Related Transactions with Successor Company

      Carl C. Icahn. After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, Cardiff Holding LLC, a Delaware limited liability company controlled by Mr. Icahn, holds more than 80% of our outstanding shares of New Common Stock. Of the warrants to be distributed under the Plan of Reorganization to holders of the pre-petition senior unsecured notes, Cardiff will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock. As companies controlled by Mr. Icahn owned portions of XO’s predecessor unsecured debt, they are claimants in the Company’s bankruptcy reorganization and will receive approximately 40% of the rights to participate in its Rights Offering. If the Icahn affiliates elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, approximately 85% of the $500.0 million in loans outstanding under the New Credit Agreement are held by Arnos Corp., an entity which is also controlled by Mr. Icahn. Under the New Credit Agreement, no cash interest payments are required to be made by us until we achieve specified financial targets.

      Mr. Icahn, through various entities that he owns or controls, has the right to require us to register, under the Securities Act of 1933, shares of New Common Stock held by such entities and to include shares of New Common Stock held by them in certain registration statements filed by us, pursuant to a Registration Rights Agreement approved by the Bankruptcy Court in connection with the Company’s Chapter 11 proceedings.

      In February 2003, Dixon Properties, LLC herein referred to as Dixon, which is controlled by Mr. Icahn, acquired ownership of the building in which our headquarters is located in a transaction that was approved by the Bankruptcy Court. We currently lease approximately 170,000 square feet of space in that building. In connection with Dixon’s purchase of the building, it assumed our existing lease agreement and amended the lease to include certain terms that are more favorable to us. Pursuant to the assumed lease agreement, we have paid $1.6 million in lease expense to Dixon through June 30, 2003, and we are obligated to pay approximately $17.0 million in the aggregate to Dixon through the expiration of the initial term of the lease, which is November 30, 2007.

      XO Parent has entered into a Tax Allocation Agreement, dated January 16, 2003, between XO Parent and Starfire Holding Corporation herein referred to as Starfire, the parent entity of the affiliated group of corporations controlled by Mr. Icahn, which in turn indirectly controls Cardiff, because it is contemplated that these entities will be filing consolidated federal income tax returns, and possibly combined returns for state tax purposes. The Tax Allocation Agreement, which was approved by the Bankruptcy Court in connection with XO Parent’s Chapter 11 proceedings, establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of XO with Starfire for income tax purposes. Generally, the Tax Allocation Agreement provides that Starfire will pay all consolidated federal income taxes on behalf of the consolidated group that includes XO, and we will make payments to Starfire in an amount equal to the tax liability, if any, that we would have if we were to file as a consolidated group separate and apart from Starfire.

      We provide certain telecommunications services to companies affiliated with Mr. Icahn. For the three and six months ended June 30, 2003, the total revenue recognized and contracted on such services was less than $0.3 million.

      Other Transactions and Relationships. R. Gerard Salemme owns an 80% interest in Communications Consultants, Inc., which employs Mr. Salemme and from which we retained Mr. Salemme through June 2003 for service as XO Parent’s Senior Vice President, Regulatory and Legislative Affairs. See the “Predecessor Executive Compensation Table” for information regarding payments to Mr. Salemme through Communications Consultants, Inc.

SELLING SECURITY HOLDERS

      The following table and accompanying notes set forth certain information regarding the selling security holder that may offer and sell from time to time the Transferable Subscription Rights, if any,

	Number of	Transferable
	Transferable	Subscription Rights
Name of Beneficial Owner	Subscription Rights	Offered Percentage

Arnos Corp.(1)	33,940,400(2)	84.85%(2)

(1)	An affiliate of Mr. Carl Icahn.

(2)	Maximum number of Transferable Subscription Rights issuable to Arnos Corp., assuming no Subscription Rights are exercised in the initial Rights Offering.

SHARES ELIGIBLE FOR FUTURE SALE

      Future sales of substantial amounts of New Common Stock or the perception that such sales could occur, could adversely affect the prevailing market price of the New Common Stock. As of June 30, 2003, there were approximately 95.7 million shares of New Common Stock outstanding. The shares of New Common Stock owned by Cardiff, an entity owned by Mr. Icahn, are restricted shares that may be sold only under a registration statement or an exemption from federal securities registration requirements. Although Cardiff holds restricted stock, it may cause us to register sales of that stock at any time, whether pursuant to its contractual registration rights or otherwise.

      All of the shares offered for sale pursuant to this prospectus may be sold pursuant to this prospectus under the Securities Act, and will thereafter be freely tradable so long as they are not held by affiliates or underwriters, as such term is defined by the Securities Act. These shares may be sold under Rule 144 promulgated under the Securities Act. Rule 144 permits sales by a holder within any three-month period of a number of shares that does not exceed the greater of: (1) 1% of the number of shares of New Common Stock then outstanding or (2) the average weekly trading volume of the New Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to those sales. Sales under Rule 144 are also governed by manner of sale provisions and notice requirements, and current public information about XO Parent must be available.

      Pursuant to our Plan of Reorganization, we have issued three series of warrants to purchase up to an aggregate of approximately 9.5 million, 7.1 million and 7.1 million additional shares of New Common Stock, at exercise prices of $6.25, $7.50 and $10.00 per share, respectively. The warrants will expire on January 16, 2010. In addition, if the eligible participants exercise all the rights in the Rights Offering, up to approximately 43.3 million additional shares of New Common Stock will be issued to such eligible holders.

      We have options to purchase approximately 10.0 million shares of New Common Stock outstanding under our stock incentive plan as of June 30, 2003, with exercise prices ranging from $4.80 to $5.00 per share. Unless surrendered or cancelled earlier under the terms of the stock incentive plan, those options will expire in 2013. At June 30, 2003, our stock incentive plan authorizes future grants of options to purchase New Common Stock, or awards of restricted New Common Stock, with respect to an additional 6.8 million shares of New Common Stock in the aggregate. See also “Risks Related to Our New Common Stock” on page 30 of this prospectus. Subsequent to June 30, 2003, we issued 208,375 additional options under our stock incentive plan pursuant to the 2003 Retention Plan with an exercise price of $5.84 per share in exchange for rights of certain employees under our Restructuring Retention Plan.

DESCRIPTION OF OUTSTANDING INDEBTEDNESS

      We have summarized some of the terms and provisions of our New Credit Agreement in this section. The summary is not complete. You should read the Amended and Restated Credit and Guarantee Agreement before making any investment decision.

New Credit Agreement

      Loans with an outstanding principal amount of $500 million are outstanding under the New Credit Agreement, which we entered into on January 16, 2003 in connection with the consummation of the Plan of Reorganization. XO Parent is the borrower under the New Credit Agreement, and virtually all of its subsidiaries are guarantors of the facility. Mizuho Corporate Bank, Ltd. is the Administrative Agent. Approximately 85% of the underlying loans of the New Credit Agreement are held by an entity owned by Mr. Icahn.

      The maturity date of the outstanding principal under the New Credit Agreement is July 15, 2009. Automatic and permanent quarterly reductions of the principal amount commence on October 15, 2007 with scheduled principal repayments totaling $25 million in 2007, $150 million in 2008 and $325 million in 2009. The security for the New Credit Agreement consists of all of the assets of XO Parent, including stock of its direct and indirect subsidiaries, and all assets of virtually all of those subsidiaries. The New Credit Agreement limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to minimum cash balance, minimum EBITDA (earnings before interest, taxes, depreciation and amortization) requirements and maximum capital expenditures. The New Credit Agreement permits us to incur new secured debt ranking senior to the amounts outstanding under the New Credit Agreement up to a principal amount equal to $200 million less the proceeds from the Rights Offering, so long as the terms are satisfactory to the administrative agent and lenders of a majority of the principal amount of the loan outstanding under the New Credit Agreement. The New Credit Agreement also requires prepayments of outstanding principal balances from excess cash flows, as defined, and from the proceeds of specified types of transactions. Our ability to comply with the covenants under the New Credit Agreement is subject to the risks of our business, including those discussed in this prospectus under “Risk Factors.”

      Our current financial projections do not assure that we will have sufficient cash to repay debt amounts due in 2007 under the new Credit Agreement. We expect to be able to refinance the debt outstanding under our New Credit Agreement in or prior to 2007, and expect to be in a position to do so on commercially reasonable terms, however no assurance can be given that we will be successful in refinancing this debt or under terms that are commercially reasonable.

      Interest on the amounts outstanding under the New Credit Agreement is initially payable-in-kind, that is, it will accrue and be added to principal but not be payable in cash. Interest will accrue quarterly at a rate of Adjusted Eurodollar plus 6% or the base rate announced by the administrative agent from time to time plus 5%, at our election, so long as interest on the outstanding amounts remains payable-in-kind. XO Parent may, at its option at any time, elect to begin paying cash interest on the outstanding amounts and interest on the outstanding amounts will become automatically payable in cash once the interest coverage ratio (EBITDA/ interest, calculated on a trailing 12-month basis) exceeds 4.0. Based on our current funding requirement, we would not anticipate making such an election in the foreseeable future. When interest on the outstanding amounts becomes payable in cash, the applicable interest rate will fall to Adjusted Eurodollar Rate plus 4% or the base rate announced by the administrative agent from time to time plus 3%, payable quarterly.

      We will use the net proceeds of this offering to prepay and reduce indebtedness outstanding under this New Credit Agreement.

DESCRIPTION OF OUTSTANDING EQUITY SECURITIES

      We have summarized some of the terms and provisions of our capital stock and warrants in this section. The summary is not complete. You should read our amended and restated Certificate of Incorporation and our restated by-laws relating to the applicable capital stock and the warrant agreement with respect to any warrants for additional information before making any investment decision.

New Common Stock

      Total Shares. We have the authority to issue a total of 1.0 billion shares of New Common Stock. As of June 30, 2003, there were approximately 95.7 million shares of New Common Stock outstanding.

      Voting Rights. The New Common Stock has one vote per share and is eligible to vote on all matters that come before the stockholders, including without limitation, election of directors to the Board of Directors. All holders of New Common Stock have the same voting rights and shall vote together as a single class.

      Dividends. If a dividend is declared by the Board of Directors, the New Common Stock is entitled to receive dividends.

      Liquidation. In the event of any dissolution, liquidation or winding-up of XO Parent, after payment or provision for payment of our debts and subject to any amounts that may be payable in respect of any outstanding preferred class of capital stock of XO Parent, the remaining assets will be distributed to the holders of New Common Stock on a per share basis.

Preferred Stock

      The Certificate of Incorporation of XO Parent authorizes the creation of up to 200.0 million shares of undesignated preferred stock, $0.01 par value. As of the date hereof, XO Parent has not designated the rights or preferences of any series of preferred stock and no preferred stock issued or outstanding.

Warrants

Terms

      We have issued and are in the process of distributing three series of warrants under our Plan of Reorganization: Series A Warrants, Series B Warrants and Series C Warrants.

•	The Series A Warrants are exercisable at an exercise price of $6.25 per share. As of March 31, 2003, Series A Warrants to purchase 9.5 million shares of New Common Stock are outstanding.

•	The Series B Warrants are exercisable at an exercise price of $7.50 per share. As of March 31, 2003, Series B Warrants to purchase approximately 7.1 million shares of New Common Stock are outstanding.

•	The Series C Warrants are exercisable at an exercise price of $10.00 per share. As of March 31, 2003, Series C Warrants to purchase approximately 7.1 million shares of New Common Stock are outstanding.

      Each series of warrants expires on January 16, 2010.

The Warrant Agreements

      Each of the Warrant Agreements relating to each series of warrants provides that, in the event that XO Parent issues New Common Stock at prices below the then prevailing market prices, or securities convertible into shares of New Common Stock with conversion prices below the then prevailing market prices, the number of shares of New Common Stock to be issued upon exercise of a warrant set forth on the face thereof shall, subject to certain conditions, be adjusted. In addition the number of shares of New Common Stock to be issued upon exercise of each warrant shall be adjusted after the occurrence of certain corporate events with respect to shares of New Common Stock, including stock splits, certain dividends and other distributions.

      From the January 16, 2003 until July 16, 2004, if XO Parent consummates a merger, reorganization, reclassification, consolidation or other similar transaction, the warrant will become exercisable on a per share basis for the greater of (i) the amount of cash or other consideration delivered to a non-controlling holder of a share of New Common Stock and (ii) the sum of the exercise price and the option value of the Warrant. After

July 16, 2004, the warrants will no longer have this additional protection. The Rights Offering does not trigger any adjustment pursuant to the warrant agreement.

      No fractions of a share of New Common Stock will be issued upon the exercise of any warrant, but we will pay the cash value thereof determined as provided in the Warrant Agreement.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

      The following is a summary of the Certificate of Incorporation and Bylaws of XO Parent. These provisions are summaries and are qualified in their entirety by the Certificate of Incorporation and the Bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Board of Directors

      The Certificate of Incorporation provides that the number of directors shall be determined in the manner specified by the Bylaws, and may be increased or decreased from time to time in the manner prescribed by the Bylaws. Currently, the Board of Directors consists of six (6) directors, all of whom were appointed by Mr. Icahn.

Amendment of Bylaws

      Our Board of Directors and stockholders are authorized and empowered to adopt, amend and repeal our Bylaws.

Section 203 Amendment

      The Certificate of Incorporation makes the anti-takeover protection of Section 203 of the Delaware General Corporate Law, which we refer to as the DGCL, inapplicable to XO Parent. Section 203 of the DGCL provides that a person who acquires fifteen percent (15%) or more of the outstanding voting stock of a Delaware corporation becomes an “interested stockholder.” Section 203 prohibits a corporation from engaging in mergers or certain other “business combinations” with an interested stockholder for a period of three (3) years following the time that such interested stockholder becomes an interested stockholder, unless certain conditions are satisfied.

      The DGCL defines a “business combination” broadly to include, among other things, any merger or consolidation with the interested stockholder, any merger or consolidation caused by the interested stockholder in which the surviving corporation will not be subject to Delaware law, or the sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested stockholder of any assets of the corporation having a market value equal to or greater than 10% of the aggregate market value of the assets of the corporation.

PLAN OF DISTRIBUTION

      We are offering shares of our New Common Stock directly to eligible participants pursuant to this offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of Subscription Rights or Transferable Subscription Rights in this offering and no commissions, fees or discounts will be paid in connection with it. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

      We will pay the fees and expenses of American Transfer & Trust Company as Rights Agent, and MacKenzie Partners, Inc., as Information Agent, and also have agreed to indemnify the Rights Agent and the Information Agent from any liability they may incur in connection with this offering.

      On or about October 16, 2003, we will distribute the rights certificates and copies of this prospectus to the eligible participants or their record holders. If you wish to exercise your rights and subscribe for newly-issued shares of our New Common Stock, you should follow the procedures described under “The Offering — Procedure” on page 39. The Subscription Rights are not transferable. The Transferable Subscription Rights are transferable.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is based on the opinion of Willkie Farr & Gallagher LLP, counsel to us, and summarizes certain United States federal income tax considerations to holders of the exercise or lapse of Subscription Rights and Transferable Subscription Rights and of the disposition of the New Common Stock acquired upon the exercise of the Subscription Rights. This discussion is based on the Internal Revenue Code of 1986, as amended, or the IRC, regulations promulgated thereunder by the United States Department of Treasury, published rulings and pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date of this document. Changes in these rules, or new interpretations thereof, may have retroactive effect and could significantly affect the federal income tax consequences described below.

      No rulings or determinations of the IRS or any other taxing authority has been sought or obtained with respect to the tax considerations described herein, and the discussion below is not binding upon the IRS or any other taxing authority. No assurance can be given that the IRS will not assert, or that a court will not sustain, a different position from any discussed herein.

      The following discussion applies only to U.S. persons who hold the Subscription Rights, Transferable Subscription Rights and New Common Stock acquired upon the exercise of the Subscription Rights and Transferable Subscription Rights as capital assets within the meaning of Section 1221 of the IRC. This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special rules under the IRC, including, without limitation, banks and certain other financial institutions, insurance companies, tax-exempt organizations, persons that are, or hold Subscription Rights or New Common Stock through, pass-through entities, persons whose functional currency is not the United States dollar, foreign persons, dealers in securities or foreign currency, persons who received their stock pursuant to the exercise of any employee stock option or otherwise as compensation and persons holding New Common Stock that is a hedge against, or that is hedged against, currency risk or that is part of a straddle, constructive sale or conversion transaction. Furthermore, the following discussion does not address foreign, state or local tax consequences and does not address United States federal taxes other than income taxes.

      THE FOLLOWING SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS DOES NOT DISCUSS ALL OF THE FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A HOLDER OF SUBSCRIPTION RIGHTS OR A HOLDER OF NEW COMMON STOCK. HOLDERS OF SUBSCRIPTION RIGHTS OR NEW COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE RIGHTS OFFERING OR THE RELATED ISSUANCE OF NEW COMMON STOCK TO SUCH HOLDERS.

Basis in the Subscription Rights

      Your basis in the Subscription Rights will depend on the treatment of your claims under the Plan of Reorganization. In some cases, the distribution of Subscription Rights will be taxable, and you will have a fair market value basis in the Subscription Rights. In other cases, the distribution of Subscription Rights will be part of a tax-free recapitalization transaction, and your basis will depend on your basis in the claims cancelled under the Plan of Reorganization.

(i) Pre-petition common and preferred stock — the receipt of Subscription Rights will be taxable, and you will have a fair market value basis in the Subscription Rights.

(ii) Pre-petition subordinated notes — because the pre-petition subordinated notes should be treated as securities for tax purposes, the receipt of Subscription Rights should be part of a tax-free recapitalization, and your basis in the Subscription Rights will equal your basis in the subordinated notes. If the pre-petition subordinated notes are not treated as securities for tax purposes, the receipt of

Subscription Rights will be taxable, and you will have a fair market value basis in the Subscription Rights.

(iii) Pre-petition senior unsecured notes — the treatment of the receipt of Subscription Rights will depend on whether the senior unsecured notes are securities for tax purposes. If such notes were securities for tax purposes, the receipt of Subscription Rights is part of a tax-free recapitalization, and your basis in the senior notes would be apportioned among the consideration you received (Subscription Rights, warrants and New Common Stock). If such notes were not securities for tax purposes, the receipt of Subscription Rights will be taxable, and you will have a fair market value basis in the Subscription Rights.

(iv) Pre-Petition Credit Facility — the treatment of the receipt of Transferable Subscription Rights will depend on whether claims under the Pre-Petition Credit Facility are securities for tax purposes. If such claims were not securities for tax purposes, the receipt of Transferable Subscription Rights will be taxable, and you will have a fair market value basis in the Transferable Subscription Rights. If such claims were securities for tax purposes, your basis in the Transferable Subscription Rights will depend on your basis in the claims, apportioned among the consideration received under the Plan of Reorganization.

(v) General unsecured claims — the receipt of Subscription Rights will be taxable, and you will have a fair market value basis in the Subscription Rights.

Valuation of the Transferable Subscription Rights and Subscription Rights

      The value of the Transferable Subscription Rights and Subscription Rights is relevant for determining the amount of gain or loss (where the receipt of Rights is taxable) and for determining tax basis in the Rights. Because the Transferable Subscription Rights and Subscription Rights were required to be distributed pursuant to the Plan of Reorganization, and the terms and conditions of the Rights were specified in the Plan of Reorganization, it is possible that the Rights might be treated as distributed as of the consummation of the Plan of Reorganization, and that the Rights should be valued as of the date of consummation. However, at the time of consummation of the Plan of Reorganization, the number of Rights to be issued to a particular holder was, at least in part, dependent on a number of contingencies (such as disputed claims and exercise of Rights by other holders) and the time the Rights were to be issued (and therefore the period over which they could be exercised) was not fixed. Such uncertainties and contingencies suggest that the date of actual issuance of the Subscription Rights and Transferable Subscription Rights may be a more appropriate point in time to value the Rights. Due to the lack of applicable authority, tax counsel is unable to express an opinion regarding the appropriate date for valuing the Rights, and you are urged to consult your own tax advisor concerning this issue.

Exercise of the Subscription Rights and Transferable Subscription Rights

      You will not recognize any gain or loss upon the exercise of the Subscription Rights or Transferable Subscription Rights. The basis of the New Common Stock acquired through your exercise of the Subscription Rights or Transferable Subscription Rights will be equal to the sum of the subscription price paid for the New Common Stock acquired through exercise of the Subscription Rights and your basis, if any, in the Subscription Rights. The holding period for the New Common Stock acquired through the exercise of the Subscription Rights will begin on the date the Subscription Rights are exercised.

Lapse of the Subscription Rights and Transferable Subscription Rights

      If you allow your Subscription Rights or Transferable Subscription Rights to lapse, you will recognize loss equal to the amount of your basis in the Subscription Rights or Transferable Subscription Rights.

Sale of New Common Stock

      If you sell your New Common Stock acquired through the exercise of the Subscription Rights, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your basis in the New Common Stock. Gain or loss on the sale will be long-term or short-term capital gain or loss, depending on whether you have held the shares for more than one year beginning on the date of the exercise of the rights.

LEGAL MATTERS

      The validity of the New Common Stock offered in this registration statement on form S-1 will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

      The consolidated financial statements of XO Communications, Inc. at December 31, 2002, and for the year then ended, appearing in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and at December 31, 2001, and for each of the two years in the period ended December 31, 2001, by Arthur Andersen, LLP, independent public accountants, as set forth in their respective reports thereon (the 2001 Arthur Andersen, LLP report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-1 that was filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus as permitted by the rules and regulations of the Securities and Exchange Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the Company and the Plan of Reorganization. Statements made in this prospectus as to the provisions of any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended or the Exchange Act, and, in accordance therewith, file reports and other information with the Commission. Our reports and other information we file can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the Commission at 1-800-SEC-0330 for more information on the Public Reference Section. The Commission maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that file electronically with the Commission.

      Effective as of October 25, 2000, we changed our name from NEXTLINK Communications, Inc. to XO Communications, Inc. The reports and other information that we filed with the Commission prior to October 25, 2000 will be under the NEXTLINK name.

      We also post our most recent Exchange Act filings on our website at www.xo.com.

      Quotations for our New Common Stock under the symbol “XOCM” are available at www.OTCBB.com on the Nasdaq over-the-counter bulletin board and in the Pink Sheets at www.pinksheets.com.

      YOU MAY REQUEST A COPY OF OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AT NO COST, OR AT WWW.SEC.GOV, OR BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

XO Communications, Inc.

11111 Sunset Hills Road
Reston, Virginia 20190
Attn: Corporate Secretary
Telephone: (703) 547-2000

      You should rely only on the information contained in this prospectus or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

INDEX TO FINANCIAL STATEMENTS

Part I. Financial Information

Item 1. XO Communications, Inc. and Subsidiaries Condensed Consolidated Financial Statements

Page

Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets for Reorganized XO as of June 30, 2003 and January 1, 2003 and for Predecessor XO as of December 31, 2002 (Unaudited)	F-2
Condensed Consolidated Statements of Operations for Reorganized XO for the Three Months Ended June 30, 2003 and for Predecessor XO for the Three Months Ended June 30, 2002 (Unaudited)	F-3

Condensed Consolidated Statements of Operations for Reorganized XO for the Six Months Ended June 30, 2003 and for Predecessor XO for January 1, 2003 and for the Six Months Ended June 30, 2002 (Unaudited)
F-4

Condensed Consolidated Statements of Cash Flows for Reorganized XO for the Six Months Ended June 30, 2003 and for Predecessor XO for January 1, 2003 and for the Six Months Ended June 30, 2002 (Unaudited)
F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6
Audited Consolidated Financial Statements
Report of Ernst & Young LLP, Independent Auditors	F-25
Report of Independent Public Accountants	F-26
Consolidated Balance Sheets as of December 31, 2002 and 2001 and Pro Forma Unaudited Balance Sheet as of December 31, 2002	F-27
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	F-28
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2002, 2001 and 2000	F-29
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	F-31
Notes to Consolidated Financial Statements	F-32
Schedule II — Consolidated Valuation and Qualifying Accounts	F-60

Item 1.     Financial Statements

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	Reorganized XO	Reorganized XO	Predecessor XO
	June 30, 2003	January 1, 2003	December 31, 2002

	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$361,161	$314,038	$314,038
Marketable securities	2,247	246,945	246,945
Investment in debt securities	158,516	—	—
Accounts receivable, net of allowance for doubtful accounts of $39,804 at June 30, 2003; and $37,030, at January 1, 2003 and at December 31, 2002, respectively	109,415	116,541	116,541
Other current assets	18,884	35,192	83,480

Total current assets	650,223	712,716	761,004
Property and equipment, net	475,288	476,588	2,780,589
Fixed wireless licenses and other intangibles, net	122,596	135,678	984,614
Other assets, net	45,924	23,108	59,289

Total assets	$1,294,031	$1,348,090	$4,585,496

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$62,747	$67,268	$63,729
Accrued liabilities	200,713	235,192	266,102
Current liabilities subject to compromise	—	—	5,497,207

Total current liabilities	263,460	302,460	5,827,038
Long-term liabilities not subject to compromise	—	—	75,242
Long-term liabilities subject to compromise	—	—	7,182
Long-term debt	517,274	500,000	—
Other long-term liabilities	74,645	70,630	—

Total liabilities	855,379	873,090	5,909,462
Predecessor XO redeemable preferred stock: par value $0.01 per share, 25,000,000 shares authorized: 7,856,918 shares issued and outstanding, aggregate liquidation preference of $1,693,293, subject to compromise	—	—	1,708,316
Commitments and contingencies Stockholders’ equity (deficit):
Reorganized XO preferred stock: par value $0.01 per share, 200,000,000 shares authorized: none issued	—	—	—
Reorganized XO common stock, par value $0.01 per share, 1,000,000,000 shares authorized: 95,740,826 and 95,000,001 shares issued and outstanding on June 30, 2003 and January 1, 2003, respectively	478,957	475,000	—
Predecessor XO common stock, par value $0.02 per share, Class A, 1,000,000,000 shares authorized: 331,033,219 shares issued and outstanding, Class B, 120,000,000 shares authorized: 104,423,158 shares issued and outstanding	—	—	4,628,139
Deferred compensation	—	—	(8,500)
Accumulated other comprehensive income	19	—	2,512
Accumulated deficit	(40,324)	—	(7,654,433)

Total stockholders’ equity (deficit)	438,652	475,000	(3,032,282)

Total liabilities and stockholders’ equity (deficit)	$1,294,031	$1,348,090	$4,585,496

See accompanying notes to the unaudited condensed consolidated financial statements.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)
(Unaudited)

	Reorganized XO	Predecessor XO
	Three Months Ended	Three Months Ended
	June 30, 2003	June 30, 2002

Revenue	$283,918	$325,480
Costs and expenses:
Cost of service	104,898	134,346
Selling, operating, and general	165,042	188,253
Stock-based compensation	—	8,891
Depreciation and amortization	27,238	167,843
Restructuring and asset write-downs	—	2,918

Total costs and expenses	297,178	502,251
Loss from operations	(13,260)	(176,771)
Interest income	4,671	4,225
Interest expense, net (contractual interest was $121,512 for the three months ended June 30, 2002)	(11,687)	(104,419)
Other income, net	440	2
Reorganization expense, net	—	(69,170)

Net loss	(19,836)	(346,133)
Recognition of preferred stock modification fee, net — reorganization item	—	78,703
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(19,421)

Net loss applicable to common shares	$(19,836)	$(286,851)

Net loss per common share, basic and diluted:
Net loss	(0.21)	(0.78)
Recognition of preferred stock modification fee, net — reorganization item	—	0.17
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(0.04)

Net loss per common share, basic and diluted	$(0.21)	$(0.65)

Weighted average shares, basic and diluted	95,129,610	442,219,619

See accompanying notes to the unaudited condensed consolidated financial statements.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)
(Unaudited)

		Predecessor XO
	Reorganized XO
	Six Months	Six Months
	Ended	Ended	January 1,
	June 30, 2003	June 30, 2002	2003

Revenue	$570,011	$658,885	$—
Costs and expenses:
Cost of service	212,404	274,713	—
Selling, operating, and general	331,277	393,503	—
Stock-based compensation	—	17,986	—
Depreciation and amortization	53,605	329,199	—
Restructuring and asset write-downs	—	2,918	—

Total costs and expenses	597,286	1,018,319	—
Loss from operations	(27,275)	(359,434)	—
Interest income	7,881	9,765	—
Interest expense, net (contractual interest was $241,115 for the six months ended June 30, 2002)	(21,370)	(225,145)	—
Other income (loss), net	440	(200)	—
Reorganization gain (expense), net	—	(70,146)	3,032,282

Net income (loss) before cumulative effect of accounting change	(40,324)	(645,160)	3,032,282
Cumulative effect of accounting change	—	(1,876,626)	—

Net income (loss)	(40,324)	(2,521,786)	3,032,282
Recognition of preferred stock modification fee, net — reorganization item	—	78,703	—
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(42,247)	—

Net income (loss) applicable to common shares	$(40,324)	$(2,485,330)	$3,032,282

Net income (loss) per common share, basic and diluted:
Net income (loss) before cumulative effect of accounting change	$(0.42)	$(1.46)	$6.86
Cumulative effect of accounting change	—	(4.24)	—

Net income (loss)	(0.42)	(5.70)	6.86
Recognition of preferred stock modification fee, net — reorganization item	—	0.17	—
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	(0.09)	—

Net income (loss) per common share, basic and diluted	$(0.42)	$(5.62)	$6.86

Weighted average shares, basic and diluted	95,071,784	442,212,843	441,964,342

See accompanying notes to the unaudited condensed consolidated financial statements.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)
(Unaudited)

		Predecessor XO
	Reorganized XO
	Six Months	Six Months
	Ended	Ended	January 1,
	June 30, 2003	June 30, 2002	2003

OPERATING ACTIVITIES:
Net income (loss)	$(40,324)	$(2,521,786)	$3,032,282
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash reorganization items	—	57,189	(3,032,282)
Depreciation and amortization	53,605	329,199	—
Stock-based compensation	—	17,986	—
Cumulative effect of accounting change	—	1,876,626	—
Accretion of interest	21,234	—	—
Changes in assets and liabilities:
Accounts receivable	11,310	42,617	—
Other assets	6,057	(17,845)	—
Accounts payable	(120)		—
Accrued liabilities	(30,010)		—
Other liabilities subject to compromise	—	197,572	—
Other liabilities not subject to compromise	—	(45,733)	—

Net cash provided by (used in) operating activities	21,752	(64,175)	—
INVESTING ACTIVITIES:
Purchases of property and equipment	(38,994)	(149,467)	—
Sales of marketable securities	312,232	317,643	—
Purchases of marketable securities and debt securities	(226,030)	(15,786)	—
Purchases of escrowed/pledged securities	(25,000)	—	—

Net cash provided by investing activities	22,208	152,390	—
FINANCING ACTIVITIES:
Repayments of capital leases	(541)	(5,096)
Proceeds from issuance of common stock	3,704	—	—

Net cash provided by (used in) financing activities	3,163	(5,096)	—
Effect of exchange rate changes on cash	—	(1,256)	—

Net increase in cash and cash equivalents	47,123	81,863	—
Cash and cash equivalents, beginning of period	314,038	246,189	314,038

Cash and cash equivalents, end of period	$361,161	$328,052	$314,038

SUPPLEMENTAL DATA:
Non-cash financing and investing activities:
Accrued redeemable preferred stock dividends, payable in shares of redeemable preferred stock	$—	$45,683	$—
Cash paid for interest	$292	$30,452	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BASIS OF PRESENTATION

      The condensed consolidated financial statements of XO Communications, Inc. (“XO Parent”) and its subsidiaries (together with its predecessors, collectively referred to as the “Company” or “XO”) are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States for interim financial statements and the Securities and Exchange Commission (the “Commission”) instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. As discussed further in note 2, the condensed consolidated statements of operations and cash flows for reorganized XO for the three and six months ended June 30, 2003, show the operations of the reorganized Company from and including January 1, 2003, the date that the reorganized Company applied fresh start accounting, through June 30, 2003. Predecessor XO’s January 1, 2003 statements of operations and cash flows reflect only the effect of the reorganization and the application of fresh start as of such date and do not reflect any operating results. Operating results for the three and six month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for any subsequent quarterly period, or for the year ending December 31, 2003. In the opinion of management, the unaudited condensed consolidated financial statements contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of XO, included in its Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Annual Report”).

      As further discussed in the 2002 Annual Report, on June 17, 2002 (the “Petition Date”), XO Parent filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). XO Parent emerged from the Bankruptcy Court proceedings pursuant to the terms of its third amended plan of reorganization (the “Plan of Reorganization”) on January 16, 2003 (the “Effective Date”). As discussed in note 2, the Company implemented the fresh start accounting provisions (“fresh start”) of the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”) as of January 1, 2003. Under fresh start, the fair value of the reorganized Company was allocated among its assets and liabilities, and its accumulated deficit as of January 1, 2003 was eliminated. As discussed in note 2, the implementation of fresh start has resulted in a substantial reduction in the carrying value of the Company’s long-lived assets, including property and equipment, broadband wireless licenses, other intangible assets and other noncurrent assets. As a result, the predecessor financial statements are not comparable to financial statements of the reorganized Company.

2.	REORGANIZATION AND FRESH START ACCOUNTING

      On the Effective Date, XO Parent consummated its Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet. As described in more detail in the 2002 Annual Report, the consummation of the Plan of Reorganization resulted in the following changes in XO Parent’s capital structure:

•	The conversion of $1.0 billion of loans under its pre-petition secured credit facility into $500.0 million of outstanding principal amount under a new credit agreement (the “New Credit Agreement”);

•	The extinguishment of all amounts due under its pre-petition unsecured senior and subordinated notes and certain general unsecured obligations;

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The cancellation of all outstanding shares and interests in its pre-petition preferred stock and pre-petition common stock; and

•	The issuance of approximately 95.0 million shares of common stock of the reorganized Company (“New Common Stock”) and warrants to purchase up to an additional 23.75 million shares of New Common Stock of the reorganized Company. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock and warrants to purchase approximately 6.2 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims after the resolution of disputed bankruptcy claims.

      In accordance with the Plan of Reorganization, XO Parent intends to issue to certain holders of claims of interest in XO Parent, who held such claims and/or interests as of the November 15, 2002 record date, rights to subscribe for up to 40.0 million shares of New Common Stock, at $5.00 per share, through a rights offering, (the “Rights Offering”). In addition, pursuant to a stipulation relating to the settlement of a claim made against XO Parent purportedly on behalf of its shareholders (the “Stockholder Stipulation”), holders of shares of pre-petition class A common stock of XO Parent will receive additional nontransferable rights exercisable for up to 3.3 million shares of New Common Stock to the extent that the rights otherwise allocable to such holders in the Rights Offering are exercisable for less than 3.3 million shares of New Common Stock, at $5.00 per share. Accordingly, not less than 40.0 million shares and not more than 43.3 million shares will be offered in the Rights Offering. XO Parent filed a registration statement with the Commission on July 22, 2003 with respect to the shares of New Common Stock issuable upon exercise of these rights.

      The Company adopted fresh start as of January 1, 2003. Although the Effective Date of the Plan of Reorganization was January 16, 2003, due to the immateriality of the results of operations for the period between January 1, 2003 and the Effective Date, the Company has accounted for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implemented fresh start as of that date. Fresh start required that the Company adjust the historical cost of its assets and liabilities to their fair values as determined by the reorganization value of the Company and that the reorganization value be allocated among the reorganized entity’s net assets in conformity with procedures specified by SFAS No. 141, “Business Combinations,” (“SFAS No. 141”). The Company engaged an independent appraiser to assist in the allocation of the reorganization value to the reorganized Company’s assets and liabilities by determining the fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases. The accompanying January 1, 2003 statement of operations and balance sheet show the impact of this valuation, but do not reflect any of the Company’s operating results as attributable to that date. A

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reconciliation of the adjustments recorded in connection with the reorganization and the adoption of fresh start is presented below (in thousands):

	Predecessor XO			Reorganized XO
	December 31,			January 1,
	2002		Fresh Start	2003
	(Audited)	Reorganization	Adjustments(d)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$314,038	$—	$—	$314,038
Marketable securities	246,945	—	—	246,945
Accounts receivable, net	116,541	—	—	116,541
Other current assets	83,480	—	(48,288)	35,192

Total current assets	761,004	—	(48,288)	712,716
Property and equipment, net	2,780,589	—	(2,304,001)	476,588
Fixed wireless licenses and other intangibles, net	984,614	—	(848,936)	135,678
Other assets, net	59,289	—	(36,181)	23,108

Total assets	$4,585,496	$—	$(3,237,406)	$1,348,090

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor XO				Reorganized XO
	December 31,				January 1,
	2002			Fresh Start	2003
	(Audited)	Reorganization		Adjustments(d)	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$63,729	$—		$3,539	$67,268
Accrued liabilities	266,102	—		(30,910)	235,192
Current liabilities subject to compromise	5,497,207	(5,466,667	)(a)	(30,540)	—

Total current liabilities	5,827,038	(5,466,667)		(57,911)	302,460
Long-term debt	—	500,000	(b)	—	500,000
Other long-term liabilities	75,242	—		(4,612)	70,630
Long-term liabilities subject to compromise	7,182	—		(7,182)	—

Total liabilities	5,909,462	(4,966,667)		(69,705)	873,090
Predecessor XO redeemable preferred stock — subject to compromise	1,708,316	(1,708,316	)(a)	—	—
Stockholders’ (deficit) equity:
Predecessor XO common stock	4,628,139	—		(4,628,139)	—
Reorganized XO common stock and warrants	—	475,000	(c)	—	475,000
Deferred compensation	(8,500)	—		8,500	—
Accumulated other comprehensive income	2,512	—		(2,512)	—
Accumulated deficit	(7,654,433)	6,199,983		1,454,450	—

Total stockholders’ (deficit) equity	(3,032,282)	6,674,983		(3,167,701)	475,000

Total liabilities and stockholders’ (deficit) equity	$4,585,496	$—		$(3,237,406)	$1,348,090

(a)	To record the discharge of pre-petition indebtedness, including a $1.0 billion credit facility, $4.2 billion of senior and convertible subordinated notes, $245.2 million of accrued interest, the elimination of $1.7 billion of pre-petition redeemable preferred stock and $50.6 million of accrued dividends all in accordance with the Plan of Reorganization.

(b)	To record the outstanding principal under the New Credit Agreement, in accordance with the Plan of Reorganization.

(c)	To record the issuance of New Common Stock and warrants in accordance with the Plan of Reorganization.

(d)	To adjust the carrying value of assets, liabilities and stockholders’ equity to fair value, in accordance with fresh start.

     Reorganization gain, net on January 1, 2003 consisted of the following (dollars in thousands):

Net gain resulting from reorganization of debt, preferred stock and equity	$6,199,983
Net loss resulting from fresh start fair value adjustments to assets and liabilities	(3,167,701)

Total reorganization gain, net	$3,032,282

      As of December 31, 2002, the Company had incurred $91.1 million in net reorganization expenses which included the write-off of deferred financing fees associated with the issuance of XO’s pre-petition debt and professional fees incurred in conjunction with the Company’s recapitalization.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Review of Significant Accounting Policies

      As discussed in note 2, the Company adopted fresh start as of January 1, 2003, creating, in substance, per SOP 90-7, a new reporting entity. The reorganized Company has adopted the policy of expensing customer installation costs and internal labor directly associated with network construction in the period in which the costs are incurred. The predecessor Company capitalized and amortized these costs. In accordance with SOP 90-7, the reorganized Company was also required to implement newly issued accounting pronouncements that would require adoption within twelve months of applying fresh start.

Principles of Consolidation

      The Company’s condensed consolidated financial statements include all of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest. All inter-company accounts and transactions among consolidated entities have been eliminated.

Preparation of Condensed Consolidated Financial Statements

      The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market accounts that are available on demand. The carrying amount of these instruments approximates fair value due to their short maturities.

Marketable Securities

      Substantially all of the Company’s marketable securities currently consist of U.S. government agency issued and other high-grade and highly-liquid securities with original maturities beyond three months. The Company classifies investments in debt and equity securities as available-for-sale and records such investments at fair value. The fair values are based on quoted market prices. Unrealized gains and losses on available-for-sale marketable securities are reported as a separate component of comprehensive income. Realized gains and losses for available-for-sale securities are recognized in interest income.

Investment in Debt Securities

      Investment in debt securities at June 30, 2003 consists of investments in senior secured bank debt of Global Crossing Ltd. and Global Crossing Holdings Ltd. (collectively “Global Crossing”), a telecommunications company which is currently in Chapter 11 reorganization proceedings, see also note 12. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. Accordingly, XO is currently reporting all Global Crossing debt securities at cost and has not accrued any interest income on this investment.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Lived Assets

      Long-lived assets includes property and equipment, broadband wireless licenses, and intangible assets to be held and used. Long-lived assets, excluding intangible assets with indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). The criteria for determining impairment for such long-lived assets to be held and used is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of June 30, 2003. In the event that there are changes in the planned use of the Company’s long-lived assets or its expected future undiscounted cash flows are reduced significantly, the Company’s assessment of its ability to recover the carrying value of these assets under SFAS No. 144 could change.

      Intangible assets with indefinite useful lives are tested for impairment annually or more frequently if an event indicates that the asset might be impaired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”), the fair value of these intangible assets is determined based on a discounted cash flow methodology.

Property and Equipment

      Property and equipment acquired prior to December 31, 2002 is stated at its fair value at January 1, 2003, as required by fresh start, net of subsequent depreciation. Additions to property and equipment during 2003 are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets beginning in the month telecommunications networks and acquired bandwidth are substantially complete and available for use and in the month equipment and furniture are acquired. Telecommunications networks and bandwidth include the deployment of fiber optic cable and telecommunications hardware and software for the expressed purpose of delivering telecommunications services. Costs of additions and improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Direct external costs of constructing property and equipment are capitalized including interest costs related to construction. The reorganized Company has adopted the policy of expensing internal labor directly associated with network construction in the period in which the costs are incurred.

      Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is provided using the straight-line method over the shorter of the estimated useful lives of the leased assets or the related lease term.

      The estimated useful lives of property and equipment are as follows:

Telecommunications networks and acquired bandwidth	3-20 years
Furniture, fixtures, equipment, and other	5-7 years
Leasehold improvements	the shorter of the estimated useful lives or the terms of the leases

      These useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry, which could impact the network architecture and asset utilization. Accordingly, in making this assessment, the Company considers its planned use of the assets, the views of experts within the Company and outside sources regarding the impact of technological advances and trends in the industry on the value and useful lives of its network assets.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Wireless Licenses and Other Intangibles

      Fixed wireless licenses acquired prior to December 31, 2002 are stated at their fair values at January 1, 2003, as required by fresh start, net of subsequent amortization. The reorganized Company is amortizing these licenses over an estimated useful life of 10 years based on the initial license term granted by the Federal Communications Commission. Amortization commences when commercial service using broadband wireless technology is deployed in the license’s geographic area.

      Other intangibles of the Company are valued at fair value as required by the provisions of fresh start and SFAS No. 141 and consist of customer relationships, internally developed technology and XO’s trade name. The customer relationships and internally developed technology are being amortized using the straight-line method over their estimated useful lives of three years. The XO trade name was determined to have an indefinite life. Accordingly, it is not subject to amortization; however, it is reviewed at least annually for impairment as required under SFAS No. 142.

Other Assets

      Other assets consist primarily of escrow and security deposits, investments in publicly traded companies and pledged securities. The escrow and security deposits and pledged securities are stated at cost, and their fair value approximates their carrying value. Investments in publicly traded companies are stated at fair value.

Income Taxes

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires that deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

      As of December 31, 2002, the Company had net operating loss carryforwards of approximately $4.0 billion and capital loss carryforwards of approximately $0.5 billion. As of the Effective Date, the Company recognized a substantial amount of taxable income from the cancellation of indebtedness, eliminating a substantial portion of these capital and net operating loss carryforwards. Other tax attributes, including property bases, have also been reduced. Any surviving capital or net operating loss carryforwards will be subject to limitations imposed under the ownership change rules in the U.S. Internal Revenue Code. As discussed in more detail in note 10, the Company will join with the affiliated group of corporations controlled by Mr. Carl C. Icahn in filing a consolidated federal income tax return for periods following the Effective Date.

Revenue Recognition

      Revenues from telecommunications services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. In circumstances when these criteria are not met, revenue recognition is deferred until resolution occurs.

      Service discounts and incentives related to telecommunication services are recorded as a reduction of revenue when granted or ratably over a contract period. Fees billed in connection with service installations and other non-recurring charges are deferred and recognized ratably over the estimated customer life.

      The Company establishes allowances for collection of doubtful accounts and other sales credit adjustments. Allowances for sales credits are established through a charge to revenue, while allowances for doubtful accounts are established through a charge to selling, operating and general expense. The Company assesses the adequacy of these reserves monthly by considering general factors, such as the length of time individual

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivables are past due, historical collection experience, the economic and competitive environment, and changes in the creditworthiness of its customers. The Company believes that the established valuation allowances were adequate as of June 30, 2003 and December 31, 2002. If circumstances relating to specific customers change or economic conditions worsen such that the Company’s past collection experience and assessment of the economic environment are no longer relevant, XO’s estimate of the recoverability of its trade receivables could be further reduced.

      Revenue from the sale or lease of unlit network capacity is recognized upon consummation of the transaction and the acquirer’s acceptance of the capacity in instances when the Company receives upfront cash payments and is contractually obligated to transfer title to the specified capacity at the end of the contract term. If the transaction does not meet these criteria, revenue is recognized ratably over the contract term. There were no sales of unlit capacity during the reported periods.

Cost of Service

      Cost of service includes expenses directly associated with providing telecommunications services to customers, including, among other items, the cost of connecting customers to the Company’s networks via leased facilities, the costs of leasing components of our network facilities and costs paid to third party providers for interconnect access and transport services. All such costs are expensed as incurred. The Company accrues for the expected costs of services received from third party telecommunications providers during the period the services are rendered. Invoices received from the third party telecommunications providers are often disputed due to billing discrepancies. The Company accrues for all invoiced amounts, even amounts in dispute, as these amounts represent contingent liabilities that are considered probable and measurable. Disputes resolved in the Company’s favor may reduce cost of service in the period the dispute is settled and typically reflect costs paid in the prior periods. Because the period of time required to resolve these types of disputes often lapses over several quarters, the benefits associated with the favorable resolution of such disputes normally are realized in periods subsequent to the accrual of the disputed invoice. During the first half of 2003, the settlements resulted in approximately $12.4 million of net benefit to cost of service.

     Net Income (Loss) Per Share

      Net income (loss) per common share, basic and diluted, is computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for the period. In periods of net loss, the assumed common share equivalents for options and warrants are anti-dilutive.

     Stock-Based Compensation

      Effective January 1, 2003, the Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” (“SFAS No. 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”), to provide for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion (“APB”) No. 28, “Interim Financial Reporting,” (“APB No. 28”) to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

      As allowed by SFAS No. 148, the Company has chosen to continue to account for compensation cost associated with its employee stock plan in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) adopting the disclosure-only provisions of SFAS No. 123. Under this method, no compensation expense is recorded if stock options are

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted at an exercise price equal to the fair market value of the Company’s stock on the grant date. If the Company had adopted the fair value method of accounting for its stock awards, stock-based compensation would have been determined based on the fair value for all stock awards at the grant date using a Black-Scholes pricing model and the assumptions noted below. The Company’s pro forma net loss applicable to common shares, and pro forma net loss per common share, basic and diluted, under the fair value method would have been as follows (dollars in thousands, except per share data):

	Reorganized XO	Predecessor XO
	Three Months Ended	Three Months Ended
	June 30, 2003	June 30, 2002

Net loss applicable to common shares, as reported	$(19,836)	$(286,851)
Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	—	8,891
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all stock awards, net of related tax effects	(3,957)	(366)

Pro forma net loss	$(23,793)	$(278,326)

Net loss per common share, basic and diluted:
Net loss per common share, basic and diluted — as reported	$(0.21)	$(0.65)

Net loss per common share, basic and diluted — pro forma	$(0.25)	$(0.63)

Black Scholes Assumptions:
Expected volatility	75.0%	125.0%
Risk free interest rate	2.4%	4.0%
Dividend yield	0.0%	0.0%
Expected life (range in years)	4.0	4.0
Weighted average fair value per share at grant date	$2.73	$0.11

	Reorganized XO	Predecessor XO
	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002

Net loss applicable to common shares, as reported	$(40,324)	$(2,485,330)
Add: Stock-based employee compensation expense included in net loss applicable to common shares, as reported	—	17,986
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all stock awards, net of related tax effects	(7,995)	(732)

Pro forma net loss	$(48,319)	$(2,468,076)

Net loss per common share, basic and diluted:
Net loss per common share, basic and diluted — as reported	$(0.42)	$(5.62)

Net loss per common share, basic and diluted — pro forma	$(0.51)	$(5.58)

Black Scholes Assumptions:
Expected volatility	75.0%	125.0%
Risk free interest rate	2.6%	4.0%
Dividend yield	0.0%	0.0%
Expected life (range in years)	4.0	4.0
Weighted average fair value per share at grant date	$2.83	$0.11

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Comprehensive Loss

      Comprehensive loss includes the Company’s net loss applicable to common shares, as well as net unrealized gains and losses on available-for-sale investments and, for any periods prior to second quarter 2002, foreign currency translation adjustments relating to the Company’s European operations, which were disposed of in February 2002.

     Concentration of Credit Risk

      During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with a duration of less than one year. The Company invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured bank debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If the Company chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that the Company will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it, or that any distribution that may be received upon consummation of Global Crossing’s bankruptcy case will have a value equal to or greater than this investment.

      Other financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Although the Company’s trade receivables are geographically dispersed and include customers in many different industries, a portion of the Company’s revenue is generated from services provided to other telecommunications service providers. Several of these companies have filed for protection under Chapter 11 of the Bankruptcy Code. The Company believes that its established valuation and credit allowances are adequate as of June 30, 2003 to cover these risks.

     Fair Value of Financial Instruments

      SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value. The carrying amounts for the Company’s financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities with the exception of the investment in debt securities which consists primarily of senior secured bank debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The Global Crossing debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems and is therefore recorded at cost. Management believes that fair market value approximates cost for this investment.

     Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”), which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which a legal or contractual removal obligation is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, SFAS No. 143 requires the liability to be recognized when a reasonable estimate of the fair value can be made. As required by SOP 90-7, we implemented SFAS No. 143 on January 1, 2003, in conjunction with the implementation of fresh start and recorded an estimated asset retirement obligation of $12.0 million, as disclosed in note 5 to the accompanying condensed consolidated financial statements.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of the Financial Accounting Standards Board (the “FASB”) Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002” (“SFAS No. 145”), which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity’s statement of operations. SFAS No. 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an extraordinary item only when the extinguishment meets the criteria of both “unusual in nature” and “infrequent in occurrence” as prescribed under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB No. 30”). The adoption of SFAS No. 145 had no effect on the Company’s financial position or results of operations for the reported periods. The Company recognized extraordinary gains from debt repurchases in the third and fourth quarters of 2001. In the future, such gains will be reclassified in the respective consolidated statements of operations in accordance with SFAS No. 145.

      Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements’ commitment to an exit plan, which is generally before an actual liability has been incurred. In the six months ended June 30, 2003, the Company did not have any exit or disposal activities after December 31, 2002; however, the provisions of SFAS No. 146 were implemented in conjunction with the Company’s implementation of fresh start. Accordingly, as discussed in note 6, the Company’s remaining restructuring accrual has been reduced to its net present value.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” (“SFAS No. 148”) which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”), to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, “Interim Financial Reporting,” or APB No. 28, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 28. Effective January 1, 2003, we adopted the disclosure provisions of SFAS No. 148. As allowed by SFAS No. 148, we have chosen to continue to account for compensation cost associated with our employee stock plans in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25.

      In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS No. 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not believe that the adoption of SFAS No. 149 will have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS No. 150”), which establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

some circumstances). SFAS No. 150 is effective beginning with the second quarter of fiscal 2004. We do not believe the adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

4.     LONG-LIVED ASSETS

      As discussed in note 2, the Company applied fresh start on January 1, 2003. Accordingly its property and equipment, broadband wireless licenses and other intangible assets as of January 1, 2003, have been recorded at their then fair values. Purchases of long-lived assets during 2003 have been recorded at cost.

      As of June 30, 2003, the Company had approximately $598 million of long-lived assets, including approximately $98 million of construction-in-progress and certain broadband wireless licenses that are not currently ready for their intended use or placed into service. Accordingly, these long-lived assets are not being depreciated or amortized.

     Property and Equipment

      Property and equipment consisted of the following components (dollars in thousands):

	Reorganized XO	Reorganized XO	Predecessor XO
	June 30,	January 1,	December 31,
	2003	2003	2002

Telecommunications networks and acquired bandwidth	$368,727	$359,247	$2,920,819
Furniture, fixtures, equipment, and other	72,161	61,501	656,994

	440,888	420,748	3,577,813
Less accumulated depreciation	(40,274)	—	(1,165,216)

	400,614	420,748	2,412,597
Network construction-in-progress	74,674	55,840	367,992

	$475,288	$476,588	$2,780,589

      Depreciation expense related to property and equipment for the reorganized Company’s three and six months ended June 30, 2003 was $20.7 million and $40.5 million, respectively, and for the predecessor Company’s three and six months ended June 30, 2002 was $141.5 million and $276.5 million, respectively.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Fixed Wireless Licenses and Other Intangibles

      Fixed wireless licenses and other intangible assets consisted of the following components (dollars in thousands):

	Reorganized XO	Reorganized XO	Predecessor XO
	June 30,	January 1,	December 31,
	2003	2003	2002

Fixed wireless licenses	$59,508	$59,508	$997,942
Customer relationships	49,987	49,987	123,745
Internally developed technology	9,521	9,521	—
Acquired technology	—	—	130,515
Other	—	—	35,413

	119,016	119,016	1,287,615
Less accumulated amortization	(13,082)	—	(303,001)

	105,934	119,016	984,614
XO Trade name — indefinite life asset	16,662	16,662	—

	$122,596	$135,678	$984,614

      Amortization expense related to intangible assets for the reorganized Company’s three and six months ended June 30, 2003 was $6.5 million and $13.1 million, respectively, and for the predecessor Company’s three and six months ended June 30, 2002 was $26.4 million and $52.7 million, respectively.

     Goodwill

      In July 2001, SFAS No. 142 was issued and revised the accounting for purchased goodwill and intangible assets and superseded APB Opinion No. 17, “Intangible Assets” (“APB No. 17”). As described in greater detail in the 2002 Annual Report, the predecessor Company performed the required impairment tests of goodwill as of January 1, 2002, and as a result, during the first quarter of 2002, the predecessor Company recorded a $1,876.6 million adjustment as a cumulative effect of accounting change to write-off all of its goodwill.

5.     ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

      In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) was issued which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which the entity makes the legal or contractual commitment related to the removal obligation if a reasonable estimate of fair value can be made. The Company implemented SFAS No. 143 on January 1, 2003 in conjunction with its implementation of fresh start.

      The Company leases Internet data center facilities and various technical sites. Terminating and decommissioning these locations would require the removal of any XO assets and restoration of the leased space to its original condition. Accordingly, upon adoption of SFAS No. 143, the Company recorded an estimated asset retirement obligation of $12.0 million, which was estimated using management’s best estimate of the expected cash flows. The present value of the asset retirement obligation was calculated using a discount rate of 8.0% over a period of 5-20 years, which is representative of the estimated remaining period XO will occupy its data centers and technical facilities.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     RESTRUCTURING CHARGES AND ASSET WRITE-DOWNS

      During the second half of 2001, and the first half of 2002, the Company implemented a plan to restructure certain of its business operations. The restructuring plan included reducing the Company’s discretionary spending, capital expenditures and workforce based on its assessment at that time of current and expected future market conditions and the divestiture of its European operations. As of June 30, 2003, the remaining restructuring accrual was $36.2 million, which relates primarily to payments due to landlords on exited leased facilities. The restructuring accrual has decreased from $79.0 million as of December 31, 2002, primarily due to payments associated with exited leased facilities and adjustments made in conjunction with the Company’s implementation of fresh start to appropriately reflect the remaining accrual at its net present value in accordance with the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

7.     LONG-TERM DEBT

      As discussed in the 2002 Annual Report and in note 2, upon the Effective Date, the $1.0 billion of loans under the pre-petition senior secured credit facility were converted into 90.25 million shares of New Common Stock of the reorganized Company and $500.0 million of outstanding principal amount of loans under the New Credit Agreement. The maturity date of the outstanding principal under the New Credit Agreement is July 15, 2009 and automatic and permanent quarterly reductions of the principal amount commence on October 15, 2007. The security for the New Credit Agreement consists of all assets of XO Parent, including stock of its direct and indirect subsidiaries, and all assets of virtually all of those subsidiaries. The New Credit Agreement limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to minimum cash balance and EBITDA (earnings before interest, taxes, depreciation and amortization) requirements and maximum capital expenditures. Under certain circumstances, the New Credit Agreement permits the Company to obtain a senior secured facility of up to $200.0 million, subject to reduction in an amount equal to any proceeds received from the exercise of rights in the Rights Offering. At June 30, 2003, long-term debt of $517.3 million including $500.0 million principal amount outstanding on the New Credit Agreement and $17.3 million of accrued interest thereon. Approximately 85% of the underlying loans of the New Credit Agreement are held by Arnos Corp., an entity controlled by Mr. Carl C. Icahn, (“Mr. Icahn”) Chairman and controlling shareholder of XO.

      The Company is not required to pay cash interest accrued on the principal amount under the New Credit Agreement until it meets certain financial ratios; however the Company can elect to begin paying interest in cash prior to the required date. Loans under the New Credit Agreement bear interest, at the Company’s option, at an alternate base rate, as defined, or a Eurodollar rate, plus in each case, applicable margins. Once the Company begins to pay accrued interest in cash, the applicable margins are reduced. At June 30, 2003, the annualized weighted average interest rate applicable to outstanding borrowings under the New Credit Agreement was 7.54%.

      Also upon the Effective Date, all of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims were cancelled in exchange for (i) 4.75 million shares of New Common Stock of the reorganized Company, (ii) warrants to purchase shares up to an additional 23.75 million shares of New Common Stock of the reorganized Company (iii) rights to purchase shares of New Common Stock in accordance with the terms of the Rights Offering and (iv) a portion of the cash consideration received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock and warrants to purchase approximately 6.2 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims. These securities will be distributed upon final resolution of disputed XO Parent bankruptcy claims. Holders of pre-

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

petition subordinated notes of XO Parent had their securities cancelled, and received a cash payment under certain terms as defined by the Plan of Reorganization and are entitled to participate in the Rights Offering.

8.     STOCKHOLDERS’ EQUITY

      Pursuant to the Company’s Certificate of Incorporation that was adopted in connection with the Plan of Reorganization, the Company has the authority to issue 1,000.0 million shares of New Common Stock and 200.0 million shares of new undesignated preferred stock. As of June 30, 2003, approximately 95.7 million shares of New Common Stock had been issued, more than 80% of which were owned and controlled by Cardiff Holding LLC (“Cardiff”), a Delaware limited liability company controlled by Mr. Icahn. As part of the distribution process, XO Parent is holding approximately 1.0 million shares of New Common Stock for distribution to XO Parent’s pre-petition unsecured senior notes and pre-petition unsecured general claims after the resolution of disputed bankruptcy claims.

      As a result of the cancellation of the pre-petition senior notes and pre-petition general unsecured claims, discussed in note 2, pursuant to the Plan of Reorganization on January 16, 2003, such holders were granted, among other consideration, warrants to purchase shares up to an additional 23.75 million shares of New Common Stock.

      The warrants consist of:

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

      As part of the distribution process, XO Parent is holding Series A Warrants to purchase approximately 2.5 million shares of New Common Stock, Series B Warrants to purchase approximately 1.8 million shares of New Common Stock and Series C Warrants to purchase approximately 1.8 million shares of New Common Stock in a reserve for distribution to holders of XO Parent’s pre-petition unsecured senior notes and pre-petition general unsecured claims after the resolution of disputed bankruptcy claims. The warrants are included in reorganized XO’s common stock in the accompanying condensed consolidated balance sheet. The warrants will expire 7 years after the date of issuance. The exercise price applicable to each respective series of warrants is subject to adjustment in certain events. Upon final distribution of warrants under the Plan of Reorganization, XO estimates Cardiff will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock.

      In accordance with the Plan of Reorganization, XO Parent intends to issue to certain holders of claims of interest in XO Parent, who held such claims and/or interests as of the November 15, 2002 record date, rights to subscribe up to 40.0 million shares of New Common Stock, at $5.00 per share, through the Rights Offering. In addition, pursuant to the Stockholder Stipulation, holders of shares of pre-petition class A common stock of XO Parent will receive additional nontransferable rights exercisable for up to 3.3 million shares of New Common Stock to the extent that the rights otherwise allocable to such holders in the Rights Offering are exercisable for less than 3.3 million shares of New Common Stock at $5.00 per share. Accordingly, not less than 40.0 million shares and not more than 43.3 million shares will be offered in the Rights Offering. XO Parent filed a registration statement with the Commission on July 22, 2003 with respect to the shares of New Common Stock issuable upon exercise of these rights. The Rights Offering is not expected to commence

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior to final disposition by the Bankruptcy Court of pending general unsecured claims. Any proceeds will be used to pay down principal outstanding under the New Credit Agreement.

      The Company’s pre-petition Class A common stock stopped trading on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board (the “OTCBB”) as of the Effective Date, and the Company’s New Common Stock began trading on the OTCBB and the pink sheets (www.pinksheets.com) under the symbol “XOCM” shortly thereafter. Pursuant to the Plan of Reorganization, all interests in the Company’s pre-petition Class A and Class B common stock were terminated as of the Effective Date. As discussed in note 2, the Company’s pre-petition redeemable preferred stock was cancelled and discharged and the holders of such securities received no distribution under the Plan of Reorganization, but are entitled to participate in the Rights Offering.

      The Company has a stock option plan that can further dilute investors if exercised. This plan is discussed further in note 11. On June 30, 2003, there were 9.5 million in-the-money warrants and 2.6 million exercisable in-the-money stock options, which, if exercised, would have resulted in an additional 12.1 million shares of New Common Stock being issued.

9.     OPERATING SEGMENTS

      The Company operates its business as one telecommunications segment and classifies its products and services revenues offered by its telecommunications services segment into voice services, data services and integrated voice and data services (dollars in thousands):

	Reorganized XO	Predecessor XO	Reorganized XO	Predecessor XO
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Voice services	$150,020	$175,321	$300,743	$344,155
Data services	97,321	118,630	199,298	254,391
Integrated voice and data	36,577	31,529	69,970	60,339

Total revenue	$283,918	$325,480	$570,011	$658,885

10.     RELATED PARTY TRANSACTIONS

      After the initial distribution of New Common Stock pursuant to the Plan of Reorganization, Cardiff Holding LLC, a Delaware limited liability company controlled by Mr. Icahn, holds more than 80% of the outstanding shares of New Common Stock. Of the warrants to be distributed under the Plan of Reorganization to holders of the pre-petition senior unsecured notes, it is estimated Cardiff will own Series A Warrants to purchase approximately 4.0 million shares of New Common Stock, Series B Warrants to purchase approximately 3.0 million shares of New Common Stock, and Series C Warrants to purchase approximately 3.0 million shares of New Common Stock. As companies controlled by Mr. Icahn owned portions of XO’s predecessor unsecured debt, they are claimants in the Company’s bankruptcy reorganization and will receive approximately 40% of the rights to participate in its Rights Offering. If the Icahn affiliates elect to exercise these rights they could acquire additional shares of New Common Stock. In addition, approximately 85% of the $500.0 million in loans outstanding under the New Credit Agreement are held by Arnos Corp., an entity which is also controlled by Mr. Icahn.

      Mr. Icahn, through various entities that he owns or controls, has the right to require XO to register, under the Securities Act of 1933, shares of New Common Stock held by such entities and to include shares of New Common Stock held by them in certain registration statements filed by XO, pursuant to a Registration Rights Agreement approved by the Bankruptcy Court in connection with the Company’s Chapter 11 proceedings.

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In February 2003, Dixon Properties, LLC (“Dixon”), which is controlled by Mr. Icahn, acquired ownership of the building in which XO headquarters is located in a transaction that was approved by the Bankruptcy Court. XO currently leases approximately 170,000 square feet of space in that building. In connection with Dixon’s purchase of the building, it assumed the Company’s existing lease agreement and amended the lease to include certain terms that are more favorable to the Company. Pursuant to the assumed lease agreement, XO has paid $1.6 million in lease expense to Dixon through June 30, 2003 and XO is obligated to pay approximately $17.0 million in the aggregate to Dixon through the expiration of the initial term of the lease, which is November 30, 2007.

      XO Parent has entered into a Tax Allocation Agreement, dated January 16, 2003, between XO Parent and Starfire Holding Corporation (“Starfire”), the parent entity of the affiliated group of corporations controlled by Mr. Icahn, which in turn indirectly controls Cardiff, because it is contemplated that these entities will be filing consolidated federal income tax returns, and possibly combined returns for state tax purposes. The Tax Allocation Agreement, which was approved by the Bankruptcy Court in connection with XO Parent’s Chapter 11 proceedings, establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of the Company with Starfire for income tax purposes. Generally, the Tax Allocation Agreement provides that Starfire will pay all consolidated federal income taxes on behalf of the consolidated group that includes the Company, and the Company will make payments to Starfire in an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Starfire.

      The Company provides certain telecommunications services to companies affiliated with Mr. Icahn. For the three and six months ended June 30, 2003, the total revenue recognized and contracted on such services was less than $0.3 million.

11.     STOCK-BASED COMPENSATION

      Upon the Effective Date of the Plan of Reorganization, all options under the predecessor XO stock option plans were cancelled and the plans were terminated. Upon the Effective Date of the Plan of Reorganization, the XO Communications, Inc. 2002 Stock Incentive Plan (“the 2002 Stock Incentive Plan”) was adopted. Under the 2002 Stock Incentive Plan, the Company is authorized to issue awards for up to 17.6 million shares of New Common Stock in the form of restricted stock or options to purchase stock. Non-qualified options to purchase 10.0 million shares of New Common Stock have been granted and are outstanding as of June 30, 2003.

      On June 20, 2003, XO filed a registration statement covering the offer and sale of stock options and stock appreciation rights (“SARs”) to be granted in conjunction with the 2003 Employee Retention and Incentive Plan (the “Retention Plan”) for an aggregate award of 1.9 million shares of New Common Stock. (the “Retention Plan Awards”). Approximately 200,000 options and approximately 10,500, SARs will be granted in the third quarter of 2003, fifty percent of which will be vested and exercisable on the date of grant, with the remaining fifty percent vesting ratably every month for twenty four months following the month of grant. Additional grants may be made in 2004 if the Company attains certain financial goals in the second half of 2003. The financial goals and the terms of the Retention Plan were established by the Company’s Board of Directors. The per share exercise price for the Retention Plan Awards was set at $5.84. Any compensation expense will be recorded based on the associated vesting period.

12.     COMMITMENTS AND CONTINGENCIES

Legal Proceedings

      The Company is not currently a party to any legal proceedings, other than regulatory and other proceedings that are in the normal course of business. However, as discussed above, although XO Parent has

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consummated its Plan of Reorganization and emerged from its Chapter 11 proceedings, disputes with respect to the amount of allowed claims owed by XO Parent to certain of its general unsecured creditors, and claims of certain professionals remain outstanding. In addition, a party has filed a complaint in the Bankruptcy Court seeking relief from the court’s order confirming the Plan of Reorganization and a declaratory judgment that such party’s derivative suit for the benefit of the Company against a former director of XO Parent and an affiliate of that director should not be released by the confirmation order. While the outcome of these matters, or any other relief that may be granted, is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Investment in Debt Securities

      During the second quarter of 2003, XO liquidated its entire portfolio of marketable securities which consisted of an investment portfolio containing U.S. government agency issued and other securities with a duration of less than one year. The Company invested a portion of the proceeds, $158.5 million, in $761.1 million principal amount of senior secured bank debt of Global Crossing, a telecommunications company which is currently in reorganization proceedings. The debt trades in a thin market primarily between dealers but is neither listed on any exchange nor on any over-the-counter NASDAQ or National Quotation Bureau systems. If the Company chooses to liquidate its investment in this debt, it may not be able to locate a buyer that would allow it to liquidate the debt in a timely fashion to recover the amount paid. Accordingly, it cannot be assured that the Company will be able to dispose of the investment for an amount equal to or greater than the amount it paid for it, or that any distribution that may be received upon consummation of Global Crossing’s bankruptcy case will have a value equal to or greater than this investment.

Bid to Purchase Assets

      In August 2003, XO bid at a Bankruptcy Court auction on certain of the assets and business of Touch America, Inc., (“Touch America”), a facilities-based telecommunications provider serving enterprise and carrier customers in the Western, Central and Southern United States. XO’s final bid of approximately $42.5 million, less $5.6 million of pass through revenue, was the second-highest bid received in the auction. As a result, under the rules governing the auction, if the winning bidder fails to close its proposed purchase, Touch America will have the right, but not the obligation, to accept XO’s final bid. XO’s final bid was subject to a number of contractual terms including, without limitation, Touch America’s compliance with representations and warranties, the absence of any material adverse change in Touch America’s business, additional covenants, regulatory approval, and other conditions.

Prepaid Calling Card Tax Matter

      On July 26, 2002, the Company was advised by the staff of the Commission that it was conducting an informal inquiry primarily relating to the Company’s obligations with respect to, and its accrual of liabilities for, specified federal excise and state sales tax and similar tax obligations arising in connection with prepaid calling card services and relating to certain other matters. On July 29, 2003, the Company was notified by the Commission that the investigation was terminated and no enforcement action has been recommended.

Unfunded Affiliate Pension Obligation

      As affiliates of Mr. Icahn hold over 80% of the outstanding New Common Stock of XO Parent, applicable pension and tax laws make each member of a plan sponsor’s “controlled group” (generally defined as entities in which there is at least an 80% common ownership interest) is jointly and severally liable for certain pension plan obligations of the plan sponsor. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is

XO COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, (the “PBGC”) against the assets of each member of the plan sponsor’s controlled group.

      As a result of the more than 80% ownership interest in XO Parent by Mr. Icahn’s affiliates, XO Parent and its subsidiaries will be subject to the pension liabilities of any entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%, which includes ACF Industries, Inc. (“ACF”), which is the sponsor of certain pension plans. As most recently determined by the ACF plans’ actuaries, pension plans maintained by ACF are underfunded in the aggregate by approximately $14 million on an ongoing actuarial basis and by approximately $102 million if those plans were terminated. As a member of the same controlled group, XO Parent and each of its subsidiaries would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans.

      The current underfunded status of the ACF pension plans requires ACF to notify the PBGC if XO Parent or its subsidiaries cease to be a member of the ACF controlled group. In addition, so long as the Company remains a member of the ACF controlled group, certain other “reportable events,” including certain extraordinary dividends and stock redemptions, must be reported to the PBGC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors of XO Communications, Inc.:

      We have audited the accompanying consolidated balance sheet of XO Communications, Inc. (the “Company”) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements and schedule of the Company for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations, and whose report dated February 6, 2002, expressed an unqualified opinion on those consolidated financial statements and schedules before the restatement adjustments described in Note 5 and included an explanatory paragraph that discussed the substantial doubt about the Company’s ability to continue as a going concern.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of XO Communications, Inc. at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

      As discussed in Note 1 to the consolidated financial statements, effective January 16, 2003, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Southern District of New York. In connection with its reorganization, the Company will apply fresh start accounting in the first quarter of 2003.

      As discussed above, the financial statements of XO Communications, Inc. for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to 2001 and 2000 included (a) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense recognized in those periods related to goodwill and intangible assets that are no longer being amortized to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss, and the related loss-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2001 or 2000 financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

February 28, 2003

Baltimore, Maryland

      The following report is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”), whose report has not been reissued by Andersen. Certain financial information for each of the two years in the period ended December 31, 2001, was not reviewed by Andersen and includes additional disclosures to conform with new accounting pronouncements and SEC rules and regulations issued during such fiscal year, see Item 1, “Business”, for discussion of risks.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of XO Communications, Inc.:

      We have audited the accompanying consolidated balance sheets of XO Communications, Inc. (“XO Parent,” a Delaware corporation) and subsidiaries (collectively the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XO Communications, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities, has defaulted on its debt obligations and has begun to implement a proposed recapitalization that contemplates XO Parent filing a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might otherwise be necessary should the Company be unable to continue as a going concern.

      Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

Vienna, VA

February 6, 2002

XO COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except for per share data)

	Pro forma Unaudited	December 31,
	Reorganized Company
	December 31, 2002(a)	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$314,038	$314,038	$246,189
Marketable securities	246,945	246,945	508,978
Accounts receivable, net of allowance for doubtful accounts of $37,030 and $32,492, respectively	116,541	116,541	216,753
Other current assets	32,654	83,480	101,760

Total current assets	710,178	761,004	1,073,680
Property and equipment, net	502,176	2,780,589	3,742,577
Fixed wireless licenses, net	59,508	911,832	947,545
Goodwill, net	—	—	1,876,626
Other intangibles, net	76,171	72,782	153,404
Other assets, net	23,108	59,289	136,633

Total assets	$1,371,141	$4,585,496	$7,930,465

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities not subject to compromise:
Accounts payable	$69,729	$63,729	$156,488
Accrued liabilities	246,048	265,889	341,094
Accrued interest payable	213	213	114,882
Long-term debt in default	—	—	5,109,503

Current liabilities not subject to compromise	315,990	329,831	5,721,967
Current liabilities subject to compromise	—	5,497,207	—

Total current liabilities	315,990	5,827,038	5,721,967
Long-term liabilities not subject to compromise	—	75,242	129,092
Long-term liabilities subject to compromise	—	7,182	—
Long-term debt	500,000	—	—
Other long-term liabilities	80,151	—	—

Total liabilities	896,141	5,909,462	5,851,059
Redeemable preferred stock: par value $0.01 per share, 25,000,000 shares authorized: 7,856,918 and 7,857,612 shares issued and outstanding on December 31, 2002 and December 31, 2001, respectively; aggregate liquidation preference of $1,693,293 and $1,693,328 on December 31, 2002 and December 31, 2001, respectively

Subject to compromise	—	1,708,316	—
Not subject to compromise	—	—	1,781,990
Commitments and contingencies
Stockholders’ (deficit) equity:
Common stock, par value $0.02 per share, stated at amounts paid in Class A, 1,000,000,000 shares authorized: 331,033,219 and 337,774,204 shares issued and outstanding on December 31, 2002 and December 31, 2001, respectively; Class B, 120,000,000 shares authorized: 104,423,158 shares issued and outstanding on both December 31, 2002 and December 31, 2001	475,000	4,628,139	4,628,509
Deferred compensation	—	(8,500)	(37,428)
Accumulated other comprehensive income	—	2,512	10,406
Accumulated deficit	—	(7,654,433)	(4,304,071)

Total stockholders’ (deficit) equity	475,000	(3,032,282)	297,416

Total liabilities and stockholders’ (deficit) equity	$1,371,141	$4,585,496	$7,930,465

(a)	As discussed in footnote 3, the Company emerged from bankruptcy on January 16, 2003 and will be required to adopt the fresh start accounting provisions of SOP 90-7 in the first quarter of 2003. The pro forma balances reflect what the December 31, 2002 balances would have been had the Company applied fresh start accounting as of December 31, 2002.

See accompanying notes to consolidated financial statements.

XO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Year Ended December 31,

	2002	2001	2000

Revenue	$1,259,853	$1,258,567	$723,826
Costs and expenses:
Cost of service	522,924	527,698	302,666
Selling, operating and general (excludes stock-based compensation)	736,925	971,714	730,604
Stock-based compensation	28,928	37,173	48,328
Depreciation and amortization	699,806	1,162,671	617,714
Restructuring and asset write-downs	480,168	509,202	—
In-process research and development	—	—	36,166

Total costs and expenses	2,468,751	3,208,458	1,735,478
Loss from operations	(1,208,898)	(1,949,891)	(1,011,652)
Interest income	16,478	77,938	180,905
Interest expense, net (contractual interest was $501,118 for the year ended December 31, 2002)	(226,451)	(465,401)	(434,122)
Other income (loss), net	(200)	(93,781)	163,570
Reorganization expense, net	(91,121)	—	—

Net loss before extraordinary item and cumulative effect of accounting change	(1,510,192)	(2,431,135)	(1,101,299)
Extraordinary gain on repurchases of debt, net	—	345,010	—
Cumulative effect of accounting change	(1,876,626)	—	—

Net loss	(3,386,818)	(2,086,125)	(1,101,299)
Recognition of preferred stock modification fee, net — reorganization item	78,703	—	—
Gain on repurchases of preferred stock, net	—	376,879	—
Preferred stock dividends and accretion of preferred stock redemption obligation, net (contractual dividend was $98,768 for the year ended December 31, 2002)	(42,247)	(129,671)	(146,356)

Net loss applicable to common shares	$(3,350,362)	$(1,838,917)	$(1,247,655)

Net loss per common share, basic and diluted:
Net loss before extraordinary item and cumulative effect of accounting change	$(3.42)	$(6.02)	$(3.42)
Extraordinary gain on repurchases of debt, net	—	0.86	—
Cumulative effect of accounting change	(4.24)	—	—

Net loss	(7.66)	(5.16)	(3.42)
Recognition of preferred stock modification fee, net — reorganization item	0.18	—	—
Gain on repurchases of preferred stock, net	—	0.93	—
Preferred stock dividends and accretion of preferred stock redemption obligation, net	(0.10)	(0.32)	(0.45)

Net loss per common share, basic and diluted	$(7.58)	$(4.55)	$(3.87)

Weighted average shares, basic and diluted	441,964,342	403,882,956	322,089,883

      See accompanying Notes to consolidated financial statements.

XO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands)

	Common Stock

					Accumulated
	Shares				Other
				Deferred	Comprehensive	Accumulated
	Class A	Class B	Amount	Compensation	Income (Loss)	Deficit	Total

Balance at December 31, 1999	150,457,264	117,485,100	$1,139,232	$(85,489)	$150,634	$(1,217,499)	$(13,122)
Issuance of common stock, options and warrants in acquisitions	77,536,299	—	3,002,309	—	—	—	3,002,309
Issuance of compensatory stock options and restricted stock	200,440	—	30,641	(22,704)	—	—	7,937
Compensation attributable to stock options vesting	—	—	—	36,143	—	—	36,143
Issuance of common stock through employee benefit plans	13,150,088	—	126,604	—	—	—	126,604
Conversion of Class B common stock into Class A common stock	12,070,874	(12,070,874)	—	—	—	—	—
Conversion of 6 1/2% redeemable cumulative preferred stock into Class A common stock	8,595,750	—	93,860	—	—	—	93,860
Comprehensive loss:
Net loss	—	—	—	—	—	(1,101,299)	(1,101,299)
Preferred stock dividends and accretion of preferred stock redemption obligation	—	—	—	—	—	(146,356)	(146,356)
Other comprehensive income — net unrealized holding gains and foreign currency translation adjustments	—	—	—	—	38,870	—	38,870
Realized net gains transferred to current period earnings	—	—	—	—	(206,545)	—	(206,545)

Total comprehensive loss	—	—	—	—	—	—	(1,415,330)

Balance at December 31, 2000	262,010,715	105,414,226	$4,392,646	$(72,050)	$(17,041)	$(2,465,154)	$1,838,401
Issuance of common and restricted stock in acquisitions	11,211,416	—	29,055	—	—	—	29,055
Issuance of compensatory stock options	—	—	2,551	(2,551)	—	—	—
Compensation attributable to stock options and restricted stock vesting	—	—	—	37,173	—	—	37,173
Issuance of common stock through employee benefit plans	11,939,685	—	30,899	—	—	—	30,899
Conversion of Class B common stock into Class A common stock	991,068	(991,068)	—	—	—	—	—
Conversion of 6 1/2% redeemable cumulative preferred stock into Class A common stock	1,621,320	—	17,700	—	—	—	17,700
Issuance of common stock related to equity investment, net of offering costs	50,000,000	—	155,658	—	—	—	155,658
Comprehensive loss:
Net loss	—	—	—	—	—	(2,086,125)	(2,086,125)
Gain on repurchases of preferred stock, net	—	—	—	—	—	376,879	376,879
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	—	—	—	—	(129,671)	(129,671)
Other comprehensive income — net unrealized holding gains and foreign currency translation adjustments	—	—	—	—	22,556	—	22,556
Realized net losses transferred to current period earnings	—	—	—	—	4,891	—	4,891

Total comprehensive loss	—	—	—	—	—	—	(1,811,470)

Balance at December 31, 2001	337,774,204	104,423,158	$4,628,509	$(37,428)	$10,406	$(4,304,071)	$297,416

      See accompanying notes to consolidated financial statements.

XO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Dollars in thousands)

	Common Stock
					Accumulated
					Other
	Shares				Comprehensive
				Deferred	Income	Accumulated
	Class A	Class B	Amount	Compensation	(Loss)	Deficit	Total

Balance at December 31, 2001	337,774,204	104,423,158	$4,628,509	$(37,428)	$10,406	$(4,304,071)	$297,416
Compensation attributable to stock options and restricted stock vesting	—	—	—	28,928	—	—	28,928
Issuance of common stock through employee benefit plans	85,854	—	24	—	—	—	24
Conversion of 6 1/2% redeemable cumulative preferred stock into Class A common stock	3,173	—	35	—	—	—	35
Conversion of Preferred Stock	23,570	—	—	—	—	—	—
Refund of Employee Stock Purchase Plan funds withheld after cancellation(a)		—	(429)	—	—	—	(429)
Cancellation of Craig McCaw’s Class A common stock	(6,853,582)	—	—	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	(3,386,818)	(3,386,818)
Recognition of preferred stock modification fee, net — reorganization item	—	—	—	—	—	78,703	78,703
Preferred stock dividends and accretion of preferred stock redemption obligation, net	—	—	—	—	—	(42,247)	(42,247)
Realized net losses and foreign currency translation adjustments transferred to current period earnings	—	—	—	—	(7,894)	—	(7,894)

Total comprehensive loss	—	—	—	—	—	—	(3,358,256)

Balance at December 31, 2002	331,033,219	104,423,158	$4,628,139	$(8,500)	$2,512	$(7,654,433)	$(3,032,282)

(a)	In the latter half of 2001, the Company’s Employee Stock Purchase Plan was cancelled; however employee salary deferrals continued in December 2001, and were subsequently refunded in early 2002.

      See accompanying notes to consolidated financial statements.

XO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,

	2002	2001	2000

OPERATING ACTIVITIES:
Net loss	$(3,386,818)	$(2,086,125)	$(1,101,299)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	699,806	1,162,671	617,714
Stock-based compensation	28,928	37,173	48,328
Non-cash restructuring charges and asset write-downs	477,250	502,737	—
Non-cash reorganization expense, net	89,448	—	—
In-process research and development	—	—	36,166
Net losses (gains) on impairment or sale of investments	—	95,804	(162,429)
Extraordinary gain on repurchases of debt, net	—	(345,010)	—
Cumulative effect of accounting change	1,876,626	—	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	85,514	(43,254)	(68,761)
Other assets	(21,572)	(66,566)	(42,167)
Other liabilities subject to compromise	195,904	—	—
Other liabilities not subject to compromise	(27,484)	181,693	113,034

Net cash provided by (used in) operating activities	17,602	(560,877)	(559,414)
INVESTING ACTIVITIES:
Purchases of property and equipment, net	(208,713)	(1,433,746)	(1,380,629)
Prepayment for network assets	—	(120,800)	—
Payments to acquire fixed wireless licenses	—	(206)	(49,502)
Net releases of pledged securities	3,161	150	33,386
Sales of marketable securities and investments	364,069	2,912,454	19,337,905
Purchases of marketable securities	(103,935)	(2,031,072)	(19,381,106)
Cash received for (paid for) divestitures (acquisitions)	3,000	(25,203)	46,940
Investments in unconsolidated entities	—	(10,175)	(71,489)

Net cash provided by (used in) investing activities	57,582	(708,598)	(1,464,495)
FINANCING ACTIVITIES:
Net proceeds from issuance of redeemable preferred stock	—	—	1,248,901
Borrowings under senior secured credit facility	—	625,000	375,000
Proceeds from issuance of unsecured notes	—	517,500	—
Net proceeds from sale of common stock and modification of preferred stock agreement	—	248,657	—
Proceeds from issuance of common stock under employee benefit plans	—	30,899	98,655
Repurchases of senior notes	—	(201,883)	—
Repurchases of redeemable preferred stock	—	(88,424)	—
Repayments of capital lease and other obligations	(6,079)	(44,124)	(6,809)
Dividends paid on convertible preferred stock	—	(53,778)	(49,984)
Costs incurred in connection with financing activities	—	(14,200)	(17,100)

Net cash (used in) provided by financing activities	(6,079)	1,019,647	1,648,663

Effect of exchange rate changes on cash	(1,256)	3,013	(213)
Net increase (decrease) in cash and cash equivalents	67,849	(246,815)	(375,459)
Cash and cash equivalents, beginning of year	246,189	493,004	868,463

Cash and cash equivalents, end of year	$314,038	$246,189	$493,004

      See accompanying notes to consolidated financial statements.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

      Overview

      XO Communications Inc. (formerly NEXTLINK Communications, Inc.), a Delaware corporation (“XO Parent”), through its subsidiaries, owns and operates an integrated metropolitan and nationwide fiber optic network that provides broadband communication services, local and long distance voice communication services and a wide array of data and integrated data services to business customers in over 60 United States markets. Voice services include local and long distance services, calling card and interactive voice response systems. Data services include Internet access, private data networking and hosting services. XO Parent, through its subsidiaries, also offers combined voice and data services in flat rate “bundled” packages.

      Organization

      The consolidated financial statements include the accounts and activities of XO Parent, and its subsidiaries (collectively referred to as the “Company” or “XO”). The consolidated financial statements also include the results of Concentric Network Corporation (“Concentric”) commencing June 16, 2000, the date on which Concentric merged with XO. The Company, through predecessor entities, was formed in September 1994. As of December 31, 2002, the Company was majority controlled by Craig O. McCaw through shares of Class A and Class B common stock held by Eagle River Investments, LLC, an entity controlled by Mr. McCaw, and other shares of the Company’s Class A and Class B common stock owned or controlled by Mr. McCaw.

      As further discussed in note 2, on June 17, 2002 (the “Petition Date”), XO Parent filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Accordingly, the accompanying consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” (“SOP 90-7”) and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. In accordance with SOP 90-7, the financial statements for the periods presented distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. The Company conducts its operations through direct and indirect subsidiaries of XO Parent. None of these subsidiaries were debtors in the Chapter 11 proceedings.

      On January 16, 2003 (the “Effective Date”), XO Parent emerged from the Bankruptcy Court proceedings pursuant to the terms of its third amended plan of reorganization (the “Plan of Reorganization”). As discussed in note 3, the Company will implement fresh start accounting under the provisions of SOP 90-7. Under the fresh start accounting provisions of SOP 90-7, the fair value of the reorganized Company will be allocated to its assets and liabilities, and its accumulated deficit will be eliminated. As discussed in the Pro Forma column on the accompanying balance sheet and in note 3, the implementation of fresh start accounting will result in a substantial reduction in the carrying value of the Company’s long-lived assets, including property and equipment, fixed wireless licenses, other intangible assets and other noncurrent assets. As a result, the historical financial statements will not be comparable to financial statements of the Company published for periods following the implementation of fresh start accounting.

2.     REORGANIZATION

     The Chapter 11 Petition and Plan of Reorganization

      On June 17, 2002, XO Parent filed for protection under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On November 15, 2002, the Bankruptcy Court confirmed XO Parent’s Plan of Reorganiza-

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tion, and, on January 16, 2003, XO Parent consummated the Plan of Reorganization and emerged from its Chapter 11 reorganization proceedings with a significantly restructured balance sheet.

      During the period immediately preceding and after the filing of XO Parent’s Chapter 11 petition, the Company met with a committee of lenders under the $1.0 billion secured credit facility (the “Pre-Petition Credit Facility”), an informal committee of unsecured creditors that represented holders of our senior unsecured notes (and following the filing of the Chapter 11 petition, the official committee of unsecured creditors appointed in the Chapter 11 proceedings) and potential investors to discuss potential restructuring transactions that could be implemented to reorganize XO Parent’s capital structure. These discussions led to an agreement with the lenders under the Pre-Petition Credit Facility regarding the terms of a Plan of Reorganization that envisioned two potential reorganization structures the first of which was based on, among other things, a proposed cash investment in XO Parent by third parties, which was ultimately abandoned, and the second of which contemplated a stand alone restructuring with no new cash infusion committed in advance. The Plan of Reorganization was filed on July 22, 2002 and distributed to creditors of XO Parent eligible to vote in the reorganization.

      On August 21, 2002, High River Limited Partnership, a limited partnership controlled by Mr. Carl Icahn (“High River”), commenced an offer to purchase loans under the company’s Pre-Petition Credit Facility at a purchase price of $0.50 for each $1.00 in principal amount thereof. Purchases made under this offer, together with the loans under the Pre-Petition Credit Facility that High River previously had acquired, resulted in High River holding approximately 85% of the loans outstanding under the Pre-Petition Credit Facility.

      The consummation of the Plan of Reorganization resulted in the $1.0 billion of loans under the Pre-Petition Credit Facility being converted into the following:

•	90.25 million shares of common stock, par value $0.01 per share, of reorganized XO Parent (“New Common Stock”); and

•	$500 million of outstanding principal amount of loans under a restructured secured credit and guaranty agreement (the “New Credit Agreement”).

      The Plan of Reorganization also resulted in the cancellation of all of XO Parent’s pre-bankruptcy senior notes and pre-bankruptcy general unsecured claims in exchange for the following:

•	4.75 million shares of New Common Stock;

•	warrants to purchase shares up to an additional 23.75 million shares of New Common Stock described below;

•	rights to purchase shares of New Common Stock in the rights offering described below; and

•	a portion of the cash consideration received by XO Parent in connection with the settlement and termination of the proposed investment transaction that was the basis for the first restructuring alternative contemplated by the Plan of Reorganization (the “Investment Termination Payment”)

      The warrants consist of:

•	Series A Warrants to purchase 9.5 million shares of New Common Stock at an exercise price of $6.25 per share;

•	Series B Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $7.50 per share; and

•	Series C Warrants to purchase approximately 7.1 million shares of New Common Stock at an exercise price of $10.00 per share.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The warrants will expire 7 years after the date of issuance. Each series of warrants is identical, except as to the applicable exercise price. The exercise price applicable to each respective series of warrants is subject to adjustment in certain events.

      Under the Plan of Reorganization and after the filing and effectiveness of a registration statement with the Securities and Exchange Commission, XO Parent will issue to certain holders of claims of interests in XO Parent, who hold such claims and/or interests as of the November 15, 2002 record date, rights to subscribe for up to 40,000,000 shares of New Common Stock, at $5.00 per share, for an aggregate purchase price of up to approximately $200.0 million through a rights offering (the “Rights Offering”). In addition, pursuant to the stipulation relating to the settlement of a claim made against XO Parent purportedly on behalf of its stockholders (the “Stockholder Stipulation”), holders of shares of pre-petition class A common stock of XO Parent will receive additional nontransferable rights exercisable for a up to 3,333,333 shares of New Common Stock to the extent that the rights otherwise allocable to such holders in the Rights Offering are exercisable for less than 3,333,333 shares of New Common Stock. Accordingly, not less than 40,000,000 and not more than 43,333,333 shares will be offered in the Rights Offering.

      In addition, under the Plan of Reorganization:

•	Holders of pre-petition subordinated notes of XO Parent had their securities cancelled, and received a cash payment from High River based upon the amount of the Investment Termination Payment that High River would have been entitled to receive as a holder of the loans under the New Credit Agreement and the right to participate in the Rights Offering; and

•	Holders of pre-petition class A common stock of XO Parent had their securities cancelled, and received the right to a portion of the cash consideration pursuant to the Stockholder Stipulation and have the right to participate in the Rights Offering; and

•	Holders of pre-petition class B common stock and holders of all series of pre-petition preferred stock of XO Parent had their securities cancelled and received the right to participate in the Rights Offering.

      Of the 95.0 million shares of New Common Stock distributed on the Effective Date, more than 80% were issued to High River. Immediately following this distribution, High River transferred all interest in its New Common Stock to Cardiff Holding LLC, a Delaware limited liability company also controlled by Mr. Icahn (“Cardiff”). Of the warrants to be distributed under the Plan of Reorganization, XO estimates Cardiff will receive Series A Warrants to purchase approximately 3.0 million shares of New Common Stock, Series B Warrants to purchase approximately 2.3 million shares of New Common Stock, and Series C Warrants to purchase approximately 2.3 million shares of New Common Stock. High River assigned its approximately 85% interest in the loans outstanding under the New Credit Agreement to Chelonian Corp. (“Chelonian”), which subsequently assigned those loans to Arnos Corp. (“Arnos”). Both Chelonian and Arnos are controlled by Mr. Icahn.

     Accounting Impact of Chapter 11 Filing

      Liabilities subject to compromise reflected in the accompanying consolidated financial statements and the XO Parent stand-alone financial statements represent the liabilities of XO Parent incurred prior to the Petition Date that are with unrelated parties (other than those that are payable to a subsidiary in the XO Parent Stand-Alone Balance Sheet). In accordance with SOP 90-7, liabilities subject to compromise were recorded at the amount allowed on pre-petition claims in the Chapter 11 proceedings. Other obligations that

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are not subject to compromise have retained their historical balance sheet classifications and amounts. Liabilities subject to compromise consisted of the following as of December 31, 2002 (dollars in thousands):

Long-term debt	$5,165,718
Accrued interest and preferred stock dividends	295,820
Pre-petition accounts payable and accrued liabilities	33,640
Capital lease obligations	9,211

Total liabilities subject to compromise	5,504,389
Less: long-term liabilities subject to compromise	7,182

Current liabilities subject to compromise	$5,497,207

      At December 31, 2002, there were approximately $34 million of liabilities subject to compromise that had not been settled by the Bankruptcy Court. The Company expects to pay approximately $6 million to settle these claims which will result in a reorganization benefit of approximately $28 million.

      In order to record its debt instruments at the amount allowed by the Bankruptcy Court in accordance with SOP 90-7, as of the Petition Date, XO Parent wrote off all of its debt issuance costs and discounts related to debt (collectively the “Deferred Financing Fees”) as a component of reorganization expense. Reorganization expense also includes professional fees incurred in connection with the Chapter 11 proceedings, as well as gains or penalties from the settlement or rejection of liabilities subject to compromise and the net gains from the Investment Termination Payment. Reorganization expenses for the year ended December 31, 2002 consisted of the following (dollars in thousands):

Year Ended
December 31,
2002

Net loss from the settlement or rejection of liabilities subject to compromise	$14,916
Net gain from Investment Termination Payment	(16,667)
Deferred Financing Fees	56,270
Professional fees	36,602

Total reorganization expense, net	$91,121

      Under SOP 90-7, XO Parent was required to accrue interest expense during the Chapter 11 proceedings only to the extent that such interest was expected to be paid pursuant to the proceedings. Under the Plan of Reorganization, there were no cash payments of interest on the loans outstanding under the Pre-Petition Credit Facility or XO Parent’s unsecured notes. Therefore, XO Parent ceased accruing interest on the Pre-Petition Credit Facility and on its unsecured notes as of the Petition Date. The contractual interest amounts parenthetically disclosed on the accompanying consolidated statement of operations represent the additional interest expense that would have been accrued under the relevant financing agreements had the Company not ceased accruing interest as described above.

      In accordance with SOP 90-7, XO Parent recorded its preferred stock at the amount allowed by the Bankruptcy Court. Accordingly, as of the Petition Date, XO Parent recognized a gain equal to the remaining $81.5 million unamortized balance of a deferred modification fee and wrote off all issuance costs and discounts related to its preferred stock, which resulted in a charge of $2.8 million. In addition, the Company stopped accruing preferred stock dividends subsequent to the Petition Date. The dividend amounts parenthetically disclosed on the accompanying consolidated statement of operations represent the additional dividends that would have been accrued under the terms of the relevant preferred stock had the Company not ceased accruing such dividends as described above.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

XO Parent Stand-Alone Financial Statements

      In accordance with SOP 90-7, stand-alone financial statements of XO Parent are presented below. Such financial statements have been prepared using standards consistent with the Company’s consolidated financial statements without eliminating intercompany transactions and without consolidating controlled subsidiaries (dollars in thousands).

XO Communications, Inc.

(XO Parent)

Debtor In Possession

Stand-Alone Balance Sheet
As of December 31, 2002
(Unaudited)

ASSETS
Current assets:
Pledged securities	$1,100
Other current assets	66,764

Total current assets	67,864
Property and equipment, net	65,654
Fixed wireless licenses, net	67,039
Other intangibles, net	79,711
Investment in and notes receivable from subsidiaries, net	8,542,749
Other assets, net	43,638

Total assets	$8,866,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities not subject to compromise	$50,422
Debt and accrued interest payable to subsidiary subject to compromise	620,389
Current liabilities subject to compromise	5,497,207

Total current liabilities	6,168,018
Long-term liabilities not subject to compromise	62,633
Long-term liabilities subject to compromise	7,182

Total liabilities	6,237,833
Redeemable preferred stock held by and payable to a subsidiary subject to compromise	514,640
Redeemable preferred stock subject to compromise	1,708,316
Stockholders’ equity:
Common stock	4,628,139
Deferred compensation	(8,149)
Accumulated deficit	(4,214,124)

Total stockholders’ equity	405,866

Total liabilities and stockholders’ equity	$8,866,655

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

XO Communications, Inc.

(XO Parent)

Debtor In Possession

Stand-Alone Statement of Operations
(Unaudited)

Period from the
Petition Date of
June 17, 2002
through
December 31, 2002

Revenue	$—
Costs and expenses:
Selling, operating, and general (excludes stock based compensation)	75,000
Stock-based compensation	12,352
Depreciation and amortization	47,584

Total costs and expenses	134,936
Loss from operations	(134,936)
Reorganization expense, net	(91,121)
Interest income on notes receivable from subsidiaries	286,202
Interest expense	(3,468)

Net income	56,677
Recognition of preferred stock modification fee, net — reorganization item	78,703

Net income applicable to common shares	$135,380

XO Communications, Inc.

(XO Parent)

Debtor In Possession

Stand-Alone Statement of Cash Flows
(Unaudited)

Period From the
Petition Date of
June 17, 2002
through
December 31, 2002

OPERATING ACTIVITIES:
Net income	$56,677
Adjustments for non-cash items:
Depreciation and amortization	47,584
Reorganization expense	91,121
Stock-based compensation	12,352
Interest income on notes receivable from subsidiaries	(286,202)
Interest expense	3,468
Changes in assets and liabilities:
Notes receivable from subsidiaries, net	75,000

Net cash used in operating activities	—
Net increase (decrease) in cash and cash equivalents	—
Cash and cash equivalents, beginning of the period	—

Cash and cash equivalents, end of period	$—

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	FRESH START ACCOUNTING

      The Company will adopt the fresh start accounting provisions (“fresh start”) of SOP 90-7 during the first quarter of 2003. Under SOP 90-7, the implementation of fresh start reporting is triggered in part by the emergence of XO Parent from its Chapter 11 proceedings. Although the effective date of the Plan of Reorganization was January 16, 2003, the Company plans to account for the consummation of the Plan of Reorganization as if it had occurred on January 1, 2003 and implement fresh start reporting as of that date. Fresh start requires that the Company adjust the historical cost of its assets and liabilities to their fair value. The fair value of the reorganized Company, or the reorganization value, of approximately $1.4 billion was determined based on the sum of the reorganized Company’s $500.0 million of debt outstanding under the New Credit Agreement, $475.0 million of New Common Stock as approved by the Bankruptcy Court, and the $425.0 million of other liabilities that were not eliminated or discharged under the Plan of Reorganization.

      Fresh start requires that the reorganization value be allocated to the entity’s net assets in conformity with procedures specified by Accounting Principles Board Opinion (“APB”) No. 16, “Business Combinations,” (“APB No. 16”) as superseded by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”). The Company engaged an independent appraiser to assist in the allocation of the reorganization value to the reorganized Company’s assets and liabilities by determining the fair market value of its property and equipment, intangible assets and certain obligations related to its facility leases. The fair value adjustments impacted current assets, property and equipment, fixed wireless licenses, intangible assets and accrued liabilities. A reconciliation of the adjustments to be recorded in connection with the debt restructuring and the adoption of fresh start accounting is presented below (in thousands):

				Reorganized XO
				Pro forma
	Predecessor XO			December 31,
	December 31,	Debt	Fresh Start	2002
	2002	Restructuring	Adjustments(d)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$314,038	$—	$—	$314,038
Marketable securities	246,945	—	—	246,945
Accounts receivable	116,541	—	—	116,541
Other current assets	83,480	—	(50,826)	32,654

Total current assets	761,004	—	(50,826)	710,178
Property and equipment, net	2,780,589	—	(2,278,413)	502,176
Fixed wireless licenses, net	911,832	—	(852,324)	59,508
Other intangibles, net	72,782	—	3,389	76,171
Other assets, net	59,289	—	(36,181)	23,108

Total assets	$4,585,496	$—	$(3,214,355)	$1,371,141

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Reorganized XO
					Pro forma
	Predecessor XO				December 31,
	December 31,	Debt		Fresh Start	2002
	2002	Restructuring		Adjustments(d)	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$63,729	$—		$6,000	$69,729
Accrued liabilities	265,889	—		(19,841)	246,048
Accrued interest payable	213	—		—	213

Total current liabilities	329,831	—		(13,841)	315,990
Current liabilities subject to compromise	5,497,207	(5,461,433	)(a)	(35,774)	—
Long-term debt	—	500,000	(b)	—	500,000
Other long-term liabilities	75,242	—		4,909	80,151
Long-term liabilities subject to compromise	7,182	—		(7,182)	—

Total liabilities	5,909,462	(4,961,433)		(51,888)	896,141
Predecessor XO Redeemable preferred stock — subject to compromise	1,708,316	(1,708,316	)(a)	—	—
Stockholders’ (deficit) equity:
Predecessor XO Common stock	4,628,139	—		(4,628,139)	—
Reorganized XO Common stock and warrants	—	475,000	(c)	—	475,000
Deferred compensation	(8,500)	—		8,500	—
Accumulated other comprehensive income	2,512	—		(2,512)	—
Accumulated deficit	(7,654,433)	6,194,749		1,459,684	—

Total stockholders’ (deficit) equity	(3,032,282)	6,669,749		(3,162,467)	475,000

Total liabilities and stockholders’ (deficit) equity	$4,585,496	$—		$(3,214,355)	$1,371,141

(a)	To record the discharge of indebtedness, including Pre-Petition Credit Facility ($1,000.0 million), pre-petition senior and convertible subordinated notes ($4,165.7 million), accrued interest ($245.2 million), and accrued dividends ($50.6 million) and the elimination of pre-petition Redeemable Preferred Stock ($1,708.3 million) in accordance with the Plan of Reorganization.

(b)	To record the outstanding principal under the New Credit Agreement, in accordance with the Plan of Reorganization.

(c)	To record the issuance of New Common Stock and Warrants.

(d)	To adjust the carrying value of assets, liabilities and stockholders’ equity to fair value, in accordance with fresh start accounting.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Review of Significant Accounting Policies

      As discussed in note 3, the Company will adopt fresh start accounting during the first quarter of 2003, creating, in substance, per SOP 90-7 a new reporting entity. SOP 90-7 also requires that changes in accounting principles required in the financial statements of the emerging entity within twelve months of fresh start reporting should be adopted at the time fresh start reporting is adopted.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

      The Company’s consolidated financial statements include all of the assets, liabilities and results of operations of subsidiaries in which the Company has a controlling interest. All inter-company accounts and transactions among consolidated entities have been eliminated.

Preparation of Consolidated Financial Statements

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market accounts that are available on demand. The carrying amount of these instruments approximates fair value due to their short maturities.

Marketable Securities

      Substantially all of the Company’s marketable securities consist of U.S. government agency issued and other high-grade and highly-liquid securities with original maturities beyond three months. The Company classifies investments in debt and equity securities as available-for-sale and records such investments at fair value. The fair values are based on quoted market prices. Unrealized gains and losses on available-for-sale marketable securities are reported as a separate component of comprehensive income. Realized gains and losses for available-for-sale securities are recognized in interest income.

Long-Lived Assets

      Long-lived assets, including property and equipment, fixed wireless licenses, and intangible assets with definite useful lives to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” (“SFAS No. 121”). In accordance with implementation requirements, the Company implemented the provisions of SFAS No. 144 on January 1, 2002. The criteria for determining impairment for long-lived assets to be held and used are generally consistent with SFAS No. 121. Pursuant to SFAS No. 144, impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of December 31, 2002. In the event that there are changes in the planned use of the Company’s long-lived assets or its expected future undiscounted cash flows are reduced significantly, the Company’s assessment of its ability to recover the carrying value of these assets under SFAS No. 144 could change. As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003, which will result in a significant write-down of the Company’s long-lived assets.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

      Property and equipment is stated at historical cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets beginning in the month telecommunications networks and acquired bandwidth are substantially complete and available for use and in the month equipment and furniture are acquired. The estimated useful lives of property and equipment are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the network architecture and asset utilization. Telecommunications networks and bandwidth include the deployment of fiber optic cable and telecommunications hardware and software for the expressed purpose of delivering telecommunications services. Costs of additions and improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Direct costs of constructing property and equipment are capitalized including interest costs related to construction. As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003, which will result in a significant write down of property and equipment.

      Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is provided using the straight-line method over the shorter of the estimated useful lives of the assets owned or the related lease term.

      The estimated useful lives of property and equipment are as follows:

Telecommunications networks and acquired bandwidth	5-20 years
Furniture, fixtures, equipment, and other	3-5 years
Leasehold improvements	the shorter of the estimated useful lives or the terms of the leases

      These useful lives are determined based on historical usage with consideration given to technological changes and trends in the industry that could impact the network architecture and asset utilization. This latter assessment is significant because XO operates within an industry in which new technological changes could render some or all of its network related equipment obsolete requiring application of a shorter useful life or, in a worst case, a write off of the entire value of the asset. Accordingly, in making this assessment, the Company considers the views of experts within the Company and outside sources regarding the impact of technological advances and trend in the industry on the value and useful lives of its network assets.

Fixed Wireless Licenses

      Fixed wireless licenses consist of direct costs to acquire fixed wireless licenses. The estimated useful life is 20 years, which represents the original ten year license term with one ten year renewal. Amortization commences when commercial service using fixed wireless technology is deployed in the license’s geographic area. Renewal is conditioned upon the satisfaction of certain utilization requirements established by the Federal Communications Commission (“FCC”). The Company’s current utilization may not be sufficient to satisfy this FCC condition on certain licenses which could impact the FCC’s decision to renew. As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003 which will result in a significant write down of fixed wireless licenses.

Goodwill

      Goodwill consisted primarily of goodwill from the Concentric merger. Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), in which goodwill and intangible assets with indefinite lives are no longer amortized but must be tested for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company performed the required transitional impairment tests of goodwill as of January 1, 2002, and determined that the goodwill

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was totally impaired. Accordingly, in the first quarter of 2002 the Company recognized a $1,876.6 million charge as a cumulative effect of accounting change to write off all of its goodwill.

Other Intangibles

      Other intangibles consist primarily of intangibles from the Concentric merger. Such costs are amortized using the straight line method of accounting over a period of up to five years. As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003 which will result in a net increase to other intangibles.

Other Assets

      Other assets consist primarily of deferred costs associated with the installation of customer services, investments in both publicly traded and privately held companies and pledged securities. The Company defers direct labor costs related to customer installations, which are amortized ratably over the estimated customer service period.

      The Company has investments in entities in which XO has no significant influence. These investments are accounted for under the cost method. The Company regularly reviews its investment portfolio to determine if any declines in value are other than temporary. During 2000 and 2001, the slowing economy had a negative impact on the equity value of companies in the telecommunications sector. In light of these circumstances and based on the Company’s review of its investment portfolio in this sector, the Company recorded other than temporary impairment charges in other income (loss) of $89.0 million in 2001 and $57.7 million in 2000 with respect to its public and private equity investments.

      As of December 31, 2002 and 2001, the Company had pledged $1.4 million and $16.6 million, respectively, in certificates of deposit as collateral for outstanding letters of credit. The pledged securities are stated at cost, adjusted for accrued interest. The fair value of the pledged securities approximates their carrying value.

      As disclosed in note 3, the Company will apply fresh start accounting during the first quarter of 2003 which will result in a reduction of other assets.

Income Taxes

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”) which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Revenue Recognition

      Revenues from telecommunication services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. Service discounts and incentives related to telecommunication services are recorded as a reduction of revenue when granted or ratably over a contract period. Fees billed in connection with customer installations and other upfront charges are deferred and recognized ratably over the estimated customer life. Revenue from the sale or lease of unlit network capacity is recognized upon consummation of the transaction and the acquirer’s acceptance of the capacity in instances when the Company receives upfront cash payments and is contractually obligated to transfer title to the specified capacity at the end of the contract term. If the transaction does not meet these criteria, revenue is recognized ratably over the contract term. In 2001, approximately 1.5% of XO’s total

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenue was attributed to sales of unlit network capacity. There were no sales of unlit network capacity during 2002 or 2000.

      The Company establishes valuation allowances for collection of doubtful accounts and other sales credit adjustments. Valuation allowances for sales credits are established through a charge to revenue, while valuation allowances for doubtful accounts are established through a charge to selling, operating and general expense. The Company assesses the adequacy of these reserves monthly evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit worthiness of its customers. As considered necessary, the Company also assesses the ability of specific customers to meet their financial obligations to XO and establishes specific valuation allowances based on the amount XO expects to collect from its customers. The Company believes that the established valuation allowances were adequate as of December 31, 2002 and 2001. If circumstances relating to specific customers change or economic conditions worsen such that the Company’s past collection experience and assessment of the economic environment are no longer relevant, XO estimate of the recoverability of its trade receivables could be further reduced.

In-Process Research and Development

      In conjunction with the Concentric merger, the Company allocated $36.2 million of the purchase price to in-process research and development which represented the estimated fair value of incomplete projects based on risk-adjusted future cash flows. At the date of the Concentric merger, the development of these projects had not yet reached technological feasibility and the technology had no alternative future uses. Accordingly, the entire $36.2 million of acquired in-process research and development was expensed as of the acquisition date.

Net Loss Per Share

      Net loss per common share, basic and diluted, is computed by dividing loss applicable to common shares by the weighted average number of common shares outstanding for the period. In periods of net loss, the assumed common share equivalents for options, warrants and convertible securities are anti-dilutive. Assuming exercise or conversion of outstanding stock options, warrants and convertible securities, calculated under the treasury method, diluted shares would have been 549.8 million for 2002, 512.6 million for 2001 and 398.5 million for 2000.

      As discussed in note 2, the Company emerged from bankruptcy on January 16, 2003 and has a reorganized equity structure. In particular, implementation of the Company’s Plan of Reorganization resulted in the cancellation of all of the shares of all classes of the Company’s common and preferred stock that were outstanding prior to the Petition Date.

Stock-Based Compensation

      As allowed by SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) the Company has chosen to account for compensation cost associated with its employee stock plans in accordance with the intrinsic value method prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) adopting the disclosure-only provisions of SFAS No. 123. See note 16 for additional information regarding the Company’s stock compensation arrangements.

      Had compensation costs been recognized based on the calculated fair value of stock options at the date of grant, the pro forma amounts of the Company’s net loss applicable to common shares and net loss per

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common share for the years ended December 31, 2002, 2001 and 2000 would have been as follows (dollars in thousands, except for per share data):

	Year Ended December 31,

	2002	2001	2000

Net loss applicable to common shares — pro forma	$(3,351,824)	$(1,845,882)	$(1,435,253)
Net loss per common share — pro forma	$(7.58)	$(4.57)	$(4.46)

Comprehensive Loss

      Comprehensive loss includes the Company’s net loss applicable to common shares, as well as net unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments relating to the Company’s European operations. Comprehensive loss excludes net realized gains and losses transferred to current period earnings relating to the sale of available-for-sale investments and other than temporary impairment charges.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Although the Company’s trade receivables are geographically dispersed and include customers in many different industries, a portion of the Company’s revenue is generated from services provided to other telecommunications service providers. Several of these companies have recently filed for protection under Chapter 11 of the Bankruptcy Code. The Company believes that its established valuation and credit allowances are adequate as of December 31, 2002 to cover these risks.

Fair Value of Financial Instruments

      SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value. The carrying amounts for the Company’s financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities as a result of the Company’s emergence from bankruptcy, the holders of the Company’s debt and equity instruments received certain rights and securities as described further in note 2.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS No. 143”) which requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which a legal or contractual removal obligation is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, SFAS No. 143 requires the liability to be recognized when a reasonable estimate of the fair value can be made. The provisions of SFAS No. 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. As required by SOP 90-7, the Company will implement SFAS No. 143 during the first quarter of 2003 in conjunction with the implementation of fresh start accounting. The accompanying pro forma balance sheet and note 3 includes an estimated asset retirement obligation of $21.4 million.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002”, (“SFAS No. 145”) which eliminates the requirement to report material gains or losses from debt extinguishments as an extraordinary item, net of any applicable income tax effect, in an entity’s statement of operations. SFAS No. 145 instead requires that a gain or loss recognized from a debt extinguishment be classified as an

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

extraordinary item only when the extinguishment meets the criteria of both “unusual in nature” and “infrequent in occurrence” as prescribed under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB No. 30”). The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 with respect to the rescission of SFAS No. 4 and for transactions occurring after May 15, 2002, with respect to provisions related to SFAS No. 13. The Company has recognized extraordinary gains from debt repurchases in 2001 and has determined that the classification of such gains as extraordinary items will change under SFAS No. 145 when XO implements fresh start accounting in accordance with SOP 90-7.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, (“SFAS No. 146”) which requires that costs, including severance costs, associated with exit or disposal activities be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs, including severance costs, were accrued upon managements’ commitment to an exit plan, which is generally before an actual liability has been incurred. The Company will apply the provisions of SFAS No. 146 to any exit or disposal activities initiated after December 31, 2002.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, (“SFAS No. 148”) which amends SFAS No. 123, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” (“APB No. 28”) to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 28. The provisions of SFAS No. 148 are effective for fiscal years beginning after December 15, 2002 with respect to the amendments of SFAS No. 123 and effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with respect to the amendments of APB No. 28. The Company will implement SFAS No. 148 effective January 1, 2003 regarding disclosure requirements for condensed financial statements for interim periods. Management is currently evaluating the impact of the fair value method of accounting for stock-based compensation on the Company’s results of operations and financial position.

5.	CUMULATIVE EFFECT OF ACCOUNTING CHANGE

      In July 2001, the FASB issued SFAS No. 142, which revises the accounting for purchased goodwill and intangible assets and supersedes APB Opinion No. 17, “Intangible Assets” (“APB No. 17”). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but must be tested for impairment annually or more frequently if an event indicates that the asset might be impaired. This impairment test under SFAS No. 142 is based on fair values determined by using market prices, current prices for similar assets and liabilities, or a discounted cash flow methodology. Intangible assets with definite useful lives continue to be amortized over their useful lives.

      SFAS No. 142 required that the initial impairment analysis of goodwill be completed by June 30, 2002. If however, events or changes in circumstances indicate that goodwill of a reporting unit might be impaired before June 30, 2002, goodwill was required to be tested for impairment when this indication of possible impairment arises. The Company performed the required transitional impairment tests of goodwill as of January 1, 2002, and determined that the value of its goodwill was totally impaired. Accordingly, in the first quarter of 2002, the Company recorded a $1,876.6 million charge as a cumulative effect of accounting change

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to write-off all of its goodwill. The pro forma impact on net loss before cumulative effect of accounting change for the year ended December 31, 2002, 2001, and 2000 compared to the actual results for the same period is as follows (dollars in thousands, except for per share data):

	2002	2001	2000

Net loss before extraordinary item and cumulative effect of accounting change	$(1,510,192)	$(2,431,135)	$(1,101,299)
Goodwill amortization	—	595,601	323,109

Adjusted net loss before extraordinary item and cumulative effect of accounting change	$(1,510,192)	$(1,835,534)	$(778,190)

Net loss per common share before extraordinary item and cumulative effect of accounting change, basic and diluted:
Reported net loss before extraordinary item and cumulative effect of accounting change	$(3.42)	$(6.02)	$(3.42)
Goodwill amortization	—	1.47	1.00

Adjusted net loss per common share before extraordinary item and cumulative effect of accounting change, basic and diluted	$(3.42)	$(4.55)	$(2.42)

6.	RESTRUCTURING CHARGES AND ASSET WRITE-DOWNS

      On August 8, 2002, the Company entered into a Master Agreement with Level 3 Communications, Inc. (“Level 3”), which amends various agreements related to XO acquisition of fiber networks in the United States from Level 3 and the recurring maintenance thereon (the “Master Agreement”). Beginning on January 1, 2003 and continuing over the remaining term of the initial agreement, the Company’s operating and maintenance fees as well as fiber relocation charges will be reduced from approximately $17.0 million annually to a fixed rate of $5.0 million annually. In exchange for this reduction and certain other concessions, effective as of February 11, 2003, the closing date for the transaction, the Company surrendered its indefeasible right to use an empty conduit and six of the 24 fibers previously acquired from Level 3. Because the Company had committed to this plan of disposal and believed at the time that XO entered into the Master Agreement that consummation of the contemplated transaction was probable, the Company recorded a $477.3 million non-cash write-down of these assets during the third quarter of 2002. Pursuant to applicable accounting principles, the write-down is based on the book value of the surrendered facilities and does not reflect the future benefits to be received by the Company under the Master Agreement.

      During the second half of 2001, the Company implemented a plan to restructure certain of its business operations. The restructuring plan included reducing the Company’s discretionary spending, capital expenditures and workforce based on its assessment of current and future market conditions and the divestiture of its European operations. As a result of the restructuring plan, the Company recorded $509.2 million of estimated restructuring charges during the year ended December 31, 2001. The Company continued to restructure its operations, reducing its workforce by approximately 350 additional employees, the majority of which were employed in network operations, sales and marketing and information technology, and recorded a $2.9 million restructuring charge related to involuntary termination severance liabilities in the second quarter of 2002. These employees were notified of their termination of employment in the second quarter of 2002 and the employment of the majority of the notified employees was terminated by June 30, 2002. As of December 31, 2002, the remaining restructuring accrual was $79.0 million, which relates primarily to payments due to landlords on exited leased facilities. The restructuring accrual has decreased from $125.8 million as of December 31, 2001 primarily due to payments associated with exited leased facilities.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	MARKETABLE SECURITIES

      Marketable securities consisted of the following (dollars in thousands):

	December 31,

	2002	2001

U.S. Government and agency notes and bonds	$246,945	$242,048
Corporate notes and bonds	—	266,930

	$246,945	$508,978

8.	PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following components (dollars in thousands):

	December 31,

	2002	2001

Telecommunications networks and acquired bandwidth	$2,920,819	$2,832,878
Furniture, fixtures, equipment, and other	656,994	758,022

	3,577,813	3,590,900
Less accumulated depreciation	1,165,216	795,739

	2,412,597	2,795,161
Network construction-in-progress	367,992	947,416

	$2,780,589	$3,742,577

      As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003, which will result in a significant write down of property and equipment and the associated depreciation expense in future periods. During 2002, 2001 and 2000, depreciation expense was $598.5 million, $447.0 million and $223.8 million, respectively. During 2002, 2001 and 2000, the Company capitalized interest on construction costs of $11.1 million, $51.6 million, and $31.0 million, respectively.

      As of December 31, 2002, the Company owned a North American inter-city network with a carrying value of $260.5 million. The inter-city network requires the purchase and installation of optical networking equipment in order for the fiber to be “lit” and operationally ready for its intended use. The Company has postponed lighting this network and in the interim has purchased Level 3 wavelength capacity to provide inter-city transport. As a result, the inter-city network has not been placed into service, is not being depreciated and is included in network construction-in-progress as of December 31, 2002.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	OTHER INTANGIBLES

      Intangible assets with definite useful lives consisted of the following (dollars in thousands):

	December 31, 2002			December 31, 2001

	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Acquired technology	$130,515	$(84,336)	$46,179	$141,541	$(56,027)	$85,514
Customer lists	123,745	(105,635)	18,110	124,873	(80,845)	44,028
Other	35,413	(26,920)	8,493	48,731	(24,869)	23,862

Total intangible assets	$289,673	$(216,891)	$72,782	$315,145	$(161,741)	$153,404

Fixed wireless licenses	$997,942	$(86,110)	$911,832	$997,942	$(50,397)	$947,545

      As discussed in note 3, the Company will apply fresh start accounting during the first quarter of 2003, which will result in a significant write down of other intangibles and the associated amortization expense. Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $101.3 million, $715.7 million and $393.9 million, respectively. Fixed wireless licenses are amortized when commercial service using the wireless technology is deployed in the license’s geographic area. At December 31, 2002, $635.3 million of the fixed wireless licenses are being amortized.

10.	ACCRUED LIABILITIES

      Accrued liabilities consisted of the following components (dollars in thousands):

	December 31,

	2002	2001

Accrued compensation	$58,551	$73,807
Accrued telecommunications costs	52,803	40,955
Accrued construction	1,123	27,552
Other accrued liabilities	153,412	198,780

	$265,889	$341,094

11.	LONG-TERM DEBT

      As of December 31, 2002, the carrying value of the Company’s long-term debt was $5.2 billion including $3.7 billion in pre-petition senior notes, $0.5 billion in pre-petition convertible subordinated notes, and $1.0 billion outstanding under the Pre-Petition Credit Facility, all of which are classified as current liabilities subject to compromise. The Company ceased making all scheduled interest payments due under the terms of its senior unsecured notes effective December 1, 2001, and its subordinated unsecured notes in February 2002. Consequently, as of December 31, 2001, the Company was in default on certain unsecured notes and had triggered cross-default provisions under the Pre-Petition Credit Facility and the indentures under which all other senior notes were issued, so the entire $5.2 billion of pre-petition debt was classified as current.

      As discussed further in note 2, upon the Company’s consummation of the Plan of Reorganization, all of XO Parent’s pre-petition senior notes and pre-petition general unsecured claims were cancelled in exchange for (i) 4,750,000 shares of New Common Stock, (ii) warrants to purchase shares up to an additional 23,750,000 shares of New Common Stock (iii) rights to purchase shares of New Common Stock in the Rights Offering and (iv) a portion of the cash consideration received by XO Parent from the Investment Termination Payment. Any holders of pre-petition subordinated notes of XO Parent had their securities cancelled, and

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received a cash payment from High River based upon the amount of the Investment Termination Payment that High River would have been entitled to receive as holder of the loans under the New Credit Agreement and the right to participate in the Rights Offering. The pre-petition senior notes had interest rates ranging from 9.0% to 12.75% and the interest rate on the pre-petition convertible subordinated notes was 5.75%.

      The Pre-Petition Credit Facility bore interest at the Company’s option, at an alternative base rate, as defined, or at the reserve-adjusted London Interbank Offered Rate (“LIBOR”), plus in each case, applicable margins. As discussed further in note 2, upon the Company’s consummation of the Plan of Reorganization, the $1.0 billion of loans under the Pre-Petition Credit Facility were converted into 90.25 million shares of New Common Stock and the $500.0 million of outstanding principal amount of loans under the New Credit Agreement. The maturity date of the outstanding principal under the New Credit Agreement is July 15, 2009 and automatic and permanent quarterly reductions of the principal amount commence on October 15, 2007. The security for the New Credit Agreement consists of the all assets of XO Parent, including stock of its direct and indirect subsidiaries, and all assets of virtually all of those subsidiaries. The New Credit Agreement limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to minimum cash balance and EBITDA (earnings before interest, taxes, depreciation and amortization) requirements and maximum capital expenditures.

      The Company is not required to pay interest accrued on the principal amount under the New Credit Agreement until it meets certain financial ratios. The Company can elect to begin paying interest in cash prior to the required date. Loans under the New Credit Agreement bear interest, at the Company’s option, at an alternate base rate, as defined, or LIBOR, plus in each case, applicable margins. Once the Company begins to pay accrued interest in cash, the applicable margins are reduced. Under certain circumstances, the New Credit Agreement permits the Company to obtain a senior secured facility of up to $200.0 million, subject to reduction in an amount equal to any proceeds received from the exercise of rights in the Rights Offering.

      During the second half of 2001, in a series of transactions, a subsidiary of the Company paid $201.9 million to repurchase $557.1 million of the outstanding principal of certain series of the pre-petition senior notes at a substantial discount to their respective face values. As a result of these transactions, during the year ended December 31, 2001, the Company recognized an extraordinary gain of $345.0 million, net of unamortized financing costs.

12.     REDEEMABLE PREFERRED STOCK

      As of December 31, 2002 and 2001, the carrying values of the Company’s pre-petition preferred stock were $1.7 billion and $1.8 billion, respectively. As discussed in note 2, as a result of the Company’s emergence from bankruptcy and consummation of the Plan of Reorganization, the Company’s pre-petition redeemable preferred stock has been cancelled and discharged and the holders of such securities will receive no distribution under the Plan of Reorganization.

      In conjunction with the implementation of the transactions that ultimately led to the reorganization of the Company’s capital structure pursuant to the Plan of Reorganization, the Company ceased making all scheduled dividend payments effective December 31, 2001 and stopped accruing preferred stock dividends subsequent to the Petition Date. In accordance with SOP 90-7, during the Chapter 11 proceedings, the Company was required to record its preferred stock at the amount allowed by the Bankruptcy Court. Accordingly, during the second half of 2002, the Company recognized a gain equal to the remaining unamortized balance of a deferred modification fee and wrote off all issuance costs and discounts related to its preferred stock which resulted in a net gain of $78.7 million.

      During the second half of 2001, in a series of transactions, a subsidiary of the Company paid $88.4 million to repurchase $301.6 million in liquidation preference of its 14% pre-petition Series A senior exchangeable redeemable preferred stock and $171.0 million in liquidation preference of its pre-petition 13 1/2% Series E

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

senior redeemable exchangeable preferred stock at a substantial discount to their respective carrying amounts. As a result of these transactions, the Company recognized a gain of $376.9 million, net of unamortized financing costs.

13.     STOCKHOLDERS’ EQUITY

      In December 2001, the Company voluntarily delisted its pre-petition Class A common stock from the Nasdaq National Market and began trading on the Nasdaq Over-the-Counter Bulletin Board (“OTCBB”) on December 17, 2001 under the symbol “XOXO.” The Company’s pre-petition Class A common stock stopped trading on the OTCBB as of the Effective Date and the New Common Stock began trading on the OTCBB under the symbol “XOCM” shortly thereafter. As discussed in note 2, pursuant to the Plan of Reorganization, all interests in the Company’s pre-petition Class A and Class B common stock were terminated as of the Effective Date.

      On June 7, 2001, an investment fund affiliated with Forstmann Little invested $250.0 million of cash in the Company to provide additional funding for general corporate purposes. In exchange for the investment, the Company issued 50.0 million shares of its pre-petition Class A common stock to the Forstmann Little fund and amended the terms of outstanding pre-petition convertible preferred stock held by various funds affiliated with Forstmann Little to reduce the share conversion price from $31.625 to $17.00 per share. The value of the pre-petition Class A common stock issued at the date the investment closed was $157.5 million. The remaining $92.5 million, attributed to the pre-petition convertible preferred stock amendment, was recorded as a credit to the preferred stock balance and was being amortized against the accretion of the preferred stock redemption obligation. As discussed in note 12, during the second half of 2002, the Company recognized a gain equal to the remaining unamortized balance of this deferred modification fee.

      In June 2000, the Company effected two-for-one stock splits of the issued and outstanding shares of pre-petition Class A and Class B common stock, in the form of stock dividends. The accompanying consolidated financial statements and the related notes herein have been adjusted retroactively to reflect the two-for-one stock splits.

14.     INCOME TAXES

      Components of deferred tax assets and liabilities were as follows (dollars in thousands):

	December 31,

	2002	2001

Deferred tax assets:
Provisions not currently deductible	$123,280	$41,954
Property, equipment and other long-term assets (net)	367,208	348,582
Net operating loss and capital loss carryforwards	1,863,336	1,313,477

Total deferred tax assets	2,353,824	1,704,013
Valuation allowance	(2,028,331)	(1,390,017)

Net deferred tax assets	325,493	313,996
Deferred tax liabilities:
Property, equipment and other long-term assets (net)	(101,402)	(72,108)
Other identifiable intangibles	(222,537)	(238,465)
Other	(1,554)	(3,423)

Total deferred tax liabilities	(325,493)	(313,996)

Net deferred taxes	$—	$—

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net change in valuation allowance for the year ended December 31, 2002 was an increase of $638.3 million. The net change in the valuation allowance for years ended December 31, 2001 and 2000 was an increase of $591.2 million and $521.2 million, respectively.

      As of December 31, 2002, the Company has capital loss carryforwards of approximately $0.5 billion and net operating loss carryforwards of approximately $4.0 billion. As discussed in notes 2 and 3, upon consummation of the Plan of Reorganization during the first quarter of 2003, the Company will recognize a substantial amount of cancellation of indebtedness income. Accordingly, a substantial portion of the Company’s $4.5 billion of capital and net operating loss carryforwards are expected to be eliminated. Other tax attributes, including property bases, could also be reduced. Any surviving capital or net operating loss carryforwards will be subject to limitations imposed under the ownership change rules in the U.S. Internal Revenue Code.

      The Company will join with the affiliated group of corporations controlled by Mr. Icahn in filing a consolidated federal income tax return. As such, the Company entered into a Tax Allocation Agreement with Starfire Holding Corporation (“Starfire”), the Parent entity of the affiliated group of corporations controlled by Mr. Icahn. Generally, the Tax Allocation Agreement provides that Starfire will pay all consolidated federal income taxes on behalf of the consolidated group that includes XO, and XO will make payments to Starfire in an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Starfire.

      A reconciliation of the Company’s effective income tax rate and the U.S. federal and state tax rate is as follows:

	2002	2001

Statutory U.S. federal rate	35.0%	35.0%
State income taxes, net of federal benefit	6.0%	6.0%
Valuation allowance for deferred tax assets	(18.3)%	(29.4)%
Other identifiable intangibles	(22.7)%	(11.6)%

Effective income tax rate	—%	—%

15.     COMPREHENSIVE LOSS

      Comprehensive loss includes the Company’s net loss applicable to common shares, as well as net unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments from the Company’s former European operations, which were sold in February 2002. The following table reflects the Company’s calculation of comprehensive loss for the years ended December 31, 2002, 2001 and 2000 (dollars in thousands):

	Year Ended December 31,

	2002	2001	2000

Net loss applicable to common shares	$(3,350,362)	$(1,838,917)	$(1,247,655)
Other comprehensive (gains) loss:
Net unrealized holding (gains) losses and foreign currency translation adjustments	—	22,556	38,870
Less: Net realized (gains) losses and foreign currency translation adjustments transferred to current period earnings	(7,894)	4,891	(206,545)

Comprehensive loss	$(3,358,256)	$(1,811,470)	$(1,415,330)

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     STOCK COMPENSATION ARRANGEMENTS

      The Company had an Employee Stock Purchase Plan, (the “Purchase Plan”), under which 12.0 million shares of Class A common stock were authorized for issuance. The Purchase Plan was suspended in 2001 in connection with the commencement of XO Parent’s balance sheet reorganization, and then was subsequently cancelled. As discussed in note 2, pursuant to the Plan of Reorganization, all interests in the Company’s pre-petition Class A common stock were terminated as of the Effective Date. Prior to the suspension of the Purchase Plan, eligible employees could purchase the Company’s pre-petition Class A common shares at 85% of the lower of the average market value of the Class A common stock on the first and the last trading day of each calendar quarter. Employees who owned 5% or more of the voting rights of the Company’s outstanding common shares could not participate in the Purchase Plan. During the years ended December 31, 2001 and 2000, employees purchased 6.3 million and 0.4 million shares of pre-petition Class A common stock, respectively, under the Purchase Plan.

      Prior to the Effective Date, the Company also maintained the XO Communications, Inc. Stock Option Plan (the “Stock Option Plan”) and certain other equity compensation plans that had been assumed in connection with the acquisition of Concentric Network (collectively, the “Old Stock Option Plans”) to provide a performance incentive for certain officers, employees and individuals or companies who provide services to the Company. The Old Stock Option Plans provided for the granting of qualified and non-qualified stock options. The options became exercisable over vesting periods of up to four years and expired no later than 10 years after the date of grant.

      The Company had authorized 113.0 million shares of pre-petition Class A common stock for issuance under the Old Stock Option Plans. In May 2001, the Company offered its employees the opportunity to exchange certain options outstanding under the Old Stock Option Plans for new options equal to 85% of the number of shares tendered. The Company granted the new options on January 17, 2002, the first business day that was six months and one day following the closing of this exchange offer. The exercise price of the new options was the last reported sale price of the pre-petition Class A common stock on the date of that grant, which was $0.14 per share. The new options were 30% vested on the date of grant and the remaining 70% vest monthly in equal installments over the following 36-month period until fully vested. As of December 31, 2002, 44.0 million shares were available for issuance under the Old Stock Option Plans. However, as discussed in note 2 under the Plan of Reorganization, all interests in the Company’s pre-petition Class A common stock including any options or awards granted under the Old Stock Option Plans, were terminated and cancelled as of the Effective Date, and holders of such options under such plans were entitled to no distribution pursuant to the Plan of Reorganization.

      The Company recorded approximately $28.9 million, $37.2 million, and $48.3 million of stock-based compensation expense related to the Old Stock Option Plan for the years ended December 31, 2002, 2001, and 2000, respectively.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following two tables summarize information regarding options under the Company’s Old Stock Option Plan for the last three years:

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding at December 31, 1999	55,203,534	$9.86
Assumed in acquisition	13,086,985	$20.51
Granted	36,850,732	$35.17
Canceled	(12,590,334)	$19.52
Exercised	(11,310,416)	$6.63

Outstanding at December 31, 2000	81,240,501	$22.77
Granted	5,909,809	$7.72
Canceled	(49,163,452)	$28.32
Exercised	(3,677,562)	$5.36

Outstanding at December 31, 2001	34,309,296	$13.91
Granted	24,978,119	$0.14
Canceled	(15,053,582)	$9.97
Exercised	(35,860)	$0.01

Outstanding at December 31, 2002	44,197,973	$7.37

Exercisable, at December 31, 2000	16,369,892	$11.30
Exercisable, at December 31, 2001	18,902,125	$12.38
Exercisable, at December 31, 2002	30,350,882	$8.00

	Options Outstanding
				Options Exercisable
		Weighted
	Options	Average	Weighted	Options	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
	at December 31,	Contractual	Exercise	at December 31,	Exercise
Range of Exercise Prices	2002	Life	Price	2002	Price

$0.01 - $0.16	22,929,528	8.6	$0.12	13,097,978	$0.11
$0.25 - $6.25	5,892,586	6.1	$4.26	4,818,112	$4.68
$6.28 - $14.06	8,416,102	6.5	$9.61	7,521,309	$9.39
$14.25 - $66.00	6,959,757	6.9	$31.16	4,913,483	$30.16

	44,197,973	7.6	$7.37	30,350,882	$8.00

      The Company uses the Black-Scholes option-pricing model to determine the pro forma effect of using the intrinsic value method rather than the fair value method of accounting for employee stock options. The model uses certain information, such as the interest rate on a risk-free security maturing generally at the same time as the option being valued, and requires certain assumptions, such as the expected amount of time an option will be outstanding until it is exercised or it expires, to calculate the weighted average fair value per share of

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock options granted. This information and the assumptions used for 2002, 2001, and 2000 are summarized below:

	2002	2001	2000

Expected volatility	125.0%	125.0%	77.2%
Risk free interest rate	4.0%	4.3%	6.2%
Dividend yield	0.0%	0.0%	0.0%
Expected life (range in years)	4.0	4.0	4.0
Weighted average fair value per share at grant date	$0.11	$5.10	$19.14

      In connection with the confirmation of the Company’s Plan of Reorganization, the Bankruptcy Court approved the adoption of the XO Communications, Inc. 2002 Stock Incentive Plan (the “2002 Stock Incentive Plan”), as of the Effective Date. Under the 2002 Stock Incentive Plan, the Company is authorized to issue, in the aggregate, stock awards of up to 17.6 million of shares of New Common Stock, in the form of options to purchase stock or restricted stock. Non-qualified options to purchase 11.5 million shares of the New Common Stock have been granted and are outstanding as of March 1, 2003, each at a purchase price of $5.00 per share. Of these options, 25% are vested and the remainder vest over three years.

      The 2002 Stock Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors, which has the discretionary authority to determine all matters relating to awards of stock options and restricted stock, including the selection of eligible participants, the number of shares of common stock to be subject to each option or restricted stock award, the exercise price of each option, vesting, and all other terms and conditions of awards.

      Unless the Compensation Committee designates otherwise, all options expire on the earlier of (i) ten years after the date of grant, (ii) twelve months after termination of employment with XO due to death or complete and permanent disability, (iii) immediately upon termination of employment by XO for cause, or (iv) three months after termination of employment by the employee or by XO for other than cause.

17.     SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA

      Supplemental disclosure of the Company’s cash flow information is as follows (dollars in thousands):

	Year Ended December 31,

	2002	2001	2000

Non-cash financing and investing activities were as follows:
Class A common stock, warrants and options issued in acquisitions and under lease arrangements	$—	$29,055	$3,002,309
Redeemable preferred stock dividends, paid in shares of redeemable preferred stock	—	86,237	76,671
Accrued redeemable preferred stock dividends, payable in shares of redeemable preferred stock	—	6,524	17,090
Assumption of preferred stock and liabilities in acquisitions	—	8,816	614,027
Conversion of 6 1/2% redeemable cumulative preferred stock to Class A common stock	35	17,700	93,860
Other obligations assumed	—	—	11,119
Cash paid for interest	$11,681	$313,178	$331,892

      As discussed in note 2, the Company ceased paying dividends and interest on its redeemable preferred stock and its senior unsecured notes during 2001 and its subordinated unsecured notes in February 2002.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Savings and Retirement Plan

      At December 31, 2002, the Company had a defined contribution plan, generally covering all full time employees in the United States. The Company provides a company match to all eligible employees based on certain plan provisions and the discretion of the Board of Directors. Beginning November 30, 2001, the Company’s pre-petition Class A common stock was no longer available as an investment option due to the Company’s pending reorganization. Effective April 1, 2002, the Company changed its employer matching contribution from a 100% matching contribution up to 5% of the participant’s compensation to a 50% matching contribution up to 5% of the participant’s compensation. Company contributions were $7.0 million, $12.5 million and $8.3 million during 2002, 2001 and 2000, respectively.

18.     OPERATING SEGMENTS

Reportable Segments

      The Company operates its business as one communications segment. The Company’s communications segment includes all of its products and services including data, voice, integrated voice and data, and other services. These services have similar network operations and technology requirements and are sold through similar sales channels to a similar targeted customer base. Therefore, the Company manages these services as a single segment that is divided into profit centers that are focused on geographic areas, or markets, within the United States, or that are focused on customers with a presence across geographical markets.

Products and Services

      The Company classifies its products and services revenues offered by its communications services segment into voice services, data services, integrated voice and data services, and other services (dollars in thousands):

	Year Ended December 31,

	2002	2001	2000

Voice services	$658,453	$606,848	$386,796
Data services	472,247	596,664	331,892
Integrated voice and data services	128,048	52,018	2,693
Other services	1,105	3,037	2,445

Total revenue	$1,259,853	$1,258,567	$723,826

19.     SELECTED QUARTERLY DATA (Unaudited)

      Quarterly financial information is summarized in the table below (dollars in thousands, except for share data):

	Quarter Ended 2002

	March 31,	June 30,	September 30,	December 31,

Revenue	$333,405	$325,480	$301,526	$299,442
Cost of service	140,367	134,346	126,215	121,996
Loss from operations(a)(b)	(182,663)	(176,771)	(673,001)	(176,463)
Net loss before extraordinary item and cumulative effect of accounting change	(299,028)	(346,133)	(695,209)	(169,822)
Net loss(c)	(2,175,654)	(346,133)	(695,209)	(169,822)
Net loss applicable to common shares(d)	(2,198,480)	(286,851)	(695,209)	(169,822)
Net loss per common share (basic and diluted)(e)	(4.97)	(0.65)	(1.57)	(0.39)

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended 2001

	March 31,	June 30,	September 30,	December 31,

Revenue	$277,307	$306,779	$331,478	$343,003
Cost of service	114,894	122,942	138,100	151,762
Loss from operations(a)	(358,248)	(362,418)	(547,285)	(681,940)
Net loss before extraordinary item	(443,511)	(461,116)	(734,655)	(791,853)
Net loss(c)	(443,511)	(461,116)	(398,917)	(782,581)
Net loss applicable to common shares(d)	(482,552)	(500,722)	(50,752)	(804,891)
Net loss per common share (basic and diluted)(e)	(1.31)	(1.32)	(0.12)	(1.84)

(a)	In the third quarter of 2002, loss from operations includes a non-cash asset write down totaling $477.3 million resulting from an agreement with Level 3 to amend various agreements relating to the Company’s Level 3 inter-city fiber network facilities. In the second quarter of 2001, loss from operations includes restructuring charges totaling $509.2 million associated with plans to restructure certain aspects of the Company’s business operations.

(b)	Loss from operations in the quarters ended March 31, June 30, and September 30, 2002, respectively, reflects the reclassification of reorganization expense, net to below loss from operations.

(c)	In the first quarter of 2002, net loss includes a $1,876.6 million impairment charge to write-off all of XO’s goodwill as a cumulative effect of accounting change, pursuant to SFAS No. 142. In the third quarter of 2001, net loss includes an extraordinary gain of $345.0 million resulting from the repurchase of certain of XO’s senior notes and a write-down of $87.0 million for an other than temporary decline in the value of certain investments.

(d)	In the second quarter of 2002, net loss applicable to common shares includes a net gain of $78.7 million as XO’s preferred stock was deemed subject to compromise under SOP 90-7 as of the Petition Date, requiring the Company to recognize the remaining $81.5 million unamortized balance of its deferred modification fee and write-off certain issuance costs and discounts.

(e)	The net loss per share data has been calculated based on the shares outstanding of the Company’s pre-petition class A and class B common stock prior to the consummation of its Plan of Reorganization. On the Effective Date of the Company’s Plan of Reorganization, all interests in XO’s pre-petition class A and class B common stock were terminated and all outstanding shares were cancelled. See note 2 for further discussion. The net loss per share data has been adjusted for the stock splits effected in 2000 and in prior periods.

20.     RELATED PARTY TRANSACTIONS

      In February 2003, Dixon Properties, LLC (“Dixon”), which is controlled by Mr. Icahn, acquired ownership of the building in which XO headquarters is located in a transaction that was approved by the Bankruptcy Court. XO currently leases approximately 170,000 square feet of space in that building. In connection with the purchase of the building by Dixon, it assumed the existing lease agreement. Pursuant to the assumed lease agreement, XO is obligated to pay $20.4 million in the aggregate to Dixon through the expiration of the initial term of the lease, which is November 30, 2007.

      XO Parent has entered into a Tax Allocation Agreement, dated January 16, 2003, between XO Parent and Starfire, a company controlled by Mr. Icahn, which in turn indirectly controls Cardiff, in connection with the fact that it is contemplated that these entities will be filing consolidated federal income tax returns, and possibly combined returns for state tax purposes. The Tax Allocation Agreement, which was approved by the Bankruptcy Court in connection with XO Parent’s Chapter 11 proceedings, establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of the Company with Starfire for income tax purposes. Generally, the Tax Allocation Agreement provides that Starfire will pay all consolidated federal income taxes on behalf of the consolidated group that includes the Company, and the Company will make payments to Starfire in an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Starfire.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Arnos, which is owned and controlled by Mr. Icahn, holds approximately 85% of the $500 million in loans outstanding under the New Credit Agreement. Under the New Credit Agreement, no cash interest payments are required to be made by the Company until it achieves specified financial targets.

      In July 2001, the Company executed a multi-year agreement with Nextel Communications, Inc. (“Nextel”) pursuant to which XO will provide Nextel telecommunications services. Individuals who served as members of the Company’s board of directors prior to the Effective Date of the Company’s Plan of Reorganization also serve on the board of directors of Nextel. One of these members, Craig O. McCaw, along with his affiliates, held a controlling voting interest in the Company prior to the Effective Date of the Plan of Reorganization and holds certain management rights related to his investment in Nextel. Prior to entering into the agreement with Nextel, the Company participated in a competitive proposal process initiated by Nextel, which included numerous national telecommunications providers. Therefore, in management’s opinion, the agreement with Nextel was consummated in the normal course of operations with prices and terms equivalent to those available to, and transacted with, unrelated parties.

      Prior to the Effective Date of the Company’s Plan of Reorganization, certain investment funds affiliated with Forstmann Little & Co. had a significant equity interest in the Company and had designated certain individuals to serve as members of the Company’s board of directors. Such investment funds and other entities affiliated with Forstmann Little & Co. also hold a significant equity interest in McLeodUSA (“McLeod”). McLeod provides interconnection and facilities based telecommunications services to the Company, and the Company provides, on a limited basis, telecommunications service to McLeod. In addition, during 2001, XO acquired certain unlit metro network capacity from McLeod to support infrastructure requirements in a specific XO market.

      The following table summarizes the Company’s transactions with Nextel and McLeod (dollars in thousands):

	Revenue Recognized		Payments Made
	from Services		for Services
	Provided for the		Received for the
	Year Ended		Year Ended
	December 31,		December 31,

	2002	2001	2002	2001

McLeod	$373	$7,112	$1,953	$8,410
Nextel	$66,852	$27,599	$2,745	$6,206

      The following amounts are outstanding as a result of the Company’s transactions (dollars in thousands):

			Accounts
	Accounts		Payable
	Receivable as of		as of
	December 31,		December 31,

	2002	2001	2002	2001

McLeod	$16	$57	$20	$—
Nextel	$11,219	$9,732	$—	$10

21.     COMMITMENTS AND CONTINGENCIES

Operating Commitments

      The Company is leasing premises under various noncancelable operating leases for administrative space, building access, and other leases, which, in addition to rental payments, require payments for insurance, maintenance, property taxes and other executory costs related to the leases. The lease agreements have various expiration dates and renewal options through 2021. The Company also has various noncancelable long-term contractual obligations associated with maintenance and service agreements.

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease commitments required under noncancelable operating leases and contractual obligations are as follows (dollars in thousands):

	Operating	Other Long-Term
	Lease	Contractual
Year Ending December 31,	Obligations	Obligations

2003	$62,733	$74,126
2004	59,045	57,612
2005	55,600	17,574
2006	51,458	14,577
2007	47,334	11,780
Thereafter	232,550	107,277

Total minimum commitments	$508,720	$282,946

      Rent expense for cancelable and noncancelable leases totaled approximately $76.4 million, $100.1 million, and $54.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Capital Leases

      Network assets under capital leases totaled approximately $16.3 million and $27.2 million as of December 31, 2002 and 2001, respectively, and are included in telecommunications networks in property and equipment. Depreciation on leased assets of $2.0 million for the year ended December 31, 2002 is included in depreciation expense. Future minimum lease payments under capital lease obligations as of December 31, 2002 are as follows (dollars in thousands):

Year Ending December 31,

2003	$10,031
2004	2,809
2005	2,668
2006	2,416
2007	1,733
Thereafter	277

Total minimum capital lease payments	19,934
Less: imputed interest	4,123
Less: current portion of capital lease obligations	8,629

Long-term portion of capital lease obligation	$7,182

      As of December 31, 2002 both the current portion and long-term portions of the capital lease obligation are classified as subject to compromise, in accordance with SOP 90-7.

Legal Proceedings

      The Company is not currently a party to any legal proceedings, other than regulatory and other proceedings that are in the normal course of business.

Prepaid Calling Card Tax Matter

      On July 26, 2002, the Company was advised by the staff of the Securities and Exchange Commission that it was conducting an informal inquiry primarily relating to obligations with respect to, and XO’s accrual of liabilities for, specified federal excise and state sales tax and similar tax obligations arising in connection with

XO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prepaid calling card services and relating to certain other matters. Sales from prepaid calling card services that are potentially subject to these taxes accounted for approximately $56 million of total revenues for 1999, when the Company began providing these services, through June 30, 2002. The Company believes that its accounting for these potential obligations is appropriate and that its accruals of liabilities relating to these obligations are adequate.

Unfunded Affiliate Pension Obligation

      As discussed in note 2, affiliates of Mr. Icahn hold over 80% of the outstanding New Common Stock of XO Parent. Applicable pension and tax laws make each member of a plan sponsor’s “controlled group” (generally defined as entities in which there is at least an 80% common ownership interest) jointly and severally liable for certain pension plan obligations of the plan sponsor. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation, (the “PBGC”) against the assets of each member of the plan sponsor’s controlled group.

      As a result of the more than 80% ownership interest in XO Parent by Mr. Icahn’s affiliates, XO Parent and its subsidiaries will be subject to the pension liabilities of any entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%, which includes ACF Industries Inc. (“ACF”), which is the sponsor of certain pension plans. As most recently determined by the ACF plans’ actuaries, pension plans maintained by ACF are underfunded in the aggregate by approximately $14 million on an ongoing actuarial basis and by approximately $102 million if those plans were terminated. As a member of the same controlled group, XO Parent and each of its subsidiaries would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the ACF pension plans.

      The current underfunded status of the ACF pension plans requires ACF to notify the PBGC if XO Parent or its subsidiaries cease to be a member of the ACF controlled group. In addition, so long as the Company remains a member of the ACF controlled group, certain other “reportable events,” including certain extraordinary dividends and stock redemptions, must be reported to the PBGC.

22.     SUBSEQUENT EVENT

Effectiveness of Bankruptcy Plan

      The Plan of Reorganization that was confirmed by order of the Bankruptcy Court on November 15, 2002 became effective January 16, 2003, and is discussed in more detail in note 2.

XO COMMUNICATIONS, INC.

SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
For The Years Ended December 31, 2002, 2001 and 2000

		Additions
	Beginning	Charged to		Ending
	Balance	Expense	Reductions	Balance

	(In thousands)
Allowance for doubtful accounts
2000	$7,215	$21,999	$(8,215)	$20,999
2001	$20,999	$45,757	$(34,264)	$32,492
2002	$32,492	$53,631	$(49,093)	$37,030
Restructuring accrual
2000	$30,935	$—	$(30,935)	$—
2001(a)	$—	$509,202	$(383,429)	$125,773
2002(b)	$125,773	$480,168	$(526,951)	$78,990

(a)	Only $16.6 million of the reduction in the 2001 restructuring accrual was for cash payments. The balance was associated with the write down for the excess of carrying value of assets to be sold or abandoned and was applied to those assets.

(b)	Only $49.7 million of the reduction in 2002 restructuring accrual was for cash payments. The balance was associated with the non-cash asset write down resulting from an agreement with Level 3 to amend various agreements relating to XO’s Level 3 inter-city fiber network facilities.

XO Communications, Inc.

Rights Offering

43,333,333 Shares of Common Stock, $0.01 par value

Exercise Price $5.00 per share

PROSPECTUS

Dated October 16, 2003